Exhibit 99.2

Annual Report

2012

Consolidated financial statements, management report and audit report for 2012

APPENDICES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Banco Bilbao Vizcaya Argentaria, S.A.:

We have audited the accompanying consolidated balance sheets of BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (the “Company”) and subsidiaries composing the BANCO BILBAO VIZCAYA ARGENTARIA Group (the “Group” - Note 3) as of December 31, 2012, 2011 and 2010, and the related consolidated income statements, statements of recognized income and expense, statements of changes in equity and statements of cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the controlling Company’s Directors. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of BANCO BILBAO VIZCAYA ARGENTARIA, S.A. and subsidiaries composing the BANCO BILBAO VIZCAYA ARGENTARIA Group as of December 31, 2012, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with the International Financial Reporting Standards, as issued by the International Accounting Standards Boards (“IFRS – IASB”).

As discussed in Note 1.2 to the consolidated financial statements, the accompanying 2012 and 2011 consolidated financial statements have been retrospectively adjusted for the adoption of International Financial Reporting Standard (“IFRS”) 11 related to the method of accounting for jointly controlled entities. The impact of the adoption of IFRS 11 in the 2010 consolidated financial statements was not material.

/s/ DELOITTE, S.L.

Madrid- Spain

April 2, 2013 (October 4, 2013 as to the effects of (i) the adoption of IFRS 10, 11 and 12, discussed in Note 1.2 and (ii) the change in segments discussed in Notes 1.2 and 6)

Consolidated balance sheets as of December 31, 2012, 2011 and 2010

		Millions of Euros
ASSETS	Notes	2012 (*)	2011 (*)	2010 (*)
CASH AND BALANCES WITH CENTRAL BANKS	9	35,494	29,841	19,981
FINANCIAL ASSETS HELD FOR TRADING	10	79,829	70,471	63,283
Loans and advances to credit institutions		-	-	-
Loans and advances to customers		244	-	-
Debt securities		28,020	20,946	24,358
Equity instruments		2,915	2,192	5,260
Trading derivatives		48,650	47,333	33,665
OTHER FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	11	2,530	2,773	2,774
Loans and advances to credit institutions		-	-	-
Loans and advances to customers		-	-	-
Debt securities		753	708	688
Equity instruments		1,777	2,065	2,086
AVAILABLE-FOR-SALE FINANCIAL ASSETS	12	67,500	54,641	56,456
Debt securities		63,548	49,416	50,875
Equity instruments		3,952	5,225	5,581
LOANS AND RECEIVABLES	13	371,347	369,916	364,707
Loans and advances to credit institutions		25,448	24,503	23,637
Loans and advances to customers		342,163	342,543	338,857
Debt securities		3,736	2,870	2,213
HELD-TO-MATURITY INVESTMENTS	14	10,162	10,955	9,946
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	15	226	146	40
HEDGING DERIVATIVES	15	4,894	4,538	3,563
NON-CURRENT ASSETS HELD FOR SALE	16	4,229	2,075	1,529
INVESTMENTS IN ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD	17	10,782	9,299	4,547
Associates		6,469	5,567	4,247
Jointly controlled entities		4,313	3,732	300
INSURANCE CONTRACTS LINKED TO PENSIONS		7	-	-
REINSURANCE ASSETS	18	50	26	28
TANGIBLE ASSETS	19	7,572	7,126	6,701
Property, plants and equipment		5,702	5,536	5,132
For own use		5,177	4,701	4,408
Other assets leased out under an operating lease		525	835	724
Investment properties		1,870	1,590	1,569
INTANGIBLE ASSETS	20	7,132	6,880	8,007
Goodwill		5,430	5,536	6,949
Other intangible assets		1,702	1,344	1,058
TAX ASSETS	21	11,650	7,727	6,649
Current		1,851	1,460	1,113
Deferred		9,799	6,267	5,536
OTHER ASSETS	22	7,668	6,424	4,527
Inventories		4,223	3,994	2,788
Rest		3,445	2,430	1,739
TOTAL ASSETS		621,072	582,838	552,738
(*) Financial statements have been recast as described in Note 1.2 to the financial statements.

The accompanying Notes 1 to 59 and Appendices I to XII are an integral part of the consolidated balance sheet as of December 31, 2012, 2011 and 2010.

Consolidated balance sheets as of December 31, 2012, 2011 and 2010

		Millions of Euros
LIABILITIES AND EQUITY	Notes	2012 (*)	2011 (*)	2010 (*)
FINANCIAL LIABILITIES HELD FOR TRADING	10	55,834	51,178	37,212
Deposits from central banks		-	-	-
Deposits from credit institutions		-	-	-
Customer deposits		-	-	-
Debt certificates		-	-	-
Trading derivatives		49,254	46,567	33,166
Short positions		6,580	4,611	4,046
Other financial liabilities		-	-	-
OTHER FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	11	2,216	1,621	1,607
Deposits from central banks		-	-	-
Deposits from credit institutions		-	-	-
Customer deposits		-	-	-
Debt certificates		-	-	-
Subordinated liabilities		-	-	-
Other financial liabilities		2,216	1,621	1,607
FINANCIAL LIABILITIES AT AMORTIZED COST	23	490,605	465,717	453,164
Deposits from central banks		46,475	32,877	11,010
Deposits from credit institutions		55,675	56,601	57,170
Customer deposits		282,795	272,402	275,789
Debt certificates		86,255	81,124	85,179
Subordinated liabilities		11,815	15,303	17,420
Other financial liabilities		7,590	7,410	6,596
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	15	-	-	(2)
HEDGING DERIVATIVES	15	2,968	2,709	1,664
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	16	387	-	-
LIABILITIES UNDER INSURANCE CONTRACTS	18-24	9,020	7,729	8,034
PROVISIONS	25	7,834	7,471	8,322
Provisions for pensions and similar obligations	26	5,777	5,577	5,980
Provisions for taxes and other legal contingencies		406	349	304
Provisions for contingent risks and commitments		322	266	264
Other provisions		1,329	1,279	1,774
TAX LIABILITIES	21	3,820	2,147	2,195
Current		1,058	727	604
Deferred		2,762	1,420	1,591
OTHER LIABILITIES	22	4,586	4,208	3,067
TOTAL LIABILITIES		577,270	542,780	515,263
(*) Financial statements have been recast as described in Note 1.2 to the financial statements.

The accompanying Notes 1 to 59 and Appendices I to XII are an integral part of the consolidated balance sheet as of December 31, 2012, 2011 and 2010.

Consolidated balance sheets as of December 31, 2012, 2011 and 2010

		Millions of Euros
LIABILITIES AND EQUITY (Continued)	Notes	2012 (*)	2011 (*)	2010 (*)
STOCKHOLDERS’ FUNDS		43,614	40,952	36,689
Common Stock	27	2,670	2,403	2,201
Issued		2,670	2,403	2,201
Unpaid and uncalled (-)		-	-	-
Share premium	28	20,968	18,970	17,104
Reserves	29	19,672	17,940	14,360
Accumulated reserves (losses)		18,721	17,580	14,305
Reserves (losses) of entities accounted for using the equity method		951	360	55
Other equity instruments		62	51	37
Equity component of compound financial instruments		-	-	-
Other equity instruments		62	51	37
Less: Treasury stock	30	(111)	(300)	(552)
Income attributed to the parent company		1,676	3,004	4,606
Less: Dividends and remuneration		(1,323)	(1,116)	(1,067)
VALUATION ADJUSTMENTS	31	(2,184)	(2,787)	(770)
Available-for-sale financial assets		(238)	(628)	333
Cash flow hedging		36	30	49
Hedging of net investment in foreign transactions		(243)	(159)	(158)
Exchange differences		(1,164)	(1,623)	(978)
Non-current assets held-for-sale		(104)	-	-
Entities accounted for using the equity method		(24)	(179)	(16)
Other valuation adjustments		(447)	(228)	-
NON-CONTROLLING INTEREST	32	2,372	1,893	1,556
Valuation adjustments		188	36	(86)
Rest		2,184	1,857	1,642
TOTAL EQUITY		43,802	40,058	37,475
TOTAL LIABILITIES AND EQUITY		621,072	582,838	552,738

		Millions of Euros
MEMORANDUM ITEM	Notes	2012 (*)	2011 (*)	2010 (*)
CONTINGENT RISKS	34	37,019	37,629	36,441
CONTINGENT COMMITMENTS	34	90,142	90,688	90,574
(*) Financial statements have been recast as described in Note 1.2 to the financial statements.

The accompanying Notes 1 to 59 and Appendices I to XII are an integral part of the consolidated balance sheet as of December 31, 2012, 2011 and 2010.

Consolidated income statements for the years ended December 31, 2012, 2011 and 2010

		Millions of Euros
	Notes	2012 (*)	2011 (*)	2010 (*)
INTEREST AND SIMILAR INCOME	39	24,815	23,229	21,130
INTEREST AND SIMILAR EXPENSES	39	(10,341)	(10,505)	(7,814)
NET INTEREST INCOME		14,474	12,724	13,316
DIVIDEND INCOME	40	390	562	529
SHARE OF PROFIT OR LOSS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD	41	1,039	787	331
FEE AND COMMISSION INCOME	42	5,290	4,874	4,864
FEE AND COMMISSION EXPENSES	43	(1,134)	(980)	(831)
NET GAINS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES	44	1,636	1,070	1,372
Financial instruments held for trading		653	1,003	640
Other financial instruments at fair value through profit or loss		69	17	18
Other financial instruments not at fair value through profit or loss		914	50	714
Rest		-	-	-
EXCHANGE DIFFERENCES (NET)		69	410	455
OTHER OPERATING INCOME	45	4,765	4,212	3,537
Income on insurance and reinsurance contracts		3,631	3,299	2,597
Financial income from non-financial services		807	643	647
Rest of other operating income		327	270	293
OTHER OPERATING EXPENSES	45	(4,705)	(4,019)	(3,240)
Expenses on insurance and reinsurance contracts		(2,646)	(2,425)	(1,815)
Changes in inventories		(406)	(298)	(554)
Rest of other operating expenses		(1,653)	(1,296)	(871)
ADMINISTRATION COSTS	46	(9,396)	(8,634)	(8,007)
Personnel expenses		(5,467)	(5,053)	(4,698)
General and administrative expenses		(3,929)	(3,581)	(3,309)
DEPRECIATION AND AMORTIZATION	47	(978)	(810)	(754)
PROVISIONS (NET)	48	(641)	(503)	(475)
IMPAIRMENT LOSSES ON FINANCIAL ASSETS (NET)	49	(7,859)	(4,185)	(4,718)
Loans and receivables		(7,817)	(4,163)	(4,563)
Other financial instruments not at fair value through profit or loss		(42)	(22)	(155)
(*) Financial statements have been recast as described in Note 1.2 to the financial statements.

The accompanying Notes 1 to 59 and Appendices I to XII are an integral part of the consolidated income statement for the year ended December 31, 2012, 2011 and 2010.

Consolidated income statements for the years ended December 31, 2012, 2011 and 2010

		Millions of Euros
(Continued)	Notes	2012 (*)	2011 (*)	2010 (*)
IMPAIRMENT LOSSES ON OTHER ASSETS (NET)	50	(1,123)	(1,883)	(489)
Goodwill and other intangible assets		(54)	(1,444)	(13)
Other assets		(1,069)	(439)	(476)
GAINS (LOSSES) ON DERECOGNIZED ASSETS NOT CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE	51	3	44	41
NEGATIVE GOODWILL	20	376	-	1
GAINS (LOSSES) IN NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS	52	(624)	(271)	127
OPERATING PROFIT BEFORE TAX		1,582	3,398	6,059
INCOME TAX	21	352	(158)	(1,345)
PROFIT FROM CONTINUING OPERATIONS		1,934	3,240	4,714
PROFIT FROM DISCONTINUED OPERATIONS (NET)	52	393	245	281
PROFIT		2,327	3,485	4,995
Profit attributable to parent company		1,676	3,004	4,606
Profit attributable to non-controlling interests	32	651	481	389

		Euros
	Note	2012 (*)	2011 (*)	2010 (*)
EARNINGS PER SHARE	5
Basic earnings per share		0.32	0.62	1.10
Diluted earnings per share		0.32	0.62	1.10
(*) Financial statements have been recast as described in Note 1.2 to the financial statements.

The accompanying Notes 1 to 59 and Appendices I to XII are an integral part of the consolidated income statement for the year ended December 31, 2012, 2011 and 2010.

Consolidated statements of recognized income and expenses for the years ended December 31, 2012, 2011 and 2010

	Millions of Euros
	2012 (*)	2011 (*)	2010 (*)
NET INCOME RECOGNIZED IN INCOME STATEMENT	2,327	3,485	4,995
OTHER RECOGNIZED INCOME (EXPENSES)	754	(1,894)	(813)
Available-for-sale financial assets	679	(1,167)	(2,166)
Valuation gains/(losses)	541	(1,274)	(1,963)
Amounts removed to income statement	109	85	(206)
Reclassifications	29	22	3
Cash flow hedging	7	(41)	(190)
Valuation gains/(losses)	7	(69)	(156)
Amounts removed to income statement	-	29	(34)
Amounts removed to the initial carrying amount of the hedged items	-	-	-
Reclassifications	-	(1)	-
Hedging of net investment in foreign transactions	(84)	(1)	(377)
Valuation gains/(losses)	(84)	(1)	(377)
Amounts removed to income statement	-	-	-
Reclassifications	-	-	-
Exchange differences	601	(411)	1,384
Valuation gains/(losses)	601	(414)	1,380
Amounts removed to income statement	-	3	4
Reclassifications	-	-	-
Non-current assets held for sale	(103)	-	-
Valuation gains/(losses)	(103)	-	-
Amounts removed to income statement	-	-	-
Reclassifications	-	-	-
Actuarial gains and losses in post-employment plans (**)	(316)	(266)	-
Entities accounted for using the equity method	233	(148)	228
Valuation gains/(losses)	233	(148)	228
Amounts removed to income statement	-	-	-
Reclassifications	-	-	-
Rest of recognized income and expenses	-	-	-
Income tax	(263)	140	308
TOTAL RECOGNIZED INCOME/EXPENSES	3,081	1,591	4,182
Attributed to the parent company	2,279	987	3,898
Attributed to non-controlling interest	802	604	284
(*) Financial statements have been recast as described in Note 1.2 to the financial statements.

(**) As required by the amendment of IAS 1, all items included in the consolidated statements of recognized income and expenses are subject to be recorded in the income statement, save for “Remeasurements of post-employment plans”.

The accompanying Notes 1 to 59 and Appendices I to XII are an integral part of the consolidated statement of recognized income and expenses for the year ended December 31, 2012, 2011 and 2010.

Consolidated statements of changes in equity for the years ended December 31, 2012, 2011 and 2010

	Millions of Euros
	Total Equity Attributed to the Parent Company (*)											Non- controlling Interests (Note 32)	Total Equity
	Stockholders’ Funds									Valuation Adjustments (Note 31)	Total
	Common Stock (Note 27)	Share Premium (Note 28)	Reserves (Note 29)		Other Equity Instruments	Less: Treasury Stock (Note 30)	Income Attributed to the Parent Company	Less: Dividends and Remunerations (Note 4)	Total Stockholders’ Funds
2012			Accumulated Reserves (Losses)	Reserves (Losses) from Entities Accounted for Using the Equity Method
Balances as of January 1, 2012	2,403	18,970	17,580	360	51	(300)	3,004	(1,116)	40,952	(2,787)	38,165	1,893	40,058
Effect of changes in accounting policies	-	-	-	-	-	-	-	-	-	-	-	-	-
Effect of correction of errors	-	-	-	-	-	-	-	-	-	-	-	-	-
Adjusted initial balance	2,403	18,970	17,580	360	51	(300)	3,004	(1,116)	40,952	(2,787)	38,165	1,893	40,058
Total income/ expense recognized	-	-	-	-	-	-	1,676	-	1,676	603	2,279	802	3,081
Other changes in equity	267	1,998	1,141	591	11	189	(3,004)	(207)	986	-	986	(323)	663
Common stock increase	73	-	(73)	-	-	-	-	-	-	-	-	-	-
Common stock reduction	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of financial liabilities into capital	194	1,998	-	-	-	-	-	-	2,192	-	2,192	-	2,192
Increase of other equity instruments	-	-	-	-	32	-	-	-	32	-	32	-	32
Reclassification of financial liabilities to other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-
Reclassification of other equity instruments to financial liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividend distribution	-	-	-	-	-	-	-	(1,073)	(1,073)	-	(1,073)	(357)	(1,430)
Transactions including treasury stock and other equity instruments (net)	-	-	81	-	-	189	-	-	270	-	270	-	270
Transfers between total equity entries	-	-	1,291	597	-	-	(3,004)	1,116	-	-	-	-	-
Increase/Reduction due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-	-
Payments with equity instruments	-	-	(28)	-	(21)	-	-	-	(49)	-	(49)	-	(49)
Rest of increases/reductions in total equity	-	-	(130)	(6)	-	-	-	(250)	(386)	-	(386)	34	(352)
Of which:
Acquisition of the free allotment rights	-	-	-	-	-	-	-	(250)	(250)	-	(250)	-	(250)
Balances as of December 31, 2012	2,670	20,968	18,721	951	62	(111)	1,676	(1,323)	43,614	(2,184)	41,430	2,372	43,802
(*) Financial statements have been recast as described in Note 1.2 to the financial statements.

The accompanying Notes 1 to 59 and Appendices I to XII are an integral part of the consolidated statement of changes in equity for the year ended December 31, 2012, 2011 and 2010.

Consolidated statements of changes in equity for the years ended December 31, 2012, 2011 and 2010 (continued)

	Millions of Euros
	Total Equity Attributed to the Parent Company (*)											Non-controlling Interests (Note 32)	Total Equity (*)
	Stockholders’ Funds
	Common Stock (Note 27)	Share Premium (Note 28)	Reserves (Note 29)		Other Equity Instruments	Less: Treasury Stock (Note 30)	Income Attributed to the Parent Company	Less: Dividends and Remunerations (Note 4)	Total Stockholders’ Funds	Valuation Adjustments (Note 31)	Total
2011			Accumulated Reserves (Losses)	Reserves (Losses) from Entities Accounted for Using the Equity Method
Balances as of January 1, 2011	2,201	17,104	14,305	55	37	(552)	4,606	(1,067)	36,689	(770)	35,919	1,556	37,475
Effect of changes in accounting policies	-	-	-	-	-	-	-	-	-	-	-	-	-
Effect of correction of errors	-	-	-	-	-	-	-	-	-	-	-	-	-
Adjusted initial balance	2,201	17,104	14,305	55	37	(552)	4,606	(1,067)	36,689	(770)	35,919	1,556	37,475
Total income/expense recognized	-	-	-	-	-	-	3,004	-	3,004	(2,017)	987	604	1,591
Other changes in equity	202	1,866	3,275	305	14	252	(4,606)	(49)	1,259	-	1,259	(267)	992
Common stock increase	68	-	(68)	-	-	-	-	-	-	-	-	-	-
Common stock reduction	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of financial liabilities into capital	134	1,866	-	-	-	-	-	-	2,000	-	2,000	-	2,000
Increase of other equity instruments	-	-	-	-	14	-	-	-	14	-	14	-	14
Reclassification of financial liabilities to other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-
Reclassification of other equity instruments to financial liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividend distribution	-	-	-	-	-	-	-	(937)	(937)	-	(937)	(273)	(1,210)
Transactions including treasury stock and other equity instruments (net)	-	-	(14)	-	-	252	-	-	238	-	238	-	238
Transfers between total equity entries	-	-	3,239	300	-	-	(4,606)	1,067	-	-	-	-	-
Increase/Reduction due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-	-
Payments with equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-
Rest of increases/reductions in total equity	-	-	118	5	-	-	-	(179)	(56)	-	(56)	6	(50)
Of which:
Acquisition of the free allotment rights	-	-	-	-	-	-	-	(179)	(179)	-	(179)	-	(179)
Balances as of December 31, 2011	2,403	18,970	17,580	360	51	(300)	3,004	(1,116)	40,952	(2,787)	38,165	1,893	40,058
(*) Financial statements have been recast as described in Note 1.2 to the financial statements.

The accompanying Notes 1 to 59 and Appendices I to XII are an integral part of the consolidated statement of changes in equity for the year ended December 31, 2012, 2011 and 2010.

Consolidated statements of changes in equity for the years ended December 31, 2012, 2011 and 2010 (continued)

	Millions of Euros
	Total Equity Attributed to the Parent Company (*)											Non- controlling Interests (Note 32)	Total Equity
	Stockholders’ Funds
	Common Stock (Note 27)	Share Premium (Note 28)	Reserves (Note 29)		Other Equity Instruments	Less: Treasury Stock (Note 30)	Income Attributed to the Parent Company	Less: Dividends and Remunerations (Note 4)	Total Stockholders’ Funds	Valuation Adjustments (Note 31)	Total
2010			Accumulated Reserves (Losses)	Reserves (Losses) from Entities Accounted for Using the Equity Method
Balances as of January 1, 2010	1,837	12,453	11,765	309	12	(224)	4,210	(1,000)	29,362	(62)	29,300	1,463	30,763
Effect of changes in accounting policies	-	-	-	-	-	-	-	-	-	-	-	-	-
Effect of correction of errors	-	-	-	-	-	-	-	-	-	-	-	-	-
Adjusted initial balance	1,837	12,453	11,765	309	12	(224)	4,210	(1,000)	29,362	(62)	29,300	1,463	30,763
Total income/expense recognized	-	-	-	-	-	-	4,606	-	4,606	(708)	3,898	284	4,182
Other changes in equity	364	4,651	2,540	(254)	25	(328)	(4,210)	(67)	2,721	-	2,721	(191)	2,530
Common stock increase	364	4,651	-	-	-	-	-	-	5,015	-	5,015	-	5,015
Common stock reduction	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of financial liabilities into capital	-	-	-	-	-	-	-	-	-	-	-	-	-
Increase of other equity instruments	-	-	-	-	25	-	-	-	25	-	25	-	25
Reclassification of financial liabilities to other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-
Reclassification of other equity instruments to financial liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividend distribution	-	-	-	-	-	-	(558)	(1,067)	(1,625)	-	(1,625)	(197)	(1,822)
Transactions including treasury stock and other equity instruments (net)	-	-	(105)	-	-	(328)	-	-	(433)	-	(433)	-	(433)
Transfers between total equity entries	-	-	2,865	(213)	-	-	(3,652)	1,000	-	-	-	-	-
Increase/Reduction due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-	-
Payments with equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-
Rest of increases/reductions in total equity	-	-	(220)	(41)	-	-	-	-	(261)	-	(261)	6	(255)
Balances as of December 31, 2010	2,201	17,104	14,305	55	37	(552)	4,606	(1,067)	36,689	(770)	35,919	1,556	37,475
(*) Financial statements have been recast as described in Note 1.2 to the financial statements.

The accompanying Notes 1 to 59 and Appendices I to XII are an integral part of the consolidated statement of changes in equity for the year ended December 31, 2012, 2011 and 2010.

Consolidated statements of cash flows for the years ended December 31, 2012, 2011 and 2010

		Millions of Euros
	Notes	2012 (*)	2011 (*)	2010 (*)
CASH FLOW FROM OPERATING ACTIVITIES (1)	53	9,728	17,182	8,503
Net income for the year		2,327	3,485	4,995
Adjustments to obtain the cash flow from operating activities:		10,400	7,133	(534)
Depreciation and amortization		978	810	761
Other adjustments		9,422	6,323	(1,295)
Net increase/decrease in operating assets		(38,637)	(23,356)	6,452
Financial assets held for trading		(9,358)	(7,188)	(6,450)
Other financial assets designated at fair value through profit or loss		243	1	437
Available-for-sale financial assets		(12,463)	(1,604)	(7,064)
Loans and receivables		(12,073)	(10,898)	18,590
Other operating assets		(4,986)	(3,667)	939
Net increase/decrease in operating liabilities		35,990	29,761	9,067
Financial liabilities held for trading		4,656	13,966	4,383
Other financial liabilities designated at fair value through profit or loss		595	14	240
Financial liabilities at amortized cost		28,072	14,584	5,687
Other operating liabilities		2,667	1,197	(1,243)
Collection/Payments for income tax		(352)	158	1,427
CASH FLOWS FROM INVESTING ACTIVITIES (2)	53	(1,060)	(5,092)	(7,078)
Investment		(2,522)	(6,995)	8,762
Tangible assets		(1,685)	(1,293)	1,040
Intangible assets		(777)	(619)	464
Investments		-	(4,838)	1,209
Subsidiaries and other business units		-	(245)	77
Non-current assets held for sale and associated liabilities		-	-	1,464
Held-to-maturity investments		(60)	-	4,508
Other settlements related to investing activities		-	-	-
Divestments		1,462	1,903	1,684
Tangible assets		-	175	261
Intangible assets		-	1	6
Investments		19	-	1
Subsidiaries and other business units		-	19	69
Non-current assets held for sale and associated liabilities		590	870	1,347
Held-to-maturity investments		853	838	-
Other collections related to investing activities		-	-	-
(*) Financial statements have been recast as described in Note 1.2 to the financial statements.

The accompanying Notes 1 to 59 and Appendices I to XII are an integral part of the consolidated statement of cash flows for the year ended December 31, 2012, 2011 and 2010.

Consolidated statements of cash flows for the years ended December 31, 2012, 2011 and 2010

		Millions of Euros
(Continued)	Notes	2012 (*)	2011 (*)	2010 (*)
CASH FLOWS FROM FINANCING ACTIVITIES (3)	53	(3,492)	(1,269)	1,148
Investment		(10,387)	(6,282)	12,410
Dividends		(1,269)	(1,031)	1,218
Subordinated liabilities		(3,930)	(230)	2,846
Common stock amortization		-	-	-
Treasury stock acquisition		(4,831)	(4,825)	7,828
Other items relating to financing activities		(357)	(196)	518
Divestments		6,895	5,013	13,558
Subordinated liabilities		1,793	-	1,205
Common stock increase		-	-	4,914
Treasury stock disposal		5,102	5,013	7,439
Other items relating to financing activities		-	-	-
EFFECT OF EXCHANGE RATE CHANGES (4)		471	(959)	1,063
NET INCREASE/DECREASE IN CASH OR CASH EQUIVALENTS (1+2+3+4)		5,647	9,862	3,636
CASH OR CASH EQUIVALENTS AT BEGINNING OF THE YEAR		29,829	19,967	16,331
CASH OR CASH EQUIVALENTS AT END OF THE YEAR		35,476	29,829	19,967

		Millions of Euros
COMPONENTS OF CASH AND EQUIVALENT AT END OF THE YEAR	Notes	2012 (*)	2011 (*)	2010 (*)
Cash		5,155	4,496	4,284
Balance of cash equivalent in central banks		30,321	25,333	15,683
Other financial assets		-	-	-
Less: Bank overdraft refundable on demand		-	-	-
TOTAL CASH OR CASH EQUIVALENTS AT END OF THE YEAR	9	35,476	29,829	19,967
Of which:
Held by consolidated subsidiaries but not available for the Group		-	-	-
(*) Financial statements have been recast as described in Note 1.2 to the financial statements.

The accompanying Notes 1 to 59 and Appendices I to XII are an integral part of the consolidated statement of cash flows for the year ended December 31, 2012, 2011 and 2010.

Notes to the consolidated financial statements for the year ended December 31, 2012

1.	Introduction, basis for the presentation of the consolidated financial statements and internal control of financial information.

1.1	Introduction

Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter “the Bank” or “BBVA”) is a private-law entity subject to the laws and regulations governing banking entities operating in Spain. It carries out its activity through branches and agencies across the country and abroad.

The Bylaws and other public information are available for consultation at the Bank’s registered address (Plaza San Nicolás, 4 Bilbao).

In addition to the transactions it carries out directly, the Bank heads a group of subsidiaries, joint venture and associated entities which perform a wide range of activities and which together with the Bank constitute the Banco Bilbao Vizcaya Argentaria Group (hereinafter, “the Group” or “the BBVA Group”). In addition to its own individual financial statements, the Bank is therefore required to prepare the Group’s consolidated financial statements.

As of December 31, 2012, the BBVA Group was made up of 321 fully consolidated and 130 companies accounted for using the equity method (see Notes 3 and 17 Appendices I to IV).

1.2	Basis for the presentation of the consolidated financial statements

The BBVA Group’s consolidated financial statements were presented in accordance with the International Financial Reporting Standards endorsed by the European Union (hereinafter, “EU-IFRS”) required to be applied under the Bank of Spain Circular 4/2004, of 22 December (and as amended thereafter) as of the close of the year 2012, and with any other legislation governing financial reporting applicable to the Group and in compliance with IFRS-IASB.

The BBVA Group’s consolidated financial statements for the year ended December 31, 2012 were prepared by the Bank’s Directors (at the Board of Directors meeting held on January 31, 2013) by applying the principles of consolidation, accounting policies and valuation criteria described in Note 2, so that they present fairly the Group’s consolidated equity and financial position as of December 31, 2012, together with the consolidated results of its operations and cash flows generated during year ended on that date.

These consolidated financial statements were prepared on the basis of the accounting records kept by the Bank and each of the other entities in the Group. Moreover, they include the adjustments and reclassifications required to harmonize the accounting policies and valuation criteria used by the Group (see Note 2.2).

In 2013, the BBVA Group retrospectively applied a change in accounting policy to the 2012, 2011 and 2010 financial statements of the Group relating to the application of IFRS 10 and 11. In 2010 there is immaterial effect of the implementation of IFRS 10 and 11 and therefore no changes have been applied on our audited consolidated financial statements as of December 31, 2010.

In addition, management has restated certain disclosures as a result of business segment restructuring. Segment information has been modified as follows (See Note 6):

—

As a result of the increasingly geographical orientation of the Group’s reporting structure, certain portfolios, finance and structural euro balance sheet positions managed by the Assets and Liabilities Committee (ALCO) that were previously reported under our Corporate Activities (which is currently denominated the ‘Corporate Center’) are now part of our Banking Activity in Spain segment.

—

Due to the particularities of their management, the assets and results pertaining to the real-estate business in Spain are now presented under a separate segment: Real-estate activity in Spain. This new segment includes lending to real-estate developers (which was previously included in our prior Spain segment) and foreclosed real-estate assets (which were previously included in our Corporate Activities).

The BBVA Group retrospectively applied those changes on our financial information by operating segments as of December 31, 2012 and 2011.

As a consequence, the related conforming changes affecting a retrospective application of accounting policy and changes in operating segments were prepared by Group management on October 4, 2013. These financial statements have been recast solely to reflect the changes described above. In these recast financial statements, events subsequent to the submission of the original 2012 20-F on April 2, 2013 are not reflected.

The notes to the consolidated financial statements contain supplementary information to that presented in the consolidated balance sheet, consolidated income statement, consolidated statement of recognized income and expense, consolidated statement of changes in total equity and consolidated statement of cash flows. The notes provide, in a clear, relevant, reliable and comparable manner, narrative descriptions and breakdowns of these financial statements.

The following standards came into force in 2013 or have been early adopted in the European Union by the Group in 2013 effecting a retrospective application of accounting policy and, therefore, have been applied in the present consolidated financial statements:

—

IFRS 10, Consolidated Financial Statements (mandatory for reporting periods beginning on or after January 1, 2014, early application permitted)—this standard supersedes IAS 27 and SIC 12, and introduces a single control-based consolidation model, irrespective of the nature of the investee. IFRS 10 modifies the previous definition of control. The new definition of control sets out the following three elements of control: power over the investee; exposure, or rights, to variable returns from involvement with the investee; and the ability to use power over the investee to affect the amount of the investor’s returns.

—

IFRS 11, Joint Arrangements (mandatory for reporting periods beginning on or after January 1, 2014, early application permitted)—this standard supersedes IAS 31. The fundamental change introduced by IFRS 11 with respect to the previous standard is the elimination of the option of proportionate consolidation for jointly controlled entities, which will be accounted for using the equity method.

—

IFRS 12, Disclosure of Interests in Other Entities (mandatory for reporting periods beginning on or after January 1, 2014, early application permitted)—this standard represents a single standard presenting the disclosure requirements for interests in other entities (whether they be subsidiaries, associates, joint arrangements or other interests) and includes new disclosure requirements. The objective of this standard is to require an entity to disclose information that enables users of its financial statements to evaluate the nature of its interests in other entities (control), the possible restrictions on its ability to access or use assets and settle liabilities, the risks associated with its interests in unconsolidated structured entities, etc.

The impact of the implementation of the new IFRS 10 and 11 is mainly due to the change in the consolidation method of the Garanti joint venture (IFRS 11).

Below is the balance sheet and income statement as of December 31, 2012 before and after the application of the new IFRS 10 and 11:

	Millions of Euros
ASSETS	December 31, 2012 As Previously Reported	Adjustments (*)	December 31, 2012 After Implementation
CASH AND BALANCES WITH CENTRAL BANKS	37,434	(1,940)	35,494
FINANCIAL ASSETS HELD FOR TRADING	79,954	(125)	79,829
OTHER FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	2,853	(323)	2,530
AVAILABLE-FOR-SALE FINANCIAL ASSETS	71,500	(4,000)	67,500
LOANS AND RECEIVABLES	383,410	(12,063)	371,347
HELD-TO-MATURITY INVESTMENTS	10,162	-	10,162
HEDGES OF INTEREST RATE RISK	226	-	226
HEDGING DERIVATIVES	4,894	-	4,894
NON-CURRENT ASSETS HELD FOR SALE	4,245	(16)	4,229
INVESTMENTS IN ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD	6,795	3,987	10,782
INSURANCE CONTRACTS LINKED TO PENSIONS	7	-	7
REINSURANCE ASSETS	50	-	50
TANGIBLE ASSETS	7,785	(213)	7,572
INTANGIBLE ASSETS	8,912	(1,780)	7,132
TAX ASSETS	11,829	(179)	11,650
OTHER ASSETS	7,729	(61)	7,668
TOTAL ASSETS	637,785	(16,713)	621,072

	Millions of Euros
LIABILITIES AND EQUITY	December 31, 2012 As Previously Reported	Adjustments (*)	December 31, 2012 After Implementation
FINANCIAL LIABILITIES HELD FOR TRADING	55,927	(93)	55,834
OTHER FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	2,516	(300)	2,216
FINANCIAL LIABILITIES AT AMORTIZED COST	506,487	(15,882)	490,605
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGE	-	-	-
HEDGING DERIVATIVES	2,968	-	2,968
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	387	-	387
LIABILITIES UNDER INSURANCE CONTRACTS	9,032	(12)	9,020
PROVISIONS	7,927	(93)	7,834
TAX LIABILITIES	4,077	(257)	3,820
OTHER LIABILITIES	4,662	(76)	4,586
TOTAL LIABILITIES	593,983	(16,713)	577,270

	Millions of Euros
LIABILITIES AND EQUITY (Continued)	December 31, 2012 As Previously Reported	Adjustments (*)	December 31, 2012 After Implementation
STOCKHOLDERS’ FUNDS	43,614	-	43,614
Common Stock	2,670	-	2,670
Share premium	20,968	-	20,968
Reserves	19,672	-	19,672
Other equity instruments	62	-	62
Less: Treasury stock	(111)	-	(111)
Income attributed to the parent company	1,676	-	1,676
Less: Dividends and remuneration	(1,323)	-	(1,323)
VALUATION ADJUSTMENTS	(2,184)	-	(2,184)
NON-CONTROLLING INTEREST	2,372	-	2,372
TOTAL EQUITY (**)	43,802	-	43,802
TOTAL LIABILITIES AND EQUITY	637,785	(16,713)	621,072

	Millions of Euros
MEMORANDUM ITEM	December 31, 2012 As Previously Reported	Adjustments (*)	December 31, 2012 After Implementation
CONTINGENT RISKS	39,540	(2,521)	37,019
CONTINGENT COMMITMENTS	93,098	(2,956)	90,142

(*)     Principally effect of change in consolidation method of the Garanti Group, from the proportionate consolidation method to the equity method, due to the new IFRS 11.

(**)   This change does not imply effect on net income or equity.

	Millions of Euros
	2012 As Previously Reported	Adjustments (*)	2012 After Implementation
INTEREST AND SIMILAR INCOME	26,262	(1,447)	24,815
INTEREST AND SIMILAR EXPENSES	(11,140)	799	(10,341)
NET INTEREST INCOME	15,122	(648)	14,474
DIVIDEND INCOME	390	-	390
SHARE OF PROFIT OR LOSS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD	727	312	1,039
FEE AND COMMISSION INCOME	5,574	(284)	5,290
FEE AND COMMISSION EXPENSES	(1,221)	87	(1,134)
NET GAINS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES	1,645	(9)	1,636
EXCHANGE DIFFERENCES (NET)	122	(53)	69
OTHER OPERATING INCOME	4,812	(47)	4,765
OTHER OPERATING EXPENSES	(4,730)	25	(4,705)
ADMINISTRATION COSTS	(9,768)	372	(9,396)
DEPRECIATION AND AMORTIZATION	(1,018)	40	(978)
PROVISIONS (NET)	(651)	10	(641)
IMPAIRMENT LOSSES ON FINANCIAL ASSETS (NET)	(7,980)	121	(7,859)
IMPAIRMENT LOSSES ON OTHER ASSETS (NET)	(1,123)	-	(1,123)
GAINS (LOSSES) ON DERECOGNIZED ASSETS NOT CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE	4	(1)	3
NEGATIVE GOODWILL	376	-	376
GAINS (LOSSES) IN NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS	(622)	(2)	(624)
OPERATING PROFIT BEFORE TAX	1,659	(77)	1,582
INCOME TAX	275	77	352
PROFIT FROM CONTINUING OPERATIONS	1,934	-	1,934
PROFIT FROM DISCONTINUED OPERATIONS (NET)	393	-	393
PROFIT	2,327	-	2,327
Profit attributable to parent company	1,676	-	1,676
Profit attributable to non-controlling interests	651	-	651
(*) Principally effect of change in consolidation method of the Garanti Group, from the proportionate consolidation method to the equity method, due to the new IFRS 11.

Below is the balance sheet and income statement as of December 31, 2011 before and after the application of the new IFRS 10 and 11:

	Millions of Euros
ASSETS	December 31, 2011 As Previously Reported	Adjustments (*)	December 31, 2011 After Implementation
CASH AND BALANCES WITH CENTRAL BANKS	30,939	(1,098)	29,841
FINANCIAL ASSETS HELD FOR TRADING	70,602	(131)	70,471
OTHER FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	2,977	(204)	2,773
AVAILABLE-FOR-SALE FINANCIAL ASSETS	58,144	(3,503)	54,641
LOANS AND RECEIVABLES	381,076	(11,160)	369,916
HELD-TO-MATURITY INVESTMENTS	10,955	-	10,955
HEDGES OF INTEREST RATE RISK	146	-	146
HEDGING DERIVATIVES	4,552	(14)	4,538
NON-CURRENT ASSETS HELD FOR SALE	2,090	(15)	2,075
METHOD	5,843	3,456	9,299
INSURANCE CONTRACTS LINKED TO PENSIONS	-	-	-
REINSURANCE ASSETS	26	-	26
TANGIBLE ASSETS	7,330	(204)	7,126
INTANGIBLE ASSETS	8,677	(1,797)	6,880
TAX ASSETS	7,841	(114)	7,727
OTHER ASSETS	6,490	(66)	6,424
TOTAL ASSETS	597,688	(14,850)	582,838

	Millions of Euros
LIABILITIES AND EQUITY	December 31, 2011 As Previously Reported	Adjustments (*)	December 31, 2011 After Implementation
FINANCIAL LIABILITIES HELD FOR TRADING	51,303	(125)	51,178
OTHER FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	1,825	(204)	1,621
FINANCIAL LIABILITIES AT AMORTIZED COST	479,904	(14,187)	465,717
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	-	-	-
HEDGING DERIVATIVES	2,710	(1)	2,709
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	-	-	-
LIABILITIES UNDER INSURANCE CONTRACTS	7,737	(8)	7,729
PROVISIONS	7,561	(90)	7,471
TAX LIABILITIES	2,330	(183)	2,147
OTHER LIABILITIES	4,260	(52)	4,208
TOTAL LIABILITIES	557,630	(14,850)	542,780

	Millions of Euros
LIABILITIES AND EQUITY (Continued )	December 31, 2011 As Previously Reported	Adjustments (*)	December 31, 2011 After Implementation
STOCKHOLDERS’ FUNDS	40,952	-	40,952
Common Stock	2,403	-	2,403
Share premium	18,970	-	18,970
Reserves	17,940	-	17,940
Other equity instruments	51	-	51
Less: Treasury stock	(300)	-	(300)
Income attributed to the parent company	3,004	-	3,004
Less: Dividends and remuneration	(1,116)	-	(1,116)
VALUATION ADJUSTMENTS	(2,787)	-	(2,787)
NON-CONTROLLING INTEREST	1,893	-	1,893
TOTAL EQUITY (**)	40,058	-	40,058
TOTAL LIABILITIES AND EQUITY	597,688	(14,850)	582,838

	Millions of Euros
MEMORANDUM ITEM	December 31, 2011 As Previously Reported	Adjustments (*)	December 31, 2011 After Implementation
CONTINGENT RISKS	39,904	(2,275)	37,629
CONTINGENT COMMITMENTS	93,766	(3,078)	90,688
(*) Principally effect of change in consolidation method of the Garanti Group, from the proportionate consolidation method to the equity method, due to the new IFRS 11.
(**) This change does not imply effect on net income or equity.

	Millions of Euros
	2011 As Previously Reported	Adjustments (*)	2011 After Implementation
INTEREST AND SIMILAR INCOME	24,180	(951)	23,229
INTEREST AND SIMILAR EXPENSES	(11,028)	523	(10,505)
NET INTEREST INCOME	13,152	(428)	12,724
DIVIDEND INCOME	562	-	562
SHARE OF PROFIT OR LOSS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD	595	192	787
FEE AND COMMISSION INCOME	5,075	(201)	4,874
FEE AND COMMISSION EXPENSES	(1,044)	64	(980)
NET GAINS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES	1,117	(47)	1,070
EXCHANGE DIFFERENCES (NET)	364	46	410
OTHER OPERATING INCOME	4,244	(32)	4,212
OTHER OPERATING EXPENSES	(4,037)	18	(4,019)
ADMINISTRATION COSTS	(8,898)	264	(8,634)
DEPRECIATION AND AMORTIZATION	(839)	29	(810)
PROVISIONS (NET)	(509)	6	(503)
IMPAIRMENT LOSSES ON FINANCIAL ASSETS (NET)	(4,226)	41	(4,185)
IMPAIRMENT LOSSES ON OTHER ASSETS (NET)	(1,885)	2	(1,883)
GAINS (LOSSES) ON DERECOGNIZED ASSETS NOT CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE	46	(2)	44
NEGATIVE GOODWILL	-	-	-
GAINS (LOSSES) IN NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS	(271)	-	(271)
OPERATING PROFIT BEFORE TAX	3,446	(48)	3,398
INCOME TAX	(206)	48	(158)
PROFIT FROM CONTINUING OPERATIONS	3,240	-	3,240
PROFIT FROM DISCONTINUED OPERATIONS (NET)	245	-	245
PROFIT	3,485	-	3,485
Profit attributable to parent company	3,004	-	3,004
Profit attributable to non-controlling interests	481	-	481
(*) Principally effect of change in consolidation method of the Garanti Group, from the proportionate consolidation method to the equity method, due to the new IFRS 11.

In 2010 there is immaterial effect of the implementation of IFRS 10 and 11 since the Group acquired Garanti in 2011, and there is no impact in our audited consolidated financial statements as of December 31, 2010.

Also, the following standards, amendments and interpretations whose effective dates were after December 31, 2012 were in force at the date of preparation of these consolidated financial statements:

—

IFRS 13 - “Fair value measurement” provides guidelines for fair value measurement and disclosure requirements. Under the new definition, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The requirements do not modify the existing criteria to recognize an asset or liability at fair value. However, they do provide a guide about how fair value should be measured when its use is required or permitted by other standards. The main impact of IFRS 13 for the BBVA Group is related to credit risk valuation of derivative positions; both asset “Credit Valuation Adjustment” (CVA) and liability “Debit Valuation Adjustment” (DVA). The impact in the Group’s Income Statement as of June 30, 2013 is not material.

—

Amendments to IAS 1, Presentation of Items of Other Comprehensive Income (mandatory for reporting periods beginning on or after July 1, 2012)—these amendments consist basically of the requirement for items to be classified into items that will be reclassified (recycled) to profit or loss in subsequent periods and items that will not be reclassified. This amendment did not have any impact on the consolidated financial statements.

—	Amended to IAS 19 introduces modifications to the accounting of post-employment benefit liabilities and commitments.

–

All changes in the fair value of assets from post-employment plans and obligations in the defined benefit plans shall be recognized in the period in which they occur; they shall be recognized as valuation adjustments in equity and shall not be considered as earnings in future years.

–	The presentation of fair value changes in assets in plans and changes in post-employment benefit obligations of defined-benefit plans has been clarified.

–	Greater disclosure of information is required.

This amendment did not have any impact on the consolidated financial statements.

—

Fourth annual improvements project for various IFRS. Fourth IFRS Annual Improvements project introduces small modifications and clarifications to IAS 1 - Presentation of financial statements, IAS 16 – Property, plant and equipment, IAS 32 – Financial instruments: presentation and IAS 34 - Interim financial reporting. This amendment did not have any impact on the consolidated financial statements.

—

Amended IFRS 7 – “Financial Instruments: Information to be disclosed”. The changes made to IFRS 7 introduce new disclosures of information on asset and liability offsetting. Entities must submit a breakdown of information on the gross and net amounts of those financial assets that have been or may be offset, and for all recognized financial instruments included in some type of master offset agreement, regardless of whether they have been netted or not. This amendment did not have any impact on the consolidated financial statements.

All effective accounting standards and valuation criteria with a significant effect in the consolidated financial statements were applied in their preparation.

The amounts reflected in the accompanying consolidated financial statements are presented in millions of euros, unless it is more convenient to use smaller units. Some items that appear without a total in these consolidated financial statements do so because of the size of the units used. Also, in presenting amounts in millions of euros, the accounting balances have been rounded up or down. It is therefore possible that the amounts appearing in some tables are not the exact arithmetical sum of their component figures.

The percentage changes in amounts have been calculated using figures expressed in thousands of euros.

1.3	Seasonal nature of income and expenses

The nature of the most significant operations carried out by the BBVA Group’s entities is mainly related to traditional activities carried out by financial institutions, which are not significantly affected by seasonal factors.

1.4	Responsibility for the information and for the estimates made

The information contained in the BBVA Group’s consolidated financial statements is the responsibility of the Group’s Directors.

Estimates have to be made at times when preparing these consolidated financial statements in order to calculate the registered amount of some assets, liabilities, income, expenses and commitments. These estimates relate mainly to the following:

–	Impairment on certain financial assets (see Notes 7, 8, 12, 13, 14 and 17).

–	The assumptions used to quantify certain provisions (see Notes 18, 24 and 25) and for the actuarial calculation of post-employment benefit liabilities and commitments (see Note 26).

–	The useful life and impairment losses of tangible and intangible assets (see Notes 16, 19, 20 and 22).

–	The valuation of goodwill (see Notes 17 and 20).

–	The fair value of certain unlisted financial assets and liabilities in organized markets (see Notes 7, 8, 10, 11, 12 and 15).

Although these estimates were made on the basis of the best information available as of December 31, 2012 on the events analyzed, future events may make it necessary to modify them (either up or down) over the coming years. This would be done prospectively in accordance with applicable standards, recording the effects of changes in the estimates in the corresponding consolidated income statement.

1.5	Control of the BBVA Group’s financial reporting

The financial information prepared by the BBVA Group is subject to a system of internal control (hereinafter the “Internal Control over Financial Reporting” or “ICFR”). Its aim is to provide reasonable security with respect to its reliability and integrity, and to ensure that the transactions carried out and processed use the criteria established by the Group’s management and comply with applicable laws and regulations.

The ICFR was developed by the Group’s management in accordance with international standards established by the Committee of Sponsoring Organizations of the Treadway Commission (hereinafter, “COSO”). This stipulates five components that must form the basis of the effectiveness and efficiency of systems of internal control:

–	Assessment of all of the risks that could arise during the preparation of financial information.

–	Design the necessary controls to mitigate the most critical risks.

–	Monitoring of the controls to ensure they perform correctly and are effective over time.

–	Establishment of an appropriate system of information flows to detect and report system weaknesses or flaws.

–	Establishment of a suitable control environment to track all of these activities.

The ICFR is a dynamic model that evolves continuously over time to reflect the reality of the Group’s business at any time, together with the risks affecting it and the controls designed to mitigate these risks. It is subject to continuous evaluation by the internal control units located in the Group’s different entities.

The internal control units comply with a common and standard methodology issued by the corporate internal control units, which also perform a supervisory role over them, as set out in the following diagram:

As well as the evaluation by the Internal Control Units, ICFR Model is subject to regular evaluations by the Group’s Internal Audit Department and external auditors. It is also supervised by the Audit and Compliance Committee of the Bank’s Board of Directors.

1.6	Mortgage market policies and procedures

The information on “Mortgage market policies and procedures” (for the granting of mortgage loans and for debt issues secured by such mortgage loans) required by Bank of Spain Circular 5/2011, applying Royal Decree 716/2009, dated April 24 (which developed certain aspects of Act 2/1981, dated 25 March, on the regulation of the mortgage market and other mortgage and financial market regulations), is set out in more detail in the Bank’s individual Financial Statements for 2012.

2.	Principles of consolidation, accounting policies and measurement bases applied and recent IFRS pronouncements

Appendix XI, the Glossary, includes the definition of some of the financial and economic terms used in Note 2 and subsequent Notes.

2.1	Principles of consolidation

In terms of its consolidation, accordance with the criteria established by the new IFRS 10 and 11, the BBVA Group is made up of four types of entities: subsidiaries, joint ventures, associates and structured entities, define as follows:

Subsidiaries

Subsidiaries are entities controlled by the Group (for definition of the criterion for control, see Glossary).

The financial statements of the subsidiaries are consolidated with those of the Bank using the global integration method.

The share of non-controlling interests from subsidiaries in the Group’s consolidated equity is presented under the heading “Non-controlling interests” in the consolidated balance sheet. Their share in the profit or loss for the year is presented under the heading “Profit attributable to non-controlling interests” in the accompanying consolidated income statement (see Note 32).

Note 3 includes information related to the main subsidiaries in the Group as of December 31, 2012. Appendix I includes other significant information on these entities.

Joint ventures

Joint ventures are those entities over which there is a joint arrangement to joint control (for definitions of joint arrangement, joint control and joint venture, refer to Glossary).

The financial statements of the joint ventures are consolidated with those of the Bank using the equity method. (see Note 17). Appendix II shows the main figures for joint ventures accounted for using the equity method.

Associate entities

Associates are entities in which the Group is able to exercise significant influence (for definition of significant influence, see Glossary). Significant influence is deemed to exist when the Group owns 20% or more of the voting rights of an investee directly or indirectly, unless it can be clearly demonstrated that this is not the case.

However, certain entities in which the Group owns 20% or more of the voting rights are not included as Group associates, since the Group does not have the ability to exercise significant influence over these entities. Investments in these entities, which do not represent material amounts for the Group, are classified as “Available-for-sale financial assets.”

In contrast, some investments in entities in which the Group holds less than 20% of the voting rights are accounted for as Group associates, as the Group is considered to have the ability to exercise significant influence over these entities.

Appendix II shows the most significant information related to the associates (see Note 17), which are accounted for using the equity method.

Structured Entities

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.

In those cases where the Group sets up entities, or has a holding in such entities (known as structure entities see Glossary), in order to allow its customers access to certain investments, or for transferring risks or for other purposes, in accordance with internal criteria and procedures and with applicable regulations, the Group determines whether control over the entity in question actually exists and therefore whether it should be subject to consolidation.

Such methods and procedures determine if are controlled by the Group, considering how the decisions are made about the relevant activities, assesses whether the Group has all power over the relevant elements, exposure, or rights, to variable returns from involvement with the investee; and the ability to use power over the investee to affect the amount of the investor’s returns.

Consolidated structured entities: These entities include the so-called asset securitization funds and such vehicle, which allow customers to gain access to certain investments, risk transfers, etc… (See Appendix I). They are fully consolidated in those cases where, based on the aforementioned analysis, it is determined that the Group has maintained control.

In the specific instance of the securitization funds to which the BBVA Group’s entities transfer their loan portfolios, the following indications of the existence of control are considered for the purpose of analyzing the possibility of consolidation:

–

The securitization funds’ activities are undertaken in the name of the entity in accordance with its specific business requirements, with a view to generating benefits or gains from the securitization funds’ operations.

–

The entity retains a decision-making power with a view to securing most of the gains derived from the securitization funds’ activities or has delegated this power in some kind of “auto-pilot” mechanism (the securitization funds are structured so that all the decisions and activities to be performed are pre-defined at the time of their creation).

–

The entity is entitled to receive the bulk of the profits from the securitization funds and is accordingly exposed to the risks inherent in their business activities. The entity retains the bulk of the securitization funds’ residual profit.

–	The entity retains the bulk of the securitization funds’ asset risks.

If there is control based on the preceding guidelines, the securitization funds are integrated into the consolidated Group.

The BBVA Group determined whether or not it retains substantially all the risk and rewards on such assets for all securitizations performed since January 1, 2004. As a result of these analyses, the Group has concluded that none of the securitizations undertaken since that date meet the prerequisites for derecognizing the securitized assets from the consolidated balance sheets (see Note 13.2 and Appendix V), and the securitization funds should be consolidated as the Group managed the deterioration of collateral and retains substantially all the expected credit losses and possible changes in net cash flows, while retaining the subordinated loans and lines of credit extended by the BBVA Group to these securitization funds.

Non-consolidated structured entities: The Group partially owns other vehicles also for the purpose of allowing access to customers to certain investment, transfer risks, etc… but without the control of these and which are considered non-consolidated according to IFRS 10. The balance of assets and liabilities of these vehicles is not material in relation to the Group’s consolidated financial statements.

In all cases, results of equity method investees acquired by the BBVA Group in a particular period are included taking into account only the period from the date of acquisition to the financial statements date. Similarly, the results of entities disposed of during any year are included taking into account only the period from the start of the year to the date of disposal.

2.2	Accounting policies and valuation criteria applied

The accounting standards and policies and the valuation criteria applied in preparing these consolidated financial statements may differ from those used by some of the entities within the BBVA Group. For this reason, necessary adjustments and reclassifications have been introduced in the consolidation process to standardize these principles and criteria and comply with the EU-IFRS, required to be applied under the Bank of Spain Circular 4/2004.

The accounting standards and policies and valuation criteria used in preparing the accompanying consolidated financial statements are as follows:

2.2.1 Financial instruments

Measurement of financial instruments and recognition of changes in subsequent fair value

All financial instruments are initially accounted for at fair value which, unless there is evidence to the contrary, shall be the transaction price.

All the changes in the fair value of the financial instruments, except in trading derivatives, arising from the accrual of interests and similar items are recognized under the headings “Interest and similar income” or “Interest and similar expenses”, as appropriate, in the accompanying consolidated income statement for the year in which the accrual took place (see Note 39). The dividends received from other companies are recognized under the heading “Dividend income” in the accompanying consolidated income statement for the year in which the right to receive them arises (see Note 40).

The changes in fair value after the initial recognition, for reasons other than those mentioned in the preceding paragraph, are treated as described below, according to the categories of financial assets and liabilities.

—	“Financial assets held for trading” and “Other financial assets and liabilities designated at fair value through profit or loss”

The assets and liabilities recognized under these headings of the consolidated balance sheets are measured at fair value and changes in the fair value (gains or losses) are recognized as their net value under the heading “Net gains (losses) on financial assets and liabilities” in the accompanying consolidated income statements (see Note 44). However, changes in fair value resulting from variations in foreign exchange rates are recognized under the heading “Exchange differences (net)” in the accompanying consolidated income statements.

—	“Available-for-sale financial assets”

Assets recognized under this heading in the consolidated balance sheets are measured at their fair value. Subsequent changes in fair value (gains or losses) are recognized temporarily for their amount net of tax effect, under the heading “Valuation adjustments - Available-for-sale financial assets” in the consolidated balance sheets.

Changes in the value of non-monetary items resulting from changes in foreign exchange rates are recognized temporarily under the heading “Valuation adjustments - Exchange differences” in the accompanying consolidated balance sheets. Changes in foreign exchange rates resulting from monetary items are recognized under the heading “Exchange differences (net)” in the accompanying consolidated income statements.

The amounts recognized under the headings “Valuation adjustments - Available-for-sale financial assets” and “Valuation adjustments - Exchange differences” continue to form part of the Group’s consolidated equity until the corresponding asset is derecognized from the consolidated balance sheet or until an impairment loss is recognized in the corresponding financial instrument. If these assets are sold, these amounts are derecognized and included under the headings “Net gains (losses) on financial assets and liabilities” or “Exchange differences (net)”, as appropriate, in the consolidated income statement for the year in which they are derecognized.

The gains from sales of other equity instruments considered strategic investments included under “Available-for-sale financial assets” are recognized under the heading “Gains (losses) in non-current assets held-for-sale not classified as discontinued operations” in the consolidated income statement, even if they had not been classified in a previous balance sheet as non-current assets held for sale (see Note 52).

The net impairment losses in “Available-for-sale financial assets” over the year are recognized under the heading “Impairment losses on financial assets (net) – Other financial instruments not at fair value through profit or loss” (see Note 49) in the consolidated income statements for that period.

—	“Loans and receivables”, “Held-to-maturity investments” and “Financial liabilities at amortized cost”

Assets and liabilities recognized under these headings in the accompanying consolidated balance sheets are measured at “amortized cost” using the “effective interest rate” method. This is because the consolidated entities intend to hold such financial instruments to maturity.

Net impairment losses of assets recognized under these headings arising in a particular period are recognized under the heading “Impairment losses on financial assets (net) – Loans and receivables” or “Impairment losses on financial assets (net) – Other financial instruments not valued at fair value through profit or loss” (see Note 49) in the consolidated income statement for that period.

—	“Hedging derivatives” and “Fair value changes of the hedged items in portfolio hedges of interest-rate risk”

Assets and liabilities recognized under these headings in the accompanying consolidated balance sheets are measured at fair value.

Changes ocurring subsequent to the designation of the hedging relationship in the measurement of financial instruments designated as hedged items as well as financial instruments designated as hedge accounting instruments are recognized as follows:

–

In fair value hedges, the changes in the fair value of the derivative and the hedged item attributable to the hedged risk are recognized under the heading “Net gains (losses) on financial assets and liabilities” in the consolidated income statement, with a corresponding item under the headings where hedging items (“Hedging derivatives”) and the hedged items are recognized, as applicable.

–

In fair value hedges of interest rate risk of a portfolio of financial instruments (portfolio-hedges), the gains or losses that arise in the measurement of the hedging instrument are recognized in the consolidated income statement, and the gains or losses that arise from the change in the fair value of the hedged item (attributable to the hedged risk) are recognized in the consolidated income statement, using, as a balancing item, the headings “Fair value changes of the hedged items in portfolio hedges of interest rate risk” in the consolidated balance sheets, as applicable.

–

In cash flow hedges, the gain or loss on the hedging instruments relating to the effective portion are recognized temporarily under the heading “Valuation adjustments – Cash flow hedging” in the consolidated balance sheets. These differences are recognized in the accompanying consolidated income statement at the time when the gain or loss in the hedged instrument affects profit or loss, when the forecast transaction is executed or at the maturity date of the hedged item. Almost all of the hedges used by the Group are for interest-rate risks.

Therefore, the valuation changes are recognized under the headings “Interest and similar income” or “Interest and similar expenses”, as appropriate, in the accompanying consolidated income statement (see Note 39).

Differences in the measurement of the hedging items corresponding to the ineffective portions of cash flow hedges are recognized directly in the heading “Net gains (losses) on financial assets and liabilities” in the consolidated income statement.

–

In the hedges of net investments in foreign operations, the differences attributable to the effective portions of hedging items are recognized temporarily under the heading “Valuation adjustments – Hedging of net investments in foreign transactions” in the consolidated balance sheets. These differences in valuation are recognized under the heading “Exchange differences (net)” in the consolidated income statement when the investment in a foreign operation is disposed of or derecognized.

—	Other financial instruments

The following exceptions are applicable with respect to the above general criteria:

–

Equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those instruments as their underlying asset and are settled by delivery of those instruments remain in the consolidated balance sheet at acquisition cost; this may be adjusted, where appropriate, for any impairment loss. (see Note 8)

–

Valuation adjustments arising from financial instruments classified at the consolidated balance sheet date as non-current assets held for sale are recognized with a balancing entry under the heading “Valuation adjustments - Non-current assets held for sale” in the accompanying consolidated balance sheets.

Impairment losses on financial assets

Definition of impaired financial assets

A financial asset is considered to be impaired – and therefore its carrying amount is adjusted to reflect the effect of impairment – when there is objective evidence that events have occurred which:

–

In the case of debt instruments (loans and debt securities), give rise to an adverse impact on the future cash flows that were estimated at the time the transaction was arranged. So they are considered impaired when there are reasonable doubts that the balances will be recovered in full and/or the related interest will be collected for the amounts and on the dates initially agreed.

–	In the case of equity instruments, it means that their carrying amount may not be fully recovered.

As a general rule, the carrying amount of impaired financial instruments is adjusted with a charge to the consolidated income statement for the period in which the impairment becomes known. The recoveries of previously recognized impairment losses are reflected, if appropriate, in the consolidated income statement for the year in which the impairment is reversed or reduced, with an exception: any recovery of previously recognized impairment losses for an investment in an equity instrument classified as financial assets available for sale is not recognized in the consolidated income statement, but under the heading “Valuation Adjustments - Available-for-sale financial assets” in the consolidated balance sheet (see Note 31).

In general, amounts collected in relation to impaired loans and receivables are used to recognize the related accrued interest and any excess amount is used to reduce the principal not yet paid.

When the recovery of any recognized amount is considered to be remote, this amount is written-off on the consolidated balance sheet, without prejudice to any actions that may be taken in order to collect the amount until the rights extinguish in full either because it is time-barred debt, the debt is forgiven, or other reasons.

In the case of particularly significant financial assets, and assets that cannot be classified within similar groups of instruments in terms of risk, the amounts recognized are measured individually. In the case of financial assets for lower amounts that can be classified in homogeneous groups, this measurement is carried out as a group.

According to our established policy, the recovery of a recognized amount is considered to be remote and, therefore, derecognized from our consolidated balance sheet in the following cases:

–

Any loan (except for those carrying an effective guarantee) of a company in bankruptcy and/or in the last phases of a “concurso de acreedores” (the Spanish equivalent of a Chapter 11 bankruptcy proceeding), and

–	Financial assets (bonds, debentures, etc.) whose issuer’s solvency had been undergone a notable and irreversible deterioration.

Additionally, loans classified as impaired secured loans are written off in the balance sheet within a maximum period of four years of their classification as impaired, while impaired unsecured loans (such as commercial and consumer loans, credit cards, etc.) are written off within two years of their classification as impaired.

Calculation of impairment on financial assets

The impairment on financial assets is determined by type of instrument and other circumstances that could affect it, taking into account the guarantees received by the owners of the financial instruments to assure (in part or in full) the performance of the transactions. The BBVA Group recognizes impairment charges directly against the impaired asset when the likelihood of recovery is deemed remote, and uses an offsetting or allowance account when it registers non-performing loan provisions for the estimated losses.

Impairment of debt securities measured at amortized cost

The amount of impairment losses of debt securities at amortized cost is measured depending on whether the impairment losses are determined individually or collectively.

—	Impairment losses determined individually

The amount of the impairment losses incurred on these instruments relates to the positive difference between their respective carrying amounts and the present values of their expected future cash flows. These cash flows are discounted using the original effective interest rate. If a financial instrument has a variable interest rate, the discount rate for measuring any impairment loss is the current effective rate determined under the contract.

As an exception to the rule described above, the market value of listed debt instruments is deemed to be a fair estimate of the present value of their future cash flows.

The following is to be taken into consideration when estimating the future cash flows of debt instruments:

–

All the amounts that are expected to be recovered over the remaining life of the instrument; including, where appropriate, those which may result from the collateral and other credit enhancements provided for the instrument (after deducting the costs required for foreclosure and subsequent sale). Impairment losses include an estimate for the possibility of collecting accrued, past-due and uncollected interest.

–	The various types of risk to which each instrument is subject.

–	The circumstances in which collections will foreseeably be made.

In respect to impairment losses resulting from the materialization of insolvency risk of the obligors (credit risk), a debt instrument is impaired:

–	When there is evidence of a reduction in the obligor’s capacity to pay, whether manifestly by default or for other reasons; and/or

–

For these purposes, country risk is understood to refer to risk with respect to debtors resident in a particular country and resulting from factors other than normal commercial risk: sovereign risk, transfer risk or risks derived from international financial activity.

The BBVA Group has policies, methods and procedures for hedging its credit risk, for insolvency attributable to counterparties and country-risk. These policies, methods and procedures are applied to the arrangement, study and documentation of debt instruments, contingent risks and commitments, as well as the identification of their deterioration and in the calculation of the amounts needed to cover their credit risk.

—	Impairment losses determined collectively

Impairment losses determined collectively are calculated by using statistical procedures, and they are deemed equivalent to the portion of losses incurred on the date that the accompanying consolidated financial statements are prepared that has yet to be allocated to specific transactions.

The BBVA Group uses the concept of expected loss to quantify the cost of the credit risk and include it in the calculation of the risk-adjusted return of its transactions. The parameters necessary for its calculation are also used to calculate economic capital and to calculate BIS II regulatory capital under internal models (see Note 33).

These models allow us to estimate the expected loss of the credit risk of each portfolio, in the one-year period after the reporting date, considering the characteristics of the counterparty and the guarantees and collateral associated with the transactions.

The expected loss is calculated taking into account three factors: exposure at default, probability of default and loss given default.

–	Exposure at default (EAD) is the amount of risk exposure at the date of default by the counterparty.

–

Probability of default (PD) is the probability of the counterparty failing to meet its principal and/or interest payment obligations. The PD is associated with the rating/scoring of each counterparty/transaction. PD is measured using a time horizon of one year, i.e. it quantifies the probability of the counterparty defaulting in the coming year. The definition of default used includes amounts past due by 90 days or more and cases in which there is no default but there are doubts as to the solvency of the counterparty (subjective doubtful assets). A PD of 100% is assigned when a loan is considered impaired.

–

Loss given default (LGD) is the estimate of the loss arising in the event of default. It depends mainly on the characteristics of the counterparty, and the valuation of the guarantees or collateral associated with the transaction.

In order to calculate the LGD at each balance sheet date, the Group evaluates the estimated cash flows from the sale of the collateral by estimating its sale price (in the case of real estate collateral, the Group takes into account declines in property values which could affect the value of such collateral) and its estimated cost of sale. In the event of a default, the Group becomes contractually entitled to the property at the end of the foreclosure process or properties purchased from borrowers in distress, and recognize the collateral at its fair value. After the initial recognition of these assets classified as “Non-current assets held for sale” (see Note 2.2.4) or “Inventories” (see Note 2.2.6), they are valued at the lower of their carrying amount and their fair value less their estimated selling price.

The expected loss calculation used to determine the economic capital in our models includes ‘through-the-cycle’ adjustments of the aforementioned factors, particularly of PD and LGD. Through these adjustments, the Group seeks to set the value of the parameters used in our model at their average level throughout the economic cycle. The Group’s calculation of economic capital is more stable and accurate as a result.

By contrast, allowances for loan losses are calculated based on estimates of incurred losses at the reporting date (without any ‘through-the-cycle’ adjustments), in compliance with IFRS requirements.

With its methodology for determining the allowance for determined collectively losses, the Group seeks to identify the amounts of losses which, although incurred at the reporting date, have not yet been reported and which the Group knows, on the basis of historical experience and other specific information, will arise following the reporting date.

In order to calculate such non-reported incurred losses, the Group makes certain adjustments to the expected loss used to calculate economic capital under our internal models in order to eliminate the ‘through-the-cycle’ adjustments and focus on incurred loss (rather than expected loss) as required by IFRS. Such adjustments are based on the following two parameters:

—	The point-in-time (‘PIT’) parameter, which is an adjustment to eliminate the ‘through-the-cycle’ component of the expected loss.

The ‘point-in-time’ parameter converts a ‘through-the-cycle’ probability of default (defined as the average probability of default over a complete economic cycle) into the probability of default at the reporting date (‘point-in-time’ probability).

—

The loss identification period (‘LIP’) parameter, which is the time lag period between the occurrence of a specific impairment or loss event and objective evidence of impairment becoming apparent on an individual basis; in other words, the time lag period between the loss event and the date an entity identified its occurrence.

This adjustment relates to the fact that, in calculating expected loss for purposes of calculating economic capital and BIS II regulatory capital, the Group measures the probability of default using a time horizon of one year. Therefore, in order to calculate our allowance for loan losses, the Group has to convert the one-year expected loss to the incurred loss concept at the reporting date required by IAS 39. The Group calculates the incurred loss at the closing date by adjusting the expected loss for the next twelve months based on the estimated LIPs of the various homogenous portfolios.

The analysis of LIPs is performed on a homogenous portfolio basis. For the portfolios in Spain and in Mexico, which are the most significant portfolios, BBVA uses the following methodology to determine an interval of LIP that has occurred over time:

—

Analysis of the frequency of regulatory and internal review: The review of the credit quality of customers results in loss being identified. The more frequently the entity reviews the credit quality of its customers, the quicker losses are identified and therefore the lower is the resulting LIP (incurred but not reported losses decrease but ‘identified’ incurred losses increase). By contrast, the less frequently the entity reviews the credit quality of its customers, the slower losses are identified and therefore the higher is the resulting LIP.

—

Analysis of the correlation between macroeconomic factors and probability of default: The deterioration of certain macroeconomic factors can be considered as a loss event if it results in an increase in the credit risk of a portfolio. Analysis performed shows the existence of correlation between some macroeconomic indicators and the probability of default, with a time lag existing between changes in such parameters and changes in the default rate. The Economic Research Department (“BBVA Research”) analyses the correlation between macroeconomic indicators (mainly GDP and interest rates) and probability of default (PD) for the portfolios.

The analysis includes PD available information by portfolio for the last 25 years. The purpose of the analysis is to evaluate the impact of macroeconomic indicators on the PD and identify the time lag between the deterioration of a macroeconomic indicator and the increase in PD. This time lag illustrates the time period between the loss event and the identification of the loss which leads to an individual provisioning. The research shows that changes in macroeconomic indicators, such as GDP and interest rates, result in variations in the PD of these portfolios within less than six months.

—

An internal benchmark of the LIPs used by European peers (based on 12 European banks from Belgium, Germany, Italy, the Netherlands and the United Kingdom): For corporate loans, 3-12 months; for retail loans, 2-9 months.

The LIPs BBVA uses, which were determined in accordance with the methodology described above, are set forth in the table below:

Portfolio		Ranges of LIPs	Weighted Average of LIPs Used as of December 31, 2012
Sovereign and Public Institutions		12 months	12 months
Corporates	Real estate developers	From 1 months to 18 months	3 months
	Large corporates Others corporates SMEs	From 1 months to 12 months	9-10 months
Retail	Mortgage loans Consumer loans	From 2 months to 9 months	7-8 months

At least once a year, BBVA performs a backtesting analysis in order to assess the accuracy of the LIP estimates for the corporate portfolios. The backtesting involves assessing the evolution of the most significant impaired loans over a period of time, on a periodic basis, to identify the actual LIPs for each portfolio. In addition, with respect to all of the portfolios, BBVA reviews the correlation between the evolution of macroeconomic indicators (mainly GDP and interest rates) and PD for such portfolios.

The allowance for loan losses for loan portfolios of BBVA’s U.S. subsidiaries (which represented approximately 9.1% of the consolidated loans and receivables as of December 31, 2012) is determined under U.S. GAAP. There is no significant difference between the allowance for loan losses accounting under ASC-310 and under IAS 39. The methodology followed by Compass (BBVA’s bank subsidiary in the U.S.) for determining the allowance for loan losses is based on the average expected loss over the last five years. The calculation of expected losses is segmented by common portfolio characteristics such as product type, risk rating, bureau score, past due status, collateral type and loan to value. In the process of calculating the allowance for loan losses, Compass assigns a PD and an LGD for the different portfolios. The weighted average of the LIP used as of December 31, 2012 was one year, based on internal analysis of the management, following an approach that is consistent with that described above for the Spain and Mexico loan portfolios.

The Bank of Spain requires that the calculation of the allowance for collective losses incurred must also be calculated based on the information provided by the Bank of Spain until the Spanish regulatory authority has verified and approved these internal models.

For the years ended December 31, 2012, 2011 and 2010, there is no material difference in the amount of allowances for loan losses calculated in accordance with EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and IFRS-IASB.

Impairment of other debt instruments

The impairment losses on debt securities included in the “Available-for-sale financial asset” portfolio are equal to the positive difference between their acquisition cost (net of any principal repayment), after deducting any impairment loss previously recognized in the consolidated income statement, and their fair value.

When there is objective evidence that the negative differences arising on measurement of these assets are due to impairment, they are no longer considered as “Valuation adjustments - Available-for-sale financial assets” and are recognized in the consolidated income statement.

If all, or part of the impairment losses are subsequently recovered, the amount is recognized in the consolidated income statement for the year in which the recovery occurred.

Impairment of equity instruments

The amount of the impairment in the equity instruments is determined by the category where they are recognized:

–

Equity instruments measured at fair value: When there is objective evidence that the negative differences arising on measurement of these assets are due to impairment, they are no longer considered as “Valuation adjustments - Available-for-sale financial assets” and are recognized in the consolidated income statement. The Group considers that there is objective evidence of impairment on equity instruments classified as available-for-sale when significant unrealized losses have existed over a sustained period of time due to a price reduction of at least 40% or over a period of more than 18 months.

When applying this evidence of impairment, the Group takes into account the volatility in the price of each individual security to determine whether it is a percentage that can be recovered through its sale on the market; other different thresholds may exist for certain securities or specific sectors.

In addition, for individually significant investments, the Group compares the valuation of the most significant securities against valuations performed by independent experts.

Any recovery of previously recognized impairment losses for an investment in an equity instrument classified as available for sale is not recognized in the consolidated income statement, but under the heading “Valuation Adjustments - Available-for-sale financial assets” in the consolidated balance sheet (see Note 31).

–

Equity instruments measured at cost: The impairment losses on equity instruments measured at acquisition cost are equal to the difference between their carrying amount and the present value of expected future cash flows discounted at the market rate of return for similar securities. These impairment losses are determined taking into account the equity of the investee (except for valuation adjustments due to cash flow hedges) for the last approved (consolidated) balance sheet, adjusted for the unrealized gains at the measurement date.

Impairment losses are recognized in the consolidated income statement for the year in which they arise as a direct reduction of the cost of the instrument. These losses may only be reversed subsequently in the event of the sale of these assets.

2.2.2 Transfers and derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets is determined by the form in which risks and benefits associated with the assets involved are transferred to third parties. Thus the financial assets are only derecognized from the consolidated balance sheet when the cash flows that they generate are extinguished, or when their implicit risks and benefits have been substantially transferred to third parties. In the latter case, the financial asset transferred is derecognized from the consolidated balance sheet, and any right or obligation retained or created as a result of the transfer is simultaneously recognized.

Similarly, financial liabilities are derecognized from the consolidated balance sheet only if their obligations are extinguished or acquired (with a view to subsequent cancellation or renewed placement).

The Group is considered to have transferred substantially all the risks and benefits if such risks and benefits account for the majority of the risks and benefits involved in ownership of the transferred assets. If substantially all the risks and benefits associated with the transferred financial asset are retained:

–	The transferred financial asset is not derecognized from the consolidated balance sheet and continues to be measured using the same criteria as those used before the transfer.

–	A financial liability is recognized at the amount equal to the amount received, which is subsequently measured at amortized cost.

In the specific case of securitizations, this liability is recognized under the heading “Financial liabilities at amortized cost – Debt certificates” in the consolidated balance sheets (see Note 23). In securitizations where the risks and benefits of the transferred assets are substantially retained by the BBVA Group, the part acquired by another company in the consolidated Group is deducted from the recognized financial liabilities (securitized bonds), as established by paragraph 42 of IAS 39.

–	Both the income generated on the transferred (but not derecognized) financial asset and the expenses of the new financial liability continue to be recognized.

The criteria followed with respect to the most common transactions of this type made by the BBVA Group are as follows:

—

Purchase and sale commitments: Financial instruments sold with a repurchase agreement are not derecognized from the consolidated balance sheets and the amount received from the sale is considered financing from third parties.

Financial instruments acquired with an agreement to subsequently resell them are not recognized in the consolidated balance sheets and the amount paid for the purchase is considered financing to third parties.

—

Special purpose vehicles: In those cases where the Group sets up entities, or has a holding in such entities, known as special purpose vehicles, in order to allow its customers access to certain investments, or for transferring risks or for other purposes, in accordance with internal criteria and procedures and with applicable regulations, the Group determines whether control over the entity in question actually exists (as described in Note 2.1), and therefore whether it should be subject to consolidation.

Among other elements, such methods and procedures take into consideration the risks and profits obtained by the Group, and also take into account all relevant elements, including the guarantees granted or the losses associated with collection of the corresponding assets retained by the Group. Such entities include the so-called asset securitization funds, which are fully consolidated in those cases in where, based on the aforementioned analysis, it is determined that the Group has maintained control.

In the specific instance of the securitization funds to which the BBVA Group’s entities transfer their loan portfolios, the following indications of the existence of control are considered for the purpose of analyzing the possibility of consolidation:

–

The securitization funds’ activities are undertaken in the name of the entity in accordance with its specific business requirements, with a view to generating benefits or gains from the securitization funds’ operations.

–

The entity retains a decision-making power with a view to securing most of the gains derived from the securitization funds’ activities or has delegated this power in some kind of “auto-pilot” mechanism (the securitization funds are structured so that all the decisions and activities to be performed are pre-defined at the time of their creation).

–

The entity is entitled to receive the bulk of the profits from the securitization funds and is accordingly exposed to the risks inherent in their business activities. The entity retains the bulk of the securitization funds’ residual profit.

–	The entity retains the bulk of the securitization funds’ asset risks.

If there is control based on the preceding guidelines, the securitization funds are integrated into the consolidated Group. If the Group’s exposure to the changes in future net cash flows of securitized assets is not significant, the risks and benefits inherent to them will be deemed to have been substantially transferred. In this case, the Group could derecognize the securitized assets from the consolidated balance sheet.

The BBVA Group has applied the most severe criteria for determining whether or not it retains substantially all the risk and rewards on such assets for all securitizations performed since January 1, 2004. As a result of these analyses, the Group has concluded that none of the securitizations undertaken since that date meet the prerequisites for derecognizing the securitized assets from the consolidated balance sheets (see Note 13.2 and Appendix V), as the Group retains substantially all the expected credit losses and possible changes in net cash flows, while retaining the subordinated loans and lines of credit extended by the BBVA Group to these securitization funds.

2.2.3 Financial guarantees

Financial guarantees are considered to be those contracts that require their issuer to make specific payments to reimburse the holder of the financias guarantee for a loss incurred when a specific borrower breaches its payment obligations on the terms – whether original or subsequently modified – of a debt instrument, irrespective of the legal form it may take. Financial guarantees may take the form of a deposit, financial guarantee, insurance contract or credit derivative, among others.

In their initial recognition, financial guarantees are recognized as liabilities in the consolidated balance sheet at fair value, which is generally the present value of the fees, commissions and interest receivable from these contracts over the term thereof, and the Group simultaneously recognize a corresponding asset in the consolidated balance sheet for the amount of the fees and commissions received at the inception of the transactions and the amounts receivable at the present value of the fees, commissions and interest outstanding.

Financial guarantees, irrespective of the guarantor, instrumentation or other circumstances, are reviewed periodically so as to determine the credit risk to which they are exposed and, if appropriate, to consider whether a provision is required for them. The credit risk is determined by application of criteria similar to those established for quantifying impairment losses on debt instruments measured at amortized cost (see Note 2.2.1).

The provisions recognized for financial guarantees considered impaired are recognized under the heading “Provisions - Provisions for contingent risks and commitments” on the liability side in the consolidated balance sheets (see Note 25). These provisions are recognized and reversed with a charge or credit, respectively, to “Provisions (net)” in the consolidated income statements (see Note 48).

Income from guarantee instruments is recorded under the heading “Fee and commission income” in the consolidated income statement and is calculated by applying the rate established in the related contract to the nominal amount of the guarantee (see Note 42).

2.2.4 Non-current assets held for sale and liabilities associated with non-current assets held for sale

The heading “Non-current assets held-for-sale” in the consolidated balance sheets includes the carrying amount of financial or non-financial assets that are not part of the BBVA Group’s operating activities. The recovery of this carrying amount is expected to take place through the price obtained on its disposal (see Note 16).

This heading includes individual items and groups of items (“disposal groups”) and disposal groups that form part of a major business unit and are being held for sale as part of a disposal plan (“discontinued operations”). The individual items include the assets received by the subsidiaries from their debtors in full or partial settlement of the debtors’ payment obligations (assets foreclosed or donated in repayment of debt and recovery of lease finance transactions), unless the Group has decided to make continued use of these assets. The BBVA Group has units that specialize in real estate management and the sale of this type of asset.

Symmetrically, the heading “Liabilities associated with non-current assets held for sale” in the consolidated balance sheets reflects the balances payable arising from disposal groups and discontinued operations.

Non-current assets held for sale are generally measured at fair value less sale costs, or their carrying amount, calculated on the date of their classification within this category, whichever is the lower. Non-current assets held for sale are not depreciated while included under this heading.

The fair value of the non-current assets held for sale from foreclosures or recoveries is mainly based on appraisals or valuations made by independent experts and not more than one year old, or less if there are indications of impairment.

Gains and losses generated on the disposal of assets and liabilities classified as non-current held for sale, and related impairment losses and subsequent recoveries, where pertinent, are recognized in “Gains/(losses) on non-current assets held for sale not classified as discontinued operations” in the consolidated income statements (see Note 52.1). The remaining income and expense items associated with these assets and liabilities are classified within the relevant consolidated income statement headings.

Income and expenses for discontinued operations, whatever their nature, generated during the year, even if they have occurred before their classification as discontinued operations, are presented net of the tax effect as a single amount under the heading “Profit from discontinued operations” in the consolidated income statement, whether the business remains on the balance sheet or is derecognized from the balance sheet. This heading includes the earnings from their sale or other disposal (see Notes 1.3 and 52.2).

2.2.5 Tangible assets

Property, plant and equipment for own use

This heading includes the assets under ownership or acquired under lease finance, intended for future or current use by the BBVA Group and that it expects to hold for more than one year. It also includes tangible assets received by the consolidated entities in full or partial settlement of financial assets representing receivables from third parties and those assets expected to be held for continuing use.

Property, plant and equipment for own use are presented in the consolidated balance sheets at acquisition cost, less any accumulated depreciation and, where appropriate, any estimated impairment losses resulting from comparing this net carrying amount of each item with its corresponding recoverable amount.

Depreciation is calculated using the straight-line method, on the basis of the acquisition cost of the assets less their residual value; the land on which the buildings and other structures stand is considered to have an indefinite life and is therefore not depreciated.

The tangible asset depreciation charges are recognized in the accompanying consolidated income statements under the heading “Depreciation and amortization” (see Note 47) and are based on the application of the following depreciation rates (determined on the basis of the average years of estimated useful life of the various assets):

Amortization Rates for Tangible Assets
Type of Assets	Annual Percentage
Buildings for own use	1.33% - 4%
Furniture	8% - 10%
Fixtures	6% - 12%
Office supplies and hardware	8% - 25%

The BBVA Group’s criteria for determining the recoverable amount of these assets, in particular the buildings for own use, is based on up-to-date independent appraisals that are no more than 3-5 years old at most, unless there are indications of impairment.

At each reporting date, the Group entities analyze whether there are internal or external indicators that a tangible asset may be impaired. When there is evidence of impairment, the entity analyzes whether this impairment actually exists by comparing the asset’s net carrying amount with its recoverable amount (as the higher between its recoverable amount less disposal costs and its value in use). When the carrying amount exceeds the recoverable amount, the carrying amount is written down to the recoverable amount and depreciation charges going forward are adjusted to reflect the asset’s remaining useful life.

Similarly, if there is any indication that the value of a tangible asset has been recovered, the consolidated entities will estimate the recoverable amounts of the asset and recognize it in the consolidated income statement, registering the reversal of the impairment loss registered in previous years and thus adjusting future depreciation charges. Under no circumstances may the reversal of an impairment loss on an asset raise its carrying amount above that which it would have if no impairment losses had been recognized in prior years.

Upkeep and maintenance expenses relating to tangible assets held for own use are recognized as an expense in the year they are incurred and recognized in the consolidated income statements under the heading “Administration costs - General and administrative expenses - Property, fixtures and equipment” (see Note 46.2).

Other assets leased out under an operating lease

The criteria used to recognize the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives and to register the impairment losses on them, are the same as those described in relation to tangible assets for own use.

Investment properties

The heading “Tangible assets - Investment properties” in the consolidated balance sheets reflects the net values (purchase cost minus the corresponding accumulated depreciation and, if appropriate, estimated impairment losses) of the land, buildings and other structures that are held either to earn rentals or for capital appreciation through sale and that are neither expected to be sold off in the ordinary course of business nor are destined for own use (see Note 19).

The criteria used to recognize the acquisition cost of investment properties, calculate their depreciation and their respective estimated useful lives and register the impairment losses on them, are the same as those described in relation to tangible assets held for own use.

The BBVA Group’s criteria for determining the recoverable amount of these assets is based on up-to-date independent appraisals that are no more than one year old at most, unless there are indications of impairment.

2.2.6 Inventories

The balance under the heading “Other assets - Inventories” in the consolidated balance sheets mainly includes the land and other properties that the BBVA Group’s real estate companies hold for development and sale as part of their real estate development activities (see Note 22).

The cost value of inventories includes the costs incurred for their acquisition and development, as well as other direct and indirect costs incurred in getting them to their current condition and location.

The cost value of real-estate assets accounted for as inventories is comprised of: the acquisition cost of the land, the cost of urban planning and construction, non-recoverable taxes and costs corresponding to construction supervision, coordination and management. Borrowing cost incurred during the year form part of the cost value, provided that the inventories require more than a year to be in a condition to be sold.

Properties purchased from borrowers in distress are measured, at the acquisition date and any subsequent time, at either their related carrying amount or the fair value of the property (less sale costs), whichever is lower. The acquisition cost of these real-estate assets is defined as the balance pending collection of the loans/credits that originated these purchases (net of associated provisions).

Impairment

If the fair value less costs to sell is lower than the amount registered in the balance sheet for the loan, a loss is recognized under the heading “Impairment losses on other assets (net)” in the income statement for the period. In the case of real-estate assets accounted for as inventories, the BBVA Group’s criterion for determining their net realizable value is mainly based on independent appraisals no more than one year old, or less if there are indications of impairment.

The amount of any inventory valuation adjustment for reasons such as damage, obsolescence, reduction in sale price to its net realizable value, as well as losses for other reasons and, if appropriate, subsequent recoveries of value up to the limit of the initial cost value, are registered under the heading “Impairment losses on other assets (net) – Other assets” in the accompanying consolidated income statements (see Note 50) for the year in which they are incurred.

Inventory sales

In sale transactions, the carrying amount of inventories is derecognized from the consolidated balance sheet and recognized as an expense under the heading “Other operating expenses – Changes in inventories” in the year in which the income from its sale is recognized. This income is recognized under the heading “Other operating income – Financial income from non-financial services” in the consolidated income statements (see Note 45).

2.2.7 Business combinations

The aim of a business combination is to obtain control of one or more businesses. It is accounted for by applying the acquisition method.

According to this method, the acquirer has to recognize the assets acquired and the liabilities and contingent liabilities assumed, including those that the acquired entity had not recognized in the accounts. The method involves the measurement of the consideration received for the business combination and its allocation to the assets, liabilities and contingent liabilities measured according to their fair value, at the purchase date.

In addition, the acquier shall recognize an asset in the consolidated balance sheet under the heading “Intangible asset - Goodwill” if on the purchase date there is a positive difference between:

–	the sum of the consideration transferred, the amount of all the non-controlling interests and the fair value of stock previously held in the acquired business; and

–	the fair value of the assets acquired and liabilities assumed.

If this difference is negative, it shall be recognized directly in the income statement under the heading “Negative Goodwill in business combinations”.

Non-controlling interests in the acquired entity may be measured in two ways: either at their fair value; or at the proportional percentage of net assets identified in the acquired entity. The method of valuing non-controlling interest may be elected in each business combination. So far, the BBVA Group has always elected for the second method.

The purchase of non-controlling interests subsequent to obtaining control of an entity is recognized as equity transactions; in other words, the difference between the consideration transferred and the carrying amount of the percentage of non-controlling interests acquired is charged directly to equity.

2.2.8 Intangible assets

Goodwill

Goodwill represents payment in advance by the acquiring entity for the future economic benefits from assets that cannot be individually identified and separately recognized . It is only recognized as goodwill when the business combinations are acquired at a price. Goodwill is never amortized. It is subject periodically to an impairment analysis, and is written off if it is clear that there has been impairment.

Goodwill is assigned to one or more cash-generating units that expect to be the beneficiaries of the synergies derived from the business combinations. The cash-generating units represent the Group’s smallest identifiable asset groups that generate cash flows for the Group and that are largely independent of the flows generated from the Group’s other assets or groups of assets. Each unit or units to which goodwill is allocated:

–	is the lowest level at which the entity manages goodwill internally;

–	is not larger than a business segment.

The cash-generating units to which goodwill has been allocated are tested for impairment (including the allocated goodwill in their carrying amount). This analysis is performed at least annually or more frequently if there is any indication of impairment.

For the purpose of determining the impairment of a cash-generating unit to which a part of goodwill has been allocated, the carrying amount of that unit, adjusted by the theoretical amount of the goodwill attributable to the non-controlling interests, in the event they are not valued at fair value, is compared with its recoverable amount.

The recoverable amount of a cash-generating unit is equal to the fair value less sale costs and its value in use, whichever is greater. Value in use is calculated as the discounted value of the cash flow projections that the unit’s management estimates and is based on the latest budgets approved for the coming years. The main assumptions used in its calculation are: a sustainable growth rate to extrapolate the cash flows indefinitely, and the discount rate used to discount the cash flows, which is equal to the cost of the capital assigned to each cash-generating unit, and equivalent to the sum of the risk-free rate plus a risk premium inherent to the cash-genereting unit being evaluated for impairment.

If the carrying amount of the cash-generating unit exceeds the related recoverable amount, the Group recognizes an impairment loss; the resulting loss is apportioned by reducing, first, the carrying amount of the goodwill allocated to that unit and, second, if there are still impairment losses remaining to be recognized, the carrying amount of the rest of the assets. This is done by allocating the remaining loss in proportion to the carrying amount of each of the assets in the unit. In the event the non-controlling interests are measured at fair value, the deterioration of goodwill attributable to non-controlling interests will be recognized. In any case, an impairment loss recognized for goodwill shall not be reversed in a subsequent period.

They are recognized under the heading “Impairment losses on other assets (net) – Goodwill and other intangible assets” in the consolidated income statements (see Note 50).

Other intangible assets

These assets may have an indefinite useful life if, based on an analysis of all relevant factors, it is concluded that there is no foreseeable limit to the period over which the asset is expected to generate net cash flows for the consolidated entities. In all other cases they have a finite useful life.

Intangible assets with a finite useful life are amortized according to the duration of this useful life, using methods similar to those used to depreciate tangible assets. The depreciation charge of these assets is recognized in the accompanying consolidated income statements under the heading “Depreciation and amortization” (see Note 47).

The consolidated entities recognize any impairment loss on the carrying amount of these assets with charge to the heading “Impairment losses on other assets (net) - Goodwill and other intangible assets” in the accompanying consolidated income statements (see Note 50). The criteria used to recognize the impairment losses on these assets and, where applicable, the recovery of impairment losses recognized in prior years, are similar to those used for tangible assets.

2.2.9 Insurance and reinsurance contracts

The assets of the BBVA Group’s insurance companies are recognized according to their nature under the corresponding headings of the consolidated balance sheets and the initial regognition and valuation is carried out according to the criteria set out in IFRS 4.

The heading “Reinsurance assets” in the accompanying consolidated balance sheets includes the amounts that the consolidated entities are entitled to receive under the reinsurance contracts entered into by them with third parties and, more specifically, the share of the reinsurer in the technical provisions recognized by the consolidated insurance entities (see Note 18).

The heading “Liabilities under insurance contracts” in the accompanying consolidated balance sheets includes the technical provisions for direct insurance and inward reinsurance recognized by the consolidated entities to cover claims arising from insurance contracts in force at period-end (see Note 24).

The income or expenses reported by the BBVA Group’s insurance companies on their insurance activities is recognized, attending to its nature, in the corresponding items of the consolidated income statements.

The consolidated insurance entities of the BBVA Group recognize the amounts of the premiums written to the income statement and a charge for the estimated cost of the claims that will be incurred at their final settlement to their income statements. At the close of each year the amounts collected and unpaid, as well as the costs incurred and unpaid, are accrued.

The most significant provisions registered by consolidated insurance entities with respect to insurance policies issued by them are set out by their nature in Note 24.

According to the type of product, the provisions may be as follows:

—	Life insurance provisions: Represents the value of the net obligations undertaken with the life insurance policyholder. These provisions include:

–

Provisions for unearned premiums. These are intended for the accrual, at the date of calculation, of the premiums written. Their balance reflects the portion of the premiums accrued until the closing date that has to be allocated to the period from the closing date to the end of the insurance policy period.

–	Mathematical reserves: Represents the value of the life insurance obligations of the insurance companies at year-end, net of the policyholder’s obligations, arising from life insurance contracted.

—	Non-life insurance provisions:

–

Provisions for unearned premiums. These provisions are intended for the accrual, at the date of calculation, of the premiums written. Their balance reflects the portion of the premiums accrued until year-end that has to be allocated to the period between the year-end and the end of the policy period.

–

Provisions for unexpired risks: The provision for unexpired risks supplements the provision for unearned premiums by the amount by which that provision is not sufficient to reflect the assessed risks and expenses to be covered by the insurance companies in the policy period not elapsed at year-end.

—

Provision for claims: This reflects the total amount of the outstanding obligations arising from claims incurred prior to year-end. Insurance companies calculate this provision as the difference between the total estimated or certain cost of the claims not yet reported, settled or paid, and the total amounts already paid in relation to these claims.

—

Provision for bonuses and rebates: This provision includes the amount of the bonuses accruing to policyholders, insurees or beneficiaries and the premiums to be returned to policyholders or insurees, as the case may be, based on the behavior of the risk insured, to the extent that such amounts have not been individually assigned to each of them.

—

Technical provisions for reinsurance ceded: Calculated by applying the criteria indicated above for direct insurance, taking account of the assignment conditions established in the reinsurance contracts in force.

—

Other technical provisions: Insurance companies have recognized provisions to cover the probable mismatches in the market reinvestment interest rates with respect to those used in the valuation of the technical provisions.

The BBVA Group controls and monitors the exposure of the insurance companies to financial risk and, to this end, uses internal methods and tools that enable it to measure credit risk and market risk and to establish the limits for these risks.

2.2.10 Tax assets and liabilities

Expenses on corporation tax applicable to the BBVA Group’s Spanish companies and on similar taxes applicable to consolidated entities abroad are recognized in the consolidated income statement, except when they result from transactions on which the profits or losses are recognized directly in equity, in which case the related tax effect is also recognized in equity.

The total corporate income tax expense is calculated by aggregating the current tax arising from the application of the corresponding tax rate to the tax for the year (after deducting the tax credits allowable for tax purposes) and the change in deferred tax assets and liabilities recognized in the consolidated income statement.

Deferred tax assets and liabilities include temporary differences, defined as the amounts to be payable or recoverable in future fiscal years arising from the differences between the carrying amount of assets and liabilities and their tax bases (the “tax value”), and tax loss and tax credit carry forwards. These amounts are registered by applying to each temporary difference the tax rates that are expected to apply when the asset is realized or the liability settled (see Note 21).

The “Tax Assets” chapter of the accompanying consolidated balance sheets includes the amount of all the assets of a tax nature, and distinguishes between: “Current” (amounts recoverable by tax in the next twelve months) and “Deferred” (covering taxes recoverable in future years, including loss carry forwards or tax credits for deductions and tax rebates pending application).

The “Tax Liabilities” chapter of the accompanying consolidated balance sheets includes the amount of all the liabilities of a tax nature, except for provisions for taxes, broken down into: “Current” (income tax payable on taxable profit for the year and other taxes payable in the next twelve months) and “Deferred” (income taxes payable in subsequent years).

Deferred tax liabilities in relation to taxable temporary differences associated with investments in subsidiaries, associates or joint venture entities are recognized as such, except where the Group can control the timing of the reversal of the temporary difference and it is unlikely that it will reverse in the foreseeable future.

Deferred tax assets are recognized to the extent that it is considered probable that the consolidated entities will have sufficient taxable profits in the future against which the deferred tax assets can be utilized and are not from the initial recognition (except in the case of a business combination) of other assets or liabilities in a transaction that does not affect the fiscal outcome or the accounting result.

The deferred tax assets and liabilities recognized are reassessed by the consolidated entities at each balance sheet date in order to ascertain whether they are still current, and the appropriate adjustments are made on the basis of the findings of the analyses performed.

The income and expenses directly recognized in equity that do not increase or decrease taxable income are accounted for as temporary differences.

2.2.11 Provisions, contingent assets and contingent liabilities

The heading “Provisions” in the consolidated balance sheets includes amounts recognized to cover the BBVA Group’s current obligations arising as a result of past events. These are certain in terms of nature but uncertain in terms of amount and/or settlement date. The settlement of these obligations is deemed likely to entail an outflow of resources embodying economic benefits (see Note 25). The obligations may arise in connection with legal or contractual provisions, valid expectations formed by Group companies relative to third parties in relation to the assumption of certain responsibilities or through virtually certain developments of particular aspects of the regulations applicable to the operation of the entities; and, specifically, future legislation to which the Group will certainly be subject.

The provisions are recognized in the consolidated balance sheets when each and every one of the following requirements is met:

–	They represent a current obligation that has arisen from a past event;

–	At the date referred to by the consolidated financial statements, there is more probability that the obligation will have to be met than that it will not;

–	It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and

–	The amount of the obligation can be reasonably estimated.

Among other items, these provisions include the commitments made to employees by some of the Group entities (mentioned in section 2.2.12), as well as provisions for tax and legal litigation.

Contingent assets are possible assets that arise from past events and whose existence is conditional on, and will be confirmed only by, the occurrence or non-occurrence of events beyond the control of the Group. Contingent assets are not recognized in the consolidated balance sheet or in the consolidated income statement; however, they are disclosed in the Notes to the financial statements, provided that it is probable that these assets will give rise to an increase in resources embodying economic benefits (see Note 36).

Contingent liabilities are possible obligations of the Group that arise from past events and whose existence is conditional on the occurrence or non-occurrence of one or more future events beyond the control of the entity. They also include the existing obligations of the entity when it is not probable that an outflow of resources embodying economic benefits will be required to settle them; or when, in extremely rare cases, their amount cannot be measured with sufficient reliability.

2.2.12 Pensions and other post-employment commitments

Below is a description of the most significant accounting criteria relating to the commitments to employees, in terms of post-employment benefits and other long-term commitments, of certain BBVA Group companies in Spain and abroad (see Note 26 ).

Commitments valuation: assumptions and actuarial gains/losses recognition

The present values of the commitments are quantified based on an individual member data. For current employees costs are calculated using the projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit/commitment and measures each unit separately to build up the final obligation.

The actuarial assumptions should take into account that:

–	They are unbiased, in that they are not unduly aggressive nor excessively conservative.

–

They are compatible with each other and adequately reflect the existing economic relations between factors such as inflation, foreseeable wage increases, discount rates and the expected return on plan assets, etc. The expected return on plan assets is calculated by taking into account both market expectations and the particular nature of the assets involved.

–	The future levels of wages and benefits are based on market expectations at the consolidated balance sheet date for the period over which the obligations are to be settled.

–	The rate used to discount the commitments is determined by reference to market yields at the date referred to by the consolidated financial statements on high quality bonds.

The BBVA Group recognizes actuarial differences originating in the commitments assumed with staff taking early retirement, benefits awarded for seniority and other similar items under the heading “Provisions (net)” of the consolidated income statement for the period (see Note 48) in which these differences occur. The BBVA Group recognizes the actuarial gains or losses arising on all other defined-benefit post-employment commitments directly under the heading “Valuation adjustments” of equity in the accompanying consolidated balance sheets (see Note 31).

Post-employment benefit commitments

Pensions

The BBVA Group’s post-employment benefit commitments are either defined-contribution or defined-benefit.

–

Defined-contribution commitments: The amounts of these commitments are established as a percentage of certain remuneration items and/or as a fixed pre-established amount. The contributions made in each period by the BBVA Group’s companies for these commitments are recognized with a charge to the heading “Personnel expenses-Defined-contribution plan expense” in the consolidated income statements (see Note 46.1).

–

Defined-benefit commitments: Some of the BBVA Group’s companies have defined-benefit commitments for the permanent disability and death of certain current employees and early retirees, as well as defined-benefit retirement commitments applicable only to certain groups of current employees, or employees taking early retirement and retired employees. These commitments are either funded by insurance contracts or registered as internal provisions.

The amounts recognized under the heading “Provisions – Provisions for pensions and similar obligations” (see Note 25) are the differences, at the date of the consolidated financial statements, between the present values of the commitments for defined-benefit commitments, adjusted by the past service cost, and the fair value of plan assets.

The current contributions made by the Group’s companies for defined-benefit commitments covering current employees are charged to the heading “Administration cost - Personnel expenses” in the accompanying consolidated income statements (see Note 46.1).

Early retirement

The BBVA Group has offered certain employees in Spain the possibility of taking early retirement before the age stipulated in the collective labor agreement in force and has put into place the corresponding provisions to cover the cost of the commitments acquired for this item. The present values for early retirement are quantified based on an individual member data and are recognized under the heading “Provisions – Provisions for pensions and similar obligations” in the accompanying consolidated balance sheets (see Note 25).

The early retirement commitments in Spain include the compensation and indemnities and contributions to external pension funds payable during the period of early retirement. The commitments relating to this group of employees after they have reached normal retirement age are dealt with in the same way as pensions.

Other post-employment welfare benefits

Some of the BBVA Group’s companies have welfare benefit commitments whose effects extend beyond the retirement of the employees entitled to the benefits. These commitments relate to certain current employees and retirees, depending upon the employee group to which they belong.

The present values of post-employment welfare benefits are quantified based on an individual member data and are recognized under the heading “Provisions – Provisions for pensions and similar obligations” in the consolidated balance sheets (see Note 25).

Other long-term commitments to employees

Some of the BBVA Group’s companies are obliged to deliver goods and services to groups of employees. The most significant of these, in terms of the type of compensation and the event giving rise to the commitments, are as follows: loans to employees, life insurance, study assistance and long-service awards.

Some of these commitments are measured using actuarial studies, so that the present values of the vested obligations for commitments with personnel are quantified based on an individual member data. They are recognized under the heading “Provisions – Other provisions” in the accompanying consolidated balance sheets (see Note 25).

The cost of these benefits provided by the Spanish companies in the BBVA Group to active employees are recognized under the heading “Personnel expenses - Other personnel expenses” in the consolidated income statements (see Note 46.1).

Other commitments for current employees accrue and are settled on a yearly basis, so it is not necessary to register a provision in this regard.

2.2.13 Equity-settled share-based payment transactions

Provided they constitute the delivery of such instruments following the completion of a specific period of services, equity-settled share-based payment transactions are recognized as en expense for services being provided by employees, by way of a balancing entry under the heading “Stockholders’ equity – Other equity instruments” in the consolidated balance sheet. These services are measured at fair value, unless this value cannot be calculated reliably. In this case, they are measured by reference to the fair value of the equity instruments committed, taking into account the date on which the commitments were assumed and the terms and other conditions included in the commitments.

When the initial compensation agreement includes what may be considered market conditions among its terms, any changes in these conditions will not be reflected in the consolidated income statement, as these have already been accounted for in calculating the initial fair value of the equity instruments. Non-market vesting conditions are not taken into account when estimating the initial fair value of instruments, but they are taken into account when determining the number of instruments to be granted. This will be recognized on the consolidated income statement with the corresponding increase in equity.

2.2.14 Termination benefits

Termination benefits are recognized in the accounts when the BBVA Group agrees to terminate employment contracts with its employees and has established a detailed plan.

2.2.15 Treasury stock

The value of equity instruments issued by the BBVA Group’s entities and held by them - basically, shares and derivatives on the Bank’s shares held by some consolidated companies that comply with the requirements to be recognized as equity instruments - are recognized under the heading “Stockholders’ funds - Treasury stock” in the consolidated balance sheets (see Note 30).

These financial assets are recognized at acquisition cost, and the gains or losses arising on their disposal are credited or debited, as appropriate, to the heading “Stockholders’ funds - Reserves” in the consolidated balance sheets (see Note 29).

2.2.16 Foreign-currency transactions and exchange differences

The BBVA Group’s functional currency, and thus the currency in which the consolidated financial statements are presented, is the euro. All balances and transactions denominated in currencies other than the euro are deemed to be denominated in “foreign currency”.

Conversion to euros of the balances held in foreign currency is performed in two consecutive stages:

–	Conversion of the foreign currency to the functional currency (currency of the main economic environment in which the entity operates); and

–	Conversion to euros of the balances held in the functional currencies of the entities whose functional currency is not the euro.

Conversion of the foreign currency to the functional currency

Transactions denominated in foreign currencies carried out by the consolidated entities (or accounted for using the equity method) not based in European Monetary Union countries are initially accounted for in their respective currencies. Subsequently, the monetary balances in foreign currencies are converted to their respective functional currencies using the exchange rate at the close of the financial year.

In addition,

–	Non-monetary items valued at their historical cost are converted to the functional currency at the exchange rate in force on the purchase date.

–	Non-monetary items valued at their fair value are converted at the exchange rate in force on the date on which such fair value was determined.

–

Income and expenses are converted at the period’s average exchange rates for all the operations carried out during the period. When applying this criterion the BBVA Group considers whether significant variations have taken place in exchange rates during the financial year which, owing to their impact on the statements as a whole, require the application of exchange rates as of the date of the transaction instead of such average exchange rates.

The exchange differences produced when converting the balances in foreign currency to the functional currency of the consolidated entities and their subsidiaries are generally recognized under the heading “Exchange differences (net)” in the consolidated income statements. However, the exchange differences in non-monetary items are recognized temporarily in equity under the heading “Valuation adjustments - Exchange differences” in the consolidated balance sheets.

Conversion of functional currencies to euros

The balances in the financial statements of consolidated entities whose functional currency is not the euro are converted to euros as follows:

–	Assets and liabilities: at the average spot exchange rates as of the date of each of the consolidated financial statements.

–

Income and expenses and cash flows are converted by applying the exchange rate in force on the date of the transaction, and the average exchange rate for the financial year may be used, unless it has undergone significant variations.

–	Equity items: at the historical exchange rates.

The exchange differences arising from the conversion to euros of balances in the functional currencies of the consolidated entities whose functional currency is not the euro are recognized under the heading “Valuation adjustments – Exchange differences” in the consolidated balance sheets. Meanwhile, the differences arising from the conversion to euros of the financial statements of entities accounted for by the equity method are recognized under the heading “Valuation adjustments - Entities accounted for using the equity method” until the item to which they relate is derecognized, at which time they are recognized in the income statement.

The breakdown of the main consolidated balances in foreign currencies as of December 31, 2012, 2011 and 2010, with reference to the most significant foreign currencies, is set forth in VIII.

2.2.17 Recognition of income and expenses

The most significant criteria used by the BBVA Group to recognize its income and expenses are as follows.

—

Interest income and expenses and similar items: As a general rule, interest income and expenses and similar items are recognized on the basis of their period of accrual using the effective interest rate method. The financial fees and commissions that arise on the arrangement of loans (basically origination and analysis fees) are deferred and recognized in the income statement over the expected life of the loan. The direct costs incurred in arranging these transactions can be deducted from the amount thus recognized. These fees are part of the effective rate for loans. Also dividends received from other companies are recognized as income when the consolidated companies’ right to receive them arises.

However, when a debt instrument is deemed to be impaired individually or is included in the category of instruments that are impaired because their recovery is considered to be remote, the recognition of accrued interest in the consolidated income statement is interrupted. This interest is recognized for accounting purposes as income, as soon as it is received.

—

Commissions, fees and similar items: Income and expenses relating to commissions and similar fees are recognized in the consolidated income statement using criteria that vary according to the nature of such items. The most significant items in this connection are:

–	Those relating to financial assets and liabilities measured at fair value through profit or loss, which are recognized when collected/paid.

–	Those arising from transactions or services that are provided over a period of time, which are recognized over the life of these transactions or services.

–	Those relating to single acts, which are recognized when this single act is carried out.

—	Non-financial income and expenses: These are recognized for accounting purposes on an accrual basis.

—	Deferred collections and payments: These are recognized for accounting purposes at the amount resulting from discounting the expected cash flows at market rates.

2.2.18 Sales and income from the provision of non-financial services

The heading “Other operating income - Financial income from non-financial services” in the consolidated income statements includes the carrying amount of the sales of assets and income from the services provided by the Group companies that are not financial institutions. In the case of the Group, these companies are mainly real estate and service companies (see Note 45).

2.2.19 Leases

Lease contracts are classified as finance leases from the incepcion of the transaction, if they substantially transfer all the risks and rewards incidental to ownership of the asset forming the subject-matter of the contract. Leases other than finance leases are classified as operating leases.

When the consolidated entities act as the lessor of an asset in finance leases, the aggregate present values of the lease payments receivable from the lessee plus the guaranteed residual value (normally the exercise price of the lessee’s purchase option on expiration of the lease agreement) are recognized as financing provided to third parties and, therefore, are included under the heading “Loans and receivables” in the accompanying consolidated balance sheets.

When the consolidated entities act as lessors of an asset in operating leases, the acquisition cost of the leased assets is recognized under “Tangible assets – Property, plant and equipment – Other assets leased out under an operating lease” in the consolidated balance sheets (see Note 19). These assets are depreciated in line with the criteria adopted for items of tangible assets for own use, while the income arising from the lease arrangements is recognized in the consolidated income statements on a straight-line basis within “Other operating expenses - Rest of other operating expenses” (see Note 45).

If a fair value sale and leaseback results in an operating lease, the profit or loss generated by the sale is recognized in the consolidated income statement at the time of sale. If such a transaction gives rise to a finance lease, the corresponding gains or losses are amortized over the lease period.

The assets leased out under operating lease contracts to other entities in the Group are treated in the consolidated financial statements as for own use, and thus rental expense and income is eliminated and the corresponding depreciation is recognize.

2.2.20 Consolidated statements of recognized income and expenses

The consolidated statements of recognized income and expenses reflect the income and expenses generated each year. They distinguish between income and expenses recognized as results in the consolidated income statements and “Other recognized income (expenses)” recognized directly in consolidated equity. “Other recognized income (expenses)” include the changes that have taken place in the year in the “Valuation adjustments” broken down by item.

The sum of the changes to the heading “Valuation adjustments” of the consolidated total equity and the consolidated profit for the year forms the “Total recognized income/expenses of the year”.

2.2.21 Consolidated statements of changes in equity

The consolidated statements of changes in equity reflect all the movements generated in each year in each of the headings of the consolidated equity, including those from transactions undertaken with shareholders when they act as such, and those due to changes in accounting criteria or corrections of errors, if any.

The applicable regulations establish that certain categories of assets and liabilities are recognized at their fair value with a charge to equity. These charges, known as “Valuation adjustments” (see Note 31), are included in the Group’s total consolidated equity net of tax effect, which has been recognized as deferred tax assets or liabilities, as appropriate.

2.2.22 Consolidated statements of cash flows

The indirect method has been used for the preparation of the consolidated statement of cash flows. This method starts from the entity’s consolidated profit and adjusts its amount for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments, and items of income or expense associated with cash flows classified as investment or finance. As well as cash, short-term, highly liquid investments subject to a low risk of changes in value, such as cash and deposits in central banks, are classified as cash and equivalents.

When preparing these financial statements the following definitions have been used:

–	Cash flows: Inflows and outflows of cash and equivalents.

–	Operating activities: The typical activities of credit institutions and other activities that cannot be classified as investment or financing activities.

–	Investing activities: The acquisition, sale or other disposal of long-term assets and other investments not included in cash and cash equivalents or in operating activities.

–	Financing activities: Activities that result in changes in the size and composition of the Group’s equity and of liabilities that do not form part of operating activities.

The consolidated Cash Flow Statement for the year ended December 31, 2012, does not include certain non-cash transactions (related to foreclosed assets received in settlement of impaired loans and the allowance for loan losses) which in prior years were included under the captions “Investments/Divestments - Non-current assets held for sale and associated liabilities” and “Net increase/decrease in operating assets - Loans and receivables”, respectively. For 2012, these transactions have been reclassified to the caption “Adjustments to obtain the cash flow from operating activities: Other adjustments”. If extended to 2011 and 2010, such reclassification would not have materially changed the cash flow for such years: the cash flow from operating activities would have decreased by €1,516 million and €1,464 million for 2011 and 2010, respectively, and the cash flow from investment activities would have increased in the same amounts for such years.

2.2.23 Entities and branches located in countries with hyperinflationary economies

In order to assess whether an economy has a hyperinflationary inflation rate, the country’s economic environment is evaluated, analyzing whether certain circumstances exist, such as:

–	The country’s population prefers to keep its wealth or savings in non-monetary assets or in a relatively stable foreign currency;

–	Prices may be quoted in that currency;

–	Interest rates, wages and prices are linked to a price index;

–	The cumulative inflation rate over three years is approaching, or exceeds, 100%.

The fact that any of these circumstances is fulfilled will not be a decisive factor in considering an economy hyperinflationary, but it does provide some reasons to consider it as such.

Since 2009, the economy of Venezuela can be considered hyperinflationary under the above criteria. As a result, the financial statements of the BBVA Group’s entities located in Venezuela (see Note 3) have therefore been adjusted to correct for the effects of inflation. These amounts are not significant in the accompanying financial statements.

2.3	Recent IFRS pronouncements

Standards and interpretations issued but not effective as of the date of preparation of this consolidated financial statements.

New International Financial Reporting Standards together with their interpretations had been published at the date of preparation of the accompanying consolidated financial statements, but are notyet mandatory

IFRS 9 - “Financial instruments - classification and measurement”

On November 12, 2009, the IASB published IFRS 9 – “Financial Instruments” as the first stage of its plan to replace IAS 39 – “Financial Instruments: Recognition and measurement”. IFRS 9, which introduces new classification and measurement requirements for financial assets, will be mandatory from January 1, 2015 onwards, although early adoption has been permitted from December 31, 2009 onwards. However, the European Commission has decided not to adopt IFRS 9 and postpone its coming into force, thus making it impossible for European entities to apply this standard early.

The new standard includes significant differences with respect to the current one. It includes the following:

–	Approval of a new classification model based on two single categories of amortized cost and fair value;

–	Elimination of the current “Held-to-maturity-investments” and “Available-for-sale financial assets” categories;

–	Limitation of the analysis of impairment of assets measured at amortized cost; and

–	No separation of embedded derivatives in financial contracts on the entity’s assets.

Amended IAS 32 – “Financial Instruments: Presentation”

The changes made to IAS 32 clarify the following aspects on asset and liability offsetting:

–	The legal right to net recognized amounts must not depend on a future event and must be legally enforceable under all circumstances, including cases of default or insolvency of either party.

–

Settlements in which the following conditions are met shall be accepted as equivalent to “settlements for net amount”: all, or practically all of the credit and liquidity risk is eliminated; and the settlement of the assets and liabilities is carried out in a single settlement process.

These modifications will be applied to the accounting years starting on or after January 1, 2014, although early adoption is permitted.

Amended IFRS 10 - “Consolidated Financial Statements”, Amended IFRS 12 – “Disclosure of interests in other entities” and Amended IAS 27 – “Consolidated and separate financial statements”

The changes to IFRS 10, IFRS 12 and IAS 27 define investment entities and provide an exception to the consolidation requirements requiring investment entities to measure particular subsidiaries at fair value through profit or loss, rather than consolidate them as per IFRS 9.

However, the parent company of an investment entity must consolidate all entities under its control, including those controlled through an investment entity, unless the parent company is also an investment entity.

Furthermore, these amendments include new disclosures that will allow the users of such information to evaluate the nature and financial impact of these investments made through investment entities.

These modifications will be applied to the accounting years starting on or after January 1, 2014, although early adoption is permitted.

IFRIC 21 “Levies”

This Interpretation addresses the accounting for a liability to pay a levy if that liability is within the scope of IAS 37. It also addresses the accounting for a liability to pay a levy whose timing and amount is certain.

Consequently, the obligating event will be recognized when the obligation to pay the levy is triggered. If the obligating event is the reaching of a minimum activity threshold, such as a minimum amount of revenue or sales generated or outputs produced, the corresponding liability is recognized when that minimum activity threshold is reached.

This interpretation does not affect the treatment of those taxes ruled by other IAS standards (for example, Income Tax) nor penalties or sanctions due to other regulatory breaches.

These modifications will be applied to the accounting years starting on or after January 1, 2014, although early adoption is permitted.

Amended IAS 36 - “Impairment of Assets”

The changes made to IAS 36 remove the requirement to disclose the recoverable amount of each cash-generating unit (group of units) for which the carrying amount of goodwill or intangible assets with indefinite useful lives allocated to that unit (group of units) is significant when compared to the entity’s total carrying amount of goodwill or intangible assets with indefinite useful lives, and, on the other hand, require that entities disclose the recoverable amount of an individual asset (including goodwill) or a cash-generating unit for which the entity has recognized or reversed an impairment loss during the reporting period. Furthermore, additional disclosures of information will be required when the recoverable amount is the same as the fair value less costs of disposal.

These modifications will be applied to the accounting years starting on or after January 1, 2014, although early adoption is permitted.

Amended IAS 39 - “Financial Instruments: Recognition and measurement. Novation of Derivatives and Continuation of Hedge Accounting”

The new IAS 39 introduces an exception to the requirement to discontinue hedge accounting for those novations that, as a consequence of a change in law or regulation, replace the original counterparty of the hedging element for a central counterparty of another entity, such as the clearing house, as long as the change does not result in changes to the terms of the original derivative other than changes directly attributable to the change in counterparty.

These modifications will be applied to the accounting years starting on or after January 1, 2014, although early adoption is permitted.

3.	BBVA Group

The BBVA Group is an international diversified financial group with a significant presence in retail banking, wholesale banking, asset management and private banking. The Group also operates in other sectors: insurance, real estate, operational leasing, etc.

Appendices I to IV inclusive provide relevant information as of December 31, 2012 on the Group’s subsidiaries, and investments and joint venture entities accounted for by the equity method. Appendix III shows the main changes in investments in 2012, and Appendix IV gives details of the subsidiaries under the full consolidation method and which, based on the information available, are more than 10% owned by non-Group shareholders as of December 31, 2012.

The following table sets forth information related to the Group’s total assets as of December 31, 2012, 2011 and 2010, broken down by the Group’s companies according to their activity:

	Millions of Euros
	Total Assets Contributed to the Group
Contribution to Consolidated Group. Entities by Main Activities	2012	2011	2010

Banks and other financial services	593,824	563,260	533,143
Insurance and pension fund managing companie	20,481	17,033	17,034
Other non-financial services	6,766	2,545	2,561
Total	621,072	582,838	552,738

The total assets and earnings as of December 31, 2012, 2011 and 2010, broken down by the geographical areas in which the BBVA Group operates, are included in Note 6.

The BBVA Group’s activity is mainly located in Spain, Mexico, South America and the United States, with an active presence in other countries, as shown below:

—

Spain: The Group’s activity in Spain is principally through Banco Bilbao Vizcaya Argentaria, S.A., which is the parent company of the BBVA Group. The Group also has other companies that operate in Spain’s banking sector, insurance sector, real estate sector, services and as operational leasing companies.

—

Mexico: The BBVA Group operates in Mexico both in the banking sector through BBVA Bancomer and in the insurance and pensions business, mainly through Seguros Bancomer S.A. de C.V. and Pensiones Bancomer, S.A. de C.V.

—

South America: The BBVA Group’s activity in South America is mainly focused on the banking, insurance and pensions sectors, in the following countries: Chile, Venezuela, Colombia, Peru, Argentina, Panama, Paraguay and Uruguay. It is also present in Bolivia and Ecuador in the pensions business and has a representative office in Sao Paulo (Brazil).

The Group owns more than 50% of most of the companies based in these countries. Appendix I shows a list of the companies which, although less than 50% owned by the BBVA Group as of December 31, 2012, are fully consolidated (see Note 2.1).

—

United States: The Group’s activity in the United States is mainly carried out through a group of companies with BBVA Compass Bancshares, Inc. at their head, the New York branch and a representative office in Silicon Valley (California).

—

Turkey: In March 2011, the BBVA Group acquired 25.01% of the share capital of the Turkish bank Turkiye Garanti Bankasi, AS (hereinafter, “Garanti”). Garanti heads up a group of banking and financial institutions that operate in Turkey, Holland and some countries in Eastern Europe. The Bank also has a representative office in Istanbul.

—

Rest of Europe: The Group’s activity in Europe is carried out through banks and financial institutions in Ireland, Switzerland, Italy and Portugal, operational branches in Germany, Belgium, France, Italy and the United Kingdom, and a representative office in Moscow.

—

Asia-Pacific: The Group’s activity in this region is carried out through operational branches (in Taipei, Seoul, Tokyo, Hong Kong and Singapore) and representative offices (in Beijing, Shanghai and Mumbai, Abu Dhabi and Sidney). In addition, the BBVA Group holds a stake in the CITIC Group (hereinafter, “CITIC”) that includes investments in Citic International Financial Holdings Limited (hereinafter, “CIFH”) and in China Citic Bank Corporation Limited (hereinafter, “CNCB”) (see Note 17).

Changes in the Group

On May 24, 2012 BBVA announced its decision to conduct a study on strategic alternatives for its pension business in Latin America. The alternatives considered in this process include the total or partial sale of the businesses of the Pension Fund Administrators (AFP) in Chile, Colombia and Peru, and the Retirement Fund Administrator (Afore) in Mexico.

As of December 31, 2012, the aforementioned pension businesses to be sold had total registered assets of €1,150 million and liabilities of €318 million, which have been reclassified under the headings “Non-current assets held for sale” and “Liabilities associated with non-current assets held for sale,” respectively, in the accompanying consolidated balance sheet (see Note 16.3). In accordance with IFRS-5, the earnings from these companies have been reclassified under the heading “Net gains (losses) from discontinued operations” in the accompanying consolidated income statements for the years 2012, 2011 and 2010.

As of the date of preparation of these consolidated Financial Statements, the following significant operations have been completed in relation to these businesses.

Sale of Afore Bancomer

As a result of this process, on November 27, BBVA announced that it had reached an agreement to sell to Afore XXI Banorte, S.A. de C.V. the entire stake that BBVA held directly or indirectly in the Mexican company Administradora de Fondos para el Retiro Bancomer, S.A. de C.V.

Once the corresponding authorization had been obtained from the competent authorities, the sale was closed on January 9, 2013, at which point the BBVA Group no longer had control over the company sold (see note 2.1).

The total sale price was USD 1,735 million (approximately €1,315 million). The capital gain net of taxes was approximately €800 million and will be recognized in the consolidated income statement for 2013.

Announcement of the sale of BBVA Horizonte

On December 24, 2012, BBVA reached an agreement with Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir, S.A., a subsidiary of Grupo Aval Acciones y Valores, S.A., for the sale of the entire stake held directly or indirectly by BBVA in the Colombian company BBVA Horizonte Sociedad Administradora de Fondos de Pensiones y Cesantías S.A.

The closing of this deal is subject to regulatory approval in Colombia.

The total sale price agreed by the parties is USD 530 million (approximately €402 million), subject to certain adjustments. This transaction is expected to be closed during the first half of 2013 and the net capital gain will be approximately €265 million, which will be recognized in the consolidated income statement for 2013.

Changes in the Group in 2012

Acquisition of Unnim

On March 7, 2012, the Governing Board of the Fund for Orderly Bank Restructuring (FROB) awarded BBVA Unnim Banc, S.A. (hereinafter “Unnim”) as part of the process for restructuring the bank.

This was done through a share sale purchase agreement between FROB, the Credit Institution Deposit Guarantee Fund (hereinafter “FGD”) and BBVA, under which BBVA was to purchase 100% of the shares of Unnim for €1.

A Protocol of Financial Support Measures was also concluded for the restructuring of Unnim. This regulates an asset protection scheme (EPA) whereby the FGD will assume 80% of the losses that may be suffered by a portfolio of predetermined Unnim assets for the next 10 years.

On July 27 2012, following the completion of the transaction, BBVA became the holder of 100% of the capital of Unnim.

As of December 31, 2012, Unnim had a volume of assets of €24,756 million, of which €15,932 million corresponded to “Loans and advances to customers”. “Customer deposits” amounted to €11,083 million.

Given the specific characteristics of this acquisition, the amount that Unnim would have contributed to the consolidated Group had that business combination been performed at the start of 2012 is not representative.

As of December 31, 2012, according to the acquisition method, the comparison between the fair values assigned to the assets acquired and the liabilities assumed from Unnim, and the cash payment made to the FROB in consideration of the transaction generated a difference of €376 million (“bargain purchase”), which is registered under the heading “Negative Goodwill in business combinations” in the accompanying consolidated income statement for the year 2012. As of the date of preparation of these consolidated financial statements, the calculation for determining the final amount of this negative consolidation difference in accordance with IFRS 3 has not yet been completed, although the Group does not expect any significant changes in the valuations of the assets and liabilities related to this acquisition (see Note 20.1).

Sale of the business in Puerto Rico

On June 28, 2012, BBVA reached an agreement to sell its business in Puerto Rico to Oriental Financial Group Inc.

This agreement included the sale of 100% of the common stock of BBVA Securities of Puerto Rico, Inc. and BBVA PR Holding Corporation, which in turn owns 100% of the common stock of Banco Bilbao Vizcaya Argentaria Puerto Rico and of BBVA Seguros Inc.

Once the corresponding authorization had been obtained from the competent authorities, the sale was closed on December 18, 2012, at which point the BBVA Group no longer had control over the businesses (see note 2.1).

The sale price was USD 500 million (around €385 million at the exchange rate on the date of the transaction). Gross capital losses from the sale are around €15 million (taking into account the exchange rate at the time of the transaction and the earnings of these companies up to the close of the deal). These capital losses are recognized under the heading “Gains (losses) on non-current assets held for sale not classified as discontinued operations” in the consolidated income statement for 2012 (see Note 52).

Changes in the Group in 2011

Acquisition of a capital holding in the bank Garanti

On March 22, 2011, BBVA bought a stake of 24.89% of the capital stock of Turkiye Garanti Bankasi, AS (Garanti) from the Dogus Group. It subsequently bought an additional stake of 0.12% on the market, increasing the BBVA Group’s total stake in the common stock of Garanti to 25.01%. The total price of both acquisitions amounted to USD 5,876 million (€4,140 million, taking into account the hedging derivatives contracted to hedge the deal’s euro/dollar exchange-rate risk).

The agreements with the Dogus group include an arrangement for the joint management of Garanti and the appointment of some of the members of its Board of Directors by the BBVA Group. BBVA also has a perpetual option to purchase an additional 1% of Garanti Bank five years after the initial purchase.

The 25.01% stake in Garanti is accounted for in the BBVA Group under the equity method. (see Note 17).

4.	Shareholder remuneration system and allocation of earnings

Shareholder remuneration system

A shareholder remuneration system called the “Dividend Option” was introduced in 2011. The Bank’s Shareholders’ Annual General Meeting held on March 16, 2012 once more approved the establishment of the “Dividend Option” program for 2012 under point four of the Agenda, through two share capital increases charged to voluntary reserves, under similar conditions to those established in 2011. Under this remuneration scheme, BBVA offers its shareholders the chance to receive part of their remuneration in the form of free shares; however, they can still choose to receive it in cash by selling the rights assigned to them in each capital increase either to BBVA (by the Bank exercising its commitment to purchase the free assignment rights) or on the market.

The first capital increase charged to reserves approved by the AGM held on March 16, 2012 for the execution of the “Dividend Option” was executed in April 2012. As a result, the Bank’s common stock increased by €40,348,339.01, through the issue and circulation of 82,343,549 shares with a €0.49 par value each (see Note 27).

The second capital increase charged to reserves approved by the AGM held on March 16, 2012 for the “Dividend Option” was executed in October 2012. As a result, the Bank’s common stock increased by €32,703,288.45, through the issue and circulation of 66,741,405 shares with a €0.49 par value each (see Note 27).

Dividends

At its meeting of June 27, 2012, the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. approved the payment of an interim dividend against 2012 earnings of €0.100 gross (€0.079 net) per outstanding share. This amount was paid on July 10, 2012.

At its meeting of December 19, 2012, the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. approved the payment of an interim dividend against 2012 earnings of €0.100 gross (€0.079 net) per outstanding share. This amount was paid on January 10, 2013.

The provisional financial statements prepared in accordance with legal requirements evidenced the existence of sufficient liquidity for the distribution of the amounts to the interim dividend, as follows:

	Millions of Euros
Available amount for interim dividend payments	May 31, 2012	November 30, 2012
Profit at each of the dates indicated, after the provision for income tax	1,223	1,453
Less -
Estimated provision for Legal Reserve	(24)	(53)
Acquisition by the bank of the free allotment rights in 2012 capital increase	(141)	(251)
Interim dividends for 2012 already paid	-	(538)
Maximum amount distributable	1,058	611
Amount of proposed interim dividend	514	545

BBVA cash balance available to the date	1,168	1,024

The first amount of the interim dividend which was paid to the shareholders on July 10, 2012, including the shares issued in July 4 for the common stock increase described in Note 27 and after deducting the treasury shares held by the Group’s companies, amounted to €530 million.

The interim dividend which was paid to the shareholders on January 10, 2013, after deducting the treasury shares held by the Group’s companies, amounted to €544 million and was recognized under the heading “Stockholders’ funds - Dividends and remuneration” and included under the heading “Financial liabilities at amortized cost - Other financial liabilities” of the consolidated balance sheet as of December 31, 2012 (see Note 23.5).

The table below shows the allocation of the Bank’s earnings for 2012 that the Board of Directors will submit for approval by the General Shareholders’ Meeting:

Millions of Euros
Allocation of Earnings	2012
Net income for year (*)	1,428
Distribution:
Interim dividends	1,083
Acquisition by the bank of the free allotment rights (**)	251
Legal reserve	53
Voluntary reserves	41
(*) Net income of BBVA, S.A. (Appendix I).
(**) Concerning to the remuneration to shareholders who choose to be pay in cash at the “Dividend Option”.

5.	Earnings per share

According to the criteria established by IAS 33:

–

Basic earnings per share are determined by dividing the “Profit attributable to Parent Company” by the weighted average number of shares outstanding throughout the year (i.e., excluding the average number of treasury shares held over the year).

–

Diluted earnings per share are calculated by using a method similar to that used to calculate basic earnings per share; the weighted average number of shares outstanding, and the profit attributable to the parent company, if appropriate, is adjusted to take into account the potential dilutive effect of certain financial instruments that could generate the issue of new Bank shares (share option commitments with employees, warrants on parent company shares, convertible debt instruments, etc.).

The following transactions were carried out in 2012, 2011 and 2010 with an impact on the calculation of basic and diluted earnings per share:

–

The Bank carried out several share capital increases in 2012, 2011 and 2010 (see Note 27). According to IAS 33, when calculating the basic and diluted earnings per share, all the years prior to the exercise of the rights must be taken into account, and a corrective factor applied to the denominator (the weighted average number of shares outstanding) only in the case of capital increases other than those for conversion of securities into shares. This corrective factor is the result of dividing the fair value per share immediately before the exercise of rights by the theoretical ex-rights fair value per share. The basic and diluted earnings per share for 2011 and 2010 were recalculated on this basis.

–	On December 30, 2011, the Bank issued mandatory subordinate bonds convertible into ordinary newly issued BBVA shares amounting to €3,430 million (see Note 23.4).

Since the conversion of this bond issue is mandatory on the date of final maturity, in accordance with the IAS 33 criteria, the following adjustments must be applied to both the calculation of the diluted earnings per share as well as the basic earnings per share:

–	In the numerator, the profit attributable to the parent company is increased by the amount of the annual coupon of the subordinated convertible bonds.

–	In the denominator, the weighted average number of shares outstanding is increased by the estimated number of shares after the conversion.

Thus, as can be seen in the following table, for 2012, 2011 and 2010 the figures for basic earnings per share and diluted earnings per share are the same, as the dilution effect of the mandatory conversion must also be applied to the calculation of the basic earnings per share.

As required by IAS 33, the table shows basic and diluted earnings per share for discontinued operations as of December 31, 2012, 2011 and 2010 (see Notes 1.3. and 3).

The calculation of earnings per share is as follows:

Basic and Diluted Earnings per Share	2012	2011 (*)	2010 (*)
Numerator for basic and diluted earnings per share (millions of euros)
Net income attributed to parent company	1,676	3,004	4,606
Adjustment: Mandatory convertible bonds interest expenses	95	38	70
Net income adjusted (millions of euros) (A)	1,771	3,042	4,676
Income from discontinued transactions (net of non-controlling interest) (B)	319	197	221
Denominator for basic earnings per share (number of shares outstanding)
Weighted average number of shares outstanding (1)	5,148	4,635	3,762
Weighted average number of shares outstanding x corrective factor (2)	5,148	4,810	4,043
Adjustment: Average number of estimated shares to be converted	315	134	221
Adjusted number of shares (B)	5,464	4,945	4,264
Basic earnings per share from continued operations (Euros per share)A/B	0.27	0.58	1.04
Diluted earnings per share from continued operations (Euros per share)A/B	0.27	0.58	1.04
Basic earnings per share from discontinued operations (Euros per share)A/B	0.06	0.04	0.05
Diluted earnings per share from discontinued operations (Euros per share)A/B	0.06	0.04	0.05
(1) ‘Weighted average number of shares outstanding (millions of euros), excluded weighted average of treasury shares during the period
(2) Corrective factor, due to the capital increase with pre-emptive subscription right, applied for the previous years.
(*) Data recalculated due to the mentioned corrective factor.

As of December 31, 2012, 2011 and 2010, except for the aforementioned convertible bonds, there were no other financial instruments or share option commitments with employees that could potentially affect the calculation of the diluted earnings per share for the years presented.

6.	Bases and methodology for operating segment reporting

Business segment reporting represents a basic tool in the oversight and management of the BBVA Group’s various activities. The Group compiles reporting information on as disaggregated a level as possible, and all data relating to the businesses these units manage is recognized in full. These disaggregated units are then amalgamated in accordance with the organizational structure determined by the Group management into higher level units and, ultimately, the operating segments themselves. Similarly, all the ientities making up the BBVA Group are also assigned to the different business units according to the geographical areas where they carry out their activity.

Once the composition of each of the operating segments in the BBVA Group has been defined, certain management criteria are applied, noteworthy among which are the following:

—

Capital base: Capital is allocated to each business based on capital at risk (CaR) criteria, which is in turn quantified based on an unexpected loss at a specific confidence level, according to the Group’s target solvency level.

The calculation of the CaR combines credit risk, market risk, structural risk associated with the balance sheet, equity positions, operational risk, fixed assets risks and technical risks in the case of insurance companies. Internal models were used that have been developed following the guidelines and requirements established under the Basel II Capital Accord, with economic criteria prevailing over regulatory ones.

—

Internal transfer prices: The calculation of the net interest income of each business is performed by applying the internal transfer rates to both the asset and liability entries. These rates are composed of a market rate that depends on the revision period of the operation, and a liquidity premium that aims to reflect the conditions and outlook of the financial markets. Earnings are distributed across revenue-generating and distribution units (e.g., in asset management products) at market prices.

—

Allocation of operating expenses: Both direct and indirect expenses are allocated to the operating segments, except for those items for which there is no clearly defined or close link with the businesses, as they represent corporate or institutional expenses incurred on behalf of the Group as a whole.

—	Cross-selling: On certain occasions, adjustments are made to eliminate overlap accounted for in the results of two or more units as a result of encouraging cross-selling between businesses.

Description of the BBVA Group’s operating segments

The main changes in the reporting structure of the BBVA Group’s operating segments in 2013 are as follows:

—

As a result of the increasingly geographical orientation of the Group’s reporting structure, certain portfolios, finance and structural euro balance sheet positions managed by the Assets and Liabilities Committee (ALCO) that were previously reported under our Corporate Activities segment (which is currently denominated the ‘Corporate Center’ segment) are now part of our Banking Activity in Spain segment (which is described below).

—

Due to the particularities of their management, the assets and results pertaining to the real-estate business in Spain are now presented under a separate segment: Real-estate activity in Spain. This new segment includes lending to real-estate developers (which was previously included in our prior Spain segment) and foreclosed real-estate assets (which were previously included in our Corporate Activities segment).

As a result, the current composition of our operating segments is as follows:

—

Banking activity in Spain which is substantially the same as our prior Spain segment (except for the changes referred to above) and includes: the Spanish retail network (which includes the segments of individual customers, private banking and small businesses); Corporate and Business Banking (CBB), which handles small and medium sized enterprises, corporations and the public sector in Spain; Corporate & Investment Banking (CIB), which includes business with large corporations and multinational groups and the trading floor and distribution business in Spain; and other units, including the insurance business in Spain (BBVA Seguros) and the Asset Management unit (management of mutual and pension funds in Spain). In addition, it includes certain portfolios, finance and structural euro balance sheet positions as described above.

—

Real-estate activity in Spain. This new segment has been set up with the aim of providing specialized and structured management of the real-estate assets accumulated by the Group as a result of the economic crisis in Spain. It includes mainly lending to real-estate developers (which was previously included in our prior Spain segment) and foreclosed real-estate assets (which were previously included in our prior Corporate Activities).

—

Eurasia, which continues to include the business carried out in the rest of Europe and Asia, i.e., the retail and wholesale businesses of the Group in such geographic areas. It also includes BBVA’s stakes in the Turkish bank Garanti (In accordance with IFRS 8, the analysis of this business segment follows management criteria, which includes the 25.01% participation of assets, liabilities and income statement of Garanti) and the Chinese banks CNCB and CIFH.

—

Mexico, which, following our sale of our Mexican pension business in the three months ended March 31, 2013, currently includes our banking and insurance businesses in Mexico. The banking business includes retail business, through our Commercial Banking, Consumer Finance and Corporate and Institutional Banking units, and wholesale banking, through Corporate & Investment Banking (CIB).

—

The United States encompasses the Group’s businesses in the United States. Until December 2012, this operating segment also included the Group’s business in Puerto Rico, the sale of which was closed in December 2012. The financial information included in this report for the year ended December 31, 2012 and 2011 for our United States segment does not include the business in Puerto Rico (such business has been included in the Corporate Center).

—	South America currently includes the banking and insurance businesses that BBVA carries out in the region.

In addition to the operating segments referred to above, we have a Corporate Center which includes those items that have not been allocated to an operating segment. It includes our general management functions, including: costs from central units that have a strictly corporate function; management of structural exchange-rate positions carried out by the Financial Planning unit; specific issues of capital instruments to ensure an adequate management of the Group’s global solvency; proprietary portfolios, such as industrial holdings, and their corresponding results; certain tax assets and liabilities; provisions related to commitments with pensioners; goodwill and other intangibles. It also included BBVA Puerto Rico prior to its sale, which was completed in December 2012 and the profit from discontinued operations from the sale of the pension bussineses in Mexico and South America.

The breakdown of the BBVA Group’s total assets by operating segments as of December 31, 2012 and 2011 is as follows:

	Millions of Euros
Total Assets by Operating Segments	2012	2011
Spain	345,362	320,387
Real Estate	21,923	22,558
Eurasia	48,324	53,439
Mexico	81,723	72,156
South America	77,474	62,651
The United States	53,892	53,090
Subtotal Assets by operating segments	628,698	584,281
Corporate Center and other adjustments	(7,626)	(1,443)
Total Assets BBVA Group	621,072	582,838

The profit and main earning figures in the consolidated income statements for 2012 and 2011 by operating segments are as follows:

	Millions of Euros
	BBVA Group	Operating Segments						Corporate Center	Total	Adjustments
Main Margins and Incomes by Operating Segments		Spain	Real Estate	Eurasia	Mexico	South America	United States
2012
Net interest income	14,474	4,748	(20)	851	4,178	4,288	1,551	(473)	15,122	(648)
Operating profit/(loss) before tax	1,582	1,652	(5,705)	1,058	2,229	2,271	619	(465)	1,659	(77)
Profit	1,676	1,162	(4,044)	953	1,689	1,199	443	273	1,676	-
2011
Net interest income	12,724	4,248	104	806	3,782	3,159	1,518	(465)	13,152	(428)
Operating profit/(loss) before tax	3,398	1,515	(1,216)	1,222	2,153	1,677	(1,053)	(852)	3,446	(48)
Profit	3,004	1,075	(809)	1,062	1,638	898	(713)	(149)	3,004	-

2010 information by business segment is not provided since there was not financial information available in our systems. This is due to the fact that a new real estate department was created in 2011 in order to specifically manage the increased risk associated with our real estate assets in Spain because of the economic crisis and the increased volume of assets as a result of the acquisiton of Unnim. Further, the cost-benefit analysis deemed obtaining 2010 data unnecessary material. Furthermore, 2010 data will not have to be included in future reports since next year (reporting of 2013 data) we will be required to disclose 2011, 2012 and 2013.

7.	Risk management

The BBVA Group understands the risk function as one of the essential and differentiating elements of its competitive strategy. In this context, the aim of the Global Risk Management (GRM) Corporate Area is to preserve the BBVA Group’s solvency, help define its strategy with respect to risk and assume and facilitate the development of its businesses. Its activity is governed by the following principles:

–	The risk management function is single, independent and global.

–

The risks assumed by the Group must be compatible with the capital adequacy target and must be identified, measured and assessed. Risk monitoring and management procedures and sound mechanisms of control and mitigation systems must likewise be in place.

–	All risks must be managed integrally during their life cycle, and be treated differently depending on their nature and with active portfolio management based on a common measure (economic capital).

–

It is each operating segment’s responsibility to propose and maintain its own risk profile, within its autonomy in the corporate action framework (defined as the set of risk control policies and procedures defined by the Group), using an appropriate risk infrastructure to control their risks.

–

The infrastructures created for risk control must be equipped with means (in terms of people, tools, databases, information systems and procedures) that are sufficient for their purpose, so that there is a clear definition of roles and responsibilities, thus ensuring efficient allocation of resources among the corporate area and the risk units in operating segments.

In the light of these principles, the BBVA Group has developed an integrated risk management system that is structured around three main components: a corporate risk governance scheme (with suitable segregation of duties and responsibilities); a set of tools, channels and procedures that constitute the various risk management regimes; and an internal control system that is appropriate to the nature and size of the risks assumed.

The main risks associated with financial instruments are:

—

Credit risk: This arises from the probability that one party to a financial instrument will fail to meet its contractual obligations for reasons of insolvency or inability to pay and cause a financial loss for the other party. This includes management of counterparty risk, issuer credit risk, liquidation risk and country risk.

—	Market risk: This is originated by the likelihood of losses in the value of the positions held as a result of changes in the market prices of financial instruments. It includes three types of risks:

–	Interest-rate risk: This arises from variations in market interest rates.

–	Currency risk: This is the risk resulting from variations in foreign-currency exchange rates.

–

Price risk: This is the risk resulting from variations in market prices, either due to factors specific to the instrument itself, or alternatively to factors which affect all the instruments traded on a specific market.

—

Liquidity risk: This arises from the possibility that a company cannot meet its payment commitments, or to do so must resort to borrowing funds under onerous conditions, or risking its image and the reputation of the entity.

—

Operational risk: This arises from the possibility of human error, inadequate or faulty internal processes, system failures or external events. This definition includes the legal risk and excludes strategic and/or business risk and reputational risk.

Corporate governance system

The BBVA Group has developed a system of corporate governance that is in line with the best international practices and adapted to the requirements of the regulators in the country in which its different business units operate.

With respect to the risks assumed by the Group, the Board of Directors of the Bank is responsible for establishing the general principles that define the risk objectives profile of the entities, approving the management policies for control and management of these risks and ensuring regular monitoring of the internal systems of risk information and control. The Board is supported in this function by the Executive Committee and the Risk Committee. The main mission of the latter is to assist the Board in carrying out its functions associated with risk control and management.

The risk management and control function is distributed among the risk units within the operating segments and the Corporate GRM Area, which ensures compliance with global policy and strategies. The risk units in the operating segments propose and manage the risk profiles within their area of autonomy, though they always respect the corporate framework for action.

The Corporate GRM Area combines a vision by risk type with a global vision. It is divided into five units, as follows:

–	Corporate Risk Management and Risk Portfolio Management: Responsible for management and control of the Group’s financial risks.

–	Operational and Control Risk: Manages operational risk, internal risk control and the internal validation of the measurement models and the acceptance of new risks.

–	Technology & Methodologies: Responsible for the management of the technological and methodological developments required for risk management in the Group.

–

Technical Secretariat: Undertakes the contrast of the proposals made to the Risk Management Committee and the Risk Committee; prepares and promotes the regulations applicable to social and environmental risk management.

–

Retail Banking: with responsibilities in Turkey, Switzerland and Asia, supports development and innovation in retail banking and provides support to the LOBs (Lines of Business) of insurance, asset management, consumer finance and payment channels. This unit centralizes non-banking risk management (insurance and funds) and management of the fiduciary risk of the Retail Banking businesses.

This structure gives the Corporate GRM Area reasonable security with respect to:

–	integration, control and management of all the Group’s risks;

–	the application throughout the Group of standard principles, policies and metrics; and

–	the necessary knowledge of each geographical area and each business.

This organizational scheme is complemented by various committees, which include the following:

–

The Global Risk Management Committee: This committee is made up of the risk managers from the risk units located in the operating segments and the managers of the Corporate GRM Area units. Among its responsibilities are the following: establishing the Group’s risk strategy (especially as regards policies and structure of this function in the Group), presenting its proposal to the appropriate governing bodies for their approval, monitoring the management and control of risks in the Group and adopting any actions necessary.

–

The GRM Management Committee: Made up of the executives of the Group’s risk unit and those responsible for risks in the different countries and operating segments. It reviews the Group’s risk strategy and the general implementation of the main risk projects and initiatives in the operating segments.

–

The Risk Management Committee: Its permanent members are the Global Risk Management director, the Corporate Risk Management director and the Technical Secretariat. The other committee members propose the operations that are analyzed in its working sessions. The committee analyzes and, if appropriate, authorizes financial programs and operations within its scope and submits the proposals whose amounts exceed the set limits to the Risks Committee, when its opinion on them is favorable.

–

The Assets and Liabilities Committee (ALCO): The committee is responsible for actively managing structural interest rate and foreign exchange risk positions, global liquidity and the Group’s capital base.

–

The Global Corporate Assurance Committee: Its task is to undertake a review at both Group and business unit level of the control environment and the effectiveness of the operational risk internal control and management systems, as well as to monitor and analyze the main operational risks the Group is subject to, including those that are cross-cutting in nature. This committee is therefore the highest operational risk management body in the Group.

–

The Technology and Methodologies Committee: The committee decides on the effectiveness of the models and infrastructures developed to manage and control risks that are integrated in the operating segments, within the framework of the operational model of Global Risk Management.

–

The New Businesses and Products Committees: Their functions are to analyze and, where appropriate, give technical approval to and implement new businesses, products and services prior to their marketing: to undertake subsequent control and monitoring of new authorized products; and to foster orderly business operations to ensure they develop in a controlled environment.

Tools, circuits and procedures

The BBVA Group has an established integrated risk management system that meets the needs derived from different types of risk to which it is subject. It is set out in a number of manuals. These manuals provide the measuring tools for the acceptance, assessment and monitoring of risks, define the circuits and procedures applicable to operations by entities and the criteria for their management.

The BBVA Group’s main activities with respect to the management and control of its risks are as follows:

–	Calculation of exposure to risks of the different portfolios, taking into account any possible mitigating factors (guarantees, balance netting, collaterals, etc.).

–	Calculation of the probabilities of default (hereinafter, “PD”).

–	Estimation of the foreseeable losses in each portfolio, assigning a PD to new operations (rating and scoring).

–	Measurement of the risk values of the portfolios in different scenarios through historical simulations.

–	Establishment of limits to potential losses according to the different risks incurred.

–	Determination of the possible impacts of structural risks on the Group’s consolidated income statement.

–	Determination of limits and alerts to guarantee the Group’s liquidity.

–	Identification and quantification of operational risks by business lines to make their mitigation easier through the appropriate corrective actions.

–	Definition of efficient circuits and procedures to achieve the established objectives, etc.

Internal control system

The BBVA Group’s internal control system is based on the best practices developed in “Enterprise Risk Management – Integrated Framework” by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as well as in “Framework for Internal Control Systems in Banking Organizations” by the Bank for International Settlements (BIS). The Group’s system for internal control is therefore part of the Integral Risk Management Framework.

This is the system within the Group that involves its Board of Directors, management and its entire staff. It is designed to identify and manage risks facing the Group entities in such a way as to ensure that the business targets established by the Group’s management are met. The Integrated Risk Management Framework is made up of specialized units (Compliance, Global Accounting & Information Management and Legal Services), and the Corporate Operational Risk Management and Internal Audit functions.

Among the principles underpinning the Internal Control system are the following:

–	Its core element is the “process.”

–

The form in which the risks are identified, assessed and mitigated must be unique for each process; and the systems, tools and information flows that support the internal control and operational risk activities must be unique, or at least be administered fully by a single unit.

–

The responsibility for internal control lies with the Group’s business units, and at a lower level, with each of the entities that make them up. Each business unit’s Operational Risk Management Unit is responsible for implementing the system of control within its scope of responsibility and managing the existing risk by proposing any improvements to processes it considers appropriate.

–	Given that some business units have a global scope of responsibility, there are cross-cutting control functions which supplement the control mechanisms mentioned earlier.

–

The Operational Risk Management Committee in each business unit is responsible for approving suitable mitigation plans for each existing risk or weakness. This committee structure culminates at the Group’s Global Corporate Assurance Committee.

–	The specialized units promote policies and draw up internal regulations. It is the responsibility of the GRM to develop them further and apply them.

Risk concentrations

In the trading area, limits are approved each year by the Board of Directors’ Risk Committee on exposures to trading, structural interest rate, structural exchange rate, equity and liquidity; this applies both to the banking entities and to the asset management, pension and insurance businesses. These limits factor in many variables, including economic capital and earnings volatility criteria, and are reinforced with alert triggers and a stop-loss scheme.

In relation to credit risk, maximum exposure limits are set by customer and country; generic limits are also set for maximum exposure to specific operations or products. Limits are allocated based on iso-risk curves, determined as the sum of maximum foreseeable losses and economic capital, and its ratings-based equivalence in terms of gross nominal exposure.

There is a threshold in terms of a maximum risk concentration level of 10% of Group equity: up to this level the authorization of new risks requires in-depth knowledge of the client, and the markets and sectors in which it operates.

For retail portfolios, potential concentrations of risk in geographical areas or certain risk profiles are analyzed in relation to overall risk and earnings volatility; where appropriate, the mitigating measures considered most appropriate are established.

7.1	Credit risk

7.1.1    Maximum credit risk exposure

The BBVA Group’s maximum credit risk exposure by headings in the balance sheet as of December 31, 2012, 2011 and 2010 is given below. It does not recognize the availability of collateral or other credit enhancements to guarantee compliance with payment obligations. The details are broken down by financial instruments and counterparties.

In the case of financial assets recognized in the consolidated balance sheets, exposure to credit risk is considered equal to its gross accounting value, not including certain valuation adjustments (impairment losses, derivatives and others), with the sole exception of trading and hedging derivatives.

The maximum credit risk exposure on financial guarantees granted is the maximum that the Group would be liable for if these guarantees were called in, and that is their carrying amount.

Our calculation of risk exposure for derivatives is based on the sum of two factors: the derivatives market value and their potential risk (or “add-on”).

The first factor, market value, reflects the difference between original commitments and market values on the reporting date (mark-to-market). As indicated in Note 2.2.1 to the Consolidated Financial Statements, derivatives are accounted for as of each reporting date at fair value according to IAS 39.

The second factor, potential risk (‘add-on’), is an estimate (using our internal models) of the maximum increase to be expected on risk exposure over a derivative market value (at a given statistical confidence level) as a result of future changes in valuation prices in the residual term to final maturity of the transaction.

The consideration of the potential risk (‘add-on’) relates the risk exposure to the exposure level at the time of a customer’s default. The exposure level will depend on the customer’s credit quality and the type of transaction with such customer. Given the fact that default is an uncertain event which might occur any time during the life of a contract, the Group has to consider not only the credit exposure of the contract on the reporting date, but also the potential changes in exposure during the life of the contract. This is especially important for derivative contracts, whose valuation changes substantially throughout time, depending on the fluctuation of market prices.

Credit risk originating from the derivatives in which the Group operates is mitigated through the contractual rights existing for offsetting accounts at the time of their settlement. This has reduced the Group’s exposure to credit risk to €32,586 million as of December 31, 2012 (€34,770 million and €27,026 million as of December 31, 2011 and 2010, respectively).

		Millions of Euros
Maximum Credit Risk Exposure	Notes	2012	2011	2010
Financial assets held for trading		28,021	20,946	24,358
Debt securities	10	28,021	20,946	24,358
Government		23,370	17,955	20,397
Credit institutions		2,545	1,889	2,274
Other sectors		2,106	1,102	1,687
Other financial assets designated at fair value through profit or loss		753	707	691
Debt securities	11	753	707	691
Government		174	129	70
Credit institutions		45	44	87
Other sectors		534	535	535
Available-for-sale financial assets		62,615	48,507	50,602
Debt securities	12	62,615	48,507	50,602
Government		38,926	32,476	33,074
Credit institutions		13,157	7,067	11,235
Other sectors		10,532	8,964	6,293
Loans and receivables		384,097	377,519	373,037
Loans and advances to credit institutions	13.1	25,372	24,400	23,604
Loans and advances to customers	13.2	354,974	350,239	347,210
Government		34,917	34,941	31,224
Agriculture		4,738	4,697	3,977
Industry		30,731	34,834	36,578
Real estate and construction		47,223	49,418	55,854
Trade and finance		51,912	54,736	53,830
Loans to individuals		151,244	137,437	135,868
Other		34,208	34,176	29,879
Debt securities	13.3	3,751	2,880	2,223
Government		2,375	2,128	2,040
Credit institutions		453	461	6
Other sectors		923	291	177
Held-to-maturity investments	14	10,163	10,955	9,946
Government		9,210	9,896	8,792
Credit institutions		393	451	552
Other sectors		560	608	602
Derivatives (trading and hedging)		49,208	53,561	44,762
Subtotal		534,857	512,195	503,396
Valuation adjustments		338	530	299
Total Financial Assets Risk		535,195	512,725	503,695

Financial guarantees (Bank guarantees, letter of credits,..)		37,019	37,629	36,441
Drawable by third parties		83,519	86,375	86,790
Government		1,360	3,143	4,135
Credit institutions		1,946	2,417	2,303
Other sectors		80,213	80,815	80,352
Other contingent commitments		6,624	4,313	3,784
Total Contingent Risks and Commitments	34	127,162	128,317	127,015

Total Maximum Credit Exposure		662,357	641,042	630,710

7.1.2    Mitigation of credit risk, collateralized credit risk and other credit enhancements

In most cases, maximum credit risk exposure is reduced by collateral, credit enhancements and other actions which mitigate the Group’s exposure. The BBVA Group applies a credit risk hedging and mitigation policy deriving from a banking approach focused on relationship banking. The existence of guarantees could be a necessary but not sufficient instrument for accepting risks, as the assumption of risks by the Group requires prior verification of the debtor’s capacity for repayment, or that the debtor can generate sufficient resources to allow the amortization of the risk incurred under the agreed terms.

The policy of accepting risks is therefore organized into three different levels in the BBVA Group:

–	Analysis of the financial risk of the operation, based on the debtor’s capacity for repayment or generation of funds;

–

The constitution of guarantees that are adequate, or at any rate generally accepted, for the risk assumed, in any of the generally accepted forms: monetary, secured, personal or hedge guarantees; and finally,

–	Assessment of the repayment risk (asset liquidity) of the guarantees received.

The procedures for the management and valuation of collaterals are set out in the Internal Manuals on Credit Risk Management Policies and Procedures (retail and wholesale), which establish the basic principles for credit risk management, including the management of collaterals assigned in transactions with customers.

The methods used to value the collateral are in line with the best market practices and imply the use of appraisal of real-estate collateral, the market price in market securities, the trading price of shares in mutual funds, etc. All the collaterals assigned must be properly drawn up and entered in the corresponding register. They must also have the approval of the Group’s legal units.

The following is a description of the main types of collateral for each financial instrument class:

—	Financial instruments held for trading: The guarantees or credit enhancements obtained directly from the issuer or counterparty are implicit in the clauses of the instrument.

—

Trading and hedging derivatives: In derivatives, credit risk is minimized through contractual netting agreements, where positive- and negative-value derivatives with the same counterparty are offset for their net balance. There may likewise be other kinds of guarantees, depending on counterparty solvency and the nature of the transaction.

The BBVA Group has a broad range of credit derivatives. The Group uses credit derivatives to mitigate credit risk in its loan portfolio and other cash positions and to hedge risks assumed in market transactions with other clients and counterparties.

Derivatives may follow different settlement and netting agreements, under the rules of the International Swaps and Derivatives Association (ISDA). The most common types of settlement triggers include bankruptcy of the reference credit institution, acceleration of indebtedness, failure to pay, restructuring, repudiation and dissolution of the entity. Since the Group typically confirms over 99% of our credit derivative transactions in the Depository Trust & Clearing Corporation (DTCC), substantially our entire credit derivatives portfolio is registered and matched against our counterparties.

—

Other financial assets designated at fair value through profit or loss and Available-for-sale financial assets: The guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent to the structure of the instrument.

—	Loans and receivables:

–	Loans and advances to credit institutions: These usually only have the counterparty’s personal guarantee.

–

Loans and advances to customers: Most of these operations are backed by personal guarantees extended by the counterparty. There may also be collateral to secure loans and advances to customers (such as mortgages, cash guarantees, pledged securities and other collateral), or to obtain other credit enhancements (bonds, hedging, etc.).

–	Debt securities: The guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent to the structure of the instrument.

—	Held-to-maturity investments: Guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent to the structure of the instrument.

—	Financial guarantees, other contingent risks and drawable by third parties: These have the counterparty’s personal guarantee.

The Group’s collateralized credit risk as of December 31, 2012, 2011 and 2010, excluding balances deemed impaired, is broken down in the table below:

	Millions of Euros
Collateralized Credit Risk	2012	2011	2010
Mortgage loans	137,870	129,536	132,630
Operating assets mortgage loans	3,897	3,574	3,638
Home mortgages	119,235	108,190	108,224
Rest of mortgages (1)	14,739	17,772	20,768
Secured loans, except mortgage	23,125	23,915	18,155
Cash guarantees	377	286	281
Secured loan (pledged securities)	997	589	563
Rest of secured loans (2)	21,751	23,041	17,310
Total	160,995	153,451	150,785
(1) Refers to loans which are secured with real estate properties (other than residential properties) in respect of which we provide financing to the borrower to buy or to construct such properties.
(2) Includes loans which collateral is cash, other financial assets or partial guarantees.

As of December 31, 2012, the average weighted amount of mortgages pending loan amortization is 51% of the collateral pledged (see Appendix X), compared to 52% as of December 31, 2011 and 53% as of December 31, 2010.

7.1.3    Credit quality of financial assets that are neither past due nor impaired

The BBVA Group has tools (“scoring” and “rating”) that enable it to rank the credit quality of its operations and customers based on an assessment and its correspondence with the probability of default (“PD”) scales. To analyze the performance of PD, the Group has a series of tracking tools and historical databases that collect the pertinent information generated internally, which can basically be grouped together into scoring and rating models.

Scoring

Scoring is a decision-making model that contributes to both the arrangement and management of retail loans: consumer loans, mortgages, credit cards for individuals, etc. Scoring is the tool used to decide to whom a loan should be assigned, what amount should be assigned and what strategies can help establish the price, because it is an algorithm that sorts transactions by their credit quality. This algorithm enables the BBVA Group to assign a score to each transaction requested by a customer, on the basis of a series of objective characteristics that have statistically been shown to discriminate between the quality and risk of this type of transactions. The advantage of scoring lies in its simplicity and homogeneity: all that is needed is a series of objective data for each customer, and this data is analyzed automatically using an algorithm.

There are three types of scoring, based on the information used and on its purpose:

–

Reactive scoring: measures the risk of a transaction requested by an individual using variables relating to the requested transaction and to the customer’s socio-economic data available at the time of the request. The new transaction is approved or rejected depending on the score given.

–

Behavioral scoring: scores transactions for a given product in an outstanding risk portfolio of the entity, enabling the credit rating to be tracked and the customer’s needs to be anticipated. It uses transaction and customer variables available internally. Specifically, variables that refer to the behavior of both the product and the customer.

–

Proactive scoring: gives a score at customer level using variables related to the individual’s general behavior with the entity, and to his/her payment behavior in all the contracted products. The purpose is to track the customer’s credit quality and it is used to pre-grant new transactions.

Rating

Rating tools, as opposed to scoring tools, do not assess transactions but focus on the rating of customers instead: companies, corporations, SMEs, public authorities, etc. A rating tool is an instrument that, based on a detailed financial study, helps determine a customer’s ability to meet his/her financial obligations. The final rating is usually a combination of various factors: on the one hand, quantitative factors, and on the other hand, qualitative factors. It is a middle road between an individual analysis and a statistical analysis.

The main difference between ratings and scorings is that the latter are used to assess retail products, while ratings use a wholesale banking customer approach. Moreover, scorings only include objective variables, while ratings add qualitative information. And although both are based on statistical studies, adding a business view, rating tools give more weight to the business criterion compared to scoring tools.

For portfolios where the number of defaults is very low (sovereign risk, corporates, financial entities, etc.) the internal information is supplemented by “benchmarking” of the external rating agencies (Moody’s, Standard & Poor’s and Fitch). To this end, each year the PDs compiled by the rating agencies at each level of risk rating are compared, and the measurements compiled by the various agencies are mapped against those of the BBVA master rating scale.

Once the probability of default of a transaction or customer has been calculated, a “business cycle adjustment” is carried out. This is a means of establishing a measure of risk that goes beyond the time of its calculation. The aim is to capture representative information of the behavior of portfolios over a complete economic cycle. This probability is linked to the Master Rating Scale prepared by the BBVA Group to enable uniform classification of the Group’s various asset risk portfolios.

The table below shows the abridged scale used to classify the BBVA Group’s outstanding risk as of December 31, 2012:

Internal rating	Probability of default (basic points)
Reduced List (17 groups)	Average	Minimum from >=	Maximum
AAA	1	-	2
AA+	2	2	3
AA	3	3	4
AA-	4	4	5
A+	5	5	6
A	8	6	9
A-	10	9	11
BBB+	14	11	17
BBB	20	17	24
BBB-	31	24	39
BB+	51	39	67
BB	88	67	116
BB-	150	116	194
B+	255	194	335
B	441	335	581
B-	785	581	1,061
C	2,122	1,061	4,243

The table below outlines the distribution of exposure, including derivatives, by internal ratings, to corporates, financial entities and institutions (excluding sovereign risk), of the main BBVA Group entities as of December 31, 2012 and 2011:

	2012		2011
Credit Risk Distribution by Internal Rating	Amount (Millions of Euros)%		Amount (Millions of Euros)%
AAA/AA+/AA/AA-	24,091	9.95%	47,047	18.42%
A+/A/A-	73,526	30.37%	94,192	36.88%
BBB+	31,951	13.20%	23,685	9.27%
BBB	23,410	9.67%	10,328	4.04%
BBB-	26,788	11.07%	10,128	3.97%
BB+	15,185	6.27%	12,595	4.93%
BB	10,138	4.19%	11,361	4.45%
BB-	8,493	3.51%	14,695	5.75%
B+	8,504	3.51%	10,554	4.13%
B	8,246	3.41%	11,126	4.36%
B-	5,229	2.16%	6,437	2.52%
CCC/CC	6,501	2.69%	3,266	1.28%
Total	242,064	100.00%	255,414	100.00%

These different levels and their probability of default were calculated by using as a reference the rating scales and default rates provided by the external agencies Standard & Poor’s and Moody’s. These calculations establish the levels of probability of default for the BBVA Group’s Master Rating Scale. Although this scale is common to the entire Group, the calibrations (mapping scores to PD sections/Master Rating Scale levels) are carried out at tool level for each country in which the Group has tools available.

7.1.4	Policies for preventing excessive risk concentration

In order to prevent the build-up of excessive concentrations of credit risk at the individual, country and sector levels, the BBVA Group maintains maximum permitted risk concentration indices updated at individual and portfolio sector levels tied to the various observable variables within the field of credit risk management. The limit on the Group’s exposure or financial commitment to a specific customer therefore depends on the customer’s credit rating, the nature of the risks involved, and the Group’s presence in a given market, based on the following guidelines:

–	The aim is, as far as possible, to combine the customer’s credit needs (commercial/financial, short-term/long-term, etc.) with the interests of the Group.

–

Any legal limits that may exist concerning risk concentration are taken into account (relationship between risks with a customer and the capital of the entity that assumes them), the markets, the macroeconomic situation, etc.

–

To undertake a proper management of risk concentration, and if necessary generate actions on such risks, a number of different levels of monitoring have been established according to the amount of global risks maintained with the same customer. Any risk concentrations with the same customer or group that may generate losses of more than €18 million are authorized and monitored by the Risk Committee of the Bank’s Board of Directors.

7.1.5	Sovereign risk exposure

Sovereign risk management

The risk associated with the transactions involving sovereign risk is identified, measured, controlled and tracked by a centralized unit integrated in the BBVA Group’s Risk Area. Its basic functions involve the preparation of individual reports on the countries where sovereign risk exists (called “financial programs”), tracking such risks, assigning ratings to these countries and, in general, supporting the Group in terms of reporting requirements for any transactions involving sovereign risk. The risk policies established in the financial programs are approved by the relevant risk committees.

The country risk unit tracks the evolution of the risks associated with the various countries to which the Group are exposed (including sovereign risk) on an ongoing basis in order to adapt its risk and mitigation policies to any macroeconomic and political changes that may occur. Moreover, it regularly updates its internal ratings and forecasts for these countries. The internal rating assignment methodology is based on the assessment of quantitative and qualitative parameters which are in line with those used by certain multilateral organizations such as the International Monetary Fund (IMF) and the World Bank (WB), rating agencies and export credit organizations.

The table below provides a breakdown of exposure to financial instruments, as of December 31, 2012 and 2011, by type of counterparty and the country of residence of such counterparty. The below figures do not take into account valuation adjustments, impairment losses or loan-loss provisions:

	Millions of Euros
	2012
Risk Exposure by countries	Sovereign Risk (*)	Financial Institutions	Other Sectors	Total	%
Spain	62,558	11,839	182,785	257,182	52.9%
Turkey	13	159	400	572	0.1%
United Kingdom	2	7,095	2,336	9,433	1.9%
Italy	4,203	405	3,288	7,896	1.6%
Portugal	443	590	5,763	6,796	1.4%
France	1,739	3,291	2,631	7,661	1.6%
Germany	1,298	1,025	734	3,057	0.6%
Ireland	-	280	456	736	0.2%
Greece	-	-	99	99	-
Rest of Europe	1,664	2,484	5,256	9,404	1.9%
Europe	71,920	27,168	203,748	302,836	62.3%
Mexico	25,059	5,492	36,133	66,684	13.7%
The United States	3,942	3,768	42,157	49,867	10.3%
Rest of countries	7,521	5,484	53,481	66,486	13.7%
Total Rest of Countries	36,523	14,744	131,771	183,037	37.7%
Total Exposure to Financial Instruments	108,443	41,912	335,519	485,873	100.0%

	Millions of Euros
	2011
Risk Exposure by countries	Sovereign Risk (*)	Financial Institutions	Other Sectors	Total	%
Spain	56,473	6,883	178,065	241,420	52.7%
United Kingdom	120	6,547	3,498	10,164	2.2%
Italy	4,301	487	4,704	9,493	2.1%
Portugal	279	829	6,715	7,824	1.7%
France	619	1,653	3,038	5,310	1.2%
Germany	582	902	908	2,392	0.5%
Ireland	0	182	212	394	0.1%
Turkey	17	42	291	350	0.1%
Greece	109	0	32	141	0.0%
Rest of Europe	647	4,319	5,549	10,515	2.3%
Europe	63,147	21,844	203,011	288,002	62.8%
Mexico	22,875	5,508	31,110	59,493	13.0%
The United States	3,501	3,254	42,550	49,305	10.8%
Rest of countries	7,281	3,800	50,386	61,467	13.4%
Total Rest of Countries	33,657	12,562	124,046	170,266	37.2%
Total Exposure to Financial Instruments	96,805	34,405	327,058	458,268	100.0%

(*)	In addition, as of December 31, 2012 and 2011, undrawn lines of credit, granted mainly to the Spanish government or government agencies, amounted to €1,613 million and €3,525 million, respectively.

The exposure to sovereign risk set out in the above table includes positions held in government debt securities in countries where the Group operates. They are used for ALCO’s management of the interest-rate risk on the balance sheets of the Group’s entities in these countries, as well as for hedging of pension and insurance commitments by insurance companies within the BBVA Group.

Sovereign risk exposure in Europe

The European sovereign debt crisis deepened in 2011. Contagion of the financial tension during the year extended, first, to countries on the European periphery; and subsequently, as doubts increased about the capacity of governments in the euro zone to resolve the crisis, even to some core countries in Europe with sounder finances.

As part of the exercise carried out by the European Banking Authority (EBA) (see Note 33) to assess the minimum capital levels of European banking groups, as defined in the European Union’s Capital Requirement Directive (CRD), certain information on the exposure of the Group’s credit institutions to European sovereign risk as of September 30, 2011 was published on December 8, 2011. The table below provides a breakdown of the exposure of the Group’s credit institutions to European sovereign risk as of December 31, 2012 and 2011, by type of financial instrument and the country of residence of the counterparty. The below figures do not take into account valuation adjustments, impairment losses or loan-loss provisions.

	Millions of Euros
	2012
	Debt securities				Derivatives (2)
Exposure to Sovereign Risk by European Union Countries (1)	Financial Assets Held-for- Trading	Available- for-Sale Financial Assets	Held-to- Maturity Investments	Loans and Receivables	Direct Exposure	Indirect Exposure	Total (2)	Contingent risks and commitments	%
Spain	5,022	19,751	6,469	26,624	285	5	58,156	1,595	86.8%
Italy	610	811	2,448	97	-	(3)	3,963	-	5.9%
France	1,445	-	254	-	-	(2)	1,697	-	2.5%
Germany	1,291	-	-	-	(4)	(1)	1,286	-	1.9%
Portugal	51	18	15	359	-	-	443	17	0.7%
United Kingdom	-	-	-	-	(19)	-	(19)	1	-
Greece	-	-	-	-	-	-	-	-	-
Hungary	-	66	-	-	-	-	66	-	0.1%
Ireland	-	-	-	-	-	-	-	-	-
Rest of European Union	1,043	292	24	76	-	1	1,436	-	2.1%
Total Exposure to Sovereign Counterparties (European Union)	9,462	20,938	9,210	27,156	262	-	67,028	1,613	100.0%

(1)	This table shows just sovereign risk under EBA criteria. Therefore the risk of Group insurances companies (€5,093 million) is not included
(2)	Includes Credit Derivative Swaps (CDS), which are shown at their fair value

	Millions of Euros
	2011
	Debt securities				Derivatives (2)			Contingent risks and commitments	%
Exposure to Sovereign Risk by European Union Countries (1)	Financial Assets Held-for- Trading	Available- for-Sale Financial Assets	Held-to- Maturity Investments	Loans and Receivables	Direct Exposure	Indirect Exposure	Total (2)

Spain	4,366	15,225	6,520	26,637	96	-	52,844	3,455	89.2%
Italy	350	634	2,956	184	-	(23)	4,101	-	6.9%
Germany	503	6	69	-	(3)	(2)	573	-	1.0%
France	338	12	254	-	-	(3)	601	-	1.0%
Portugal	39	11	13	216	-	(1)	278	65	0.5%
United Kingdom	-	120	-	-	(3)	-	117	1	0.2%
Greece	-	10	84	15	-	(8)	101	-	0.2%
Hungary	-	53	-	-	-	(0)	53	-	0.1%
Ireland	-	0	-	-	-	1	1	-	0.0%
Rest of European Union	155	259	-	129	-	2	545	4	0.9%
Total Exposure to Sovereign Counterparties (European Union)	5,751	16,331	9,896	27,181	89	(34)	59,213	3,525	100.0%

(1)	This table shows just sovereign risk under EBA criteria. Therefore the risk of Group insurances companies (€3,972 million) is not included
(2)	Includes Credit Derivative Swaps (CDS), which are shown at their fair value

The following table provides a breakdown of the notional value of the CDS in which the Group’s credit institutions act as sellers or buyers of protection against the sovereign risk of European countries:

	Millions of Euros
	2012
	Credit derivatives (CDS) and other contracts in which the Group act as a protection seller		Credit derivatives (CDS) and other contracts in which the Group act as a protection buyer
Exposure to Sovereign Risk by European Countries	Notional value	Fair value	Notional value	Fair value
Spain	68	14	97	(9)
Italy	518	(22)	444	19
Germany	216	(1)	219	-
France	196	(1)	134	(1)
Portugal	91	(6)	89	6
Poland	-	-	-	-
Belgium	281	(4)	232	5
United Kingdom	56	1	64	(1)
Greece	18	-	18	-
Hungary	2	-	-	-
Ireland	82	-	82	-
Rest of European Union	149	2	155	(2)
Total exposure to Sovereign Counterparties	1,677	(17)	1,534	17

	Millions of Euros
	2011
	Credit derivatives (CDS) and other contracts in which the Group act as a protection seller		Credit derivatives (CDS) and other contracts in which the Group act as a protection buyer
Exposure to Sovereign Risk by European Countries	Notional value	Fair value	Notional value	Fair value
Spain	20	2	20	(2)
Italy	283	38	465	(61)
Germany	182	4	184	(6)
France	102	3	123	(6)
Portugal	85	21	93	(22)
Poland	-	-	-	-
Belgium	-	-	-	-
United Kingdom	20	2	20	(2)
Greece	53	25	66	(33)
Hungary	-	-	2	-
Ireland	82	10	82	(9)
Rest of European Union	294	31	329	(29)

Total exposure to Sovereign Counterparties	1,119	136	1,382	(170)

The main counterparties of these CDS are credit institutions with a high credit quality. The CDS contracts are standard in the market, with the usual clauses covering the events that would trigger payouts.

As can be seen in the above tables, exposure to sovereign risk in Europe is concentrated in Spain. As of December 31, 2012 and 2011, the breakdown of total exposure faced by the Group’s credit institutions to Spain and other countries, by maturity of the financial instruments, is as follows:

	Millions of Euros
	2012
	Debt securities				Derivatives (2)
Maturities of sovereign risks European Union	Financial Assets Held-for- Trading	Available- for-Sale Financial Assets	Held-to- Maturity Investments	Loans and Receivables	Direct Exposure	Indirect Exposure	Total	%

Spain
Up to 1 Year	2,183	1,944	2	10,267	35	-	14,431	21.5%
1 to 5 Years	1,832	12,304	1,239	4,409	26	-	19,810	29.6%
Over 5 Years	1,007	5,503	5,228	11,948	224	5	23,915	35.7%
Rest of Europe
Up to 1 Year	2,564	46	33	367	7	-	3,017	4.5%
1 to 5 Years	952	188	1,927	34	(19)	(5)	3,077	4.6%

Over 5 Years	924	953	781	131	(11)	-	2,778	4.1%
Total Exposure to European Union Sovereign Counterparties	9,462	20,938	9,210	27,156	262	-	67,028	100.0%

	Millions of Euros
	2011
	Debt securities				Derivatives (2)
Maturities of sovereign risks European Union	Financial Assets Held-for- Trading	Available- for-Sale Financial Assets	Held-to- Maturity Investments	Loans and Receivables	Direct Exposure	Indirect Exposure	Total	%

Spain
Up to 1 Year	2,737	779	36	9,168	1	-	12,721	21.5%
1 to 5 Years	1,025	11,630	1,078	4,265	67	-	18,065	30.5%
Over 5 Years	604	2,816	5,406	13,204	27	-	22,057	37.2%
Rest of Europe
Up to 1 Year	684	216	72	370	3	(2)	1,344	2.3%
1 to 5 Years	297	255	2,439	37	(1)	(17)	3,009	5.1%
Over 5 Years	404	635	865	137	(8)	(16)	2,017	3.4%
Total Exposure to European Union Sovereign Counterparties	5,751	16,331	9,896	27,181	89	(34)	59,214	100.0%

Valuation and impairment methods

The valuation methods used to assess the instruments that are subject to sovereign risks are the same ones used for other instruments included in the relevant portfolios and are detailed in Note 8 to these consolidated financial statements. They take into account the exceptional circumstances that have taken place over the last two years in connection with the sovereign debt crisis in Europe.

Specifically, the fair value of sovereign debt securities of European countries has been considered equivalent to their listed price in active markets (Level 1 as defined in Note 8).

Reclassification of securities between portfolios

Note 14 describes the reclassification carried out in the third quarter of 2011, in accordance with IFRS-7, amounting to €1,817 million in sovereign debt securities issued by Italy, Greece and Portugal from the heading “Available-for-sale financial assets” to the heading “Held-to-maturity investments” of the consolidated balance sheet.

7.1.6	Financial assets past due but not impaired

The table below provides details of financial assets past due as of December 31, 2012, 2011 and 2010, but not considered to be impaired, listed by their first past-due date:

	Millions of Euros
Financial Assets Past Due but Not Impaired 2012	Less than 1 Month Past-Due	1 to 2 Months Past-Due	2 to 3 Months Past-Due
Loans and advances to credit institutions	21	-	-
Loans and advances to customers	1,067	620	310
Government	90	213	6
Other sectors	977	407	304
Debt securities	-	-	-
Total	1,088	620	310

	Millions of Euros
Financial Assets Past Due but Not Impaired 2011	Less than 1 Month Past-Due	1 to 2 Months Past-Due	2 to 3 Months Past-Due
Loans and advances to credit institutions	-	-	-
Loans and advances to customers	1,973	386	361
Government	186	47	23
Other sectors	1,787	339	338
Debt securities	-	-	-
Total	1,973	386	361

	Millions of Euros
Financial Assets Past Due but Not Impaired 2010	Less than 1 Month Past-Due	1 to 2 Months Past-Due	2 to 3 Months Past-Due
Loans and advances to credit institutions	-	-	-
Loans and advances to customers	1,082	311	277
Government	122	27	27
Other sectors	960	284	250
Debt securities	-	-	-
Total	1,082	311	277

7.1.7	Impaired assets and impairment losses

The table below shows the composition of the impaired financial assets and risks as of December 31, 2012, 2011 and 2010, broken down by heading in the accompanying consolidated balance sheet:

	Millions of Euros
Impaired Risks. Breakdown by Type of Asset and by Sector	2012	2011	2010
Asset Instruments Impaired
Available-for-sale financial assets	96	125	140
Debt securities	96	125	140
Loans and receivables	20,001	15,452	15,472
Loans and advances to credit institutions	26	26	101
Loans and advances to customers	19,960	15,416	15,361
Debt securities	15	10	10
Total Asset Instruments Impaired (1)	20,097	15,577	15,612
Contingent Risks Impaired
Contingent Risks Impaired (2)	312	217	324
Total impaired risks (1) + (2)	20,409	15,793	15,936
Of which:
Government	165	135	124
Credit institutions	71	81	129
Other sectors	19,861	15,359	15,360
Mortgage	13,761	9,615	8,627
With partial secured loans	48	52	159
Rest	6,052	5,693	6,574
Contingent Risks Impaired	312	217	324
Total impaired risks (1) + (2)	20,409	15,793	15,936

The changes in 2012, 2011 and 2010 in the impaired financial assets and contingent risks are as follows:

	Millions of Euros
Changes in Impaired Financial Assets and Contingent Risks	2012	2011	2010
Balance at the beginning	15,793	15,936	15,928
Additions (A)	14,318	13,001	13,207
Decreases (B)	(8,236)	(8,953)	(9,138)
Cash collections and return to performing	(6,090)	(5,908)	(6,267)
Foreclosed assets (1)	(976)	(1,222)	(1,513)
Real estate assets received in lieu of payment (2)	(1,170)	(1,823)	(1,358)
Net additions (A)+(B)	6,082	4,048	4,069
Amounts written-off	(4,372)	(4,093)	(4,307)
Exchange differences and other	2,906	(98)	246
Balance at the end	20,410	15,793	15,936

(1)

Reflects the total amount of impaired loans derecognized from the balance sheet throughout the period as a result of mortgage foreclosures. This is equivalent to the “Foreclosed assets auctioned” derecognized from inflows (€1,037 million, €1,313 million and €1,407 million in 2012, 2011 and 2010, respectively) and the inflows corresponding to “Foreclosed assets from finance leases” (€61 million, €91 million and €106 million in 2012, 2011 and 2010, respectively). See Note 16 to the consolidated financial statements for additional information.

(2)

Reflects the total amount of impaired loans derecognized from the balance sheet throughout the period as a result of real estate assets received in lieu of payment. Does not reflect the acquisitions of real estate assets from customers with loans not yet impaired. For more information on the total balance of real estate assets received from customers experiencing difficulties with debt repayment or foreclosed (net of impairment losses) as of December 31, 2012, see Note 22 to the consolidated financial statements.

Below are details of the impaired financial assets as of December 31, 2012, 2011 and 2010, classified by geographical area and by the time since their oldest past-due amount or the period since they were deemed impaired:

	Millions of Euros
Impaired Assets by Geographic Area and Time Since Oldest Past- Due Amount 2012	Less than 6 Months Past-Due	6 to 9 Months Past-Due	9 to 12 Months Past-Due	More than 12 Months Past-Due	Total
Spain	6,476	1,703	1,534	6,399	16,112
Rest of Europe	380	47	28	168	623
Mexico	941	112	153	289	1,495
South America	837	115	41	116	1,109
The United States	639	26	13	80	758
Rest of the world	-	-	-	-	-
Total	9,273	2,003	1,770	7,052	20,097

	Millions of Euros
Impaired Assets by Geographic Area and Time Since Oldest Past- Due Amount 2011	Less than 6 Months Past-Due	6 to 9 Months Past-Due	9 to 12 Months Past-Due	More than 12 Months Past-Due	Total
Spain	4,640	1,198	1,187	4,482	11,507
Rest of Europe	149	26	33	91	299
Mexico	809	141	130	199	1,280
South America	767	66	38	109	980
The United States	634	211	117	549	1,511
Rest of the world	-	-	-	1	1
Total	6,999	1,642	1,505	5,431	15,577

	Millions of Euros
Impaired Assets by Geographic Area and Time Since Oldest Past- Due Amount 2010	Less than 6 Months Past-Due	6 to 9 Months Past-Due	9 to 12 Months Past-Due	More than 12 Months Past-Due	Total
Spain	5,279	1,064	798	4,544	11,685
Rest of Europe	106	24	24	55	209
Mexico	753	60	69	324	1,206
South America	720	51	31	74	876
The United States	1,110	84	111	331	1,636
Rest of the world	-	-	1	-	-
Total	7,968	1,284	1,034	5,327	15,612

Below are details of the impaired financial assets as of December 31, 2012, 2011 and 2010, classified by type of loan according to its associated guarantee, and by the time since their oldest past-due amount or the period since they were deemed impaired:

	Millions of Euros
Impaired Assets by Type of Guarantees and Time Since Oldest Past-Due Amount 2012	Less than 6 Months Past-Due	6 to 9 Months Past-Due	9 to 12 Months Past-Due	More than 12 Months Past-Due	Total
Unsecured loans	4,145	539	409	1,195	6,288
Mortgage	5,080	1,464	1,360	5,857	13,761
Residential mortgage	1,570	516	457	1,796	4,339
Commercial mortgage (rural properties in operation and offices, and industrial buildings)	715	251	190	1,111	2,267
Other than those currently use as a family residential property of the borrower	732	330	318	1,162	2,542
Plots and other real estate assets	2,063	367	395	1,788	4,613
Other partially secured loans	48	-	-	-	48
Others	-	-	-	-	-
Total	9,273	2,003	1,770	7,052	20,097

	Millions of Euros
Impaired Assets by Type of Guarantees and Time Since Oldest Past-Due Amount 2011	Less than 6 Months Past-Due	6 to 9 Months Past-Due	9 to 12 Months Past-Due	More than 12 Months Past-Due	Total
Unsecured loans	3,382	588	528	1,411	5,910
Mortgage	3,567	1,054	977	4,016	9,615
Residential mortgage	1,081	390	357	1,373	3,202
Commercial mortgage (rural properties in operation and offices, and industrial buildings)	629	210	160	795	1,794
Rest of residential mortgage	489	137	166	653	1,445
Plots and other real estate assets	1,369	316	294	1,194	3,174
Other partially secured loans	52	-	-	-	52
Others	-	-	-	-	-

Total	7,001	1,642	1,505	5,428	15,577

	Millions of Euros
Impaired Assets by Type of Guarantees and Time Since Oldest Past-Due Amount 2010	Less than 6 Months Past-Due	6 to 9 Months Past-Due	9 to 12 Months Past-Due	More than 12 Months Past-Due	Total
Unsecured loans	4,309	338	271	1,710	6,628
Mortgage	3,301	946	763	3,617	8,627
Residential mortgage	629	304	271	1,472	2,676
Commercial mortgage (rural properties in operation and offices, and industrial buildings)	561	128	100	602	1,391
Rest of residential mortgage	701	132	99	593	1,525
Plots and other real estate assets	1,410	382	293	950	3,035
Other partially secured loans	159	-	-	-	159
Others	198	-	-	-	198

Total	7,967	1,284	1,034	5,327	15,612

Below is the accumulated financial income accrued as of 31 December, 2012, 2011 and 2010 with origin in the impaired assets that, as mentioned in Note 2.2.1, are not recognized in the accompanying consolidated income statements as there are doubts as to the possibility of collection:

	Millions of Euros
	2012	2011	2010
Financial Income from Impaired Assets	2,405	1,908	1,717

As of December 31, 2012, 2011 and 2010, the non-performing loan and coverage ratios (see Appendix X) of the transactions registered under the “Loans and advances to customers” and “Contingent risk” headings of the accompanying consolidated balance sheets are:

	Percentage (%)
BBVA Group Ratios	2012	2011	2010
NPA ratio	5.1	4.1	4.1
NPA coverage ratio	72	62	62

7.1.8	Impairment losses

Below is a breakdown of the provisions registered on the accompanying consolidated balance sheets to cover estimated impairment losses as of December 31, 2012, 2011 and 2010 in financial assets and contingent risks, according to the different headings under which they are classified in the accompanying consolidated balance sheet:

		Millions of Euros
Impairment losses and provisions for contingent risks	Notes	2012	2011	2010
Available-for-sale portfolio	12	339	566	619
Loans and receivables	13	14,159	9,139	9,473
Loans and advances to customers	13.2	14,115	9,091	9,396
Loans and advances to credit institutions	13.1	29	38	67
Debt securities	13.3	15	11	10
Held to maturity investment	14	1	1	1
Impairment losses		14,498	9,705	10,093
Provisions to Contingent Risks and Commitments	25	322	266	264
Total		14,820	9,971	10,357
Of which:
For impaired portfolio		9,861	6,883	7,507
For currently non-impaired portfolio		4,959	3,088	2,850

Below are the changes in 2012, 2011 and 2010 in the estimated impairment losses, broken down by the headings in the accompanying consolidated balance sheet:

		Millions of Euros
2012	Notes	Available-for- sale portfolio	Held to maturity investment	Loans and receivables	Contingent Risks and Commitments	Total
Balance at the beginning		566	1	9,138	266	9,970
Increase in impairment losses charged to income		71	–	10,419	91	10,581
Decrease in impairment losses credited to income		(30)	–	(2,266)	(36)	(2,331)
Impairment losses (net) (*)	48-49	41	–	8,153	55	8,250
Entities incorporated/disposed in the year		1	–	2,066	5	2,073
Transfers to written-off loans		(18)	–	(4,107)	–	(4,125)
Exchange differences and other		(251)	–	(1,092)	(4)	(1,348)
Balance at the end		339	1	14,159	322	14,821
(*) Including the impairment losses on financial assets (Note 49) and the provisions for contingent risks (Note 48)

		Millions of Euros
2011	Notes	Available-for- sale portfolio	Held to maturity investment	Loans and receivables	Contingent Risks and Commitments	Total
Balance at the beginning		619	1	9,473	264	10,356
Increase in impairment losses charged to income		60	–	5,963	16	6,038
Decrease in impairment losses credited to income		(37)	–	(1,473)	(24)	(1,534)
Impairment losses (net) (*)	48-49	23	–	4,490	(8)	4,504
Entities incorporated in the year		–	–	32	–	32
Transfers to written-off loans		(75)	–	(4,039)	–	(4,114)
Exchange differences and other		(1)	–	(818)	11	(808)
Balance at the end		566	1	9,138	266	9,972
(*) Including the impairment losses on financial assets (Note 49) and the provisions for contingent risks (Note 48)

		Millions of Euros
2010	Notes	Available-for- sale portfolio	Held to maturity investment	Loans and receivables	Contingent Risks and Commitments	Total
Balance at the beginning		449	1	8,805	243	9,498
Increase in impairment losses charged to income		187	–	7,020	62	7,268
Decrease in impairment losses credited to income		(32)	–	(2,204)	(40)	(2,276)
Impairment losses (net) (*)	48-49	155	–	4,816	22	4,993
Transfers to written-off loans		(57)	–	(4,431)	–	(4,488)
Exchange differences and other		72	–	283	(1)	354
Balance at the end		619	1	9,473	264	10,357
(*) Including the impairment losses on financial assets (Note 49) and the provisions for contingent risks (Note 48)

The changes in 2012, 2011 and 2010 in financial assets derecognized from the accompanying consolidated balance sheet as their recovery is considered unlikely (hereinafter “write-offs”) is shown below:

	Millions of Euros
Changes in Impaired Financial Assets Written-Off from the Balance Sheet	2012	2011	2010
Balance at the beginning	15,870	13,367	9,833
Increase:	4,363	4,251	4,788
Decrease:	(1,753)	(1,863)	(1,447)
Re-financing or restructuring	(9)	(4)	(1)
Cash recovery	(337)	(326)	(253)
Foreclosed assets	(133)	(29)	(5)
Sales of written-off	(283)	(809)	(342)
Debt forgiveness	(541)	(604)	(217)
Time-barred debt and other causes	(450)	(91)	(629)
Net exchange differences	785	114	193
Balance at the end	19,265	15,870	13,367

As indicated in Note 2.2.1, although they have been derecognized from the balance sheet, the BBVA Group continues to attempt to collect on these write-offs, until the rights to receive them are fully extinguished, either because it is time-barred debt, the debt is forgiven, or other reasons.

7.2	Market risk

As well as the most common market risks (mentioned earlier), other market risks have to be considered for the administration of certain positions: credit spread risk, basis risk, volatility and correlation risk.

Value at Risk (VaR) is the basic measure to manage and control the BBVA Group’s market risks. It estimates the maximum loss, with a given confidence level, that can be produced in market positions of a portfolio within a given time horizon. VaR is calculated in the Group at a 99% confidence level and a 1-day time horizon.

BBVA and BBVA Bancomer have received approval from the Bank of Spain to use a model developed by the BBVA Group to calculate bank capital requirements for market risk. This model estimates VaR in accordance with the “historical simulation” methodology, which involves estimating the losses or gains that would have been produced in the current portfolio if the changes in market conditions occurring over a specific period of time were repeated. Using this information, it infers the maximum foreseeable loss in the current portfolio with a given level of confidence. It has the advantage of precisely reflecting the historical distribution of the market variables and not requiring any assumption of specific probability distribution. The historical period used in this model is two years.

In addition, the Bank follows the guidelines set out by Spanish and European authorities regarding other metrics to meet the Bank of Spain’s regulatory requirements. The new measurements of market risk for the trading portfolio include the calculation of stressed VaR (which quantifies the level of risk in extreme historical situations) and the quantification of default risks and downgrading of credit ratings of bonds and credit portfolio derivatives.

The limits structure of the BBVA Group’s market risk determines a system of VaR and economic capital limits by market risk for each business unit, with specific ad-hoc sub-limits by type of risk, activity and trading desk.

Validity tests are performed periodically on the risk measurement models used by the Group. They estimate the maximum loss that could have been incurred in the positions assessed with a certain level of probability (backtesting), as well as measurements of the impact of extreme market events on risk positions (stress testing). As an additional control measure, backtesting is conducted at trading desk level in order to enable more specific monitoring of the validity of the measurement models.

Trends in market risk

The changes in the BBVA Group’s market risk in 2012, measured as VaR without smoothing (see Appendix X) with a 99% confidence level and a 1-day horizon, are as follows:

The average VaR in 2012 stood at €22 million, compared with €24 million and €33 million in 2011 and 2010. The number of risk factors currently used to measure portfolio risk is around 2,200. This number is dynamic and varies according to the possibility of doing business with other underlying assets and markets.

As of year-end 2012, 2011 and 2010, VaR amounted to €30 million, €18 million and €28 million, respectively. These figures can be broken down as follows:

	Millions of Euros
VaR by Risk Factor	2012	2011	2010
Interest/Spread risk	35	27	29
Currency risk	3	3	3
Stock-market risk	3	7	4
Vega/Correlation risk	9	4	12
Diversification effect(*)	(19)	(23)	(21)
Total	30	18	28
VaR average in the period	22	24	33
VaR max in the period	31	36	41
VaR min in the period	15	16	25

(*) The diversification effect is the difference between the sum of the average individual risk factors and the total VaR figure that includes the implied correlation between all the variables and scenarios used in the measurement.

Stress testing is carried out using historical crisis scenarios. The base historical scenario is the collapse of Lehman Brothers in 2008.

Economic crisis scenarios are also prepared ad hoc for each of the BBVA Group’s treasuries and updated monthly. The most significant market risk positions are identified for these scenarios, and an assessment is made of the impact that movements of market variables may have on them. The economic scenarios are established and analyzed by the Market Stress Committee.

BBVA continues to work on improving and enriching the information provided by the stress exercises. It prepares scenarios that are capable of detecting the possible combinations of impacts on market variables that may significantly affect the result of trading portfolios, thus completing the information provided by VaR and the historical scenarios and operating as an alert indicator that complements the normal policies of risk measurement and control.

By type of market risk assumed by the Group’s trading portfolio, as of December 31, 2012, the main risks are interest-rate and credit spread risks, which increased by €8 million on the figure for December 31, 2011. Currency risk remained at the same level and volatility and correlation risk increased by €5 million. Equity risk fell by €4 million.

The average daily change in VaR in 2012 on 2011 is basically due to Global Market Europe reducing its average risk by 14% in 2012 (with an average daily VaR of €13.8 million). Global Market Bancomer, Global Market South America and Compass increased their average risk by 13% and 17%, respectively (with an average daily VaR in 2012 of €5.1 million and €3.5 million, respectively).

The internal market risk model is validated periodically by backtesting. In 2012, portfolio losses in BBVA S.A. only exceeded the daily VaR on one occasion and in Bancomer they were never greater than the daily VaR, thus validating the proper operation of the model throughout the period according to Basel criteria. This is why no significant changes have been made to the methodology of measurement or to the parameters of the current measurement model.

Structural interest-rate risk

The aim of on-balance-sheet interest-rate risk management is to maintain the BBVA Group’s exposure to market interest-rate fluctuations at levels in keeping with its risk strategy and profile. In pursuance of this, the Assets and Liabilities Committee (ALCO) undertakes active balance sheet management through operations intended to optimize the levels of risk borne according to expected earnings and respect the maximum levels of accepted risk.

ALCO uses the interest-rate risk measurements performed by the corporate GRM area. Acting as an independent unit, the Risk Area periodically quantifies the impact that a variation of 100 basis points in market interest rates would have on the BBVA Group’s net interest income and economic value.

In addition, the Group performs probability calculations that determine the economic capital (maximum loss of economic value) and risk margin (maximum estimated loss of net interest income) originating from structural interest-rate risk in banking activity (excluding the Treasury area), based on interest rate curve simulation models. The Group regularly performs stress tests and sensitivity analyses to complement its assessment of its interest-rate risk profile.

All these risk measurements are subsequently analyzed and monitored. The levels of risk assumed and the degree of compliance with the limits authorized by the Executive Committee are reported to the various managing bodies of the BBVA Group.

Below are the average interest-rate risk exposure levels in terms of sensitivity of the main financial institutions in the BBVA Group in 2012:

	Impact on Net Interest Income (*)		Impact on Economic Value (**)
Sensitivity to interest-rate analysis - 2012	100 Basis- Point Increase	100 Basis- Point Decrease	100 Basis- Point Increase	100 Basis- Point Decrease
Europe	(3.52)%	4.31%	0.74%	(1.03)%
BBVA Bancomer	2.50%	(2.50)%	0.42%	(0.29)%
BBVA Compass	5.49%	(5.98)%	6.02%	(11.25)%
BBVA Chile	(1.97)%	1.95%	(11.19)%	10.16%
BBVA Colombia	2.21%	(2.23)%	0.19%	(0.61)%
BBVA Banco Continental	1.34%	(1.41)%	(5.05)%	4.97%
BBVA Banco Provincial	2.13%	(2.03)%	0.27%	(0.34)%
BBVA Banco Francés	0.71%	(0.72)%	(0.96)%	0.97%
BBVA Group	0.88%	(0.71)%	1.02%	(1.92)%
(*) Percentage relating to “1 year” net Interest margin forecast in each unit.
(**) Percentage relating to each unit’s Equity

As part of the measurement process, the BBVA Group has established the assumptions regarding the movement and behavior of certain items, such as those relating to products with no explicit or contractual maturity. These assumptions are based on studies that estimate the relationship between the interest rates on these products and market rates. They enable specific balances to be classified into trend-based balances (long-term) and seasonal or volatile balances (short-term residual maturity).

Structural currency risk

Structural currency risk is basically caused by exposure to variations in currency exchange rates that arise in the BBVA Group’s foreign subsidiaries and the provision of funds to foreign branches financed in a different currency to that of the investment.

Structural exchange-rate risk management in BBVA aims to minimize the potential negative impact from fluctuations in exchange rates on the capital ratios and on the contribution to earnings of international investments maintained on a long-term basis by the Group.

The Corporate Risk Management (“CRM”) area acts as an independent unit responsible for monitoring and analyzing risks, standardizing risk management metrics and providing tools that can anticipate potential deviations from targets. It also monitors the level of compliance with established risk limits, and reports regularly to the Risk Management Committee (“RMC”), the Board of Directors’ Risk Committee and the Executive Committee, particularly in the case of deviations in the levels of risk assumed.

The Balance Sheet Management unit, through the Assets and Liabilities Committee (“ALCO”), designs and executes the risk mitigation strategies with the main objective of minimizing the effect of exchange rate fluctuations on capital adequacy ratios, as well as assuring the equivalent value in euros of the foreign-currency earnings of the Group’s various subsidiaries, and adjusting transactions according to market expectations and risk mitigation measures costs. The Balance Sheet Management area carries out this work by ensuring that the Group’s risk profile is, at all times, adapted to the framework defined by the limits structure authorized by the Executive Committee. To do so, it uses risk metrics obtained according to the corporate model designed by the corporate GRM area.

The corporate model is based on simulating exchange rate scenarios, based on historical trends for the past five years (based on weekly data), and evaluating the impact on capital ratios, equity and the Group’s income statement.

The risk mitigation measures aimed at reducing exchange-rate risk exposures are considered in calculating risk estimates. Diversification resulting from investments in different geographical areas is also considered, through the analysis of historical correlations between different currencies.

Our model provides a distribution of the impact on three core elements (capital ratios, equity and the Group’s income statement) and helps determine their maximum adverse deviation for a particular confidence level and time horizon (of 3, 6 or 12 months), depending on market liquidity in each currency.

The Executive Committee authorizes the system of limits and alerts for these risk measurements, which include a sub-limit on the economic capital (an unexpected loss arising from the currency risk of investments financed in foreign currency).

In order to try to mitigate our model’s limitations, the risk measurements are complemented with analyses of scenarios, stress testing and back-testing, thus giving a more complete overview of the Group’s exposure to structural exchange-rate risk.

In 2012, in a context characterized by market volatility and uncertainty, a policy of prudence has been maintained, which has moderated the risk assumed despite the growing contribution of the “non-euro” area to the Group’s earnings and equity. The risk mitigation level of the carrying value of the BBVA Group’s holdings in foreign currency has remained at 42% on average. The estimated exposure coverage of 2012 earnings in foreign currency has been 47%.

In 2012, the average asset exposure sensitivity to a 1% depreciation in exchange rates stood at €188 million, with 33% in the Mexican peso, 25% in South American currencies, 23% in Asian and Turkish currencies, and 16% in the US dollar.

Structural equity risk

The BBVA Group’s exposure to structural equity risk is basically derived from investments in industrial and financial companies with medium- and long-term investment horizons. This exposure is mitigated through net short positions held in derivatives of their underlying assets, used to limit portfolio sensitivity to potential falls in prices.

The aggregate sensitivity of the BBVA Group’s consolidated equity to a 1% fall in the price of shares stood at €34 million as of December 31, 2012, and its impact on consolidated earnings for the year is estimated at €3 million. These figures are estimated taking into account the exposure in shares valued at market prices or, if not applicable, at fair value (except for the positions in the Treasury Area portfolios) and the net delta-equivalent positions in options on their underlying assets.

The corporate GRM Area is responsible for measuring and effectively monitoring structural risk in the equity portfolio. To do so, it estimates the sensitivity figures and the capital necessary to cover possible unexpected losses due to the variations in the value of the companies making up the Group’s equity portfolio, at a confidence level that corresponds to the institution’s target rating, and taking into account the liquidity of the positions and the statistical performance of the assets under consideration. These figures are supplemented by periodic stress tests, back-testing and scenario analyses.

7.3	Liquidity risk

The aim of liquidity risk management, tracking and control is to ensure, in the short term, that the payment commitments of the BBVA Group entities can be duly met without having to resort to borrowing funds under burdensome terms, or damaging the image and reputation of the entities. In the medium term the aim is to ensure that the Group’s financing structure is ideal and that it is moving in the right direction with respect to the economic situation, the markets and regulatory changes.

Management of liquidity and structural finance within the BBVA Group is based on the principle of financial autonomy of the entities that make it up. This approach helps prevent and limit liquidity risk by reducing the Group’s vulnerability in periods of high risk.

A core principle of the BBVA Group’s liquidity management is the financial independence of our banking subsidiaries. This aims to ensure that the cost of liquidity is correctly reflected in price formation. Accordingly, the Group maintain a liquidity pool at an individual entity level, both in Banco Bilbao Vizcaya Argentaria, S.A. and in our banking subsidiaries, including BBVA Compass, BBVA Bancomer and our Latin American subsidiaries. The only exception to this principle is Banco Bilbao Vizcaya Argentaria (Portugal), S.A., which is funded by Banco Bilbao Vizcaya Argentaria, S.A. Banco Bilbao Vizcaya Argentaria (Portugal), S.A. accounted for 0.91% of our total consolidated assets and 0.43% of our total consolidated liabilities, as of December 31, 2012.

The management and monitoring of liquidity risk is carried out comprehensively in each of the BBVA Group’s business units using a double (short- and long-term) approach. The short-term liquidity approach has a time horizon of up to 365 days. It is focused on the management of payments and collections from the Treasury and market activity, and includes operations specific to the area and each bank’s possible liquidity requirements. The medium-term approach is focused on financial management of the whole consolidated balance sheet, with a time horizon of one year or more.

The ALCO within each business unit is responsible for the comprehensive management of liquidity. The Balance Sheet Management Unit, as part of the Financial Division, analyzes the implications of the Bank’s various projects in terms of finance and liquidity and their compatibility with the target financing structure and the situation of the financial markets. The Balance Sheet Management Unit executes the resolutions agreed by ALCO in accordance with the agreed budgets and manages liquidity risk using a broad scheme of limits, sub-limits and alerts approved by the Executive Committee. The Risk Area, Global Risk Management (GRM), measures and controls these limits independently and provides the managers with support tools and metrics needed for decision-making.

Each of the local risk areas, which are independent from the local managers, complies with the corporate principles of liquidity risk control established by GRM, the Global Unit in charge of Structural Risks for the entire BBVA Group.

At the level of each BBVA Group entity, the managing areas request and propose a scheme of quantitative and qualitative limits and alerts related to short- and medium-term liquidity risks. Once agreed with GRM, controls and limits are proposed to the Bank’s Board of Directors (through its delegate bodies) for approval at least once a year. The proposals submitted by GRM are adapted to the situation of the markets according to the risk appetite level aimed for by the Group.

The development and updating of the Corporate Liquidity and Finance Policy has contributed to strict adjustment of liquidity risk management in terms of limits and alerts, as well as in procedures. In accordance with the Corporate Policy, GRM carries out regular measurements of risk incurred and monitors the consumption of limits. It develops management tools and adapts valuation models, carries out regular stress tests and reports on the liquidity risk levels to ALCO and the Group’s Management Committee on a monthly basis. Its reports to the management areas and Management Committee are more frequent.

Under the current Contingency Plan, the frequency of communication and the nature of the information provided are decided by the Liquidity Committee at the proposal of the Technical Liquidity Group (TLG). In the event of an alert or possible crisis, the TLG carries out an initial analysis of the liquidity situation (short- or long-term) of the entity affected.

The TLG is made up of technical staff from the Short-Term Cash Desk and the Balance Sheet Management and Structural Risk areas. If the alert signals established make clear that a situation of tension has arisen, the TLG informs the Liquidity Committee (made up of managers of the corresponding areas). The Liquidity Committee is responsible for calling the Financing Committee, if appropriate, which is made up of the BBVA’s President and COO and the managers from the Financial Area, the Risk Area, Global Business and the operating segment of the country affected.

One of the most significant aspects that have affected the BBVA Group in 2012 and in previous years is the continuation of the sovereign debt crisis, during which the role played by official bodies in the euro zone and the ECB have been key in ensuring liquidity in the European banking system.

Our principal source of funds is our customer deposit base, which consists primarily of demand, savings and time deposit accounts. In addition to relying on our customer deposits, the Group also accesses the interbank market (overnight and time deposits) and domestic and international capital markets for our additional liquidity requirements. To access the capital markets, the Group has in place a series of domestic and international programs for the issuance of commercial paper and medium- and long-term debt. The Group also generally maintains a diversified liquidity pool of liquid assets and securitized assets at an individual entity level. Another source of liquidity is our generation of cash flow from our operations. Finally, the Group supplements our funding requirements with loans from the Bank of Spain and the European Central Bank (ECB) or the respective central banks of the countries where our subsidiaries are located.

The table below shows the types and number of securities included in the liquidity pool of the most significant units:

	Millions of Euros
2012	BBVA Eurozone (1)	BBVA Bancomer	BBVA Compass	Others
Cash and balances with central banks	10,106	5,950	4,310	6,133
Assets for credit operations with central banks	33,086	6,918	10,215	7,708
Central governments issues	25,148	3,865	-	7,275
Of Which: Spanish government securities	21,729	-	-	-
Other issues	7,939	3,053	3,627	432
Loans	-	-	6,587	-
Other non-eligible liquid assets	3,975	460	198	765
ACCUMULATED AVAILABLE BALANCE	47,167	13,328	14,723	14,606
(1) Included Banco Bilbao Vizacaya Argentaria, S.A. y Banco Bilbao Vizcaya Argentaria (Portugal); S.A.

Given this situation, the regulators have established new requirements with the aim of strengthening the balance sheets of banks and making them more resistant to potential short-term liquidity shocks. The Liquidity Coverage Ratio (LCR) is the metric proposed by the Committee on Banking Supervision of the Bank for International Settlements in Basel to achieve this objective. It aims to ensure that financial institutions have a sufficient stock of liquid assets to allow them to survive a 30-day liquidity stress scenario. Some aspects of the document published by the Committee on Banking Supervision in December 2010 were updated and made more flexible in January 2013. Among them, the ratio will be incorporated as a regulatory requirement on January 1, 2015 associated with a requirement for 60% compliance, which must reach 100% by January 2019. The frequency for reporting information to the supervisory bodies has been increased from quarterly to monthly beginning in January 2013.

In addition, the calibration period for the long-term funding ratio (more than twelve months) known as “Net Stable Funding Ratio” (NSFR) has been maintained in order to increase the weight of medium- and long-term funding on the banks’ balance sheets, the regulators have defined a new long-term funding ratio (over 12 months) called the Net Stable Funding Ratio (NSFR). It will be under review until mid-2016 and become a regulatory requirement starting on January 1, 2018.

The BBVA Group has continued developing a plan to adapt to the regulatory ratios so as to allow it to adopt best practices and the most effective and strict criteria for their implementation sufficiently in advance.

7.4	Risk concentrations

Below is a breakdown of the balances of financial instruments registered in the accompanying consolidated balance sheets by their concentration in geographical areas and according to the residence of the customer or counterparty. It does not take into account valuation adjustments, impairment losses or loan-loss provisions:

	Millions of Euros
Risks by Geographical Areas 2012	Spain	Europe, Excluding Spain	Mexico	USA	South America	Rest	Total
Financial assets -
Financial assets held for trading	13,768	39,360	15,035	4,751	3,643	3,272	79,830
Loans and advances to customers	-	-	-	244	-	-	244
Debt securities	5,726	5,155	12,960	577	2,805	796	28,020
Equity instruments	1,270	519	101	543	239	243	2,915
Derivatives	6,772	33,686	1,973	3,387	599	2,233	48,651
Other financial assets designated at fair value through profit or loss	296	87	13	2,134	-	-	2,531
Loans and advances to credit institutions	-	-	-	-	-	-	-
Debt securities	190	42	9	512	-	-	753
Equity instruments	106	45	4	1,622	-	-	1,777
Available-for-sale portfolio	36,109	6,480	9,601	7,163	6,128	1,085	66,567
Debt securities	33,107	6,267	9,035	7,112	6,053	1,040	62,615
Equity instruments	3,002	213	566	51	75	45	3,952
Loans and receivables	209,786	31,375	46,384	40,259	51,978	4,314	384,096
Loans and advances to credit institutions	3,220	11,042	4,549	3,338	2,065	1,157	25,372
Loans and advances to customers	205,216	19,979	41,835	36,040	48,753	3,151	354,973
Debt securities	1,350	354	-	880	1,160	6	3,751
Held-to-maturity investments	7,279	2,884	-	-	-	-	10,162
Hedging derivatives	914	3,798	159	226	5	18	5,120

Total Risk in Financial Assets	268,151	83,984	71,192	54,532	61,754	8,690	548,306
Contingent risks and liabilities
Contingent risks	16,164	10,074	872	3,159	5,858	891	37,019
Contingent liabilities	26,514	19,678	13,564	22,027	7,097	1,264	90,142

Total Contingent Risk	42,678	29,752	14,435	25,186	12,955	2,155	127,161

Total Risks in Financial Instruments	310,829	113,736	85,627	79,718	74,709	10,846	675,466

	Millions of Euros
Risks by Geographical Areas 2011	Spain	Europe, Excluding Spain	Mexico	USA	South America	Rest	Total
Financial assets -
Financial assets held for trading	12,955	33,187	11,676	4,664	5,452	2,538	70,472
Debt securities	5,075	2,039	10,933	565	2,030	304	20,946
Equity instruments	662	357	741	69	125	238	2,192
Derivatives	7,218	30,791	2	4,030	3,297	1,996	47,334
Other financial assets designated at fair value through profit or loss	234	107	1,470	509	454	-	2,774
Debt securities	117	77	6	508	1	-	709
Equity instruments	117	30	1,464	1	453	-	2,065
Available-for-sale portfolio	26,546	5,390	7,825	8,151	5,164	654	53,730
Debt securities	22,371	5,184	7,764	7,518	5,068	601	48,506
Equity instruments	4,175	206	61	633	96	53	5,224
Loans and receivables	207,858	32,598	42,489	42,646	44,535	7,397	377,523
Loans and advances to credit institutions	3,034	10,079	4,877	2,570	2,195	1,647	24,402
Loans and advances to customers	203,459	22,392	37,612	39,384	41,650	5,744	350,241
Debt securities	1,365	127	-	692	690	6	2,880
Held-to-maturity investments	7,374	3,582	-	-	-	-	10,956

Hedging derivatives	395	3,489	485	244	16	56	4,685

Total Risk in Financial Assets	255,362	78,353	63,945	56,214	55,621	10,645	520,140
Contingent risks and liabilities
Contingent risks	16,149	10,169	1,098	3,986	4,733	1,494	37,629
Contingent liabilities	30,848	18,429	11,929	22,002	6,192	1,288	90,688

Total Contingent Risk	46,997	28,598	13,027	25,988	10,925	2,782	128,317

Total Risks in Financial Instruments	302,359	106,951	76,972	82,202	66,546	13,427	648,457

	Millions of Euros
Risks by Geographical Areas 2010	Spain	Europe, Excluding Spain	Mexico	USA	South America	Rest	Total
Financial assets -
Financial assets held for trading	18,903	22,899	9,578	3,951	5,549	2,404	63,284
Debt securities	9,522	2,839	8,853	654	2,086	405	24,359
Equity instruments	3,041	888	725	148	136	322	5,260
Derivatives	6,340	19,172	-	3,149	3,327	1,677	33,665
Other financial assets designated at fair value through profit or loss	284	98	1,437	481	476	1	2,777
Debt securities	138	66	7	480	-	-	691
Equity instruments	146	32	1,430	1	476	1	2,086
Available-for-sale portfolio	25,230	7,689	10,158	7,581	4,291	1,234	56,183
Debt securities	20,725	7,470	10,106	6,903	4,211	1,187	50,602
Equity instruments	4,505	219	52	678	80	47	5,581
Loans and receivables	218,399	30,985	40,540	39,944	37,320	5,847	373,035
Loans and advances to credit institutions	6,786	7,846	5,042	864	2,047	1,018	23,603
Loans and advances to customers	210,102	23,139	35,498	38,649	34,999	4,822	347,209
Debt securities	1,511	-	-	431	274	7	2,223
Held-to-maturity investments	7,504	2,443	-	-	-	-	9,947

Debt securities	234	2,922	281	131	-	35	3,603

Total Risk in Financial Assets	270,554	67,036	61,994	52,088	47,636	9,521	508,829
Contingent risks and liabilities
Contingent risks	20,175	6,773	1,006	3,069	3,953	1,465	36,441
Contingent liabilities	35,784	19,144	11,421	17,604	5,711	910	90,574

Total Contingent Risk	55,959	25,917	12,427	20,673	9,664	2,375	127,015

Total Risks in Financial Instruments	326,513	92,953	74,421	72,761	57,300	11,896	635,844

The breakdown of the main figures in the most significant foreign currencies in the accompanying consolidated balance sheets is set forth in Appendix VII.

7.5	Residual maturity

Below is a breakdown by contractual maturity of the balances of certain headings in the accompanying consolidated balance sheets, disregarding any valuation adjustments or impairment losses:

	Millions of Euros
Contractual Maturities 2012	Demand	Up to 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 years	Total
Asset -
Cash and balances with central banks	31,488	2,514	605	364	505	-	35,477
Loans and advances to credit institutions	3,351	14,459	1,479	1,732	3,367	984	25,372
Loans and advances to customers	23,005	33,029	22,157	41,892	92,784	142,352	355,218
Debt securities	198	3,243	4,464	11,156	46,217	40,024	105,301
Derivatives (trading and hedging)	-	1,318	1,361	3,765	15,655	31,444	53,544
Total	58,041	54,563	30,066	58,910	158,529	214,804	574,912

Liabilities -
Deposits from central banks	18	8,095	3,232	-	34,495	350	46,190
Deposits from credit institutions	3,839	29,488	2,136	7,137	8,937	3,909	55,446
Deposits from customers	136,039	45,859	14,758	50,202	26,578	8,251	281,687
Debt certificates (including bonds)	-	6,065	4,115	17,991	38,966	14,787	81,924
Subordinated liabilities	-	50	-	724	3,242	7,090	11,106
Other financial liabilities	4,263	1,813	383	253	844	34	7,590
Short positions (*)	6,580	-	-	-	-	-	6,580
Derivatives (trading and hedging)	-	1,085	1,260	3,804	15,314	30,759	52,222
Total	150,739	92,455	25,884	80,111	128,377	65,179	542,744

			Millions of Euros
Contractual Maturities 2011	Demand	Up to 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 years	Total
Asset -
Cash and balances with central banks	27,070	1,393	636	319	411	-	29,829
Loans and advances to credit institutions	2,599	7,083	1,307	3,492	7,137	2,783	24,401
Loans and advances to customers	17,539	37,705	22,276	44,594	90,649	137,476	350,239
Debt securities	806	2,199	2,643	7,684	37,919	32,744	83,995
Derivatives (trading and hedging)	-	1,795	1,873	4,694	16,200	27,310	51,872
Total	48,014	50,175	28,735	60,783	152,316	200,313	540,336

Liabilities -
Deposits from central banks	3	19,305	2,609	-	10,950	1	32,868
Deposits from credit institutions	2,101	26,009	4,173	5,315	15,228	3,500	56,326
Deposits from customers	112,877	67,324	16,521	39,964	27,957	6,624	271,267
Debt certificates (including bonds)	-	2,012	1,861	11,246	45,440	16,971	77,530
Subordinated liabilities	-	-	109	37	4,856	9,427	14,429
Other financial liabilities	4,667	1,194	330	456	1,167	1,217	9,031
Short positions	4,611	-	-	-	-	-	4,611
Derivatives (trading and hedging)	-	1,683	1,632	5,219	15,494	25,249	49,277
Total	124,259	117,527	27,235	62,237	121,092	62,989	515,339

			Millions of Euros
Contractual Maturities 2010	Demand	Up to 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 Years	Total
Asset -
Cash and balances with central banks	17,275	1,497	693	220	282	-	19,967
Loans and advances to credit institutions	2,471	10,590	1,988	1,658	4,568	2,329	23,604
Loans and advances to customers	16,543	33,397	21,127	49,004	85,800	141,338	347,209
Debt securities	497	3,471	12,423	8,123	35,036	28,271	87,821
Derivatives (trading and hedging)	-	636	1,515	3,503	13,748	17,827	37,229
Total	36,786	49,591	37,746	62,508	139,434	189,765	515,830

Liabilities -
Deposits from central banks	50	5,102	3,130	2,704	-	1	10,987
Deposits from credit institutions	4,483	30,031	4,184	3,049	9,590	5,608	56,945
Deposits from customers	111,090	69,625	21,040	45,110	21,158	6,818	274,841
Debt certificates (including bonds)	96	5,243	10,964	7,159	42,907	15,843	82,212
Subordinated liabilities	-	537	3	248	2,732	13,251	16,771
Other financial liabilities	4,177	1,207	175	433	647	1,564	8,203
Short positions	4,047	-	-	-	-	-	4,047
Derivatives (trading and hedging)	-	826	1,473	3,682	12,813	16,037	34,831
Total	123,943	112,571	40,969	62,385	89,847	59,122	488,837

8.	Fair value of financial instruments

The fair value of a financial asset or liability on a given date is the amount for which it could be exchanged or settled, respectively, on that date between two knowledgeable, willing parties in an arm’s length transaction under market conditions. The most objective and common reference for the fair value of a financial asset or liability is the price that would be paid for it on an organized, transparent and deep market (“quoted price” or “market price”).

If there is no market price for a given financial asset or liability, its fair value is estimated on the basis of the price established in recent transactions involving similar instruments or, in the absence thereof, by using mathematical measurement models that are sufficiently tried and trusted by the international financial community. The estimates used in such models take into consideration the specific features of the asset or liability to be measured and, in particular, the various types of risk associated with the asset or liability. However, the limitations inherent in the measurement models and possible inaccuracies in the assumptions and parameters required by these models may mean that the estimated fair value of an asset or liability does not exactly match the price for which the asset or liability could be exchanged or settled on the date of its measurement.

The fair value of the financial derivatives included in the held-for-trading portfolios is based on daily quoted price if there is an active market for these financial derivatives. If for any reason their quoted price is not available on a given date, these financial derivatives are measured using methods similar to those used in over-the-counter (OTC) markets.

The fair value of OTC derivatives (“present value” or “theoretical price”) is equal to the sum of future cash flows arising from the instrument, discounted at the measurement date; these derivatives are valued using methods recognized by international financial markets: the “net present value” (NPV) method, option price calculation models, etc.

Determining the fair value of financial instruments

Below is a comparison of the carrying amount of the Group’s financial assets and liabilities in the accompanying consolidated balance sheets and their respective fair values:

		Millions of Euros
		2012		2011		2010
Fair Value and Carrying Amount	Notes	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
ASSETS-
Cash and balances with central banks	9	35,494	35,494	29,841	29,841	19,981	19,981
Financial assets held for trading	10	79,829	79,829	70,471	70,471	63,283	63,283
Other financial assets designated at fair value through profit or loss	11	2,530	2,530	2,773	2,773	2,774	2,774
Available-for-sale financial assets	12	67,500	67,500	54,641	54,641	56,456	56,456
Loans and receivables	13	371,347	391,594	369,916	377,722	364,707	371,359
Held-to-maturity investments	14	10,162	9,805	10,955	10,190	9,946	9,189
Fair value changes of the hedges items in portfolio hedges of interest rate risk	15	226	226	146	146	40	40
Hedging derivatives	15	4,894	4,894	4,538	4,538	3,563	3,563
LIABILITIES-
Financial assets held for trading	10	55,834	55,834	51,178	51,178	37,212	37,212
Other financial liabilities designated at fair value through profit or loss	11	2,216	2,216	1,621	1,621	1,607	1,607
Financial liabilities at amortized cost	23	490,605	488,163	465,717	459,698	453,164	453,504
Fair value changes of the hedged items in portfolio hedges of interest rate risk.	15	-	-	-	-	(2)	(2)
Hedging derivatives	15	2,968	2,968	2,709	2,709	1,664	1,664

In the case of financial instruments whose carrying amount is not the same as their theoretical fair value, the fair value has been calculated as follows:

–	The fair value of “Cash and balances with central banks” has been considered equivalent to its carrying amount, because they are mainly short-term balances.

–	The fair value of “Held-to-maturity investments” is equivalent to their quoted price in active markets.

–

The fair values of “Loans and receivables” and “Financial liabilities at amortized cost” have been estimated by discounting estimated future cash flows using the market interest rates prevailing at each year-end.

–

The “Fair value changes of the hedged items in portfolio hedges of interest-rate risk” item in the accompanying consolidated balance sheets registers the difference between the carrying amounts of the hedged deposits lent, included under “Loans and Receivables”, and the fair value calculated using internal models and observable variables of market data (see Note 15).

For financial instruments whose carrying amount is equivalent to their fair value, the measurement processes used are set forth below:

–

Level 1: Measurement using market observable quoted prices for the financial instrument in question, secured from independent sources and referred to active markets. This level includes listed debt securities, listed equity instruments, some derivatives and mutual funds.

–	Level 2: Measurement that applies techniques using inputs drawn from observable market data.

–

Level 3: Measurement using techniques where some of the inputs are not taken from market observable data. As of December 31, 2012, the affected instruments accounted for approximately 0.20% of financial assets and 0.01% of the Group’s financial liabilities. Model selection and validation is undertaken by control areas outside the market units.

The following table shows the main financial instruments carried at fair value in the accompanying consolidated balance sheets, broken down by the measurement technique used to determine their fair value:

		Millions of Euros
		2012			2011			2010
Fair Value by Levels	Notes	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
ASSETS-
Financial assets held for trading	10	30,890	48,530	412	22,952	46,819	700	28,914	33,568	802
Loans and advances to customers		244	-	-	-	-	-	-	-	-
Debt securities		27,007	718	295	19,703	792	450	22,930	921	508
Equity instruments		2,705	140	70	2,027	97	68	5,034	92	134
Trading derivatives		934	47,672	47	1,221	45,930	182	950	32,555	160
Other financial assets designated at fair value through profit or loss	11	2,468	62	-	2,358	415	-	2,326	448	-
Loans and advances to credit institutions		-	-	-	-	-	-	-	-	-
Debt securities		691	62	-	647	61	-	624	64	-
Equity instruments		1,777	-	-	1,711	354	-	1,702	384	-
Available-for-sale financial assets	12	47,692	18,545	753	38,193	14,844	1,064	41,500	13,789	668
Debt securities		44,496	18,353	699	34,195	14,620	602	37,024	13,352	499
Equity instruments		3,196	192	54	3,998	224	462	4,476	437	169
Hedging derivatives	15	111	4,783	-	289	4,249	-	265	3,298	-
LIABILITIES-
Financial liabilities held for trading	10	7,371	48,425	38	5,813	45,342	23	4,961	32,225	25
Trading derivatives		791	48,425	38	1,202	45,342	23	916	32,225	25
Short positions		6,580	-	-	4,611	-	-	4,046	-	-
Other financial liabilities designated at fair value through profit or loss	11	-	2,216	-	-	1,621	-	-	1,607	-
Hedging derivatives	15	-	2,951	17	-	2,709	-	96	1,568	-

The heading “Available-for-sale financial assets” in the accompanying consolidated balance sheets as of December 31, 2012, 2011 and 2010 additionally includes €510 million, €541 million and €499 million, respectively, accounted for at cost, as indicated in the section of this Note entitled “Financial instruments at cost”.

The following table sets forth the main measurement techniques, hypothesis and inputs used in the estimation of fair value of the financial instruments classified under Levels 2 and 3, based on the type of financial asset and liability and the corresponding balances as of December 31, 2012:

Financial Instruments Level 2	Measurement techniques	Main assumptions	Main inputs used	2012 Fair value (millions of euros)

¡ Debt securities	Present-value method

Determining the present value of financial instruments as the current value of future cash flows (discounted at market interest rates), taking into account:

— the estimate of prepayment rates;

— the issuer credit risk; and

— current market interest rates.

— Net Asset Value (NAV) published recurrently, but not more frequently than every quarter.

			— Risk premiums. — Observable market interest rates	Trading portfolio
				Debt securities	718
				Equity instruments	140

				Other financial assets at fair value through profit and loss
¡ Equity instruments				Debt securities	62

				Available-for-sale financial assets
				Debt securities	18,353
				Equity instruments	192

				Other financial liabilities designated at fair value through profit or loss	2,216
¡ Derivatives	Analytic/semi-analytic formulae

For share, currency, inflation or commodity derivatives:

— The Black-Scholes assumptions take into account possible convexity adjustments

For interest rate derivatives:

— Black-Scholes assumptions apply a lognormal process for forward rates and consider possible convexity adjustments.

For share, inflation, currency or commodity derivatives:

— Forward structure of
the underlying asset.

— Volatility of options.

— Observable
correlations between underlying
assets.

For interest-rate

derivatives:

— The term structure of interest
rates.

— Volatility of underlying
asset.

For credit derivatives:

— Credit default swap
(CDS) prices.

— Historical CDS
volatility.

				Assets
				Trading derivatives	47,672
				Hedging derivatives	4,783
	For share, currency or commodity derivatives: — Monte Carlo simulations.	Local volatility model: assumes a constant diffusion of the underlying asset with the volatility depending on the value of the underlying asset and the term		Liabilities
	For interest-rate derivatives: — Black-Derman-Toy Model, Libor Market Model and SABR. — HW 1 factor	This model assumes that: — The forward rates in the term structure of the interest rate curve are perfectly correlated.		Trading derivatives	48,425
	For credit derivatives: — Diffusion models.	These models assume a constant diffusion of default intensity.		Hedging derivatives	2,951

Financial Instruments Level 3	Measurement techniques	Main assumptions	Main unobservable inputs	2012 Fair value (millions of euros)

¡ Debt securities	¡ Present-value method ¡ “Time default” model for financial instruments in the collateralized debt obligations (CDO) family.

Determining the current value of financial instruments as the current value of future cash flows (discounted at market interest rates), taking into account:

—   estimate of prepayment rates;

—   issuer credit risk; and

—   current market interest rates.

In the case of measurement of asset-backed securities (ABS), the future prepayments are calculated according to conditional prepayment rates supplied by the issuers themselves.

The “time-to-default” model is used to measure the probability of default. One of the main variables used is the correlation of defaults extrapolated from several index tranches (ITRAoo and CDX) with the underlying portfolio of our CDOs.

			— Prepayment rates — Default correlation — Credit spread (1)	Trading portfolio
				Debt securities	295
				Equity instruments	70
				Available-for-sale financial assets
				Debt securities	699
¡ Equity instruments	— Present-value method	Net asset value (NAV) for hedge funds and for equity instruments listed in thin or less active markets	— Credit spread (1) — NAV supplied by the fund administrator or issuer of the securities.	Equity instruments	54
	Trading derivatives for interest rate futures and forwards: — Present-value method — “Libor Market” model.

The “Libor Market” model models the complete term structure

of the interest-rate curve, assuming a constant elasticity of variance

(CEV) lognormal process. The CEV

lognormal process is used to measure the presence of a volatility shift.

			— Correlation decay (2)	Assets
¡ Trading derivatives	For variable income and foreign options: — Monte Carlo simulations — Numerical integration — Heston	The options are measured through generally accepted valuation models, to which the observed implied volatility is added.	— Vol-of-Vol (3) — Reversion factor (4) — Volatility Spot Correlation (5)	Trading derivatives	47
				Liabilities
	— Credit baskets	These models assume a constant diffusion of default intensity.	— Default correlation. — Historical CDS volatility	Trading derivatives Hedging derivatives	38 17
(1)

Credit spread: The spread between the interest rate of a risk-free asset (e.g. Treasury securities) and the interest rate of any other security that is identical in every respect except for asset quality. Spreads are considered as Level 3 inputs when referring to illiquid securities, based on spreads of similar issuers.

(2)	Correlation decay: This is the factor that allows us to calculate changes in correlation between the different pairs of forward rates.
(3)	Vol-of-Vol: Volatility of implied volatility. This is a statistical measure of the changes of the spot volatility.
(4)	Reversion Factor: The speed with which volatility reverts to its natural value.
(5)	Volatility- Spot Correlation: A statistical measure of the linear relationship (correlation) between the spot price of a security and its volatility.

The changes in the balance of Level 3 financial assets and liabilities included in the accompanying consolidated balance sheets are as follows:

	Millions of Euros
Financial Assets Level 3 Changes in the Period	2012		2011		2010
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Balance at the beginning	1,764	23	1,469	25	1,707	96
Valuation adjustments recognized in the income statement (*)	51	2	(1)	(12)	(123)	12
Valuation adjustments not recognized in the income statement	(3)	-	-	-	(18)	-
Acquisitions, disposals and liquidations	(279)	29	266	9	(334)	(100)
Net transfers to Level 3	(134)	-	33	-	236	-
Exchange differences and others	(233)	1	(3)	1	1	17
Exchange differences and others	1,165	55	1,764	23	1,469	25
(*) Profit or loss that are attributable to gains or losses relating to those assets and liabilities held at the end of the reporting period

As of December 31, 2012, the profit/loss on sales of financial instruments classified as level 3 recognized in the accompanying income statement was insignificant.

The financial instruments transferred between the different levels of measurement in 2012 are at the following amounts in the accompanying consolidated balance sheets as of December 31, 2012:

Millions of Euros
	From:	Level I		Level 2		Level 3
Transfer between levels	To:	Level 2	Level 3	Level 1	Level 3	Level 1	Level2
ASSETS
Financial assets held for trading		-	-	-	-	-	-
Available-for-sale financial assets		78	-	454	18	12	137
LIABILITIES-

As of December 31, 2012, the effect on the consolidated income and consolidated equity of changing the main hypotheses used for the measurement of Level 3 financial instruments for other reasonably possible models, taking the highest (most favorable hypotheses) or lowest (least favorable hypotheses) value of the range deemed probable, would be as follows:

	Millions of Euros
	Potential Impact on Consolidated Income Statement		Potential Impact on Total Equity
Financial Assets Level 3 Sensitivity Analysis	Most Favorable Hypotheses	Least Favorable Hypotheses	Most Favorable Hypotheses	Least Favorable Hypotheses
ASSETS
Financial assets held for trading	22	(15)	-	-
Available-for-sale financial assets	-	-	10	(10)
LIABILITIES-
Financial liabilities held for trading	4	(4)	-	-
Total	26	(19)	10	(10)

Loans and financial liabilities at fair value through profit or loss

As of December 31, 2012, 2011 and 2010, there were no loans or financial liabilities at fair value other than those recognized under the headings “Financial assets held for trading - Loans and advances to customers”, “Other financial assets designated at fair value through profit or loss” and “Other financial liabilities designated at fair value through profit or loss” in the accompanying consolidated balance sheets.

Financial instruments at cost

As of December 31, 2012, 2011 and 2010, equity instruments, derivatives with these equity instruments as underlying assets, and certain discretionary profit-sharing arrangements in some companies, were recognized at cost in the Group’s consolidated balance sheets because their fair value could not be reliably determined, as they are not traded in organized markets and thus their unobservable inputs are significant. On the above dates, the balance of these financial instruments recognized in the portfolio of available-for-sale financial assets amounted to €510 million, €541 million and €499 million, respectively.

The table below outlines the financial assets and liabilities carried at cost that were sold in 2012, 2011 and 2010:

	Millions of Euros
Sales of financial instruments at cost	2012	2011	2010
Amount of Sale	29	19	51
Carrying Amount at Sale Date	5	8	36
Gains/Losses	24	11	15

9.	Cash and balances with central banks

The breakdown of the balance under the headings “Cash and balances with central banks” and “Financial liabilities at amortized cost – Deposits from central banks” in the accompanying consolidated balance sheets is as follows:

		Millions of Euros
Cash and Balances with Central Banks	Notes	2012	2011	2010
Cash		5,155	4,496	4,284
Balances at the Central Banks		29,845	24,838	15,349
Reverse repurchase agreements	37	476	495	334
Accrued interests		17	12	14
Total		35,494	29,841	19,981

		Millions of Euros
Deposits from Central Banks	Notes	2012	2011	2010
Deposits from Central Banks		40,576	23,905	10,904
Repurchase agreements	37	5,614	8,961	82
Accrued interest until expiration		285	11	24
Total	23	46,475	32,877	11,010

10.	Financial assets and liabilities held for trading

10.1	Breakdown of the balance

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Financial Assets and Liabilities Held-for-Trading	2012	2011	2010
ASSETS-
Loans and advances to credit institutions	-	-	-
Loans and advances to customers	244	-	-
Debt securities	28,020	20,946	24,358
Equity instruments	2,915	2,192	5,260
Trading derivatives	48,650	47,333	33,665
Total	79,829	70,471	63,283
LIABILITIES-
Trading derivatives	49,254	46,567	33,166
Short positions	6,580	4,611	4,046
Total	55,834	51,178	37,212

10.2	Debt securities

The breakdown by type of instrument of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Debt Securities Held-for-Trading Breakdown by type of instrument	2012	2011	2010
Issued by Central Banks	334	402	699
Spanish government bonds	4,757	4,324	7,959
Foreign government bonds	18,279	13,229	11,739
Issued by Spanish financial institutions	456	566	723
Issued by foreign financial institutions	2,089	1,323	1,552
Other debt securities	2,106	1,102	1,687
Total	28,020	20,946	24,358

10.3	Equity instruments

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Equity Instruments Held-for-Trading Breakdown by Issuer	2012	2011	2010
Shares of Spanish companies
Credit institutions	162	62	304
Other sectors	1,108	600	2,738
Subtotal	1,270	662	3,042
Shares of foreign companies
Credit institutions	75	128	167
Other sectors	1,570	1,402	2,051
Subtotal	1,645	1,530	2,218
Total	2,915	2,192	5,260

10.4	Trading derivatives

The trading derivatives portfolio arises from the Group’s need to manage the risks incurred by it in the course of normal business activity. As of December 31, 2012, 2011 and 2010, trading derivatives were principally contracted in over-the-counter (OTC) markets, with counterparties which are mainly credit institutions not resident in Spain, and related to foreign-exchange, interest-rate and equity risk.

Below is a breakdown of the net positions by transaction type of the fair value of trading derivatives recognized in the accompanying consolidated balance sheets, divided into organized and OTC markets:

	Millions of Euros
Outstanding Financial Trading Derivatives 2012	Currency Risk	Interest Rate Risk	Equity Price Risk	Precious Metals Risk	Commodities Risk	Credit Risk	Other Risks	Total
Organized markets
Financial futures	-	-	1	-	-	-	-	1
Options	(4)	-	(111)	1	2	-	-	(112)
Other products	-	-	-	-	-	-	-	-
Subtotal	(4)	-	(110)	1	2	-	-	(111)

OTC markets
Credit institutions
Forward transactions	(1,108)	109	-	-	-	-	-	(999)
Future rate agreements (FRAs)	-	(203)	-	-	-	-	-	(203)
Swaps	70	(2,848)	83	-	12	-	-	(2,683)
Options	8	212	109	-	(4)	-	1	326
Other products	-	(3)	-	-	-	(92)	-	(95)
Subtotal	(1,030)	(2,733)	192	-	8	(92)	1	(3,654)

Other financial institutions
Forward transactions	(22)	-	-	-	-	-	-	(22)
Future rate agreements (FRAs)	-	(28)	-	-	-	-	-	(28)
Swaps	-	842	(21)	-	-	-	-	821
Options	-	(4)	(366)	-	-	-	-	(370)
Other products	-	(5)	-	-	-	108	-	103
Subtotal	(22)	805	(387)	-	-	108	-	504

Other sectors
Forward transactions	235	1	-	-	-	-	-	236
Future rate agreements (FRAs)	-	302	-	-	-	-	-	302
Swaps	(16)	1,639	153	-	(1)	-	-	1,775
Options	(60)	84	250	(3)	-	-	(4)	267
Other products	(3)	80	-	-	-	-	-	77
Subtotal	156	2,106	403	(3)	(1)	-	(4)	2,657

Subtotal	(896)	178	209	(3)	6	16	(3)	(493)

Total	(900)	178	99	(3)	8	16	(3)	(604)

Of which:

Asset Trading Derivatives	5,722	38,974	3,314	8	76	531	26	48,650

Liability Trading Derivatives	(6,622)	(38,795)	(3,215)	(10)	(68)	(515)	(29)	(49,254)

				Millions of Euros
Outstanding Financial Trading Derivatives 2011	Currency Risk	Interest Rate Risk	Equity Price Risk	Precious Metals Risk	Commodities Risk	Credit Risk	Other Risks	Total

Organized markets
Financial futures	(0)	2	7	-	-	-	-	9
Options	(11)	(0)	(147)	5	(9)	-	-	(162)
Other products	-	-	-	-	-	-	-	-
Subtotal	(11)	2	(140)	5	(9)	-	-	(153)

OTC markets
Credit institutions
Forward transactions	(178)	-	-	-	-	-	-	(178)
Future rate agreements (FRAs)	-	(220)	-	-	-	-	-	(220)
Swaps	(299)	(3,960)	67	1	40	-	-	(4,150)
Options	110	605	(747)	-	-	-	1	(31)
Other products	-	11	-	-	-	(432)	-	(421)
Subtotal	(367)	(3,565)	(679)	1	40	(432)	1	(5,001)

Other financial institutions
Forward transactions	(7)	-	-	-	-	-	-	(7)
Future rate agreements (FRAs)	-	(21)	-	-	-	-	-	(21)
Swaps	-	1,460	12	-	(2)	-	-	1,470
Options	9	(177)	(64)	-	-	-	-	(232)
Other products	-	-	-	-	-	577	-	577
Subtotal	2	1,262	(52)	-	(2)	577	-	1,787

Other sectors
Forward transactions	392	-	-	-	-	-	-	392
Future rate agreements (FRAs)	-	311	-	-	-	-	-	311
Swaps	31	2,536	409	-	40	-	-	3,016
Options	(79)	164	330	-	-	-	9	424
Other products	-	8	-	-	-	(18)	-	(10)
Subtotal	343	3,020	739	-	40	(18)	9	4,133

Subtotal	(21)	717	7	1	78	127	10	919

Total	(32)	719	(133)	6	69	127	10	766

Of which:

Asset Trading Derivatives	8,892	32,837	3,178	45	284	2,064	33	47,333

Liability Trading Derivatives	(8,923)	(32,118)	(3,311)	(39)	(215)	(1,937)	(24)	(46,567)

				Millions of Euros
Outstanding Financial Trading Derivatives 2010	Currency Risk	Interest Rate Risk	Equity Price Risk	Precious Metals Risk	Commodities Risk	Credit Risk	Other Risks	Total

Organized markets
Financial futures	-	2	6	-	-	-	-	8
Options	(3)	-	(348)	(11)	(7)	-	-	(369)
Other products	-	-	-	-	-	-	-	-
Subtotal	(3)	2	(342)	(11)	(7)	-	-	(361)

OTC markets
Credit institutions
Forward transactions	(96)	-	-	-	-	-	-	(96)
Future rate agreements (FRAs)	-	15	-	-	-	-	-	15
Swaps	(541)	(1,534)	(4)	2	28	-	-	(2,049)
Options	(97)	(786)	45	-	-	-	1	(837)
Other products	(1)	11	-	-	-	(175)	-	(165)
Subtotal	(735)	(2,294)	41	2	28	(175)	1	(3,132)

Other financial institutions
Forward transactions	54	-	-	-	-	-	-	54
Future rate agreements (FRAs)	-	4	-	-	-	-	-	4
Swaps	-	1,174	31	-	(5)	-	-	1,200
Options	(12)	(56)	(144)	-	-	-	-	(212)
Other products	-	-	-	-	-	319	-	319
Subtotal	42	1,122	(113)	-	(5)	319	-	1,365

Other sectors
Forward transactions	385	-	-	-	-	-	-	385
Future rate agreements (FRAs)	-	22	-	-	-	-	-	22
Swaps	18	1,627	145	-	(15)	-	-	1,776
Options	(41)	81	395	-	-	-	-	435
Other products	-	14	-	-	-	(5)	-	9
Subtotal	362	1,745	540	-	(15)	(5)	-	2,627

Subtotal	(331)	571	469	2	8	139	1	860

Total	(334)	573	127	(9)	1	139	1	499

Of which:

Asset Trading Derivatives	6,007	22,978	3,343	14	186	1,125	12	33,665

Liability Trading Derivatives	(6,341)	(22,404)	(3,216)	(23)	(185)	(986)	(11)	(33,166)

11.	Other financial assets and liabilities at fair value through profit or loss

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Other Financial Assets Designated at Fair Value through Profit or Loss. Breakdown by Type of Instruments	2012	2011	2010
ASSETS-
Loans and advances to credit institutions	-	-	-
Debt securities	753	708	688
Unit-linked products	145	113	103
Other securities	608	595	585
Equity instruments	1,777	2,065	2,086
Unit-linked products	1,727	1,473	1,467
Other securities	50	592	619
Total	2,530	2,773	2,774
LIABILITIES-
Other financial liabilities	2,216	1,621	1,607
Unit-linked products	2,216	1,621	1,607
Total	2,216	1,621	1,607

12.	Available-for-sale financial assets

12.1	Breakdown of the balance

The breakdown of the balance by the main financial instruments in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Available-for-Sale Financial Assets	2012	2011	2010
Debt securities	63,651	49,549	51,064
Impairment losses	(103)	(133)	(189)
Subtotal	63,548	49,416	50,875
Equity instruments	4,188	5,658	6,010
Impairment losses	(236)	(433)	(429)
Subtotal	3,952	5,225	5,581
Total	67,500	54,641	56,456

12.2	Debt securities

The breakdown of the balance under the heading “Debt securities”, broken down by the nature of the financial instruments, is as follows:

	Millions of Euros

Debt Securities Available-for-Sale 2012	Amortized Cost (*)	Unrealized Gains	Unrealized Losses	Fair Value

Domestic Debt Securities

Spanish Government and other government agency debt securities	25,375	243	(857)	24,761

Other debt securities	9,580	145	(120)	9,605

Issued by Central Banks	-	-	-	-
Issued by credit institutions	7,868	71	(59)	7,880
Issued by other institutions	1,712	74	(61)	1,725

Subtotal	34,955	388	(977)	34,366

Foreign Debt Securities

Mexico	8,230	962	(1)	9,191

Mexican Government and other government agency debt securities	7,233	833	-	8,066

Other debt securities	997	129	(1)	1,125
Issued by Central Banks	-	-	-	-
Issued by credit institutions	333	56	(1)	388
Issued by other institutions	664	73	-	737

The United States	6,927	189	(88)	7,028

Government securities	713	21	(10)	724

US Treasury and other US Government agencies	228	1	(1)	228
States and political subdivisions	485	20	(9)	496

Other debt securities	6,214	168	(78)	6,304

Issued by Central Banks	-	-	-	-
Issued by credit institutions	150	11	(7)	154
Issued by other institutions	6,064	157	(71)	6,150

Other countries	13,054	469	(560)	12,963

Other foreign governments and other government agency debt securities	5,557	212	(374)	5,395

Other debt securities	7,497	257	(186)	7,568

Issued by Central Banks	1,158	2	(1)	1,159
Issued by credit institutions	4,642	209	(101)	4,750
Issued by other institutions	1,697	46	(84)	1,659
Subtotal	28,211	1,620	(649)	29,182
Total	63,166	2,008	(1,626)	63,548
(*) The amortized cost includes portfolio gains/losses linked to insurance contracts in which the policyholder assumes the risk in case of redemption.

	Millions of Euros

Debt Securities Available-for-Sale 2011	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value

Domestic Debt Securities

Spanish Government and other government agency debt securities	20,531	58	(1,380)	19,209

Other debt securities	4,412	125	(299)	4,238

Issued by Central Banks	-	-	-	-
Issued by credit institutions	3,297	80	(247)	3,130
Issued by other issuedrs	1,115	45	(52)	1,108
Subtotal	24,943	183	(1,679)	23,447
Foreign Debt Securities
Mexico	4,799	175	-	4,974

Mexican Government and other government agency debt securities	4,727	163	-	4,890

Other debt securities	72	12	-	84

Issued by Central Banks	-	-	-	-
Issued by credit institutions	59	11	-	70
Issued by other issuedrs	13	1	-	14

The United States	7,332	242	(235)	7,339

Government securities	993	36	(12)	1,017
US Treasury and other US Government agencies	486	8	(12)	482
States and political subdivisions	507	28	-	535

Other debt securities	6,339	206	(223)	6,322

Issued by Central Banks	-	-	-	-
Issued by credit institutions	629	22	(36)	615
Issued by other issuedrs	5,710	184	(186)	5,708

Other countries	13,953	622	(919)	13,656

Other foreign governments and other government agency debt securities	8,235	344	(602)	7,977

Other debt securities	5,718	278	(317)	5,679

Issued by Central Banks	843	10	-	852
Issued by credit institutions	3,067	184	(265)	2,986
Issued by other issuedrs	1,808	84	(51)	1,841
Subtotal	26,084	1,039	(1,154)	25,969
Total	51,027	1,222	(2,833)	49,416

	Millions of Euros

Debt Securities Available-for-Sale 2010	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value

Domestic Debt Securities

Spanish Government and other government agency debt securities	16,543	58	(1,264)	15,337

Other debt securities	5,386	49	(206)	5,229

Issued by Central Banks	-	-	-	-
Issued by credit institutions	4,222	24	(156)	4,090
Issued by other issuedrs	1,164	25	(50)	1,139
Subtotal	21,929	107	(1,470)	20,566
Foreign Debt Securities
Mexico	9,653	470	(17)	10,106

Mexican Government and other government agency debt securities	8,990	441	(14)	9,417

Other debt securities	663	29	(3)	689

Issued by Central Banks	-	-	-	-
Issued by credit institutions	553	28	(2)	579
Issued by other issuedrs	110	1	(1)	110

The United States	6,850	216	(234)	6,832

Government securities	767	13	(9)	771
US Treasury and other US Government agencies	580	6	(8)	578
States and political subdivisions	187	7	(1)	193

Other debt securities	6,083	203	(225)	6,061

Issued by Central Banks	-	-	-	-
Issued by credit institutions	2,981	83	(191)	2,873
Issued by other issuedrs	3,102	120	(34)	3,188

Other countries	13,606	394	(629)	13,371

Other foreign governments and other government agency debt securities	6,743	169	(371)	6,541

Other debt securities	6,863	225	(258)	6,830

Issued by Central Banks	944	1	-	945
Issued by credit institutions	4,431	177	(188)	4,420
Issued by other issuedrs	1,488	47	(70)	1,465
Subtotal	30,109	1,080	(880)	30,309
Total	52,038	1,187	(2,350)	50,875

As of December 31, 2012, the credit ratings of the issuers of debt securities in the available-for-sale portfolio are as follows:

	2012		2011
Available for Sale financial assets Debt Securities by Rating	Fair Value (Millions of Euros)%		Fair Value (Millions of Euros)%
AAA	1,436	2.3%	3,022	6.1%
AA+	5,873	9.2%	5,742	11.6%
AA	214	0.3%	1,242	2.5%
AA-	1,690	2.7%	18,711	37.9%
A+	741	1.2%	735	1.5%
A	1,125	1.8%	2,320	4.7%
A-	6,521	10.3%	948	1.9%
With rating BBB+ or below	40,375	63.5%	11,052	22.4%
Without rating	5,573	8.8%	5,644	11.4%
Total	63,548	100.0%	49,416	100.0%

12.3	Equity instruments

The breakdown of the balance under the heading “Equity instruments” as of December 31, 2012, 2011 and 2010 is as follows:

	Millions of Euros

Equity Instruments Available-for-Sale 2012	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Equity instruments listed
Listed Spanish company shares	3,301	122	(380)	3,043
Credit institutions	2	-	-	2
Other entities	3,299	122	(380)	3,041
Listed foreign company shares	294	9	(44)	259
United States	32	1	(4)	29
Mexico	-	-	-	-
Other countries	262	8	(40)	230
Subtotal	3,595	131	(424)	3,302
Unlisted equity instruments
Unlisted Spanish company shares	77	2	(4)	75
Credit institutions	4	-	-	4
Other entities	73	2	(4)	71
Unlisted foreign companies shares	568	7	-	575
United States	474	-	-	474
Mexico	-	-	-	-
Other countries	94	7	-	101
Subtotal	645	9	(4)	650
Total	4,240	140	(428)	3,952

	Millions of Euros

Equity Instruments Available-for-Sale 2011	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value

Equity instruments listed
Listed Spanish company shares	3,803	468	(2)	4,269
Credit institutions	2	-	-	2
Other entities	3,801	468	(2)	4,267
Listed foreign company shares	359	5	(91)	273
United States	41	-	(12)	29
Mexico	-	-	-	-
Other countries	318	5	(79)	244
Subtotal	4,162	473	(93)	4,542
Unlisted equity instruments	-	-	-	-
Unlisted Spanish company shares	35	-	-	35
Credit institutions	1	-	-	1
Other entities	35	-	-	35
Unlisted foreign companies shares	635	13	-	648
United States	559	2	-	561
Mexico	1	-	-	1
Other countries	75	11	-	86
Subtotal	670	13	-	683
Total	4,832	486	(93)	5,225

	Millions of Euros

Equity Instruments Available-for-Sale 2010	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value

Equity instruments listed
Listed Spanish company shares	3,378	1,212	(7)	4,583
Credit institutions	3	-	-	3
Other entities	3,375	1,212	(7)	4,580
Listed foreign company shares	270	8	(25)	253
United States	12	1	-	13
Other countries	258	7	(25)	240
Subtotal	3,648	1,220	(32)	4,836
Unlisted equity instruments
Unlisted Spanish company shares	25	-	-	25
Credit institutions	1	-	-	1
Other entities	24	-	-	24
Unlisted foreign companies shares	657	63	-	720
United States	594	55	-	649
Other countries	63	8	-	71
Subtotal	682	63	-	745
Total	4,330	1,283	(32)	5,581

12.4	Gains/losses

The changes in the gains/losses, net of taxes, recognized under the equity heading “Valuation adjustments – Available-for-sale financial assets” in the accompanying consolidated balance sheets are as follows:

	Millions of Euros
Changes in Valuation Adjustments - Available-for-Sale Financial Assets	2012	2011	2010

Balance at the beginning	(628)	333	1,951
Valuation gains and losses	464	(1,281)	(1,952)
Income tax	(192)	231	540
Amounts transferred to income	118	89	(206)

Balance at the end	(238)	(628)	333
Of which:
Debt securities	(80)	(974)	(746)
Equity instruments	(158)	346	1,079

The losses recognized under the heading “Valuation adjustments – Available-for-sale financial assets” in the consolidated balance sheet for 2012 correspond mainly to Spanish government debt securities and equity instruments from Spanish listed companies.

—

As of December 31, 2012, 15.2% of the unrealized losses recognized under the heading “Valuation adjustments – Available-for-sale financial assets” and originating in debt securities were generated over more than twelve months. However, no impairment has been considered, as following an analysis of these unrealized losses it can be concluded that they were temporary due to the following reasons: the interest payment dates of all the fixed-income securities have been satisfied; and because there is no evidence that the issuer will not continue to meet its payment obligations, nor that future payments of both principal and interest will not be sufficient to recover the cost of the debt securities.

—

As of December 31, 2012, the Group has analyzed the unrealized losses recognized under the heading “Valuation adjustments – Available-for-sale financial assets” resulting from equity instruments generated over a period of more than 12 months and with a fall of more 20% in their price, as a first approximation to the existence of possible impairment. As of December 31, 2012, the unrealized losses recognized under the heading “Valuation adjustments – Available-for-sale financial assets” resulting from equity instruments generated over a period of more than 18 months or with a fall of more 40% in their price are not significant.

The losses recognized under the heading “Impairment losses on financial assets (net) – Available-for-sale financial assets” in the accompanying consolidated income statement amounted to €41 million, €25 million and €155 million for the years 2012, 2011 and 2010, respectively (see Note 49).

13.	Loans and receivables

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the nature of the financial instrument, is as follows:

		Millions of Euros
Loans and Receivables	Notes	2012	2011	2010
Loans and advances to credit institutions	13.1	25,448	24,503	23,637
Loans and advances to customers	13.2	342,163	342,543	338,857
Debt securities	13.3	3,736	2,870	2,213
Total		371,347	369,916	364,707

13.1	Loans and advances to credit institutions

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the nature of the financial instrument, is as follows:

		Millions of Euros
Loans and Advances to Credit Institutions	Notes	2012	2011	2010
Reciprocal accounts		265	78	168
Deposits with agreed maturity		5,987	7,102	7,307
Demand deposits		1,794	2,489	2,008
Other accounts		10,543	8,943	6,299
Reverse repurchase agreements	37	6,783	5,788	7,822
Total gross	7.1.1	25,372	24,400	23,604
Valuation adjustments		76	102	33
Impairment losses	7.1.8	(29)	(38)	(67)
Accrued interests and fees		106	140	101
Hedging derivatives and others		(1)	(1)	(1)
Total net		25,448	24,503	23,637

13.2	Loans and advances to customers

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the nature of the financial instrument, is as follows:

		Millions of Euros
Loans and Advances to Customers	Notes	2012	2011	2010
Mortgage secured loans		137,870	129,536	132,630
Other secured loans		23,125	23,915	18,155
Other loans		115,667	117,353	102,001
Credit accounts		13,854	14,924	23,705
Commercial credit		11,165	13,037	21,229
Receivable on demand and other		10,731	13,029	11,172
Credit cards		10,934	9,167	8,074
Finance leases		7,546	7,885	8,141
Reverse repurchase agreements	37	3,118	4,827	4,760
Financial paper		1,003	1,150	1,982
Impaired assets	7.1.7	19,960	15,416	15,361
Total gross	7.1.	354,973	350,239	347,210
Valuation adjustments		(12,810)	(7,696)	(8,353)
Impairment losses	7.1.8	(14,114)	(9,091)	(9,396)
Accrued interests and fees		227	392	195
Hedging derivatives and others		1,077	1,003	848
Total net		342,163	342,543	338,857

As of December 31, 2012, 28% of “Loans and advances to customers” with maturity greater than one year have with fixed-interest rates and 72% with variable interest rates.

“Loans and advances to customers” includes financial lease arrangements provided by various entities in the Group for their customers to finance the purchase of assets, including movable and immovable property. The breakdown of the financial lease arrangements as of December 31, 2012, 2011 and 2010 is as follows:

	Millions of Euros
Financial Lease Arrangements	2012	2011	2010
Movable property	4,273	4,634	4,748
Real Estate	3,273	3,251	3,393
Fixed rate	64%	58%	42%
Floating rate	36%	42%	58%

The heading “Loans and receivables – Loans and advances to customers” in the accompanying consolidated balance sheets also includes certain mortgage loans that, as mentioned in Note 35 and pursuant to the Mortgage Market Act, are considered a suitable guarantee for the issue of long-term mortgage-covered bonds. This heading also includes some loans that have been securitized and not derecognized from the consolidated balance sheets (see Note 2.2.2). The amounts recognized in the accompanying consolidated balance sheets corresponding to these securitized loans are as follows:

	Millions of Euros
Securitized Loans	2012	2011	2010
Securitized mortgage assets	20,077	33,247	31,884
Other securitized assets	5,647	6,921	10,563
Commercial and industrial loans	3,241	3,303	6,263
Finance leases	433	594	771
Loans to individuals	1,877	2,942	3,403
Rest	96	82	126
Total	25,724	40,168	42,447
Of which:
Liabilities associated to assets retained on the balance sheet (*)	6,180	7,088	8,846
(*)These liabilities are recognized under “Financial liabilities at amortized cost - Debt securities” in the accompanying consolidated balance sheets (Note 23.3).

Other securitized loans were derecognized from the accompanying consolidated balance sheets, as the Group did not retain any attendant risks or benefits, as specified below:

	Millions of Euros
Derecognized Securitized Loans	2012	2011	2010
Securitized mortgage assets	30	7	24
Other securitized assets	102	128	176
Total	132	135	200

The balance of securitized mortgage assets derecognized from the balance sheet increased over the year 2012 due to the incorporation of Unnim.

13.3	Debt securities

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the nature of the financial instrument, is as follows:

		Millions of Euros
Debt securities	Notes	2012	2011	2010
Government		2,375	2,128	2,040
Credit institutions		453	461	6
Other sectors		923	291	177
Total gross	7.1	3,751	2,880	2,223
Valuation adjustments	7.1.8	(15)	(11)	(10)
Total net		3,736	2,870	2,213

14.	Held-to-maturity investments

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Held-to-Maturity Investments 2012	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Domestic Debt Securities
Spanish Government and other government agency debt securities	6,469	2	(406)	6,065
Other domestic debt securities	809	2	(27)	784
Issued by credit institutions	250	2	(3)	249
Issued by other institutions	559	–	(24)	535
Subtotal	7,278	4	(433)	6,849
Foreign Debt Securities
Government and other government agency debt securities	2,741	121	–	2,862
Other debt securities	143	6	–	149
Subtotal	2,884	127	–	3,011
Total	10,162	131	(433)	9,860

	Millions of Euros
Held-to-Maturity Investments 2011	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Domestic Debt Securities
Spanish Government and other government agency debt securities	6,520	1	(461)	6,060
Other domestic debt securities	853	–	(65)	788
Issued by credit institutions	255	–	(11)	244
Issued by other issuedrs	598	–	(54)	544
Subtotal	7,373	1	(526)	6,848
Foreign Debt Securities
Government and other government agency debt securities	3,376	9	(236)	3,149
Other debt securities	206	3	(16)	193
Subtotal	3,582	12	(252)	3,342
Total	10,955	13	(778)	10,190

	Millions of Euros
Held-to-Maturity Investments 2010	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Domestic Debt Securities
Spanish Government and other government agency debt securities	6,611	2	(671)	5,942
Other domestic debt securities	892	–	(63)	829
Subtotal	7,503	2	(734)	6,771
Foreign Debt Securities
Government and other government agency debt securities	2,181	10	(20)	2,171
Other debt securities	262	6	(21)	247
Subtotal	2,443	16	(41)	2,418
Total	9,946	18	(775)	9,189

The foreign securities held by the Group as of December 31, 2012, 2011 and 2010 in the held-to-maturity investments portfolio correspond basically to European issuers.

As of December 31, 2012, after analyzing the unrealized losses, it was decided that they were temporary, as the interest payment dates of all the securities have been satisfied, and because there is no evidence that the issuer will not continue to comply with the payment obligations, nor that future payments of both principal and interests will not be sufficient to recover the cost of the debt securities.

The following is a summary of the gross changes in 2012, 2011 and 2010 under this heading in the accompanying consolidated balance sheets:

		Millions of Euros
Held-to-Maturity Investments Changes on the Period	Notes	2012	2011	2010
Balance at the beginning		10,956	9,947	5,438
Acquisitions		60	–	4,969
Reclassifications		–	1,817	–
Redemptions and others		(853)	(808)	(460)
Balance at the end		10,163	10,956	9,947
Impairment	7.1.8	(1)	(1)	(1)
Total		10,162	10,955	9,946

In the third quarter of 2011, some debt securities amounting to €1,817 million were reclassified from “Available-for-sale financial assets” to “Held-to-maturity investments”, as the intention of the Group had changed with respect to some of the sovereign debt securities due to the current market situation (see Note 7.1.5).

Information about the fair value and carrying amounts of these reclassified financial assets is given here:

	Millions of Euros
	As of Reclassification date (*)		As of December 31, 2012
Debt Securities reclassified to “Held to Maturity Investments”	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Greece sovereign debt	1,739	1,739	1,929	1,947
Greece sovereign debt (**)	56	56	–	–
Portugal sovereign debt	22	22	15	15
Total	1,817	1,817	1,944	1,962

(*) The balance under the heading “Total Equity - Valuation adjustments” as of the date of reclassification stood at €157 million.

(**) As of December 31, 2012, no Greek sovereign debt securities are held (see Note 7.1.5).

The following table presents the amount recognized in the 2012 BBVA Group Consolidated Income Statement from the valuation at amortized cost of the reclassified financial assets that remained on the consolidated balance sheet as of December 31, 2012, as well as the impact recognized on the income statement and under the heading “Total Equity - Valuation adjustments”, as of December 31, 2012, if the reclassification had not been performed.

	Millions of Euros
	Recognized in	Effect of not Reclassifying
Effect on Income Statement and Other Comprehensive Income	Income Statement	Income Statement	Equity “Valuation Adjustments”
Italy sovereign debt	(18)	–	18
Portugal sovereign debt	(2)	–	2

Total	(20)	–	20

As of December 31, 2012, the amount in “Total Equity - Valuation adjustments” pending amortization for the reclassified debt instruments is €55 million.

15.	Hedging derivatives (receivable and payable) and Fair-value changes of the hedged items in portfolio hedges of interest-rate risk

The balance of these headings in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Hedging derivatives and Fair value changes of the hedged items in portfolio hedges of interest rate risk	2012	2011	2010
ASSETS-
Fair value changes of the hedged items in portfolio hedges of interest rate risk	226	146	40
Hedging derivatives	4,894	4,538	3,563
LIABILITIES-
Fair value changes of the hedged items in portfolio hedges of interest rate risk	–	–	(2)
Hedging derivatives	2,968	2,709	1,664

As of December 31, 2012, 2011 and 2010, the main positions hedged by the Group and the derivatives assigned to hedge those positions were:

—	Fair value hedging:

–	Available-for-sale fixed-interest debt securities: This risk is hedged using interest rate derivatives (fixed-variable swaps).

–	Long-term fixed-interest debt securities issued by the Group: This risk is hedged using interest rate derivatives (fixed-variable swaps).

–	Available-for-sale equity instruments: This risk is hedged using equity swaps.

–	Fixed-interest loans: This risk is hedged using interest rate derivatives (fixed-variable swaps).

–

Fixed-interest deposit portfolio hedges: This risk is hedged using fixed-variable swaps and interest-rate options. The valuation of the deposit hedges corresponding to interest-rate risk is recognized under the heading “Fair value changes of the hedged items in portfolio hedges of interest-rate risk.”

—	Cash-flow hedges: Most of the hedged items are floating interest-rate loans. This risk is hedged using foreign-exchange and interest-rate swaps.

—

Net foreign-currency investment hedges: The risks hedged are foreign-currency investments in the Group’s subsidiaries based abroad. This risk is hedged mainly with foreign-exchange options and forward currency purchases.

Note 7 analyzes the Group’s main risks that are hedged using these financial instruments.

The details of the net positions by hedged risk of the fair value of the hedging derivatives recognized in the accompanying consolidated balance sheets are as follows:

	Millions of Euros
Hedging Derivatives by Markets and Transaction Type 2012	Currency Risk	Interest Rate Risk	Equity Price Risk	Other Risks	Total
Organized markets
Fair value hedge	–	–	(52)	–	(52)
Subtotal	–	–	(52)	–	(52)
OTC markets
Credit institutions
Fair value hedge	11	1,773	(50)	(1)	1,733
Of which: Macro hedge	–	(365)	–	–	(365)
Cash flow hedge	21	35	–	–	56
Net investment in a foreign operation hedge	2	–	–	–	2
Subtotal	34	1,808	(50)	(1)	1,791
Other financial Institutions
Fair value hedge	–	227	–	–	227
Of which: Macro hedge	–	(117)	–	–	(117)
Cash flow hedge	6	(13)	–	–	(7)
Net investment in a foreign operation hedge	–	–	–	–	–
Subtotal	6	214	–	–	220
Other sectors
Fair value hedge	(6)	(16)	(3)	–	(25)
Of which: Macro hedge	–	(14)	–	–	(14)
Cash flow hedge	–	(8)	–	–	(8)
Net investment in a foreign operation hedge	–	–	–	–	–
Subtotal	(6)	(24)	(3)	–	(33)
Total	34	1,998	(105)	(1)	1,926
Of which:
Asset Hedging Derivatives	49	4,818	27	–	4,894
Liability Hedging Derivatives	(16)	(2,820)	(131)	(1)	(2,968)

	Millions of Euros
Hedging Derivatives by Markets and Transaction Type 2011	Currency Risk	Interest Rate Risk	Equity Price Risk	Other Risks	Total
OTC markets
Credit institutions
Fair value hedge	–	1,679	27	3	1,709
Of which: Macro hedge	–	(331)	–	–	(331)
Cash flow hedge	(45)	89	–	–	44
Net investment in a foreign operation hedge	(2)	–	–	–	(2)
Subtotal	(47)	1,767	27	3	1,751
Other financial Institutions
Fair value hedge	–	93	–	–	93
Of which: Macro hedge	–	(41)	–	–	(41)
Cash flow hedge	(2)	–	–	–	(2)
Net investment in a foreign operation hedge	–	–	–	–	–
Subtotal	(2)	93	–	–	91
Other sectors
Fair value hedge	–	4	(1)	–	3
Of which: Macro hedge	–	(6)	–	–	(6)
Cash flow hedge	–	(16)	–	–	(16)
Net investment in a foreign operation hedge	–	–	–	–	–
Subtotal	–	(12)	(1)	–	(13)
Total	(49)	1,848	26	3	1,829
Of which:
Asset Hedging Derivatives	34	4,460	41	3	4,538
Liability Hedging Derivatives	(83)	(2,611)	(15)	–	(2,709)

	Millions of Euros
Hedging Derivatives by Markets and Transaction Type 2010	Currency Risk	Interest Rate Risk	Equity Price Risk	Other Risks	Total
OTC markets
Credit institutions
Fair value hedge	–	1,645	7	3	1,655
Of which: Macro hedge	–	(282)	–	–	(282)
Cash flow hedge	(4)	160	–	–	156
Net investment in a foreign operation hedge	3	(6)	–	–	(3)
Subtotal	(1)	1,799	7	3	1,808
Other financial Institutions
Fair value hedge	–	109	5	–	114
Of which: Macro hedge	–	(20)	–	–	(20)
Cash flow hedge	–	(1)	–	–	(1)
Net investment in a foreign operation hedge	–	–	–	–	–
Subtotal	–	108	5	–	113
Other sectors
Fair value hedge	–	(12)	–	–	(12)
Of which: Macro hedge	–	(2)	–	–	(2)
Cash flow hedge	–	(10)	–	–	(10)
Net investment in a foreign operation hedge	–	–	–	–	–
Subtotal	–	(22)	–	–	(22)
Total	(1)	1,885	12	3	1,899
Of which:
Asset Hedging Derivatives	14	3,486	60	3	3,563
Liability Hedging Derivatives	(15)	(1,601)	(48)	–	(1,664)

The cash flows forecasts for the coming years for cash flow hedging recognized on the accompanying consolidated balance sheet as of December 31, 2012 are:

	Millions of Euros
Cash Flows of Hedging Instruments	3 Months or Less	From 3 Months to 1 Year	From 1 to 5 Years	More than 5 Years	Total
Receivable cash inflows	33	103	472	1,124	1,732
Payable cash outflows	38	97	439	1,025	1,599

The above cash flows will have an impact on the consolidated income statements until 2055.

In 2012, there was no reclassification in the accompanying consolidated income statements of any amount corresponding to cash flow hedges that was previously recognized as equity. The amounts recognized previously in equity from cash flow hedges that were reclassified and included in the consolidated income statement, either under the heading “Gains or losses of financial assets and liabilities (net)” or under the heading “Exchange differences (net)” totaled €29 million in 2011 and -€34 million in 2010.

The amount for derivatives designated as accounting hedges that did not pass the effectiveness test in 2012, 2011 and 2010 was not material.

16.	Non-current assets held for sale and liabilities associated with non-current assets held for sale

The composition of the balance under the heading “Non-current assets held for sale” in the accompanying consolidated balance sheets, broken down by the origin of the assets, is as follows:

	Millions of Euros
Non-Current Assets Held-for-Sale and Liabilities Associated Breakdown by type of Asset	2012	2011	2010
Business sale agreement - Assets	1,536	–	–
Of which: discontinued operations	1,150	–	–
Other assets from:
Property, plants and equipment	168	195	252
Buildings for own use	125	130	188
Operating leases	43	65	64
Foreclosures and recoveries	3,044	2,174	1,513
Foreclosures	2,877	2,032	1,427
Recoveries from financial leases	167	142	86
Accrued amortization (*)	(47)	(59)	(79)
Impairment losses	(472)	(235)	(157)
Total Non-Current Assets Held-for-Sale	4,229	2,075	1,529

Business sale agreement - Liabilities (Note 3)	387	–	–
Of which: discontinued operations	318	–	–
Liabilities associated with non-current assets held for sale	387	–	–
(*) Until classified as non-current assets held for sale

The changes in the balances under this heading in 2012, 2011 and 2010 are as follows:

	Millions of Euros
	Real Estate
	Foreclosed Assets
Non-Current Assets Held-for-Sale Changes in the year 2012	Foreclosed Assets through Auction Proceeding	Recovered Assets from Finance Leases	From Own Use Assets (*)	Other assets (**)	Total
Cost (1)
Balance at the beginning	2,032	177	100	–	2,309
Additions	1,037	61	99	–	1,196
Contributions by Group companies incorporation	451	29	–	–	480
Retirements (sales and other decreases)	(608)	(66)	(107)	–	(781)
Transfers, other movements and exchange differences	(36)	(33)	30	1,536	1,497
Balance at the end	2,877	167	121	1,536	4,702

Impairment (2)
Balance at the beginning	186	32	17	–	235
Additions	500	19	5	–	524
Contributions from merger transactions	124	–	–	–	124
Retirements (sales and other decreases)	(98)	(14)	(2)	–	(114)
Transfers, other movements and exchange differences	(296)	5	(5)	–	(296)
Balance at the end	416	42	15	–	473
Balance at the end of Net carrying value (1)-(2)	2,461	125	106	1,536	4,229
(*) Until classified as non-current assets held for sale (**)Business sale agreement (Note 3)

	Millions of Euros
	Foreclosed Assets
Non-Current Assets Held-for-Sale Changes in the year 2011	Foreclosed Assets through Auction Proceeding	Recovered Assets from Finance Leases	From Own Use Assets (*)	Total
Cost (1)
Balance at the beginning	1,427	86	173	1,686
Additions	1,313	91	99	1,503
Contributions by Group companies incorporation	8	–	–	8
Retirements (sales and other decreases)	(662)	(31)	(140)	(833)
Transfers, other movements and exchange differences	(54)	31	(32)	(54)
Balance at the end	2,032	177	100	2,309

Impairment (2)
Balance at the beginning	122	16	20	157
Additions	383	21	4	407
Retirements (sales and other decreases)	(89)	(5)	(1)	(95)
Transfers, other movements and exchange differences	(230)	–	(5)	(235)
Balance at the end	186	32	17	235
Balance at the end of Net carrying value (1)-(2)	1,847	145	83	2,075
(*) Until classified as non-current assets held for sale

	Millions of Euros
	Foreclosed Assets
Non-Current Assets Held-for-Sale Changes in the year 2010	Foreclosed Assets through Auction Proceeding	Recovered Assets from Finance Leases	From Own Use Assets (*)	Total
Cost (1)
Balance at the beginning	748	64	406	1,217
Additions	1,407	106	–	1,513
Contributions by Group companies incorporation	–	–	–	–
Retirements (sales and other decreases)	(671)	(64)	(282)	(1,017)
Transfers, other movements and exchange differences	(56)	(19)	49	(27)
Balance at the end	1,427	86	173	1,686

Impairment (2)
Balance at the beginning	124	10	33	167
Additions	198	11	12	221
Retirements (sales and other decreases)	(32)	(3)	(9)	(44)
Transfers, other movements and exchange differences	(169)	(2)	(16)	(188)
Balance at the end	122	16	20	157
Balance at the end of Net carrying value (1)-(2)	1,306	70	153	1,529
(*) Until classified as non-current assets held for sale

16.1	From tangible assets for own use

The main changes in the balance under the heading “Non-current assets held for sale – From: Property, plant and equipment - buildings for own use” took place in the years 2011 and 2010. These changes corresponded basically to the sales of properties in Spain in which the Bank simultaneously signed long-term operating leases with the buyers of the properties (10, 15, 20, 25 or 30 years, which were renewable under certain conditions).

The amount of the annual initial income from the properties under these operating leases reached €128 million, though this income is updated annually based on the conditions established in said contracts. In 2012, 2011 and 2010, the amounts registered in the accompanying consolidated income statements under this heading amounted to €147 million, €138 million and €113 million, respectively (see Note 46.2.).

In the aforementioned sales agreements, purchase options on behalf of the Bank were included upon the termination of the respective operating lease contracts; the exercise price of the option will be determined by an independent expert on a case-by-case basis. As a result, the Bank considered these sales as firm sales and registered the profits for this item under market conditions of €67 million and €273 million, under the headings “Gains (losses) in non-current assets held for sale not classified as discontinued operations” in the accompanying consolidated income statements for 2011 and 2010 (see Note 52).

The current value of the future minimum payments the Bank will incur in the effective period of the operating lease contracts, as of December 31, 2012, is €111 million in 1 year, €362 million between 2 and 5 years and €652 million in more than 5 years.

16.2	From foreclosures or recoveries

As of December 31, 2012, 2011 and 2010, the balance under the heading “Non-current assets held for sale - Foreclosures or recoveries” was made up of €2,247, €1,695 and €1,105 million of assets for residential use, €317, €283 and €214 million of assets for tertiary use (industrial, commercial or offices) and €23 million, €14 million and €10 million of assets for agricultural use, respectively.

As of December 31, 2012, 2011 and 2010, mean maturity of the assets through foreclosures or recoveries was 2 or 3 years.

In 2012, 2011 and 2010, some of the sales of these assets were financed by Group entities. The amount of the loans granted to the buyers of these assets in those years was €168 million, €163 million and €193 million, respectively, with a mean percentage financed of 93%, 93% and 90%, respectively, of the price of sale.

As of December 31, 2012, 2011 and 2010, the amount of gains from the sale of assets financed by Group entities (and, therefore, not recognized in the consolidated income statements) reached €28 million, €30 million and €32 million, respectively.

16.3	Assets and liabilities associated with discontinued operations

The breakdown of assets and liabilities associated with discontinued operations in 2012, 2011 and 2010 is shown below:

	Millions of Euros
Assets and liabilities associated with discontinued operations	2012	2011	2010
ASSETS:
Financial liabilities held for trading	31	21	15
Financial assets designated at fair value through profit or loss	644	555	577
Available-for-sale financial assets	20	18	8
Loans and receivables	173	135	182
Investments	-	9	9
Tangible assets and intangible assets	87	82	87
Tax assets	83	65	47
Other assets	113	40	35
TOTAL ASSETS	1,150	926	961
Of which: Afore Bancomer	355	257	245

LIABILITIES:
Financial liabilities at amortised cost	43	35	31
Provisions	41	38	35
Tax liabilities	178	113	118
Other liabilities	56	37	30
TOTAL LIABILITIES	318	223	215
Of which: Afore Bancomer	94	60	56

17.	Investments in entities accounted for using the equity method

The breakdown of the balances of “Investments in entities accounted for using the equity method” in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Investments in Entities Accounted for Using the Equity Method	2012	2011	2010
Associate entities	6,469	5,567	4,247
Jointly controlled entities	4,313	3,732	300
Total	10,782	9,299	4,547

17.1	Associates

The following table shows the carrying amount of the most significant of the Group’s investments in associates:

	Millions of Euros
Investments in Entities Accounted for Using the Equity Method	2012	2011	2010
Grupo CITIC	5,965	5,387	4,022
Metrovacesa (*)	317	-	-
Tubos Reunidos, S.A.	54	51	51
Rest of associate	133	129	174
Total	6,469	5,567	4,247
(*) As of December 31, 2011 and 2010 this stake was recorded in the line item
“Available-for-sale financial assets- Equity instruments”.

Appendix II shows the details of the associates as of December 31, 2012.

The following is a summary of the gross changes in 2012, 2011 and 2010 under this heading in the accompanying consolidated balance sheets:

	Millions of Euros
Associates Entities. Changes in the Year Breakdown of Goodwill	2012	2011	2010
Balance at the beginning	5,567	4,247	2,614
Acquisitions and capital increases	10	425	1,210
Disposals	(16)	(20)	(9)
Transfers and others	907	915	432
Balance at the end	6,469	5,567	4,247
Of which:
Goodwill	1,683	1,700	1,574
CITIC Group	1,683	1,696	1,570
Rest	-	4	4

The changes in 2012 correspond mainly to CNCB earnings. The reclassification of the investment in Metrovacesa, S.A. from the heading “Available-for-sale financial assets” is also included in 2012.

The changes in 2011 in the line item “Acquisitions and capital increases” in the above table correspond to the capital increase made by the Group in CNCB to maintain its percentage stake, at a cost of €425 million. The changes in the entry “Transfers and other” correspond mainly to the CNCB earnings (see Note 41), together with the positive movements in exchange rates.

Agreement with the CITIC Group

The BBVA Group’s investment in the CITIC Group includes the investment in Citic International Financial Holdings Limited (CIFH) and China Citic Bank Corporation Limited (CNCB). As of December 31, 2012, BBVA had a 29.68% stake in CIFH and 15% in CNCB.

The BBVA Group has several agreements with the CITIC Group that are considered of strategic importance for both: for BBVA, because financial activity could be developed in continental China through this alliance and, for CNCB, because it allows CITIC to develop its international business. The BBVA Group has the status of “sole strategic investor” in CNCB.

17.2	Investments in joint venture entities

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Joint Venture Entities	2012	2011	2010
Garanti Turkiye Bankasi Group (*)	3,991	3,456	-
Corporación IBV Participaciones Empresariales S.A.	135	78	71
Rest	187	198	229
Total	4,313	3,732	300
(*) As of December 31, 2012 and 2011, BBVA Group owns 25.01% of the share capital of Garanti

Details of the joint venture entities accounted for using the equity method as of December 31, 2012 are shown in Appendix II.

17.3	Associates and joint ventures

The following table provides relevant information of the balance sheets and income statements of associates and joint venture entities accounted for using the equity method as of December 31, 2012, 2011 and 2010, respectively.

		Millions of Euros
Associates and Joint Venture Entities	2012 (*)		2011 (*)		2010 (*)
Financial Main figures (*)	Associates	Jointly Controlled Entities	Associates	Jointly Controlled Entities	Associates	Jointly Controlled Entities
Current Assets	37,424	3,353	28,789	3,175	19,979	279
Non-current Assets	22,817	17,382	18,598	15,636	17,911	780
Current Liabilities	49,036	908	39,326	1,144	32,314	179
Non-current Liabilities	11,205	19,827	8,061	17,666	5,576	879
Net sales	1,453	125	1,121	116	855	168
Operating Income	751	566	575	413	450	15
Net Income	526	324	424	281	339	1
(*) Dates of the company’s financial statements updated at the most recent available information.
Information applying the corresponding ownership and without the corresponding standardization and consolidation adjustments.

17.4	Notifications about acquisition of holdings

Appendix III provides notifications on acquisitions and disposals of holdings in associates or joint venture entities, in compliance with Article 155 of the Corporations Act and Article 53 of the Securities Market Act 24/1988.

17.5	Impairment

As described in Note 2.2.8, the cash-generating units to which goodwill has been allocated are periodically tested for impairment by including the allocated goodwill in their carrying amount. This analysis is performed at least annually and always if there is any indication of impairment. The valuation of the principal associates and joint venture entities of the Group has been reviewed by independent experts (other than the Group’s accounts auditor) by applying different valuation methods on the basis of each asset and liability.

As of December 31, 2012, there is no impairment on the goodwill of joint venture entities and associates recognized by the Group as of that date, except for the insignificant impairment estimated on the goodwill of the companies BBVA Elcano I and BBVA Elcano II, each for €2 million. No impairment losses on the goodwill of joint venture entities and associates were recognized in 2011 and 2010.

18.	Insurance and reinsurance contracts

The Group operates insurance companies mainly in Spain and Latin America (principally in Mexico). The main product offered by our insurance subsidiaries is life insurance to cover the risk of death (risk insurance) and life-savings insurance. Within life and accident insurance, a distinction is made between freely sold products and those offered to customers who have taken mortgage or consumer loans, which cover the principal of those loans in the event of the customer’s death.

There are two types of saving products: individual insurance, which seeks to provide the customer with savings for retirement or other events, and group insurance, which is taken out by companies to cover their commitments to employees.

The most significant provisions registered by consolidated insurance entities with respect to insurance policies issued by them are set out by their nature in Note 24.

The modeling methods and techniques used to calculate the mathematical reserves for the insurance products are actuarial and financial methods and modeling techniques approved by the country’s regulator or supervisor. Our most important insurance companies are located in Spain and Mexico (which together account for 90% of the insurance activity), where the modeling methods and techniques are reviewed by the insurance authorities in Spain (General Directorate of Insurance) and Mexico (National Insurance and Bonding Commission), respectively. The modeling methods and techniques used to calculate the mathematical reserves for the insurance products are based on IFRS and primarily involve the valuation of the estimated future cash flows, discounted at the technical interest rate for each policy. To ensure this technical interest rate, asset-liability management is carried out, acquiring a portfolio of securities that generate the cash flows needed to cover the payment commitments assumed with our customers.

The table below shows the key assumptions used in the calculation of the mathematical reserves for insurance in Spain and Mexico, respectively:

	Mortality table		Average technical interest type
MATHEMATICAL RESERVES	Spain	Mexico	Spain	Mexico
Individual life insurance (1)	GKM80/GKM95/ Propias	Tables of the Comision Nacional De Seguros y Fianzas 2000-individual	1.9%	2.5%
Group insurance (2)	PERM/F2000NP	Tabla of the Comision Nacional De Seguros y Fianzas 2000-grupo	1-6%	5.5%
(1) Provides coverage in the case of one or more of the following: death and disability
(2) Insurance policies purchased by companies (other than Group BBVA entities) on behalf of their employees

The table below shows the mathematical reserves (see Note 24) by type of product as of December 31, 2012:

Millions of Euros
Technical Reserves by type of insurance product	2012
Mathematical reserves	7,951
Individual life insurance (1)	4,777
Savings	3,996
Risk	781
Group insurance (2)	3,174
Savings	3,083
Risk	91
Provision for unpaid claims reported	550
Provisions for unexpired risks and other provisions	519
Total	9,020
(1) provides coverage in the event of one or more of the following: death and disability
(2) The insurance policies purchased by companies (other than BBVA Group) on behalf of its employees

The table below shows the contribution of each insurance product to the Group’s income net of expenses (see Note 45) in 2012:

Millions of Euros
Revenues by type of insurance product	2012
Life insurance	610
Individual	434
Savings	41
Risk	372
Other	21
Group insurance	175
Savings	11
Risk	164
Other	-
Non-Life insurance	375
Home insurance	147
Other non-life insurance products	228
Total	985

The heading “Reinsurance assets” in the accompanying consolidated balance sheets includes the amounts that the consolidated entities are entitled to receive under the reinsurance contracts entered into by them with third parties and, more specifically, the share of the reinsurer in the technical provisions recognized by the consolidated insurance entities. As of December 31, 2012, 2011 and 2010, the balance is €50 million, €26 million and €28 million, respectively.

19.	Tangible assets

The breakdown of the balance and changes of this heading in the accompanying consolidated balance sheets, according to the nature of the related items, is as follows:

	Millions of Euros
	For Own Use			Total tangible asset of Own Use	Investment Properties	Assets Leased out under an Operating Lease	Total
Tangible Assets. Breakdown by Type of Assets and Changes in the year 2012	Land and Buildings	Work in Progress	Furniture, Fixtures and Vehicles
Cost -
Balance at the beginning	3,552	349	5,993	9,894	1,911	1,200	13,005
Additions	86	262	442	789	48	226	1,063
Retirements	(42)	(19)	(109)	(170)	(41)	(31)	(243)
Acquisition of subsidiaries in the year	442	1	257	699	752	-	1,451
Disposal of entities in the year	-	-	-	-	-	-	-
Transfers	14	(93)	19	(61)	(56)	(192)	(308)
Exchange difference and other	20	7	145	171	(4)	(435)	(267)
Balance at the end	4,071	505	6,746	11,322	2,609	768	14,700

Accrued depreciation -
Balance at the beginning	1,005	-	4,139	5,144	50	352	5,546
Additions (Note 47)	98	-	446	544	22	-	565
Retirements	(10)	-	(90)	(100)	(3)	(31)	(134)
Acquisition of subsidiaries in the year	37	-	210	248	29	-	277
Disposal of entities in the year	-	-	-	-	-	-	-
Transfers	-	-	1	1	-	(97)	(97)
Exchange difference and other	15	-	104	119	(2)	12	129
Balance at the end	1,144	-	4,811	5,956	95	237	6,287

Impairment -
Balance at the beginning	37	-	11	47	273	12	332
Additions	-	-	-	-	-	-	-
Retirements	(1)	-	-	(1)	(108)	(1)	(110)
Acquisition of subsidiaries in the year	135	-	-	135	417	-	552
Exchange difference and other	6	-	2	8	64	(4)	67
Balance at the end	177	-	13	189	646	6	841
Net tangible assets -
Balance at the beginning	2,510	349	1,842	4,702	1,589	836	7,126
Balance at the end	2,750	505	1,922	5,178	1,869	526	7,572

	Millions of Euros
	For Own Use			Total Tangible Asset of Own Use	Investment Properties	Assets Leased out under an Operating Lease	Total
Tangible Assets. Breakdown by Type of Assets and Changes in the year 2011	Land and Buildings	Work in Progress	Furniture, Fixtures and Vehicles
Cost -
Balance at the beginning	3,406	215	5,455	9,075	1,841	1,015	11,931
Additions	131	246	517	893	98	301	1,293
Retirements	(38)	(36)	(150)	(224)	(15)	(72)	(311)
Acquisition of subsidiaries in the year	1	-	22	24	14	97	134
Disposal of entities in the year	-	-	-	-	-	-	-
Transfers	59	(73)	(16)	(30)	-	(206)	(236)
Exchange difference and other	(6)	(3)	164	155	(26)	64	193
Balance at the end	3,552	349	5,993	9,895	1,911	1,200	13,006

Accrued depreciation -
Balance at the beginning	889	-	3,747	4,636	66	272	4,974
Additions (Note 47)	90	-	383	473	10	8	491
Retirements	(13)	-	(120)	(132)	(1)	(40)	(173)
Acquisition of subsidiaries in the year	1	-	18	19	-	13	32
Disposal of entities in the year	-	-	-	-	-	-	-
Transfers	3	-	(18)	(15)	-	(105)	(121)
Exchange difference and other	35	-	129	164	(26)	205	344
Balance at the end	1,005	-	4,139	5,144	50	352	5,546

Impairment -
Balance at the beginning	32	-	-	31	206	19	257
Additions	5	-	3	8	73	-	81
Retirements	(1)	-	(4)	(4)	(1)	(8)	(13)
Acquisition of subsidiaries in the year	-	-	-	-	1	-	1
Exchange difference and other	1	-	12	13	(7)	-	7
Balance at the end	37	-	11	47	273	12	332
Net tangible assets -
Balance at the beginning	2,485	215	1,708	4,408	1,568	724	6,701
Balance at the end	2,510	348	1,842	4,702	1,588	836	7,126

	Millions of Euros
	For Own Use			Total Tangible Asset of Own Use	Investment Properties	Assets Leased out under an Operating Lease	Total
Tangible Assets. Breakdown by Type of Assets and Changes in the year 2010	Land and Buildings	Work in Progress	Furniture, Fixtures and Vehicles
Cost -
Balance at the beginning	2,734	435	5,599	8,768	1,803	989	11,560
Additions	194	179	357	730	66	245	1,041
Retirements	(49)	(45)	(156)	(250)	(8)	(2)	(260)
Acquisition of subsidiaries in the year	-	-	-	-	-	-	-
Disposal of entities in the year	-	-	-	-	-	-	-
Transfers	387	(335)	(81)	(29)	32	(221)	(218)
Exchange difference and other	140	(19)	(264)	(144)	(52)	4	(192)
Balance at the end	3,406	215	5,455	9,075	1,841	1,015	11,931

Accrued depreciation -
Balance at the beginning	750	-	3,818	4,568	53	265	4,886
Additions (Note 47)	86	-	362	448	15	7	470
Retirements	(6)	-	(142)	(148)	(1)	(1)	(150)
Acquisition of subsidiaries in the year	-	-	-	-	-	-	-
Disposal of entities in the year	-	-	-	-	-	-	-
Transfers	27	-	(47)	(20)	(1)	(110)	(131)
Exchange difference and other	32	-	(244)	(212)	-	111	(101)
Balance at the end	889	-	3,747	4,636	66	272	4,974

Impairment -
Balance at the beginning	15	-	4	19	116	32	167
Additions	8	-	1	9	83	-	92
Retirements	(2)	-	(5)	(7)	-	(14)	(21)
Acquisition of subsidiaries in the year	-	-	-	-	-	-	-
Exchange difference and other	10	-	-	10	7	1	18
Balance at the end	31	-	-	31	206	19	256
Net tangible assets -
Balance at the beginning	1,969	435	1,777	4,182	1,634	691	6,507
Balance at the end	2,486	215	1,708	4,408	1,569	724	6,701

As of December 31, 2012, 2011 and 2010, the fully depreciated tangible assets still in use amounted to €1,627 million, €1,287 million and €480 million, respectively.

The main activity of the Group is carried out through a network of bank branches located geographically as shown in the following table:

	Number of Branches
Bank Branches by Geographical Location	2012	2011	2010
Spain	3,518	3,016	3,024
Mexico	1,988	1,999	1,985
South America	1,644	1,567	1,456
The United States	707	746	752
Rest of the world (*)	121	129	144
Total	7,978	7,457	7,361
(*) Garanti branches are not included

The increase in Spain in 2012 is due to the incorporation of Unnim. The following table shows the detail of the net carrying amount of the tangible assets corresponding to Spanish or foreign entities as of December 31, 2012, 2011 and 2010:

	Millions of Euros
Tangible Assets by Spanish and Foreign Subsidiaries Net Assets Values	2012	2011	2010
Foreign subsidiaries	3,006	3,098	2,741
BBVA and Spanish subsidiaries	4,567	4,029	3,960
Total	7,572	7,126	6,701

The amount of tangible assets under financial lease schemes on which it is expected to exercise the purchase option was insignificant as of December 31, 2012, 2011 and 2010.

20.	Intangible assets

20.1	Goodwill

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the cash-generating units (CGU) that originated them, is as follows:

			Millions of Euros

‘Goodwill. Breakdown by CGU and Changes of the year 2012	Balance at the Beginning	Additions	Exchange Difference	Impairment	Rest	Balance at the End
The United States	4,409	-	(85)	-	(4)	4,320
Mexico	632	-	32	-	(1)	663
Colombia	240	-	19	-	-	259
Chile	188	-	11	-	(24)	175
Rest	66	-	-	(53)	-	13
Total	5,535	-	(23)	(53)	(29)	5,430

			Millions of Euros

‘Goodwill. Breakdown by CGU and Changes of the year 2011	Balance at the Beginning	Additions	Exchange Difference	Impairment	Rest	Balance at the End
The United States	5,773	-	79	(1,444)	1	4,409
Mexico	678	11	(57)	-	-	632
Colombia	236	-	4	-	-	240
Chile	202	-	(14)	-	-	188
Rest	60	7	-	-	-	67
Total	6,949	18	12	(1,444)	1	5,536

			Millions of Euros

‘Goodwill. Breakdown by CGU and Changes of the year 2010	Balance at the Beginning	Additions	Exchange Difference	Impairment	Rest	Balance at the End
The United States	5,357	-	418	-	(2)	5,773
Mexico	593	-	85	-	-	678
Colombia	205	-	31	-	-	236
Chile	173	-	29	-	-	202
Rest	68	1	1	(13)	3	60
Total	6,396	1	564	(13)	1	6,949

United States

The Group’s most significant goodwill corresponds to the CGU in the United States.

The calculation of the impairment test uses the cash flow projections estimated by the Group’s Management, based on the latest budgets available for the next 5 years. As of December 31, 2012, the Group used a sustainable growth rate of 4.0% (4.0% and 4.2% as of December 31, 2011 and 2010, respectively) to extrapolate the cash flows in perpetuity starting on the fifth year (2017), based on the real GDP growth rate of the United States. The rate used to discount the cash flows is the cost of capital assigned to the CGU, and stood at 11.2% as of December 31, 2012 (11.4% and 11.2% as of December 31, 2011 and 2010, respectively), which consists of the free risk rate plus a risk premium.

The valuation of the goodwill of the CGU in the United States has been reviewed by independent experts (other than the Group’s accounts auditor) by applying different valuation methods on the basis of each asset and liability. The valuation methods used are: The method for calculating the discounted value of future cash flows, the market transaction method and the cost method.

Impairment tests

As described in Note 2.2.8, the cash-generating units to which goodwill has been allocated are periodically tested for impairment by including the allocated goodwill in their carrying amount. This analysis is performed at least annually and always if there is any indication of impairment.

As of December 31, 2012, no signs of significant impairment have been detected in any of the main cash-generating units, except for insignificant impairment, estimated at €49 million, in the retail businesses in Europe and €4 million in the wholesale businesses in Europe. These amounts have been registered under the heading “Impairment losses on other assets (net) – Goodwill and other intangible assets” in the consolidated income statement for 2012 (see Note 50).

In previous years, the Group performed the necessary goodwill impairment tests with the following results:

—

As of December 31, 2011, impairment losses of €1,444 million have been estimated in the United States cash-generating unit which have been recognized under the heading “Impairment losses on other assets (net) - Goodwill and other intangible assets” in the accompanying consolidated income statement for 2011 (see Note 50). This loss has been attributed to a lower forecast of the benefits expected from this CGU in relation to those anticipated initially due to the fact that:

-

The economic recovery in the United States has been slower than expected and demand for loans has been lower than forecast; together with the low interest rate prediction, this has implied a slowdown in net interest income growth below the initial expectations; and

-

Growing regulatory pressure, with the implementation of new regulations, could imply lower-than-expected fee income, basically for cards, while operating costs could rise with respect to the expectations.

Both the CGU’s fair values in the United States and the fair values assigned to its assets and liabilities had been based on the estimates and assumptions that the Group’s Management has deemed most likely given the circumstances. However, some changes to the valuation assumptions used could result in differences in the impairment test result.

If the discount rate had increased or decreased by 50 basis points, the difference between the carrying amount and its recoverable amount would have increased or decreased by up to €585 million and €671 million, respectively. If the growth rate had increased or decreased by 50 basis points, the difference between the carrying amount and its recoverable amount would have increased or decreased by €517 million and €452 million, respectively.

—

As of December 31, 2010, there were no indications of impairment in the goodwill recognized by the Group as of that date, except for the insignificant impairment estimated on the goodwill of investments in Rentrucks, Alquiler y Servicios de Transportes, S.A. and in BBVA Finanzia SpA (for €9 million and €4 million, respectively).

Negative goodwill

As stated in Note 3, in 2012 the Group acquired 100% of the share capital of the Unnim bank.

Shown below are details of the carrying amount of the consolidated assets and liabilities of Unnim prior to its acquisition and the corresponding fair values, gross of tax, which have been estimated provisionally according to the IFRS-3 acquisition method to calculate the goodwill recognized as a result of this acquisition.

	Millions of Euros

Valuation and calculation of badwill for the acquisition of 100% stake in Unnim	Carrying Amount	Fair Value
Acquisition cost * (a)		-
Cash	184	184
Loans and receivables	18,747	19,117
Of which: Asset Protection Schemes (EPA)	-	1,841
Financial assets	4,801	4,569
Hedging derivatives	571	571
Non-current assets held for sale	707	457
Investments in entities accounted for Using the equity method	206	90
Tangible assets	1,090	752
Of which: Real Estate	1,045	708
Intangibles assets obtained from previous business combinations	7	-
Intangible assets identify at the date of the business combination	-	169
Other assets	1,200	658
Financial liabilities	(27,558)	(26,089)
Provisions	(237)	(739)
Other liabilities	(91)	(91)
Deferred tax	932	762
Total fair value of assets and liabilities acquired (b)	559	410
Non controlling Interest Unnim Group** (c )	(34)	(34)

Badwill (A)-(B)-(C )		(376)

(*)Acquisition cost: BBVA paid the symbolical amount of 1 euro for the acquisition of Unnim (see Note 3).
(**)Non-controlling interests that Unnim Group maintained at July 27, 2012 previous to the integration.

Because the resulting goodwill is negative, it has been recognized in the accompanying consolidated income statement for 2012 under the heading “Negative goodwill” (see Note 2.2.7).

The calculation of this amount is subject to change, since the estimate of all the fair values is being reviewed and, according to IFRS-3, they may be modified during a period of one year from the acquisition date (July 2012). However, the Group does not expect any significant changes in this amount.

The valuations are being reviewed by independent experts (other than the Group’s accounts auditor) by applying different valuation methods on the basis of each asset and liability. The valuation methods used are: The method for calculating the discounted value of future cash flows, the market transaction method and the cost method.

20.2	Other intangible assets

The breakdown of the balance and changes of this heading in the accompanying consolidated balance sheets, according to the nature of the related items, is as follows:

	Millions of Euros
Other Intangible Assets	2012	2011	2010
Computer software acquisition expenses	1,370	1,077	749
Other deferred charges	34	34	28
Other intangible assets	303	234	282
Impairment	(5)	(1)	(1)
Total	1,702	1,344	1,058

		Millions of Euros
Other Intangible Assets. Changes Over the Period	Notes	2012	2011	2010
Balance at the beginning		1,344	1,058	852
Additions		789	619	458
Amortization in the year	47	(413)	(319)	(291)
Exchange differences and other		(18)	(14)	39
Impairment	50	-	-	-
Balance at the end		1,702	1,344	1,058

As of December 31, 2012, 2011 and 2010, the fully amortized intangible assets still in use amounted to €281 million, €203 million and €294 million, respectively.

21.	Tax assets and liabilities

21.1	Consolidated tax group

Pursuant to current legislation, the BBVA Consolidated Tax Group includes the Bank as the parent company and, as subsidiaries, the Spanish subsidiaries that meet the requirements provided for under Spanish legislation regulating the taxation regime for the consolidated profit of corporate groups.

The Group’s other banks and subsidiaries file tax returns in accordance with the tax legislation in force in each country.

21.2	Years open for review by the tax authorities

The years open to review in the BBVA Consolidated Tax Group as of December 31, 2012 are 2007 and following for the main taxes applicable.

The rest of the Spanish consolidated entities in general have the last four years open for inspection by the tax authorities for the main taxes applicable, except for those in which there has been an interruption of the limitation period due to the start of an inspection.

In 2011, as a result of action by the tax authorities, tax inspections proceedings were instituted for the years since (and including) 2006, some of which were contested. After considering the temporary nature of certain of the items assessed in the proceedings, provisions were set aside for the liabilities, if any, that might arise from these assessments according to our best estimates.

In view of the varying interpretations that can be made of some applicable tax legislation, the outcome of the tax inspections of the open years that could be conducted by the tax authorities in the future could give rise to contingent tax liabilities which cannot be objectively quantified at the present time. However, the Banks’ Board of Directors and its tax advisers consider that the possibility of these contingent liabilities becoming actual liabilities is remote and, in any case, the tax charge which might arise therefore would not materially affect the Group’s accompanying consolidated financial statements.

Reconciliation

The reconciliation of the Group’s corporate tax expense resulting from the application of the standard tax rate and the expense registered by this tax in the accompanying consolidated income statements is as follows:

	Millions of Euros
	2012		2011		2010
Reconciliation of Taxation at the Spanish Corporation Tax Rate to the Tax Expense Recorded for the Period	Amount	Effective Tax %	Amount	Effective Tax %	Amount	Effective Tax %
Consolidated profit before tax	2,111		3,722		6,422
From continuing operations	1,582		3,398		6,059
From discontinued operations	529		324		363
Taxation at Spanish corporation tax rate	633		1,117		1,927
Lower effective tax rate from our foreign entities (*)	(273)		(287)		(242)
México	(133)	24.60%	(132)	24.76%	(118)	24.76%
Chile	(54)	17.77%	(50)	10.90%	(64)	10.90%
Venezuela	(109)	13.23%	(71)	20.59%	(25)	20.59%
Colombia	(16)	26.60%	(16)	23.77%	(18)	23.77%
Peru	(18)	26.64%	(16)	29.01%	(4)	29.01%
Others	57		(2)		(13)
Decrease of tax expense (Amortization of certain goodwill)	(146)		(188)		-
Revenues with lower tax rate (dividends)	(85)		(151)		(128)
Equity accounted earnings	(316)		(238)		(100)
Other effects	(30)		(16)		(30)
Current income tax	(217)		237		1,427
Of which:			-
Continuing operations	(352)		158		1,345
Discontinued operations	135		79		82
(*) Calculated by applying the difference between the tax rate in force in Spain and the one applied to the Group’s earnings in each jurisdiction.

The effective tax rate for the Group in 2012, 2011 and 2010 is as follows:

	Millions of Euros
Effective Tax Rate	2012	2011	2010
Income from:
Consolidated Tax Group	(3,972)	679	2,398
Other Spanish Entities	589	2	(70)
Foreign Entities	5,494	3,040	4,094
Total	2,111	3,722	6,422
Income tax and other taxes	(217)	237	1,427
Effective Tax Rate	(10.28)%	6.37%	22.22%

21.3	Tax recognized in equity

In addition to the income tax recognized in the accompanying consolidated income statements, the Group has recognized the following tax charges for these items in the consolidated equity:

	Millions of Euros
Tax Recognized in Total Equity	2012	2011	2010
Charges to total equity
Debt securities	-	-	-
Equity instruments	(19)	(74)	(354)
Subtotal	(19)	(74)	(354)
Credits to total equity (*)
Equity instruments	-	-	-
Debt securities and others	196	231	192
Subtotal	196	231	192
Total	177	157	(162)
(*) Tax asset credit to total equity due primarily to financial instruments losses.

21.4	Deferred taxes

The balance under the heading “Tax assets” in the accompanying consolidated balance sheets includes the tax receivables relating to deferred tax assets. The balance under the “Tax liabilities” heading includes the liabilities relating to the Group’s various deferred tax liabilities. The details of the most important tax assets and liabilities are as follows:

	Millions of Euros
Tax Assets and Liabilities	2012	2011	2010
Tax assets-
Current	1,851	1,460	1,113
Deferred	9,799	6,267	5,536
Pensions	1,220	1,312	1,392
Portfolio	1,839	2,128	1,546
Other assets	277	257	234
Impairment losses	2,862	1,637	1,648
Other	1,195	627	699
Tax losses	2,406	306	17
Total	11,650	7,727	6,649
Tax Liabilities-
Current	1,058	727	604
Deferred	2,762	1,420	1,591
Portfolio	1,100	993	1,280
Charge for income tax and other taxes	1,662	427	311
Total	3,820	2,147	2,195

As of December 31, 2012, 2011 and 2010, the estimated balance of temporary differences in connection with investments in subsidiaries, branches and associates and investments in joint venture entities, for which no deferred tax liabilities have been recognized in the accompanying consolidated balance sheets, stood at €267 million, €527 million and €503 million, respectively.

22.	Other assets and liabilities

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Other Assets and Liabilities	2012	2011	2010
ASSETS-
Inventories	4,223	3,994	2,788
Real estate companies	4,059	3,813	2,729
Of which: Unnim Group	-	-	-
Others	164	181	59
Transactions in transit	886	86	26
Accrued interest	660	568	538
Unaccrued prepaid expenses	475	408	402
Other prepayments and accrued income	185	160	136
Other items	1,899	1,776	1,175
Total	7,668	6,424	4,527
LIABILITIES-
Transactions in transit	440	44	58
Accrued interest	2,303	2,210	2,162
Unpaid accrued expenses	1,648	1,505	1,516
Other accrued expenses and deferred income	655	705	646
Other items	1,843	1,954	847
Total	4,586	4,208	3,067

The heading “Inventories” includes the net carrying amount of real estate assets acquired that the Group’s real estate companies hold for sale or for their business. The amounts under this heading mainly include real estate assets acquired by these companies from distressed customers (mainly in Spain, see Appendix X), net of their corresponding impairment provisions and, to a lesser extent, real estate assets acquired by these companies from customers whose loans were not impaired since they were less than 90 days past due or in respect of which there was no objective evidence of impairment as a result of a loss event under paragraph 59 of IAS 39 upon receipt of the relevant real estate assets.

	Millions of Euros
	2012	2011	2010
Gross value
Balance at the beginning	5,047	3,224	2,010
Acquisitions	1,495	1,985	1,391
Disposals	(382)	(213)	(266)
Others	57	51	89
Balance at the end	6,217	5,047	3,224
Accumulated impairment losses	(3,266)	(1,731)	(1,040)
Carrying amount	2,951	3,316	2,184

23.	Financial liabilities at amortized cost

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

		Millions of Euros
Financial Liabilities at Amortized Cost	Notes	2012	2011	2010
Deposits from Central Banks	9	46,475	32,877	11,010
Deposits from Credit Entities	23.1	55,675	56,601	57,170
Customer deposits	23.2	282,795	272,402	275,789
Debt certificates	23.3	86,255	81,124	85,179
Subordinated liabilities	23.4	11,815	15,303	17,420
Other financial liabilities	23.5	7,590	7,410	6,596
Total		490,605	465,717	453,164

23.1	Deposits from credit institutions

The breakdown of the balance under this heading in the consolidated balance sheets, according to the nature of the financial instruments, is as follows:

		Millions of Euros
Deposits from Credit Institutions	Notes	2012	2011	2010
Reciprocal accounts		280	298	140
Deposits with agreed maturity		30,022	30,719	38,265
Demand deposits		3,404	2,008	1,530
Other accounts		206	343	696
Repurchase agreements	37	21,533	22,957	16,314
Subtotal		55,445	56,326	56,945
Accrued interest until expiration		230	276	225
Total		55,675	56,601	57,170

The breakdown by geographical area and the nature of the related instruments of this heading in the accompanying consolidated balance sheets, disregarding interest accrued pending maturity, is as follows:

	Millions of Euros
Deposits from Credit Institutions 2012	Demand Deposits	Deposits with Agreed Maturity	Repos	Total
Spain	2,078	8,407	1,157	11,642
Rest of Europe	260	11,584	6,817	18,661
Mexico	220	1,674	12,967	14,861
South America	477	3,455	376	4,308
The United States	619	4,759	216	5,594
Rest of the world	31	349	-	380
Total	3,685	30,228	21,533	55,445

	Millions of Euros
Deposits from Credit Institutions 2011	Demand Deposits	Deposits with Agreed Maturity	Repos	Total

Spain	472	8,354	394	9,220
Rest of Europe	315	12,641	12,025	24,981
Mexico	359	1,430	9,531	11,320
South America	251	2,863	478	3,592
The United States	799	4,925	529	6,253
Rest of the world	111	849	–	960
Total	2,307	31,062	22,957	56,326

	Millions of Euros
Deposits from Credit Institutions 2010	Demand Deposits	Deposits with Agreed Maturity	Repos	Total

Spain	961	7,566	340	8,867
Rest of Europe	151	16,160	6,315	22,626
Mexico	161	3,060	8,645	11,866
South Amércia	195	2,349	349	2,892
The United States	147	6,028	665	6,840
Rest of the world	56	3,799	–	3,855
Total	1,671	38,961	16,314	56,945

23.2	Customer deposits

The breakdown of this heading in the accompanying consolidated balance sheets, by type of financial instrument, is as follows:

		Millions of Euros
Customer Deposits	Notes	2012	2011	2010
Government and other government agencies		32,439	40,566	30,983
Spanish		5,185	4,269	4,484
Foreign		10,611	12,253	13,563
Repurchase agreements	37	16,607	24,016	12,920
Accrued interests		36	28	16
Other resident sectors		119,360	108,216	116,218
Current accounts		28,653	28,211	18,705
Savings accounts		19,554	16,003	24,521
Fixed-term deposits		61,972	49,105	49,160
Repurchase agreements	37	8,443	14,154	23,197
Other accounts		53	35	46
Accrued interests		685	708	589
Non-resident sectors		130,998	123,621	128,590
Current accounts		53,088	44,804	39,567
Savings accounts		34,797	29,833	26,435
Fixed-term deposits		38,490	42,554	56,752
Repurchase agreements	37	3,999	5,809	5,370
Other accounts		236	210	122
Accrued interests		388	411	344
Total		282,795	272,402	275,789
Of which:
In euros		150,093	152,375	151,806
In foreign currency		132,702	120,027	123,983
Of which:
Deposits from other creditors without valuation adjustment		281,984	271,637	275,055
Accrued interests		811	765	734

The breakdown by geographical area of this heading in the accompanying consolidated balance sheets, by type of instrument and geographical area, disregarding valuation adjustments, is as follows:

	Millions of Euros
Customer Deposits 2012	Demand Deposits	Savings Deposits	Deposits with Agreed Maturity	Repos	Total
Spain	32,663	19,729	63,025	21,594	137,011
Rest of Europe	2,494	278	5,796	4,635	13,203
Mexico	19,029	7,990	8,187	2,061	37,267
South Amercia	22,381	14,423	17,186	759	54,749
The United States	15,415	13,946	9,473	-	38,834
Rest of the world	209	53	362	-	624
Total	92,191	56,419	104,029	29,049	281,687

	Millions of Euros
Customer Deposits 2011	Demand Deposits	Savings Deposits	Deposits with Agreed Maturity	Repos	Total
Spain	31,263	16,160	39,333	38,170	124,927
Rest of Europe	3,636	294	22,511	1,148	27,588
Mexico	16,986	6,803	8,023	4,479	36,292
South Amercia	16,247	11,428	15,538	182	43,396
The United States	14,845	12,768	9,586	-	37,199
Rest of the world	243	224	1,386	-	1,852
Total	83,221	47,677	96,378	43,979	271,255

	Millions of Euros
Customer Deposits 2010	Demand Deposits	Savings Deposits	Deposits with Agreed Maturity	Repos	Total
Spain	21,867	24,707	50,341	36,117	133,032
Rest of Europe	3,786	482	18,243	1,609	24,120
Mexico	16,646	7,079	9,582	3,629	36,936
South Amercia	12,141	8,765	14,040	132	35,078
The United States	13,991	11,363	17,141	-	42,495
Rest of the world	357	201	2,621	-	3,179
Total	68,788	52,597	111,968	41,487	274,840

23.3	Debt certificates (including bonds)

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Debt Certificates	2012	2011	2010
Promissory notes and bills	11,156	7,491	13,215
Bonds and debentures	75,099	73,633	71,964
Total	86,255	81,124	85,180

The breakdown of the most significant outstanding issuances of debt instruments issued by the consolidated companies as of December 31, 2012, 2011 and 2010 is shown in Appendix VI.

The changes in the balances under this heading, together with the Subordinated Liabilities for 2012, 2011 and 2010 are included in Note 58.4.

23.3.1	Promissory notes and bills

The breakdown of the balance under this heading, by currency, is as follows:

	Millions of Euros
Promissory notes and bills	2012	2011	2010
In euros	10,346	6,672	7,672
In other currencies	838	829	5,543
Total	11,183	7,501	13,215

These promissory notes were issued mainly by Banco Bilbao Vizcaya Argentaria, S.A. and BBVA Banco de Financiación, S.A.

23.3.2    Bonds and debentures issued

The breakdown of the balance under this heading, by financial instrument and currency, is as follows:

	Millions of Euros
Bonds and debentures issued	2012	2011	2010
In Euros -	63,355	64,063	62,811
Non-convertible bonds and debentures at floating interest rates	3,141	4,648	6,776
Non-convertible bonds and debentures at fixed interest rates	14,429	9,381	7,493
Covered bonds	35,765	33,842	30,864
Hybrid financial instruments	248	288	373
Securitization bonds realized by the Group	5,484	6,638	8,047
Other securities (**)	-	5,709	6,306
Accrued interest and others (*)	4,288	3,557	2,952
In Foreign Currency -	11,745	9,570	9,152
Non-convertible bonds and debentures at floating interest rates	2,163	2,256	3,767
Non-convertible bonds and debentures at fixed interest rates	7,066	4,668	2,681
Covered bonds	225	289	315
Hybrid financial instruments	1,550	1,397	1,119
Other securities associated to financial activities	-	-	-
Securitization bonds realized by the Group	697	450	799
Other securities (**)	-	473	456
Accrued interest and others (*)	44	37	15
Total	75,099	73,633	71,964
(*) Hedging operations and issuance costs.
(**) Mainly territorial covered bonds

Most of the foreign-currency issuances are denominated in US dollars.

The issues of bonds and debentures by BBVA Senior Finance, S.A.U., BBVA U.S. Senior, S.A.U. and BBVA Global Finance, Ltd. are guaranteed jointly, severally and irrevocably by the Bank.

The following table shows the weighted average interest rates of fixed and floating rate bonds and debentures issued in euros and foreign currencies in effect in 2012, 2011 and 2010:

	2012		2011		2010
Interests Rates of Promissory Notes and Bills Issued	Euros	Foreign Currency	Euros	Foreign Currency	Euros	Foreign Currency
Fixed rate	3.89%	5.87%	3.81%	5.55%	3.75%	5.31%
Floating rate	3.78%	4.29%	2.38%	4.88%	1.30%	3.00%

The change in the balance under this heading of the consolidated balance sheet for 2012 is basically due to the following transactions:

Repurchase of securitization bonds in June 2012

On June 20, 2012, BBVA invited all securitization bond holders of specific issues to tender their bonds for purchase. The term for presenting the tenders ended on June 27, 2012.

After the deadline, in accordance with the terms established by the Tender Offer Memorandum, BBVA accepted the purchase of securitization bonds for a total nominal amount of €638,221,693.07. The purchase was carried out through an unmodified Dutch auction procedure. No pro-rata factor was applied to the bonds subject to the repurchase by BBVA.

The settlement of the securitization bond purchase generated gross capital gains of around €250 million, which have been registered under the heading “Gains/losses on financial assets and liabilities (net)” (Note 44) in the consolidated income statement for 2012.

This transaction was carried out in order to improve the management of liabilities and strengthen the BBVA Group’s balance sheet, as well as to offer liquidity to the holders of securitization bonds.

23.4   Subordinated liabilities

The breakdown of this heading in the accompanying consolidated balance sheets, by type of financial instrument, is as follows:

		Millions of Euros
Subordinated Liabilities	Notes	2012	2011	2010
Subordinated debt		9,259	12,668	11,569
Preferred Stock		1,847	1,760	5,202
Subtotal		11,106	14,428	16,771
Valuation adjustments and other concepts (*)		709	874	649
Total	23	11,815	15,303	17,420
(*) Includes accrued interest payable and corrections valuation of hedging derivatives.

Of the above, the issuances of BBVA International, Ltd., BBVA Capital Finance, S.A.U., BBVA International Preferred, S.A.U., BBVA Subordinated Capital, S.A.U. and BBVA Global Finance, Ltd. are jointly, severally and irrevocably guaranteed by the Bank.

Subordinated debt

These issuances are non-convertible subordinated debt and accordingly, for debt seniority purposes, they rank behind ordinary debt, but ahead of the Bank’s shareholders, without prejudice to any different seniority that may exist between the different types of subordinated debt instruments according to the terms and conditions of each issue. The breakdown of this heading in the accompanying consolidated balance sheets, disregarding valuation adjustments, by currency of issuance and interest rate is shown in Appendix VI. The variations in the balance are mainly the result of the following transactions:

—	Repurchase of subordinated bonds in November 2012

On October 11, 2012, BBVA invited all subordinated bond holders of specific Spanish and international issues to tender their bonds for purchase. Within the Spanish subordinated bonds there were two series for which acceptance of the purchase offers by BBVA depended on prior approval by the bondholder syndicates of the possibility of BBVA buying those bonds. The term for presenting the tenders ended on October 26, 2012.

After the deadline, in accordance with the terms established in the Tender Offer Memorandum, BBVA decided to present tenders for the subordinated bonds with consent and, following approval by the bondholder syndicates, accept the purchase of subordinated bonds with consent for a total nominal amount of approximately €410 million. Moreover, in accordance with the terms established in the Tender Offer Memorandum for the subordinated bonds without consent, BBVA agreed to buy subordinated bonds without consent for a total nominal amount of approximately €692 million. The purchase of both subordinated bonds with consent and subordinated bonds without consent was completed through an unmodified Dutch auction procedure and no pro-rata factor was applied to the bonds repurchased by BBVA.

The settlement of both subordinated bond purchases generated gross capital gains of around €192 million, which have been registered under the heading “Gains/losses on financial assets and liabilities (net)” (Note 44) in the consolidated income statement for 2012.

—	Conversion of subordinated bond issues

At its meeting on November 22, 2011, in virtue of the authorization conferred under Point Six of the Agenda of the Bank’s Annual General Meeting of Shareholders held on March 14, 2008, the Board of Directors of BBVA agreed to issue convertible bonds in December 2011 (the “Issue” or “Convertible Bonds-December 2011” or the “Bonds”) for a maximum amount of €3,475 million, excluding a preemptive subscription right.

This issue was aimed exclusively at holders of preferred securities issued by BBVA Capital Finance, S.A. Unipersonal (series A, B, C and D) or BBVA International Limited (series F), all guaranteed by BBVA, S.A., who accepted BBVA’s purchase offer for these preferred securities.

Thus, those who accepted the purchase offer made by BBVA made an unconditional and irrevocable undertaking to subscribe a nominal amount of Convertible Bonds-December 2011 equivalent to 100% of the total nominal or cash amount for the preferred securities they owned and that would be acquired by BBVA.

On December 30, 2011, after the period envisaged in this respect, orders were received for the subscription of 34,300,002 Convertible Bonds with a nominal value of €100 each, giving a total of €3,430 million, compared with the initially planned €3,475 million. This means that holders of 98.71% of the preferred securities to be repurchased accepted the repurchase offer made by BBVA. The Convertible Bonds were recognized as financial liabilities since the number of Bank shares to be delivered can vary.

The terms and conditions of the Convertible Bonds established a voluntary conversion at the option of the holders on March 30, 2012. Following this date, orders were received for the voluntary conversion of a total of €955 million, corresponding to 9,547,559 Convertible Bonds, or 27.84% of the original amount of the issue of Convertible Bonds-December 2011. To meet the bond conversion, 157,875,375 new ordinary BBVA shares were issued at a par value of €0.49 each (see Note 27).

Also, in accordance with the terms and conditions of the Convertible Bonds, on June 30, 2012 a mandatory conversion of the 50% of the nominal value of the issue took place through the reduction of the nominal value of each and every one of the Convertible Bonds outstanding on that date, whose value then fell from a nominal €100 to €50. A total of 238,682,213 new ordinary BBVA shares were issued at a par value of €0.49 each to pay for this conversion (see Note 27).

As of December 31, 2012, the nominal amount of outstanding Convertible Bonds is €1,238 million.

Without prejudice to the capacity of the issuer to convert Convertible Bonds on any payment date, the terms and conditions of the issue lay down that on June 30, 2013, the maturity date of the issue, the Convertible Bonds outstanding on that date will be subject to mandatory conversion.

Preferred securities

The breakdown by issuer of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Preferred Securities by Issuer	2012	2011	2010
BBVA International Preferred, S.A.U. (*)	1,695	1,696	1,671
Unnim Group (**)	95	-	-
BBVA Capital Finance, S.A.U. (***)	32	36	2,975
Phoenix Loan Holdings, Inc.	16	19	19
BBVA International, Ltd. (***)	9	9	500
Banco Provincial, S.A.	-	-	36
Total	1,847	1,760	5,202

(*) Issues traded on the AIAF market in Spain. As of December 31, 2012, the outstanding balances of these issues correspond to the holders of preferred securities who in December 2011 did not take part in the exchange of those preferred security issues for subordinated bonds, as mentioned in the above section.

(**) Unnim Group: Issues prior to the acquisition by BBVA. The outstanding balance of these issues after the exchange of certain issues of preferred securities for BBVA shares is shown as of December 31, 2012.

(***) Listed on the London and New York stock markets.

These issues were fully subscribed by third parties outside the Group and are wholly or partially redeemable at the issuer company’s option after five or ten years from the issue date, depending on the terms of each issue and with prior consent from the Bank of Spain.

The breakdown of the issues of preferred securities in the accompanying consolidated balance sheets, disregarding valuation adjustments, by currency of issuance and interest rate of the issues, is disclosed in Appendix VI.

23.5  Other financial liabilities

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Other financial liabilities	2012	2011	2010
Creditors for other financial liabilities	2,128	2,144	2,295
Collection accounts	2,311	2,212	2,068
Creditors for other payment obligations	2,605	2,564	1,829
Dividend payable but pending payment (Note 4)	545	490	404
Total	7,590	7,410	6,596

As of December 31, 2012, 2011 and 2010, the “Interim dividend pending payment” from the table above corresponds to the interim dividend against 2012, 2011 and 2010 earnings, paid in January of the following years (see Note 4).

24.	Liabilities under insurance contracts

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Liabilities under Insurance Contracts Technical Reserve and Provisions	2012	2011	2010
Mathematical reserves	7,951	6,513	6,766
Provision for unpaid claims reported	550	739	759
Provisions for unexpired risks and other provisions	519	476	509
Total	9,020	7,729	8,034

The maturities of those liabilities under insurance contracts are shown below:

	Millions of Euros
Maturity	Up to 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years	Total
Liabilities under insurance contracts	1,396	1,263	924	5,437	9,020

25.	Provisions

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, based on type of provisions, is as follows:

	Millions of Euros
Provisions. Breakdown by concepts	2012	2011	2010
Provisions for pensions and similar obligations	5,777	5,577	5,980
Provisions for taxes and other legal contingencies	406	349	304
Provisions for contingent risks and commitments	322	266	264
Other provisions (*)	1,329	1,279	1,774
Total	7,834	7,471	8,322
(*) Provisions or contingencies that individually are not significant.

The changes in the heading “Provisions for contingent risks and commitments” in the accompanying consolidated balance sheets are presented in Note 7.1.8, together with the changes in impairment losses.

The changes in 2012, 2011 and 2010 in the balances under this heading in the accompanying consolidated balance sheets are as follows:

		Millions of Euros
Provisions for Pensions and Similar Obligations. Changes Over the Period	Notes	2012	2011	2010
Balance at the beginning		5,577	5,980	6,246
Add -
Charges to income for the year		683	613	606
Interest expenses and similar charges	39.2	257	259	259
Personnel expenses	46.1	54	51	37
Provision expenses		373	303	310
Charges to equity (*)	26.2	316	9	64
Transfers and other changes		19	(8)	16
Less -
Payments		(813)	(794)	(815)
Amount used and other changes		(5)	(223)	(137)
Balance at the end		5,777	5,577	5,980
(*) Correspond to actuarial losses (gains) arising from certain defined-benefit post-employment pension commitments and welfare benefits recognized in “Equity” (see Note 2.2.12).

	Millions of Euros
Provisions for Taxes, Legal Contingents and Other Provisions. Changes Over the Period	2012	2011	2010
Balance at beginning	1,628	2,078	2,070
Add -
Charge to income for the year	245	230	145
Acquisition of subsidiaries	678	61	-
Transfers and other changes	-	-	41
Less -
Available funds	(90)	(79)	(90)
Amount used and other variations	(720)	(661)	(88)
Disposal of subsidiaries	(6)	-	-
Balance at the end	1,735	1,628	2,078

Ongoing legal proceedings and litigation

The Group is party to certain legal actions in a number of jurisdictions, including, among others, Spain, Mexico and the United States, arising in the ordinary course of business. BBVA considers that none of such actions is material, individually or in the aggregate, and none of such actions is expected to result in a material adverse effect on the Group’s financial position, results of operations or liquidity, either individually or in the aggregate. Management believes that adequate provisions have been made in respect of the actions arising in the ordinary course of business. BBVA has not disclosed to the markets any contingent liability that could arise from such actions as it does not consider them material.

26.	Pensions and other post-employment commitments

As stated in Note 2.2.12, the Group has both defined-benefit and defined-contribution post-employment commitments with employees; the latter are gradually increasing mainly because it is the scheme being applied to new hires and because pre-existing defined-benefit commitments have been mostly closed.

26.1	Defined-contribution commitments

The defined-contribution commitments are settled through contributions made by the Group annually on behalf of its beneficiaries, who are, almost exclusively, active employees in the Group. These contributions are accrued and charged to the consolidated income statement in the corresponding financial year (see Note 2.2.12). No liability is therefore recognized in the accompanying consolidated balance sheets for this purpose.

The amounts registered in the accompanying consolidated income statements for contributions to these plans in 2012, 2011 and 2010 are €84 million, €80 million and €84 million, respectively (see Note 46.1).

26.2	Defined-benefit plans and other long-term commitments

Pension commitments in defined-benefit plans correspond mainly to employees who have retired or taken early retirement from the Group and to certain groups of employees still active in the Group in the case of pension benefits, and to most active employees in the case of permanent disability and death benefits.

A breakdown of the Group’s total amounts for pension commitments in defined-benefit plans and other post-employment commitments (such as early retirement and welfare benefits) for the last five years can be found in the table below. The commitments are recognized under the heading “Provisions – Provisions for pensions and similar obligations” of the corresponding accompanying consolidated balance sheets (see Note 25).

	Millions of Euros
Commitments and Plan Assets in Defined-Benefit Plans and Other Post-Employment Commitments	2012	2011	2010	2009	2008
Pension and post-employment benefits	8,205	7,680	8,082	7,996	7,987
Assets and insurance contracts coverage	2,430	2,122	2,102	1,750	1,628
Net assets	(2)	(19)	-	-	-
Net liabilities (*)	5,777	5,577	5,980	6,246	6,359
(*) Registered under the heading “Provisions - Provisions for pensions and similar obligations” of the accompanying consolidated balance sheets

This information is presented below in greater detail, broken down by beneficiaries from Group companies in Spain and other beneficiaries, for 2012, 2011 and 2010.

				Millions of Euros
	Commitments in Spain			Commitments Abroad			Total BBVA Group
Pensions and Early-Retirement Commitments and Welfare Benefits: Spain and Abroad	2012	2011	2010	2012	2011	2010	2012	2011	2010
Post-employment benefits
Pension commitments	3,029	2,773	2,857	1,212	1,026	1,122	4,241	3,799	3,979
Early retirements	2,758	2,904	3,106	-	-	-	2,758	2,904	3,106
Post-employment welfare benefits	221	204	220	985	773	777	1,206	977	997
Total post-employment benefits (1)	6,008	5,881	6,183	2,197	1,799	1,899	8,205	7,680	8,082
Insurance contracts coverage
Pension commitments	389	379	430	-	-	-	389	379	430
Other plan assets
Pension commitments	-	-	-	1,145	1,010	1,052	1,145	1,010	1,052
Post-employment welfare benefits	-	-	-	895	733	620	895	733	620
Total plan assets and insurance contracts coverage (2)	389	379	430	2,041	1,743	1,672	2,430	2,122	2,102
Total net commitments (1) - (2)	5,619	5,502	5,753	156	56	227	5,775	5,558	5,980
of which:
Net assets	-	-	-	(2)	(19)	-	(2)	(19)	-
Net liabilities (*)	5,619	5,502	5,753	158	75	227	5,777	5,577	5,980
(*) Registered under the heading “Provisions - Provisions for pensions and similar obligations” of the accompanying consolidated balance sheets

The balance under the heading “Provisions - Provisions for pensions and similar obligations” of the accompanying consolidated balance sheets as of December 31, 2012 includes €245 million, for commitments for post-employment benefits maintained with previous members of the Board of Directors and the Bank’s Management Committee.

In addition to the commitments to employees indicated above, the Group has other less relevant commitments. These include long-service awards granted to certain groups of employees when they complete a given number of years of effective service.

As of December 31, 2012, 2011 and 2010, the actuarial liabilities for the outstanding awards amounted to €50 million, €43 million and €39 million, respectively. Of those sums, €11 million (in the three years) corresponded to Spanish companies and €39 million, €32 million and €28 million to companies and branches abroad, respectively. The commitments above are recognized under the heading “Other provisions” of the accompanying consolidated balance sheets (see Note 25).

The net charges registered in the accompanying consolidated income statements and under the heading “Equity” of the accompanying consolidated balance sheets (see Note 2.2.12) for the commitments in post-employment benefits in entities in Spain and abroad are as follows:

		Millions of Euros

Total Post-employments Benefits BBVA Group: Income Statements and Equity Effects.	Notes	2012	2011	2010
Interest and similar expenses	39.2	257	259	259
Interest cost		367	376	375
Expected return on plan assets		(110)	(118)	(116)
Personnel expenses		138	131	121
Defined-contribution plan expense	46.1	84	80	84
Defined-benefit plan expense	46.1	54	51	37
Provision - Pension funds and similar obligations	48	433	364	405
Pension funds		-	13	9
Early retirements		373	290	301
Other provisions		60	61	95
Total Effects in Income Statements: Debit (Credit)		827	754	785
		-	-
Total Effects in equity: Debit (Credit) (*)		316	9	64
(*)

Correspond to actuarial losses (gains) arising from pension commitments and certain welfare benefits recognized in “Valuation Adjustments”. For Early retirements are recognized in the Income Statements (see Note 2.2.12.).

(*)

Corresponds to actuarial losses (gains) arising from post-employment pension commitments and certain social benefits due basically to interest rate adjustments to the valuation of the commitments under IAS-19. Those corresponding to early retirement and other similar items are recognized with a charge to earnings (see Note 2.2.12).

26.2.1	Commitments in Spain

The most significant actuarial assumptions used as of December 31, 2012, 2011 and 2010 to quantify these commitments with employees in Spain are as follows:

Actuarial Assumptions Commitments with employees in Spain	2012	2011	2010
Mortality tables	PERM/F 2000P.	PERM/F 2000P.	PERM/F 2000P.
Discount rate (cumulative annual)	3.5%	4.5%	4.5%
Consumer price index (cumulative annual)	2%	2%	2%
Salary growth rate (cumulative annual)	At least 3%	At least 3%	At least 3%
Retirement age	First date at which the employees are entitled to retire or contractually agreed at the individual level in the case of early retirements

(*)	The interest rate used to discount the commitments has been determined by reference to high quality corporate bonds (Note 2.212).

Changes in the main assumptions can affect the calculation of the commitments. Should the discount interest rate have increased or decreased by 50 basis points, an impact on equity for the commitments in Spain would have been registered for approximately €128 million and €138 million net of tax, with a charge in “Valuation adjustments”.

The breakdown of the various commitments to employees in Spain is as follows:

Pension commitments

To fund some pension commitments in Spain, insurance contracts have been written with insurance companies not related to the Group. These commitments are funded by plan assets and therefore are presented in the accompanying consolidated balance sheets for the net amount of the commitment less plan assets. As of December 31, 2012, 2011 and 2010, the plan assets related to the aforementioned insurance contracts (for €389 million, €379 million and €430 million, respectively) equaled the amount of the commitments covered; therefore, no amount for this item has been recorded in the accompanying consolidated balance sheets.

The rest of commitments for pensions in Spain include defined-benefit commitments for which insurance has been contracted with BBVA Seguros, S.A. de Seguros y Reaseguros, which is 99.95% owned by the Group. As it is an entity consolidated within the BBVA Group, the assets in which the insurance company has invested the amount of the policies cannot be considered plan assets under IAS 19 and are presented in the accompanying consolidated balance sheets under different headings of “assets”, depending on the classification of their corresponding financial instruments. The commitments are recognized under the heading “Provisions – Provisions for pensions and similar obligations” of the accompanying consolidated balance sheets (see Note 25).

Early retirement

In 2012, the Spanish companies in the Group offered certain employees the possibility of taking early retirement before the age stipulated in the collective labor agreement in force. This offer was accepted by 633 employees (669 and 683 in 2011 and 2010, respectively).

The early retirement commitments in Spain as of December 31, 2012, 2011 and 2010 are recognized under the heading “Provisions – Provisions for pensions and similar obligations” (see Note 25) in the accompanying consolidated balance sheets and amount to €2,758 million, €2,904 million and €3,106 million, respectively.

The cost of early retirement for the year is recognized under the heading “Provisions expense (net) – Provisions for pensions and similar obligations” in the accompanying consolidated income statements (see Note 48).

Changes in commitments with employees

The changes in the net commitments with employees in Spain in 2012, 2011 and 2010 are as follows:

	Millions of Euros
Net Commitments in Spain : Changes in the year 2012	Pensions	Early Retirements	Welfare Benefits	Total Spain
Balance at the Beginning	2,394	2,904	204	5,502
Interest cost	105	110	9	224
Expected return on plan assets	-	-	-	-
Current service cost	9	-	3	12
Cost for early retirements	-	239	-	239
Past service cost or changes in the plan	-	-	-	-
Benefits paid in the period	(175)	(609)	(17)	(801)
Acquisitions and divestitures	25	37	3	65
Effect of curtailments and settlements	-	-	-	-
Contributions in the period	-	-	-	-
Actuarial gains and losses	282	80	17	379
Exchange differences	-	-	-	-
Other changes	-	(3)	3	-
Balance at the End	2,640	2,758	221	5,619
of which:
Commitments to retired employees	2,484	2,758	161	5,403
Vested contingencies in respect of current employees	156	-	60	216

	Millions of Euros
Net Commitments in Spain : Changes in the year 2011	Pensions	Early Retirements	Welfare Benefits	Total Spain
Balance at the Beginning	2,427	3,106	220	5,753
Interest cost	106	121	10	237
Expected return on plan assets	-	-	-	-
Current service cost	10	-	2	12
Cost for early retirements	-	297	-	297
Past service cost or changes in the plan	-	-	-	-
Benefits paid in the period	(161)	(611)	(18)	(790)
Acquisitions and divestitures	-	-	-	-
Effect of curtailments and settlements	-	-	-	-
Contributions in the period	-	-	-	-
Actuarial gains and losses	10	(3)	(4)	3
Exchange differences	-	-	-	-
Other changes	2	(6)	(6)	(10)
Balance at the End	2,394	2,904	204	5,502
of which:
Commitments to retired employees	2,290	2,904	162	5,356
Vested contingencies in respect of current employees	104	-	42	146

	Millions of Euros
Net Commitments in Spain : Changes in the year 2010	Pensions	Early Retirements	Welfare Benefits	Total Spain
Balance at the Beginning	2,491	3,309	222	6,022
Interest cost	107	127	10	244
Expected return on plan assets	-	-	-	-
Current service cost	4	-	2	6
Cost for early retirements	-	296	-	296
Past service cost or changes in the plan	-	-	-	-
Benefits paid in the period	(170)	(627)	(18)	(815)
Acquisitions and divestitures	-	-	-	-
Effect of curtailments and settlements	-	-	-	-
Contributions in the period	-	-	-	-
Actuarial gains and losses	(9)	6	(1)	(4)
Exchange differences	-	-	-	-
Other changes	4	(5)	5	4
Balance at the End	2,427	3,106	220	5,753
of which:
Commitments to retired employees	2,335	3,106	180	5,621
Vested contingencies in respect of current employees	92	-	40	132

26.2.2	Commitments abroad

The main defined-benefit plans with employees abroad correspond to those in Mexico, Portugal and the United States, which jointly account for 92% of the total commitments with employees abroad as of December 31, 2012, and 25% of the total commitments with employees in the Group as a whole (94% and 22%, and 95% and 22%, respectively, as of December 31, 2011 and 2010). These commitments are not available for new employees.

As of December 31, 2012, 2011 and 2010, the breakdown by country of the various commitments with employees of the BBVA Group abroad is as follows:

				Millions of Euros
	Commitments			Plan Assets			Net Commitments
Post-Employment Commitments Abroad	2012	2011	2010	2012	2011	2010	2012	2011	2010
Pension Commitments
Mexico	573	491	508	606	520	519	(33)	(29)	(11)
The United States	313	285	236	293	283	191	20	2	45
Portugal	170	154	288	173	154	290	(3)	-	(2)
Rest of countries	156	97	90	73	53	52	84	44	38
Subtotal	1,212	1,027	1,122	1,145	1,010	1,052	67	16	70
Post-Employment Welfare Benefits
Mexico	970	761	766	895	732	620	75	29	146
The United States	-	-	-	-	-	-	-	-	-
Portugal	-	-	-	-	-	-	-	-	-
Rest of countries	15	12	11	-	1	-	15	11	11
Subtotal	985	773	777	895	733	620	90	40	157
Total	2,197	1,800	1,899	2,041	1,743	1,672	156	57	227

The plan assets related to these commitments are to be used directly to settle the vested obligations and meet the following conditions: they are not owned by the Group entities, they are available only to pay post-employment benefits, and they cannot be returned to the Group entities.

The vested obligations related to these commitments are presented in the accompanying consolidated balance sheets net of the plan assets under the heading “Provisions - Provisions for pensions and similar obligations” (see Note 25).

Commitments with employees in Mexico

In Mexico, the main actuarial assumptions used in quantifying the commitments with employees as of December 31, 2012, 2011 and 2010, are as follows:

Post-Employment Actuarial Assumptions in Mexico	2012	2011	2010
Mortality tables	EMSSA 97	EMSSA 97	EMSSA 97
Discount rate (cumulative annual)	8.20%	8.75%	8.75%
Consumer price index (cumulative annual)	3.75%	3.75%	3.75%
Medical cost trend rate	6.75%	6.75%	6.75%
Expected rate of return on plan assets	7.00%	8.25%	9.00%

—	Pension commitments in Mexico: The changes in these commitments and plan assets in 2012, 2011 and 2010 for all of the Group’s companies in Mexico are as follows:

				Millions of Euros
	Commitments			Plan Assets			Net Commitments
Pension Commitments and Plan Assets in Mexico: Changes in the period	2012	2011	2010	2012	2011	2010	2012	2011	2010
Balance at the Beginning	491	508	398	520	519	424	(29)	(11)	(26)
Interest cost	44	41	40	-	-	-	44	41	40
Expected return on plan assets	-	-	-	38	40	42	(38)	(40)	(42)
Current service cost	8	7	7	-	-	-	8	7	7
Past service cost or changes in the plan	(11)	-	8	-	-	-	(11)	-	8
Benefits paid in the period	(37)	(34)	(36)	(37)	(34)	(36)	-	-	-
Effect of curtailments and settlements	-	-	-	-	-	-	-	-	-
Contributions in the period	-	-	-	1	30	45	(1)	(30)	(45)
Actuarial gains and losses	53	7	33	58	5	66	(5)	2	(33)
Exchange differences	25	(40)	57	26	(41)	61	(1)	1	(4)
Other changes	-	2	-	-	1	(83)	-	1	83
Balance at the End	573	491	508	606	520	519	(33)	(29)	(11)

As of December 31, 2012, 2011 and 2010, the plan assets covering these obligations correspond entirely to fixed-income securities. In 2012, 2011 and 2010, the return on these assets amounted to €96 million, €45 million and €108 million, respectively.

—	Post-employment welfare benefits in Mexico: The changes in these commitments and plan assets in 2012, 2011 and 2010 for all the Group’s companies in Mexico are as follows:

				Millions of Euros
	Commitments			Plan Assets			Net Commitments
Welfare Benefits Commitments and Plan Assets in Mexico: Changes in the period	2012	2011	2010	2012	2011	2010	2012	2011	2010
Balance at the Beginning	761	766	511	732	620	342	29	146	169
Interest cost	70	63	54	-	-	-	70	63	54
Expected return on plan assets	-	-	-	55	50	45	(55)	(50)	(45)
Current service cost	26	24	19	-	-	-	26	24	19
Past service cost or changes in the plan	-	-	-	-	-	-	-	-	-
Benefits paid in the period	(26)	(23)	(18)	(26)	(23)	(18)	-	-	-
Effect of curtailments and settlements	(7)	(10)	-	-	-	-	(7)	(10)	-
Contributions in the period	-	-	-	2	124	69	(2)	(124)	(69)
Actuarial gains and losses	108	8	127	96	15	49	12	(7)	78
Exchange differences	38	(67)	73	37	(54)	49	1	(13)	24
Other changes	-	-	-	-	-	84	-	-	(84)
Balance at the End	970	761	766	895	732	620	75	29	146

As of December 31, 2012, 2011 and 2010, the plan assets covering these obligations corresponded entirely to fixed-income securities, whose return amounted to €151 million, €65 million and €94 million, respectively.

The sensitivity analysis to changes in medical cost trend rates for 2012 is as follows:

	Millions of Euros
Welfare Benefits in Mexico. Sensitivity Analysis	1% Increase	1% Decrease
Increase/Decrease in current service cost and interest cost	26	(20)
Increase/Decrease in commitments	197	(154)

Pension commitments in the United States

In the United States, the main actuarial assumptions used in quantifying the commitments with employees as of December 31, 2012, 2011 and 2010, are as follows:

Post-Employment Actuarial Assumptions in the United States	2012	2011	2010
Mortality tables	RP 2000 Projected & adjusted	RP 2000 Projected & adjusted	RP 2000 Projected
Discount rate (cumulative annual)	4.03%	4.28%	5.44%
Consumer price index (cumulative annual)	2.50%	2.50%	2.50%
Salary growth rate (cumulative annual)	3.50%	3.50%	3.50%
Expected rate of return on plan assets	3.20%	6.41%	7.50%

The changes of these commitments and plan assets in 2012, 2011 and 2010 for all of the Group’s companies in the United States are as follows:

				Millions of Euros
	Commitments			Plan Assets			Net Commitments
Pensions Net Commitments in the United States Changes in the period	2012	2011	2010	2012	2011	2010	2012	2011	2010
Balance at the Beginning	285	236	195	283	191	163	2	45	32
Interest cost	13	11	12	-	-	-	13	11	12
Expected return on plan assets	-	-	-	9	14	13	(9)	(14)	(13)
Current service cost	6	4	5	-	-	-	6	4	5
Cost for early retirements	-	-	-	-	-	-	-	-	-
Past service cost or changes in the plan	-	-	-	-	-	-	-	-	-
Benefits paid in the period	(8)	(9)	(7)	(5)	(8)	(7)	(3)	(1)	-
Acquisitions and divestitures	-	(8)	-	-	(8)	-	-	-	-
Effect of curtailments and settlements	-	(3)	-	-	-	-	-	(3)	-
Contributions in the period	-	-	-	-	33	2	-	(33)	(2)
Actuarial gains and losses	20	46	16	8	53	7	12	(7)	9
Exchange differences	(5)	7	14	(5)	6	12	0	1	2
Other changes	2	-	1	3	2	-	(1)	(2)	1
Balance at the End	313	285	236	293	283	191	20	2	45

The distribution of the main categories of plan assets related to these commitments as of 31 December, 2012, 2011 and 2010 for all the companies in the United States is as follows:

		Percentage
Plan Assets Categories for Pension Commitments in the United States	2012	2011	2010
Equity instruments	-	-	62.4
Debt securities	98.7	93.0	35.7
Property, Land and Buildings	-	-	-
Cash	1.3	7.0	1.9
Other investments	-	-	-

In 2012, 2011 and 2010, the return on plan assets related to these pension commitments reached €17 million, €67 million, and €20 million, respectively.

Post-employment and welfare benefits in other countries

The changes in these commitments and plan assets in 2012, 2011 and 2010 for all of the Group’s remaining companies abroad are as follows:

				Millions of Euros
	Commitments			Plan Assets			Net Commitments
Pensions Net Commitments ans Welfare Benefits in Other Countries. Changes in the period	2012	2011	2010	2012	2011	2010	2012	2011	2010
Balance at the Beginning	263	389	414	209	341	365	54	47	49
Interest cost	16	24	25	-	-	-	16	24	25
Expected return on plan assets	-	-	(2)	8	14	14	(8)	(14)	(16)
Current service cost	2	4	1	-	-	-	2	4	1
Cost for early retirements	-	13	9	-	-	-	-	13	9
Past service cost or changes in the plan	38	-	(1)	-	-	(2)	38	-	1
Benefits paid in the period	(8)	(190)	(16)	(0)	(186)	(16)	(8)	(3)	-
Acquisitions and divestitures	-	(1)	-	-	(1)	-	-	-	-
Effect of curtailments and settlements	-	-	-	-	-	-	-	-	-
Contributions in the period	0	(1)	(1)	3	35	19	(3)	(36)	(20)
Actuarial gains and losses	25	(3)	(26)	13	(14)	(44)	12	11	18
Exchange differences	(3)	-	4	(1)	-	-	(2)	-	4
Other changes	9	27	(18)	14	21	5	(5)	6	(23)
Balance at the End	342	263	389	246	209	341	96	54	47

26.2.3 Estimated future payments for commitments with BBVA Group employees

The estimated benefit payments over the next ten years for all the companies in Spain, Mexico, Portugal and the United States are as follows:

	Millions of Euros
Expected Future Benefits for Post-Employment Commitments	2013	2014	2015	2016	2017	2018- 2022
Commitments Spain	784	711	652	587	516	1,619
Of which early retirement Spain	581	520	463	400	329	737
Commitments Mexico	67	67	72	79	86	520
Commitments Portugal	-	-	-	-	-	-
Commitments The United States	10	10	11	12	13	78
Total	861	789	736	678	615	2,217

27.	Common stock

As of December 31, 2012, BBVA’s share capital amounted to €2,669,936,277.05, divided into 5,448,849,545 fully subscribed and paid-up registered shares, all of the same class and series, at €0.49 par value each, represented through book-entry accounts. All of the Bank shares carry the same voting and dividend rights, and no single stockholder enjoys special voting rights. There are no shares that do not represent an interest in the Bank’s common stock.

The Bank’s shares are traded on the continuous market in Spain, as well as on the London and Mexico stock markets. BBVA American Depositary Shares (ADSs) traded on the New York Stock Exchange are also traded on the Lima Stock Exchange (Peru), under an exchange agreement between these two markets.

Also, as of December 31, 2012, the shares of BBVA Banco Continental, S.A., Banco Provincial S.A., BBVA Colombia, S.A., BBVA Chile, S.A., BBVA Banco Francés, S.A. and AFP Provida were listed on their respective local stock markets, the last two also being listed on the New York Stock Exchange. BBVA Banco Francés, S.A. is also listed on the Latin American market of the Madrid Stock Exchange.

As of December 31, 2012, Chase Nominees Ltd., State Street Bank and Trust Co. and The Bank of New York Mellon, SA NV, in their capacity as international custodian/depositary banks, held 7.214%, 6.719% and 4.898% of BBVA common stock, respectively. Of said positions held by the custodian banks, BBVA is not aware of any individual shareholders with direct or indirect holdings greater than or equal to 3% of BBVA common stock.

On February 4, 2010, the Blackrock, Inc. company reported to the Spanish Securities and Exchange Commission (CNMV) that, as a result of the acquisition (on December 1, 2009) of the Barclays Global Investors (BGI) company, it now has an indirect holding of BBVA common stock totaling 4.453% through the Blackrock Investment Management Company.

BBVA is not aware of any direct or indirect interests through which control of the Bank may be exercised. BBVA has not received any information on stockholder agreements including the regulation of the exercise of voting rights at its annual general meetings or restricting or placing conditions on the free transferability of BBVA shares. No agreement is known that could give rise to changes in the control of the Bank.

The changes in the heading “Common Stock” of the accompanying consolidated balance sheets are due to the following common stock increases:

Capital Increase	Number of Shares	Common Stock (Millions of Euros)
As of December 31, 2010	4,490,908,285	2,201
Dividend option - April 2011	60,694,285	30
Convertible bonds conversion - July 2011	273,190,927	134
Dividend option - October 2011	78,413,506	38
As of December 31, 2011	4,903,207,003	2,403
Convertible bonds conversion - April 2012	157,875,375	77
Dividend option - April 2012	82,343,549	40
Convertible bonds conversion - July 2012	238,682,213	117
Dividend option - October 2012	66,741,405	33
As of December 31, 2012	5,448,849,545	2,670

2012

—

“Dividend Option” Program: The AGM held on March 16, 2012, under Point Four of the Agenda, resolved to perform two common stock increases, charged to voluntary reserves, to once again implement the program called the “Dividend Option” (see Note 4). This confers authority on the Board of Directors, pursuant to article 297.1 a) of the Corporations Act, to indicate the date on which said common stock increases should be carried out, within one year of the date on which the agreements are made.

On April 11, 2012, the Executive Committee, acting on the resolution of the Board of Directors of March 28, 2012, approved the execution of the first of the capital increases charged to reserves agreed by the Annual General Meeting of shareholders on March 16, 2012, in order to execute the “Dividend Option.” As a result of this increase, the Bank’s common stock increased by €40,348,339.01, through the issue and circulation of 82,343,549 shares with a €0.49 par value each.

Likewise, BBVA’s Board of Directors, at its meeting on September 26, 2012, agreed to carry out the second common stock increase under the heading of reserves, in accordance with the terms and conditions agreed upon by the AGM of March 16, 2012. As a result of this increase, the Bank’s common stock increased by €32,703,288.45 through the issue and circulation of 66,741,405 shares with a €0.49 par value each.

—	Convertible Bonds-December 2011: On March 30, 2012 there was a voluntary conversion by holders of Convertible Bonds for a total of €955 million.

An increase in the Bank’s common stock was carried out to pay for this conversion by the issue and distribution of 157,875,375 ordinary shares at a par value of €0.49 each, amounting to a total of €77,358,933.75, with the share premium being €877,313,458.8750 (see Note 28).

In addition, on June 30, 2012 there was a partial mandatory conversion of the outstanding Convertible Bonds as of that date, through a reduction of 50% in their nominal value. Following the execution of these conversions (see Note 23.4), the nominal amount of outstanding Convertible Bonds is €1,238 million.

An increase in the Bank’s common stock was carried out to pay for this conversion by the issue and distribution of 238,682,213 ordinary shares at a par value of €0.49 each, amounting to a total of €116,954,284.37, with the share premium being €1,120,469,780.7072 (see Note 28).

2011

—

“Dividend Option” Program: The AGM held on March 11, 2011, under Point Five of the Agenda, resolved to perform two common stock increases, charged to voluntary reserves to implement the program called the “Dividend Option”. This confers authority on the Board of Directors, pursuant to article 297.1 a) of the Corporations Act, to indicate the date on which said common stock increases must be carried out, within one year of the date on which the agreements are made.

At its meeting on March 29, 2011, BBVA’s Board of Directors agreed to carry out the first capital increase charged to reserves as agreed by the AGM of March 11, 2011. As a result of this increase, the Bank’s common stock increased by €29,740,199.65 through the issue and circulation of 60,694,285 shares with a €0.49 par value each.

Likewise, BBVA’s Board of Directors, at its meeting on September 27, 2011, agreed to carry out the second common stock increase under the heading of reserves, in accordance with the terms and conditions agreed upon by the AGM of March 11, 2011. As a result of this increase, the Bank’s common stock increased by €38,422,617.94 through the issue and circulation of 78,413,506 shares with a €0.49 par value each.

—

Convertible Bonds-September 2009: At its meeting on June 22, 2011, the Board of Directors of BBVA agreed to the mandatory conversion of all the Convertible Bonds-September 2009 (see Note 23.4). The conversion took place on July 15, 2011, an interest payment date, according to the procedure established to that effect under the terms and conditions of the issue.

An increase in the Bank’s common stock was carried out to pay for this conversion by the issue and distribution of 273,190,927 ordinary shares at a par value of €0.49 each, amounting to a total of €133,863,554.23, with the share premium being €1,866,057,945.96 (see Note 28).

2010

—

At the meeting held on November 1, 2010, the BBVA Board of Directors, under the delegation conferred by the AGM on March 13, 2009 under Point Five of the Agenda, agreed to carry out an increase of the Bank’s common stock with a preemptive subscription right for shareholders. This common stock increase totaled €364,040,190.36, through the issue and circulation of 742,939,164 new ordinary shares with a €0.49 par value each and represented through book-entry accounts. The subscription price of the shares was €6.75 per share, of which €0.49 corresponded to the par value and €6.26 corresponded to the share premium (see Note 28); therefore, the total effective amount of the common stock increase was €5,014,839,357.

Other resolutions of the General Shareholders Meeting on the issue of shares and other securities

—

Common stock increases: The Bank’s AGM held on March 16, 2012 agreed, in Point Three of the Agenda, to confer authority on the Board of Directors to increase common stock in accordance with Article 297.1.b) of the Corporations Act, on one or several occasions, within the legal deadline of five years from the date the resolution takes effect, up to the maximum nominal amount of 50% of the subscribed and paid-up common stock on the date on which the resolution is adopted. Likewise, an agreement was made to enable the Board of Directors to exclude the preemptive subscription right on those common stock increases in line with the terms of Article 506 of the Corporations Act. This authority is limited to 20% of the common stock of the Bank on the date the agreement is adopted.

—

Convertible securities: At the AGM held on March 16, 2012 the shareholders resolved, in Point Five of the Agenda, to delegate to the Board of Directors for a five-year period the right to issue bonds, convertible and/or exchangeable into BBVA shares, for a maximum total of €12,000 million. The powers include the right to establish the different aspects and conditions of each issue; to exclude the pre-emptive subscription right of shareholders in accordance with the Corporations Act; to determine the basis and methods of conversion and/or exchange; and to increase the Bank’s common stock as required to address the conversion commitments.

—

Other securities: The Bank’s AGM held on March 11, 2011, in Point Six of the agenda, agreed to delegate to the Board of Directors, the authority to issue, within the five-year maximum period stipulated by law, on one or several occasions, directly or through subsidiaries, with the full guarantee of the Bank, any type of debt instruments, documented in obligations, bonds of any kind, promissory notes, all type of covered bonds, warrants, mortgage participation, mortgage transfers certificates and preferred securities (that are totally or partially exchangeable for shares already issued by the company itself or by another company, in the market or which can be settled in cash), or any other fixed-income securities, in euros or any other currency, that can be subscribed in cash or in kind, registered or bearer, unsecured or secured by any kind of collateral, including a mortgage guarantee, with or without incorporation of rights to the securities (warrants), subordinate or otherwise, for a limited or indefinite period of time, up to a maximum nominal amount of €250,000 million.

28.	Share premium

The changes in the balances under this heading in the accompanying consolidated balance sheets are due to the common stock increases carried out in 2012 and 2011 (see Note 27), as set out below:

(Millions of Euros)

Share premium
As of December 31, 2010	17,104
Convertible bonds conversion - July 2011	1,866
As of December 31, 2011	18,970
Convertible bonds conversion - April 2012	878
Convertible bonds conversion - July 2012	1,120
As of December 31, 2012	20,968

The amended Spanish Corporation Act expressly permits the use of the share premium balance to increase capital and establishes no specific restrictions as to its use.

29.	Reserves

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

		Millions of Euros
Reserves. Breakdown by concepts	Notes	2012	2011	2010
Legal reserve	29.1	481	440	367
Restricted reserve for retired capital	29.2	387	495	546
Reserves for balance revaluations		27	28	32
Voluntary reserves		6,154	5,854	4,169
Total reserves holding company (*)		7,049	6,817	5,114
Consolidation reserves attributed to the Bank and dependents consolidated companies.		12,623	11,123	9,246
Total Reserves		19,672	17,940	14,360
(*) Total reserves of BBVA, S.A. (See Appendix I).

29.1	Legal reserve

Under the amended Corporations Act, 10% of any profit made each year must be transferred to the legal reserve. These provisions must be made until the legal reserve reaches 20% of the share capital. This limit is reached by BBVA as of December 31, 2012, once the proposal for the allocation of the 2012 earnings is approved (see Note 4).

The legal reserve can be used to increase the common stock provided that the remaining reserve balance does not fall below 10% of the increased capital. While it does not exceed 20% of the common stock, it can only be allocated to offset losses exclusively in the case that there are not sufficient reserves available.

29.2	Restricted reserves

As of December 31, 2012, 2011 and 2010, the Bank’s restricted reserves are as follows:

	Millions of Euros
Restricted Reserves	2012	2011	2010
Restricted reserve for retired capital	88	88	88
Restricted reserve for Parent Company shares and loans for those shares	297	405	456
Restricted reserve for redenomination of capital in euros	2	2	2
Total	387	495	546

The restricted reserve for retired capital originated in the reduction of the nominal par value of the BBVA shares made in April 2000.

The most significant heading corresponds to restricted reserves related to the amount of shares issued by the Bank in its possession at each date, as well as the amount of customer loans outstanding at those dates that were granted for the purchase of, or are secured by, the Bank’s shares.

Finally, pursuant to Law 46/1998 on the introduction of the euro, a restricted reserve is recognized as a result of the rounding effect of the redenomination of the Bank’s common stock in euros.

Furthermore, in the individual financial statements for subsidiaries as of December 31, 2012, 2011 and 2010, restricted reserves for a total of €2,427 million, €2,940 million and €2,612 million, respectively, are taken into consideration.

29.3	Reserves (losses) by entity

The breakdown, by company or corporate group, under the heading “Reserves” in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Reserves Assigned to the Consolidation Process	2012	2011	2010
Accumulated reserves (losses)
Holding Company (*)	10,110	7,711	4,760
BBVA Bancomer Group	5,589	5,070	4,306
BBVA Seguros, S.A.	1,447	1,422	1,275
Corporacion General Financiera, S.A.	1,118	677	1,356
BBVA Banco Provincial Group	906	711	593
Grupo BBVA Chile Group	873	670	540
Compañía de Cartera e Inversiones, S.A.	438	540	141
Anida Grupo Inmobiliario, S.L.	375	369	377
BBVA Suiza, S.A.	294	269	249
BBVA Continental Group	256	217	183
BBVA Luxinvest, S.A.	230	1,231	1,231
BBVA Panamá, S.A.	177	178	147
Grupo BBVA Colombia	79	(38)	(173)
Grupo BBVA Banco Francés	65	(92)	(113)
Bilbao Vizcaya Holding, S.A.	51	157	150
Cidessa Uno, S.L.	30	432	1,016
Compañía Chilena de Inversiones, S.L.	(164)	(84)	(87)
BBVA Portugal Group	(177)	(188)	(207)
Participaciones Arenal, S.L.	(180)	(181)	(181)
BBVA Propiedad S.A.	(233)	(194)	(116)
Anida Operaciones Singulares, S.L.	(850)	(816)	(424)
BBVA USA Bancshares Group	(1,652)	(852)	(960)
Rest	(61)	371	244
Subtotal	18,721	17,580	14,305
Reserves (losses) of entities accounted for using the equity method:
Citic Group	859	431	93
Garanti Turkiye Bankasi Group	127	-	-
Tubos Reunidos, S.A.	50	51	52
Occidental Hoteles Management, S.L.	(91)	(72)	(44)
Rest	6	(50)	(46)
Subtotal	951	360	55
Total Reserves	19,671	17,940	14,361

(*) Correspond to the Reserve of the Bank after adjustments made by the consolidation process.

For the purpose of allocating the reserves and accumulated losses to the consolidated companies and to the parent company, the transfers of reserves arising from the dividends paid and transactions between these companies are taken into account in the period in which they took place.

30.	Treasury stock

In 2012, 2011 and 2010 the Group companies performed the following transactions with shares issued by the Bank:

	2012		2011		2010
Treasury Stock	Number of Shares	Millions of Euros	Number of Shares	Millions of Euros	Number of Shares	Millions of Euros
Balance at beginning	46,398,183	300	58,046,967	552	16,642,054	224
+ Purchases	819,289,736	4,831	652,994,773	4,825	821,828,799	7,828
- Sales and other changes	(850,224,983)	(5,021)	(664,643,557)	(5,027)	(780,423,886)	(7,545)
+/- Derivatives over BBVA shares	-	1	-	(50)	-	45
+/- Other changes	-	-	-	-	-	-
Balance at the end	15,462,936	111	46,398,183	300	58,046,967	552
Of which:
Held by BBVA, S.A.	4,508,380	41	1,431,838	19	2,838,798	84
Held by Corporación General Financiera, S.A.	10,870,987	70	44,938,538	281	55,207,640	468
Held by other subsidiaries	83,569		27,807		529
Average purchase price in euros	5.90		7.39		9.53
Average selling price in euros	6.04		7.53		9.48
Net gain or losses on transactions (Stockholders’ funds-Reserves)		81		(14)		(106)

The percentages of treasury stock held by the Group in 2012, 2011 and 2010 are as follows:

	2012		2011		2010
Treasury Stock	Min	Max	Min	Max	Min	Max
% treasury stock	0.240%	1.886%	0.649%	1.855%	0.352%	2.396%

The number of BBVA shares accepted by the Group in pledge of loans as of December 31, 2012, 2011 and 2010 is as follows:

Shares of BBVA Accepted in Pledge	2012	2011	2010
Number of shares in pledge	132,675,070	119,003,592	107,180,992
Nominal value	0.49	0.49	0.49
% of share capital	2.43%	2.43%	2.39%

The number of BBVA shares owned by third parties but under management of a company in the Group as of December 31, 2012, 2011 and 2010 is as follows:

Shares of BBVA Owned by Third Parties but Managed by the Group	2012	2011	2010
Number of shares property of third parties	109,348,019	104,069,727	96,107,765
Nominal value	0.49	0.49	0.49
% of share capital	2.01%	2.12%	2.14%

31.	Valuation adjustments

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

		Millions of Euros
Valuation Adjustments	Notes	2012	2011	2010
Available-for-sale financial assets	12.4	(238)	(628)	333
Cash flow hedging		36	30	49
Hedging of net investments in foreign transactions		(243)	(159)	(158)
Exchange differences		(1,164)	(1,623)	(978)
Non-current assets held for sale		(104)	-	-
Entities accounted for using the equity method		(24)	(179)	(16)
Other valuation adjustments (*)		(447)	(228)	-
Total		(2,184)	(2,787)	(770)
(*) Actuarial gains and losses (see note 2.2.12).

The balances recognized under these headings are presented net of tax.

32.	Non-controlling interests

The breakdown by groups of consolidated companies of the balance under the heading “Non-controlling interests” of total equity in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Non-Controlling Interest	2012	2011	2010
BBVA Colombia Group	51	42	36
BBVA Chile Group	495	409	375
BBVA Banco Continental Group	697	580	501
BBVA Banco Provincial Group	883	655	431
BBVA Banco Francés Group	190	162	161
Other companies	56	45	52
Total	2,372	1,893	1,556

These amounts are broken down by groups of consolidated companies under the heading “Profit attributable to non-controlling interests” in the accompanying consolidated income statements:

	Millions of Euros
Net Income attributed to Non-Controlling Interests	2012	2011	2010
BBVA Colombia Group	13	9	8
BBVA Chile Group	100	95	89
BBVA Banco Continental Group	210	165	150
BBVA Banco Provincial Group	265	163	98
BBVA Banco Francés Group	56	43	37
Other companies	7	6	7
Total	651	481	389

33.	Capital base and capital management

Capital base

Bank of Spain Circular 3/2008, of May 22, 2008, and its subsequent amendments (the most recent by Bank of Spain Circulars 4/2011, of November 30, 2011, and 9/2010 of December 22, 2010), on the calculation and control of minimum capital base requirements, regulate the minimum capital base requirements for Spanish credit institutions –both as individual entities and as consolidated groups– and how to calculate them, as well as the various internal capital adequacy assessment processes they should have in place and the information they should disclose to the market.

The minimum capital base requirements established by Circular 3/2008 are calculated according to the Group’s exposure to credit and dilution risk, counterparty and liquidity risk relating to the trading portfolio, exchange-rate risk and operational risk. In addition, the Group must fulfill the risk concentration limits established in said Circular and the internal Corporate Governance obligations.

Circular 3/2008 implements Spanish regulations on capital base and consolidated supervision of financial institutions, as well as adapting Spanish law to the relevant European Union Capital Requirements Directives (CRD), in compliance with the accords by the Committee on Banking Supervision of the Bank for International Settlements in Basel.

Specifically, within the framework of the new accords reached by this Committee, and their implementation by the European Commission, the transfer process to the Spanish solvency regulations under CRD2 (Directives 2009/111, 2009/27 and 2009/83) and CRD3 (Directive 2010/76) was completed. Thus, modifications affecting the definition of eligible capital, transactions related to securitizations, the monitoring of remuneration policies, management of liquidity risks and the requirements for financial instruments held for trading were incorporated into the Spanish regulatory framework.

The BBVA Group complies with the requirements introduced by the implementation of CRD2 and CRD3, and in addition is preparing for the significant modifications that will probably take place in the regulatory framework for the solvency of financial entities in 2013, with respect to both the capital framework for banks (CRD4 and CRR) and insurance entities (“Solvency II”).

As of December 31, 2012, the Bank’s capital exceeded the minimum capital base level required by the aforementioned regulations.

The Group’s bank capital in accordance with the aforementioned Circular 3/2008 as of December 31, 2012, 2011 and 2010 is shown below:

	Millions of Euros
Capital Base	2012	2011	2010
Basic equity	36,393	35,508	34,343
Common Stock	2,670	2,403	2,201
Parent company reserves	38,149	33,656	28,738
Reserves in consolidated companies	1,042	1,552	1,720
Non-controlling interests	2,025	1,669	1,325
Other equity instruments	3,074	5,189	7,164
Deductions (Goodwill and others)	(10,903)	(10,837)	(10,331)
Attributed net income (less dividends)	335	1,876	3,526
Additional equity	4,461	5,944	7,472
Other deductions	(5,272)	(5,303)	(4,477)
Additional equity due to mixed group (**)	1,275	1,070	1,291
Total Equity	36,858	37,218	38,629

Minimum equity required	26,353	26,563	25,137

(*) Provisional data.
(**) Mainly insurance companies in the Group.

The changes in 2012 in the amounts of basic capital shown in the above table are basically due to the exchange differences and the earnings for the year, attributed both to the Group and to non-controlling interests. However, the conversion of the Convertible Bonds mentioned in Notes 23.4 and 27 has had no impact on the total calculation of the Group’s capital base, given that said bonds were already considered eligible for the purposes of the Group’s basic equity from the date on which they were subscribed and paid, since they were mandatory convertible upon maturity. The reduction in additional capital is due to the repayment and conversions of subordinated debt (see Note 23.4).

In addition to that established in Circular 3/2008, Spanish financial groups and entities must comply with the capital requirements set forth by Royal Decree-Law 2/2011 of February 18, 2011 reinforcing the Spanish financial system. This standard was issued for the purpose of reinforcing the solvency of the Spanish financial entities. It thus established a new minimum requirement in terms of core capital on risk-weighted assets which is more restrictive than the one set out in the aforementioned Circular, and that must be greater than 8% or 10%, as appropriate. As of December 31, 2012, the BBVA Group’s ratio exceeded the corresponding minimum requirement of 8%, and stood at 10.5% (provisional figure).

Other requirements on minimum capital levels

Irrespective of the aforementioned requirements, in 2011, the European Banking Authority (EBA) issued the recommendation of reaching, as of June 30, 2012, a new minimum capital level of 9%, in the ratio known as Core Tier 1 (CT1). In addition, this minimum ratio should have a sufficient excess amount to absorb the “sovereign buffer”, calculated based on sovereign exposure (see Note 7.1.5. “Sovereign risk exposure”). As of June 30, 2012, the BBVA Group’s EBA Core Tier I capital stood at 9.9% (before taking into account the sovereign buffer), thus complying with the minimum required level.

The Bank of Spain endorsed these recommendations for the Spanish banks that took part in the exercise conducted by the EBA, extending beyond June 30, 2012 the maintenance of that recommended minimum ratio. As of December 31, 2012, the BBVA Group continues to maintain an EBA Core Tier I capital above the required minimum, at 9.7% (provisional figure).

Other measures affecting the Spanish financial system and the results of the independent stress tests

The Ministry of Economy and Competitiveness and the Bank of Spain agreed on May 21, 2012 to hire independent auditors to carry out an assessment of the balance sheets of the Spanish banking system.

First, an aggregate analysis was carried out to test the resilience of the Spanish banking sector to a scenario of a severe additional downturn in the Spanish economy. A disaggregated exercise was carried out later to determine the capital requirements of each entity, according to the individual risk profiles of each.

In addition, on June 25 the Spanish government formally asked the European Union for financial aid to recapitalize certain Spanish financial institutions. The details and conditions of the agreement reached for the financial aid were announced on July 20. The agreement established an additional series of conditions to be met, even by those entities that have no capital deficits, including compliance with the EBA’s Core Tier I ratio of 9% and new financial reporting requirements on capital, liquidity and loan portfolio quality.

As a result of the agreement mentioned in the above paragraph, in addition to the conditions established in Circular 3/2008, Spanish financial groups and entities must comply with the capital requirements set forth by Royal Decree-Law 24/2012 of August 31, 2012 reinforcing the Spanish financial system. This standard was issued for the purpose of reinforcing the solvency of the Spanish financial entities. It thus established a new minimum requirement in terms of core capital on risk-weighted assets which is more restrictive than the one set out in the aforementioned Circular, and that must be greater than 9%. As of December 31, 2012, although the new requirement had still not come into force, the BBVA Group’s ratio exceeded the corresponding minimum requirement of 9%, and stood at 9.7%.

On September 28, 2012, the Bank of Spain published the results of the stress test conducted on the Spanish banking system by the independent consultancy firm Oliver Wyman. Under this stress test, the capital ratio (tier 1) of the BBVA Group in the worst-case scenario would be 9.6%. This shows that even in the worst stress-test scenario, BBVA’s capital ratio would continue to be above the required minimum.

Capital management

Capital management in the BBVA Group has a twofold aim:

–	Maintain a level of capitalization according to the business objectives in all countries in which it operates and, simultaneously,

–

Maximize the return on shareholders’ funds through the efficient allocation of capital to the different units, a good management of the balance sheet and appropriate use of the various instruments forming the basis of the Group’s equity: shares, preferred securities and subordinate debt.

This capital management is carried out in accordance with the criteria of the Bank of Spain Circular 3/2008 and subsequent amendments both in terms of determining the capital base and the solvency ratios. Prudential and minimum capital requirements also have to be met for the subsidiaries subject to prudential supervision in other countries.

The current regulation allows each entity to apply its own internal ratings-based (IRB) approach to risk assessment and capital management, subject to Bank of Spain approval. The BBVA Group carries out an integrated management of these risks in accordance with its internal policies (see Note 7) and its internal capital estimation model has received the Bank of Spain’s approval for certain portfolios.

Capital is allocated to each operating segment of the BBVA Group (see Note 6) according to economic risk capital (ERC) criteria, which are based on the concept of unexpected loss with a specific confidence level, as a function of a solvency target determined by the Group, at two levels:

–	Core capital, which determines the allocated capital and is used as a reference to calculate the return on equity (ROE) generated by each business; and

–	Total capital, which determines the additional allocation in terms of subordinate debt and preferred securities.

Due to its sensitivity to risk, ERC is an element linked to management policies of the BBVA Group businesses themselves. It standardizes capital allocation among them in accordance with the risks incurred and makes it easier to compare their profitability. The calculation of ERC combines credit risk, market risk, structural risk associated with the balance sheet, equity positions, operational risk, fixed assets risks and technical risks in the case of insurance companies. Internal models were used that have been defined following the guidelines and requirements established under the Basel II Capital Accord, with economic criteria prevailing over regulatory ones.

34.	Contingent risks and commitments

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Contingent Risks and Commitments	2012	2011	2010
Contingent Risks
Collateral, bank guarantees and indemnities	29,976	29,532	28,092
Rediscounts, endorsements and acceptances	36	35	49
Letter of credit and others	7,007	8,062	8,300
Total Contingent Risks	37,019	37,629	36,441
Contingent Liabilities
Balances drawable by third parties:	83,519	86,375	86,790
Credit entities	1,946	2,417	2,303
Government and other government agency	1,360	3,143	4,135
Other resident sectors	21,982	24,119	27,201
Non-resident sector	58,231	56,696	53,151
Other contingent liabilities	6,623	4,313	3,784
Total Contingent Liabilities	90,142	90,688	90,574

Total Contingent Risks and Liabilities	127,161	128,317	127,015

Since a significant portion of the amounts above will reach maturity without any payment obligation materializing for the consolidated companies, the aggregate balance of these commitments cannot be considered as an actual future requirement for financing or liquidity to be provided by the BBVA Group to third parties.

In 2012, 2011 and 2010 no issuance of debt securities carried out by associate entities of the BBVA Group, joint venture entities (accounted for using the equity method) or non-Group entities have been guaranteed.

35.	Assets assigned to other own and third-party obligations

In addition to those assets mentioned in other Notes in these annual financial statements (see Notes 13 and 26) as of December 31, 2012, 2011 and 2010, the assets of consolidated entities that guaranteed their own obligations amounted to €125,174 million, €101,108 million and €81,631 million, respectively. These amounts mainly correspond to loans linked to the issue of long-term covered bonds (see Note 23.3) which, pursuant to the Mortgage Market Act, are admitted as collateral for the issue of covered bonds (€64,386 million as of December 31, 2012) and to assets allocated as collateral for certain lines of short-term finance assigned to the BBVA Group by central banks (€54,013 million as of December 31, 2012).

As of December 31, 2012, 2011 and 2010, there were no other BBVA Group assets linked to any third-party obligations.

36.	Other contingent assets and liabilities

As of December 31, 2012, 2011 and 2010, there were no contingent assets or liabilities for significant amounts other than those registered in these financial statements.

37.	Purchase and sale commitments and future payment obligations

The breakdown of purchase and sale commitments of the BBVA Group as of December 31, 2012, 2011 and 2010 is as follows:

		Millions of Euros
Purchase and Sale Commitments	Notes	2012	2011	2010
Financial instruments sold with repurchase commitments		56,196	75,897	57,883
Central Banks	9	5,614	8,961	82
Credit Institutions	23.1	21,533	22,957	16,314
Government and other government agencies	23.2	16,607	24,016	12,920
Other resident sectors	23.2	8,443	14,154	23,197
Non-resident sectors	23.2	3,999	5,809	5,370
Financial instruments purchased with resale commitments		10,378	11,110	12,916
Central Banks	9	476	495	334
Credit Institutions	13.1	6,783	5,788	7,822
Government and other government agencies	13.2	-	-	9
Other resident sectors	13.2	2,516	4,621	4,624
Non-resident sectors	13.2	602	206	127

Below is a breakdown of the maturity of other future payment obligations, not registered in previous notes, due later than December 31, 2012:

	Millions of Euros
Maturity of Future Payment Obligations	Up to 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years	Total
Finance leases	-	-	-	-	-
Operating leases	136	157	67	69	428
Purchase commitments	38	-	-	-	38
Technology and systems projects	13	-	-	-	13
Other projects	24	-	-	-	24
Total	173	157	67	69	465

38.	Transactions for the account of third parties

As of December 31, 2012, 2011 and 2010, the details of the most significant items under this heading are as follows:

	Millions of Euros
Transactions on Behalf of Third Parties	2012	2011	2010
Financial instruments entrusted by third parties	502,047	537,404	534,243
Conditional bills and other securities received for collection	6,399	4,285	4,256
Securities received in credit	5,915	2,231	999

As of December 31, 2012, 2011 and 2010, the off-balance sheet customer funds managed by the BBVA Group are as follows:

	Millions of Euros
Off-Balance Sheet Customer Funds by Type	2012	2011	2010
Commercialized by the Group
Investment companies and mutual funds	40,118	43,134	41,006
Pension funds	84,500	73,783	72,598
Customer portfolios managed on a discretionary basis	28,138	26,349	25,435
Of which:
Portfolios managed on a discretionary	11,998	11,179	10,494
Commercialized by the Group managed by third parties outside the Group
Investment companies and mutual funds	70	50	76
Pension funds	29	17	21
Saving insurance contracts	-	-	-
Total	152,855	143,333	139,136

39.	Interest income and expense and similar items

39.1	Interest and similar income

The breakdown of the interest and similar income recognized in the accompanying consolidated income statement is as follows:

	Millions of Euros
Interest and Similar Income. Breakdown by Origin.	2012	2011	2010
Central Banks	259	250	239
Loans and advances to credit institutions	382	501	398
Loans and advances to customers	19,247	18,001	16,002
Government and other government agency	901	767	485
Resident sector	5,784	6,069	5,887
Non resident sector	12,562	11,165	9,630
Debt securities	3,651	3,144	3,080
Held for trading	1,225	1,087	956
Available-for-sale financial assets and held-to-maturity investments	2,426	2,057	2,124
Rectification of income as a result of hedging transactions	(369)	(198)	63
Insurance activity	1,049	991	975
Other income	596	540	373
Total	24,815	23,229	21,130

The amounts recognized in consolidated equity in the two periods in connection with hedging derivatives and the amounts derecognized from consolidated equity and taken to the consolidated income statement during these periods are given in the accompanying “Consolidated statements of recognized income and expenses.”

The following table shows the adjustments in income resulting from hedge accounting, broken down by type of hedge:

	Millions of Euros
Adjustments in Income Resulting from Hedge Accounting	2012	2011	2010
Cash flow hedging	52	62	213
Fair value hedging	(421)	(260)	(150)
Total	(369)	(198)	63

39.2	Interest and similar expenses

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
Interest and Similar Expenses. Breakdown by Origin	2012	2011	2010
Bank of Spain and other central banks	350	164	184
Deposits from credit institutions	1,499	1,357	1,081
Customers deposits	4,644	5,127	3,570
Debt certificates	3,008	2,836	2,627
Subordinated liabilities	668	689	829
Rectification of expenses as a result of hedging transactions	(1,180)	(1,025)	(1,587)
Cost attributable to pension funds (Note 26)	256	259	259
Insurance activity	742	694	707
Other charges	354	404	144
Total	10,341	10,505	7,814

The following table shows the adjustments in expenses resulting from hedge accounting, broken down by type of hedge:

	Millions of Euros
Adjustments in Expenses Resulting from Hedge Accounting	2012	2011	2010
Cash flow hedging	9	-	-
Fair value hedging	(1,189)	(1,025)	(1,587)
Total	(1,180)	(1,025)	(1,587)

39.3	Average return on investments and average borrowing cost

The detail of the average return on investments in 2012, 2011 and 2010 is as follows:

	Millions of Euros
	2012			2011			2010
Asset	Average Balances	Interest and Similar Income	Interest Rates (%)	Average Balances	Interest and Similar Income	Interest Rates (%)	Average Balances	Interest and Similar Income	Interest Rates (%)
Cash and balances with central banks	24,574	259	1.05	19,991	250	1.25	21,342	239	1.12
Securities portfolio and derivatives	164,435	4,414	2.68	139,644	3,969	2.84	145,993	3,939	2.70
Loans and advances to credit institutions	25,122	442	1.76	25,209	606	2.40	25,561	497	1.95
Loans and advances to customers	347,336	19,497	5.61	334,898	18,190	5.43	333,023	16,296	4.89
Euros	217,533	7,267	3.34	219,864	7,479	3.40	219,857	7,023	3.19
Foreign currency	129,802	12,230	9.42	115,034	10,712	9.31	113,167	9,273	8.19
Other finance income	-	-	-	-	-	-	-	-	-
Other assets	46,613	203	0.44	37,074	214	0.58	32,895	158	0.48
Totals	608,081	24,815	4.08	556,816	23,229	4.17	558,814	21,130	3.78

The average borrowing cost in 2012, 2011 and 2010 is as follows:

	Millions of Euros
	2012			2011			2010
Liabilities	Average Balances	Interest and Similar Expenses	Interest Rates (%)	Average Balances	Interest and Similar Expenses	Interest Rates (%)	Average Balances	Interest and Similar Expenses	Interest Rates (%)
Deposits from central banks and credit institutions	104,231	2,089	2.00	74,027	1,881	2.54	80,177	1,515	1.89
Customer deposits	271,828	4,531	1.67	269,842	5,176	1.92	259,330	3,551	1.37
Euros	146,996	1,828	1.24	153,773	2,295	1.49	121,956	1,246	1.02
Foreign currency	124,832	2,703	2.16	116,069	2,881	2.48	137,374	2,304	1.68
Debt certificates and subordinated liabilities	102,563	2,783	2.71	108,735	2,590	2.38	119,685	2,126	1.78
Other finance expenses	-	-	-	-	-	-	-	-	-
Other liabilities	86,627	938	1.08	65,515	858	1.31	66,542	622	0.94
Equity	42,832	-	0.00	38,696	-	-	33,079	-	-
Totals	608,081	10,341	1.70	556,816	10,505	1.89	558,814	7,814	1.40

The change in the balance under the headings “Interest and similar income” and “Interest and similar expenses” in the accompanying consolidated income statements is the result of changing prices (price effect) and changing volume of activity (volume effect), as can be seen below:

	Millions of Euros
	2012 / 2011			2011 / 2010
Interest Income and Expense and Similar Items. Change in the Balance	Volume Effect (1)	Price Effect (2)	Total Effect	Volume Effect (1)	Price Effect (2)	Total Effect
Cash and balances with central banks	57	(48)	9	(15)	26	11
Securities portfolio and derivatives	705	(260)	445	(171)	201	30
Loans and advances to credit institutions	(2)	(162)	(164)	(7)	115	108
Loans and advances to customers	676	631	1,307	92	1,802	1,894
Euros	(79)	(133)	(212)	-	456	456
Foreign currency	1,375	143	1,519	153	1,285	1,438
Other assets	55	(66)	(11)	20	36	56
Interest and similar incomes	2,139	(552)	1,586	(76)	2,175	2,099
Deposits from central banks and credit institutions	768	(560)	208	(116)	482	366
Customer deposits	38	(683)	(645)	144	1,481	1,625
Euros	(101)	(366)	(467)	325	724	1,049
Foreign currency	217	(396)	(178)	(357)	934	576
Debt certificates and subordinated liabilities	(147)	341	194	(195)	658	463
Other liabilities	277	(197)	79	(10)	245	236
Interest and similar expenses	967	(1,131)	(164)	(28)	2,719	2,691
Net Interest Income			1,750			(592)
(1) The volume effect is calculated as the result of the interest rate of the initial period multiplied by the difference between the average balances of both periods.
(2) The price effect is calculated as the result of the average balance of the last period multiplied by the difference between the interest rates of both periods.

40.	Income from equity instruments

The balances for this heading in the accompanying consolidated income statements correspond to dividends on shares and equity instruments other than those from shares in entities accounted for using the equity method (see Note 41), as can be seen in the breakdown below:

	Millions of Euros
Dividend Income	2012	2011	2010
Dividends from:
Financial assets held for trading	106	119	157
Available-for-sale financial assets	284	443	372
Total	390	562	529

41.	Share of profit or loss of entities accounted for using the equity method

The breakdown of the share of profit or loss of entities accounted for using the equity method in the accompanying consolidated income statements is as follows:

	Millions of Euros
Investments in Entities Accounted for Using the Equity Method	2012	2011	2010
CITIC Group	726	602	337
Grupo Garanti	312	192
Corporación IBV Participaciones Empresariales, S.A.	5	6	16
Occidental Hoteles Management, S.L.	(3)	(19)	(29)
Metrovacesa, S.A.	(31)	-	-
I+D MEXICO, S.A. DE C.V.	-	-	3
Rest	30	6	4
Total	1,039	787	331

42.	Fee and commission income

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
Fee and Commission Income	2012	2011	2010
Commitment fees	186	157	133
Contingent risks	334	302	282
Letters of credit	56	51	45
Bank and other guarantees	278	251	237
Arising from exchange of foreign currencies and banknotes	24	25	19
Collection and payment services income	2,881	2,560	2,500
Bills receivables	77	66	60
Current accounts	381	348	402
Credit and debit cards	1,756	1,518	1,384
Checks	222	228	263
Transfer and others payment orders	313	276	274
Rest	132	124	117
Securities services income	1,120	1,079	1,142
Securities underwriting	100	70	64
Securities dealing	194	192	181
Custody securities	328	329	357
Investment and pension funds	375	372	414
Rest assets management	123	116	126
Counseling on and management of one-off transactions	7	12	11
Financial and similar counseling services	41	56	60
Factoring transactions	38	33	29
Non-banking financial products sales	97	90	102
Other fees and commissions	562	560	586
Total	5,290	4,874	4,864

43.	Fee and commission expenses

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
Fee and Commission Expenses	2012	2011	2010
Brokerage fees on lending and deposit transactions	3	4	5
Fees and commissions assigned to third parties	817	682	571
Credit and debit cards	685	554	449
Transfers and others payment orders	42	31	27
Securities dealing	11	14	13
Rest	79	83	82
Other fees and commissions	314	294	255
Total	1,134	980	831

44.	Net gains (losses) on financial assets and liabilities (net)

The breakdown of the balance under this heading, by source of the related items, in the accompanying consolidated income statements is as follows:

	Millions of Euros
Gains (Losses) on Financial Assets and Liabilities Breakdown by Heading of the Balance Sheet	2012	2011	2010
Financial assets held for trading	653	1,004	640
Other financial assets designated at fair value through profit or loss	70	16	18
Other financial instruments not designated at fair value through profit or loss	913	50	714
Available-for-sale financial assets	801	80	652
Loans and receivables	51	27	25
Rest	61	(57)	37
Total	1,636	1,070	1,372

The breakdown of the balance under this heading in the accompanying income statements by the nature of financial instruments is as follows:

	Millions of Euros
Gains (Losses) on Financial Assets and Liabilities Breakdown by Nature of the Financial Instrument	2012	2011	2010
Debt instruments	1,101	452	772
Equity instruments	(51)	(326)	(374)
Loans and advances to customers	38	31	33
Derivatives	591	839	845
Customer deposits	30	4	-
Rest	(73)	70	96
Total	1,636	1,070	1,372

The breakdown of the balance of the impact of the derivatives (trading and hedging) under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
Derivatives Trading and Hedging	2012	2011	2010
Trading derivatives
Interest rate agreements	473	(195)	133
Security agreements	(63)	827	712
Commodity agreements	(12)	42	(5)
Credit derivative agreements	(47)	(15)	(63)
Foreign-exchange agreements	66	256	77
Other agreements	7	4	(1)
Subtotal	424	919	853
Hedging Derivatives Ineffectiveness
Fair value hedging	167	(31)	(8)
Hedging derivative	(464)	(111)	(127)
Hedged item	631	80	119
Cash flow hedging	-	(49)	-
Subtotal	167	(80)	(8)
Total	591	839	845

In addition, in 2012, 2011 and 2010, under the heading “Exchange differences (net)” of the income statement, net amounts of positive €373 million, positive €5 million and negative €287 million, respectively, were registered for transactions with foreign exchange trading derivatives.

45.	Other operating income and expenses

The breakdown of the balance under the heading “Other operating income” in the accompanying consolidated income statements is as follows:

	Millions of Euros
Other Operating Income	2012	2011	2010
Income on insurance and reinsurance contracts	3,631	3,299	2,597
Financial income from non-financial services	807	643	647
Of Which: Real estate companies	278	177	201
Rest of other operating income	327	270	293
Of Which: Net operating income from rented buildings	57	52	59
Total	4,765	4,212	3,537

The breakdown of the balance under the heading “Other operating expenses” in the accompanying consolidated income statements is as follows:

	Millions of Euros
Other Operating Expenses	2012	2011	2010
Expenses on insurance and reinsurance contracts	2,646	2,425	1,815
Change in inventories	406	298	554
Of Which: Real estate companies	267	161	171
Rest of other operating expenses	1,653	1,296	871
Of Which: Contributions to guaranteed banks deposits funds	668	460	384
Total	4,705	4,019	3,240

46.	Administration costs

46.1	Personnel expenses

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

		Millions of Euros
Personnel Expenses	Notes	2012	2011	2010
Wages and salaries		4,192	3,911	3,643
Social security costs		657	600	555
Transferes to internal pension provisions	26.2	54	51	37
Contributions to external pension funds	26.1	84	80	84
Other personnel expenses		480	411	379
Total		5,467	5,053	4,698

The breakdown of the average number of employees in the BBVA Group in 2012, 2011 and 2010, by professional categories and geographical areas, is as follows:

	Average number of employees
Average Number of Employees by Geographical Areas	2012	2011	2010
Spanish banks
Executive managers	1,129	1,115	1,084
Other line personnel	21,970	21,103	20,901
Clerical staff	4,267	4,364	4,644
Branches abroad	886	846	666
Subtotal	28,252	27,428	27,295
Companies abroad
Mexico	28,187	27,108	26,693
United States	11,070	11,361	11,033
Venezuela	5,384	5,418	5,592
Argentina	5,147	4,844	4,247
Colombia	4,679	4,439	4,317
Peru	4,851	4,675	4,379
Other	5,777	5,620	4,796
Subtotal	65,095	63,465	61,057
Pension fund managers	5,505	5,255	5,255
Other non-banking companies	15,072	13,546	11,148
Total	113,924	109,694	104,755

The breakdown of the number of employees in the BBVA Group as of December 31, 2012, 2011 and 2010, by category and gender, is as follows:

Number of Employees at the period end Professional Category and Gender	2012		2011		2010
	Male	Female	Male	Female	Male	Female
Executive managers	1,708	355	1,723	361	1,659	338
Other line personnel	25,733	23,218	24,891	21,920	23,779	20,066
Clerical staff	27,311	37,527	26,346	35,404	26,034	35,100
Total	54,752	61,100	52,960	57,685	51,472	55,504

46.1.1	Share-based employee remuneration

The amounts registered under the heading “Personnel expenses - Other personnel expenses” in the consolidated income statements for the years 2012, 2011 and 2010, corresponding to the plans for remuneration based on equity instruments in force in each year, amounted to €60 million, €51 million and €33 million, respectively. These amounts have been registered with a balancing entry under the heading “Stockholders’ funds – Other equity instruments” in the accompanying consolidated balance sheets, net of tax effect.

The characteristics of the Group’s plans for remuneration based on equity instruments are described below.

Variable Share-based Remuneration System

BBVA’s AGM held on March 11, 2011 approved a variable share-based remuneration system for the BBVA management team, including the executive directors and members of the Management Committee (the “Variable Share-Based Remuneration System” or the “System”). Its conditions are approved each year and for 2012 they were approved by BBVA’s AGM held on March 16, 2012.

This system is based on a specific incentive for members of the Executive Team (the “Incentive”). It consists of an annual allocation to each beneficiary of a number of units that serve as the basis for determining the number of shares that may correspond to them upon settlement of the Incentive, based on the level of compliance with indicators established each year by the AGM and taking into account the total shareholder return (TSR), the Group’s recurring Economic Profit (EP) and the Group’s net adjusted attributable profit.

At the close of each year, the number of units allocated is divided into three parts, each associated to one of the indicators according to the weights determined for them at the time. Each part is then multiplied by a coefficient ranging from 0 to 2, based on a scale defined each year for each of the indicators.

The resulting shares are subject to the following retention criteria:

-	40 percent of the shares received shall be freely transferable by the beneficiaries at the time of their delivery;

-	30 percent of the shares are transferable one year after the settlement date of the incentive; and

-	The remaining 30 percent are transferable starting two years after the settlement date of the incentive.

This Incentive, together with the ordinary variable remuneration in cash that corresponds to each executive, constitutes their annual variable remuneration (the “Annual Variable Remuneration”).

In addition to the above, the Bank has a specific annual variable remuneration settlement and payment system for those Bank employees and executive managers (including executive board members and members of the Management Committee) whose professional activities may significantly influence the Bank’s risk profile or who perform control functions.

The specific settlement and payment rules for the Annual Variable Remuneration of executive board members and members of the Management Committee are described in Note 56. The following rules (“Special Settlement and Payment System”) are applied to the rest of the group mentioned above (the “Identified Staff”):

-	At least 50% of the total Annual Variable Remuneration of the executive team members of the Identified Staff shall be paid in BBVA shares.

-	The Identified Staff who are not members of the executive team shall receive 50% of their ordinary variable remuneration in BBVA shares.

-	Payment of 40% of the annual variable remuneration, in both cash and shares, shall be deferred, with the deferred amount being paid over a period of three years.

-

All shares awarded under the aforementioned rules shall not be available for one year from their award. This restriction shall be applied on the net value of the shares, after deducting the part necessary for the beneficiaries to meet their tax liabilities on the shares received. Hedging using shares that have been delivered but are unavailable and shares pending receipt shall not be permitted.

-

In addition, under certain circumstances payment of the Annual Variable Remuneration that is deferred and pending payment may be limited or even stopped, and it has been decided to update these deferred amounts.

Once the Incentive terminated, on December 31, 2012, a multiplier coefficient of 0.4475 was applied to the units assigned to the beneficiaries. These units totaled 6,780,994 as of December 31, 2012.

Multi-year Variable Remuneration Plan 2010/2011

The duration of the Multi-Year Variable Share-Based Remuneration Program for 2010-2011, approved by the AGM on March 12, 2010, was concluded on December 31, 2011. At this point, under the terms established in the Program itself and approved by the AGM, the conditions for its settlement were determined by comparing BBVA’s TSR with that of 18 of its international peers during the period that the Program was in operation. BBVA was in 4th place in the comparative table, giving a multiplier ratio of 2 to be applied to the units allocated to each beneficiary. As of December 31, 2011 the units allocated amounted to 3,215,909.

This Program incorporated some restrictions to granting shares to the beneficiaries after their settlement. These shares are available as follows:

-	40 percent of the shares received shall be freely transferable by the beneficiaries at the time of their delivery;

-	30 percent of the shares are transferable one year after the settlement date of the Program; and

-	The remaining 30 percent are transferable starting two years after the settlement date of the Program.

After this Program had been established by the AGM, Royal Decree 771/2011 was published, requiring the application of certain deferment, unavailability and limitation rules to the remuneration granted and still unpaid prior to its coming into force, and referring to services rendered since 2010.

The law meant that the requirements established under the aforementioned Royal Decree 771/2011 must be applied to the 2010-2011 Program. Therefore, the Bank’s AGM, held on March 16, 2012, approved the modification of the settlement and payment system of the 2010-2011 Program to adapt it to the terms of Royal Decree 771/2011.

These specific rules, which are described in the above section (Special Settlement and Payment System), will only be applied to those executives, including executive directors and members of the Management Committee, who are beneficiaries of this Program and whose professional activity may significantly influence the entity’s risk profile. In this case, settlement and payment of the shares corresponding to the Program will be made under the scheme defined for that effect.

The corresponding shares were delivered in the first quarter of 2012 under the stipulated conditions. Delivery has been deferred to 2013, 2014 and 2015 for the shares corresponding to the members of the Identified Staff who were beneficiaries as of the settlement date of the Program, since they were affected by the Special Settlement and Payment System.

BBVA Compass Long-Term Incentive Plan

Compass has various long-term remuneration plans with BBVA shares for members of the management team and key employees of the entity and its affiliates.

2009-2011 Plan: Upon completion of the Plan, it has been settled among its beneficiaries in 2012. In accordance with the Plan’s conditions, approved in 2009, a total of 527,999 shares have been delivered in 2012.

2010-2012 Plan: In May 2010, BBVA Compass approved a new long-term share-based remuneration plan solely for members of the executive team of BBVA Compass and its key staff, for the period 2010-2012, registering a maximum of 1,024,019 “restricted share units” to pay for the Plan.

The Plan ended on December 31, 2012 and it will be settled and delivered in 2013. The beneficiaries of this Plan who were members of the Identified Staff are also affected by the settlement and payment conditions of this program, which were also modified in order to adapt them to the Special Settlement and Payment System for the Identified Staff.

46.2	General and administrative expenses

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
General and Administrative Expenses	2012	2011	2010
Technology and systems	735	639	551
Communications	311	275	274
Advertising	359	355	336
Property, fixtures and materials	873	808	739
Of which: Rent expenses (*)	490	455	393
Taxes other than income tax	417	345	318
Other expenses	1,234	1,159	1,091
Total	3,929	3,581	3,309
(*) The consolidated companies do not expect to terminate the lease contracts early.

47.	Depreciation and amortization

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

		Millions of Euros
Depreciation and Amortization	Notes	2012	2011	2010
Tangible assets	19	565	491	466
For own use		543	473	444
Investment properties		22	10	15
Operating lease		-	8	7
Other Intangible assets	20.2	413	319	288
Total		978	810	754

48.	Provisions (net)

In 2012, 2011 and 2010, the net allowances charged to the income statement under the headings “Provisions for pensions and similar obligations”, “Provisions for contingent risks and commitments”, “Provisions for taxes and other legal contingencies” and “Other provisions” in the accompanying consolidated income statements are as follows:

		Millions of Euros
Provisions (Net)	Notes	2012	2011	2010
Provisions for pensions and similar obligations	26	433	360	399
Provisions for contingent risks and commitments	7.1.8	55	(8)	22
Provisions for taxes and other legal contingencies		10	39	6
Other Provisions		143	109	47
Total		641	503	474

49.	Impairment losses on financial assets (net)

The breakdown of impairment losses on financial assets by the nature of those assets in the accompanying consolidated income statements is as follows:

		Millions of Euros
Impairment Losses on Financial Assets (Net)	Notes	2012	2011	2010
Available-for-sale financial assets	12	41	23	155
Debt securities		(5)	8	4
Other equity instruments		46	15	151
Held-to-maturity investments	14	1	-	-
Loans and receivables	7.1.8	7,817	4,162	4,563
Of which:
Recovery of written-off assets		337	326	253
Total		7,859	4,185	4,718

50.	Impairment losses on other assets (net)

The impairment losses on non-financial assets broken down by the nature of those assets in the accompanying consolidated income statements are as follows:

		Millions of Euros
Impairment Losses on Other Assets (Net)	Notes	2012	2011	2010
Goodwill	20.1 - 17	54	1,444	13
Other intangible assets	20.2	-	-	-
Tangible assets	19	90	81	92
For own use		3	8	9
Investment properties		87	73	83
Inventories	22	956	358	370
Rest		24	-	14
Total		1,123	1,883	489

51.	Gains (losses) on derecognized assets not classified as non-current assets held for sale

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
Gains and Losses on Derecognized Assets Not Classified as Non-current Assets Held for Sale	2012	2011	2010
Gains
Disposal of investments in entities	31	56	40
Disposal of tangible assets and other	22	32	17
Losses:
Disposal of investments in entities	(25)	(38)	(11)
Disposal of tangible assets and other	(25)	(6)	(5)
Total	3	44	41

52.	Gains (losses) on non-current assets held for sale

52.1	Gains (losses) on non-current assets held for sale not classified as discontinued operations

The main items included in the balance under this heading in the accompanying consolidated income statements are as follows:

		Millions of Euros
Gains (Losses) in Non-current Assets Held for Sale	Notes	2012	2011	2010
Gains for real estate		(85)	126	374
Impairment of non-current assets held for sale	16	(524)	(397)	(247)
Gains (losses) on sale of investments classified as assets held for sale		(15)	-	-
Total		(624)	(271)	127

52.2	Gains (losses) on non-current assets held for sale classified as discontinued operations

The earnings generated by discontinued operations are shown below. The comparative figures have been recalculated to include the operations classified as discontinued.

	Millions of Euros
Profit or loss from discontinued operations	2012	2011	2010
Interest income/(charges)	11	8	5
Income for companies accounted for using the equity method	9	5	4
Net fee and commission income	686	529	504
Gains/losses on financial assets and liabilities	65	(3)	68
Exchange differences	-	-	(1)
Other operating income (net)	(2)	(1)	(2)
Total income	769	538	577
Personnel expenses	(139)	(120)	(117)
Other general administrative expenses	(89)	(86)	(83)
Depreciation and amortization	(10)	(8)	(7)
Provisions	(6)	(2)	(7)
Impairment losses on financial assets	-	-	-
Profit (loss) from operations	525	323	363
Gains (losses) on disposal of assets not classified as non-current assets held for sale	3	1	-
Profit (loss) before tax	528	324	363
Income tax	(136)	(78)	(82)
Profit (loss) from discontinued operations	393	245	281

53.	Consolidated statements of cash flows

As mentioned in Note 2.2.22, for 2012, some transactions have been reclassified to the caption “Adjustments to obtain the cash flow from operating activities: Other adjustments”. If extended to 2011 and 2010, such reclassification would not have materially changed the cash flow for such years: the cash flow from operating activities would have decreased by €1,516 million and €1,464 million for 2011 and 2010, respectively, and the cash flow from investment activities would have increased in the same amounts for such years.

Cash flows from operating activities increased in 2012 by €9,728 million. The most significant reasons for the change occurred under the headings “Financial liabilities at amortized cost”, “Available-for-sale financial assets” and “Financial instruments held for trading”.

Cash flows from financing activities decreased in 2012 by €3,492 million, with the most significant changes corresponding to the acquisition and amortization of own equity instruments, “Subordinated liabilities”, and dividend payments.

The table below shows the breakdown of the main cash flows related to investing activities as of December 31, 2012, 2011 and 2010:

	Millions of Euros
Main Cash Flows in Investing Activities	Cash Flows in Investment Activities
2012	Investments (-)	Divestments (+)
Tangible assets	1,685	-
Intangible assets	777	-
Investments	-	19
Subsidiaries and other business units	-	-
Non-current assets held for sale and associated liabilities	-	590
Held-to-maturity investments	60	853
Other settlements related to investment activities	-	-

	Millions of Euros
Main Cash Flows in Investing Activities	Cash Flows in Investment Activities
2011	Investments (-)	Divestments (+)
Tangible assets	1,293	175
Intangible assets	619	1
Investments	4,838	-
Subsidiaries and other business units	245	19
Non-current assets held for sale and associated liabilities	-	870
Held-to-maturity investments	-	838
Other settlements related to investment activities	-	-

	Millions of Euros
Main Cash Flows in Investing Activities	Cash Flows in Investment Activities
2010	Investments (-)	Divestments (+)
Tangible assets	1,040	261
Intangible assets	464	6
Investments	1,209	1
Subsidiaries and other business units	77	69
Non-current assets held for sale and associated liabilities	1,464	1,347
Held-to-maturity investments	4,508	-
Other settlements related to investment activities	-	-

The net cash flows attributable to the operating, investment and finance activities for discontinued operations are not material.

54.	Accountant fees and services

The details of the fees for the services contracted by the companies of the BBVA Group in 2012 with their respective auditors and other audit companies are as follows:

Millions of Euros

Fees for Audits Conducted	2012
Audits of the companies audited by firms belonging to the Deloitte worldwide organization and other reports related with the audit (*)	19.3
Other reports required pursuant to applicable legislation and tax regulations issued by the national supervisory bodies of the countries in which the Group operates, reviewed by firms belonging to the Deloitte worldwide organization	3.7
Fees for audits conducted by other firms	-
(*) Including fees belonging to annual statutory audits (€15.93 million )

In 2012, other companies in the BBVA Group contracted other services (other than audits) as follows:

Millions of Euros

Other Services Contracted	2012
Firms belonging to the Deloitte worldwide organization	3.3
Other firms	26.9
(*) Including €1.07 million related to fees for tax services.

The services provided by our auditors meet the independence requirements established under Law 44/2002, of 22 November 2002, on Measures Reforming the Financial System and under the Sarbanes-Oxley Act of 2002 adopted by the Securities and Exchange Commission (SEC); accordingly they do not include the performance of any work that is incompatible with the auditing function.

55.	Related-party transactions

As financial institutions, BBVA and other companies in the Group engage in transactions with related parties in the normal course of their business. All of these transactions are of little relevance and are carried out under normal market conditions.

55.1	Transactions with significant shareholders

As of December 31, 2012 there were no shareholders considered significant (see Note 27).

55.2	Transactions with BBVA Group entities

The balances of the main aggregates in the accompanying consolidated balance sheets arising from the transactions carried out by the BBVA Group with associates and jointly controlled companies accounted for using the equity method (see Note 2.1) are as follows:

	Millions of Euros
Balances arising from transactions with Entities of the Group	2012	2011	2010
Assets:
Loans and advances to credit institutions	212	523	87
Loans and advances to customers	820	372	457
Liabilities:
Deposits from credit institutions	28	24	-
Customer deposits	180	94	89
Debt certificates	-	-	8
Memorandum accounts:
Contingent risks	102	68	55
Contingent commitments	114	236	327

The balances of the main aggregates in the accompanying consolidated income statements resulting from transactions with associated and joint venture entities that are consolidated by the equity method, are as follows:

	Millions of Euros
Balances of Income Statement arising from transactions with Entities of the Group	2012	2011	2010
Income statement:
Financial incomes	26	14	14
Financial costs	1	2	2

There were no other material effects in the consolidated financial statements arising from dealings with these companies, other than the effects from using the equity method (see Note 2.1) and from the insurance policies to cover pension or similar commitments, as described in Note 26. As of December 31, 2012, the notional amount of the derivatives arranged by the BBVA Group with those companies amounted to €2,342 million (of which €2,254 million corresponded to futures transactions with the CITIC Group.

In addition, as part of its normal activity, the BBVA Group has entered into agreements and commitments of various types with shareholders of subsidiaries and associates, which have no material effects on the accompanying consolidated financial statements.

55.3	Transactions with members of the Board of Directors and the Management Committee

The information on the remuneration of the members of the BBVA Board of Directors and the Management Committee is included in Note 56.

As of December 31, 2012 and 2011 there were no loans granted by the Group’s credit institutions to the members of the Bank’s Board of Directors (€531 thousand as of December 31, 2010). As of December 31, 2012, 2011 and 2010, the amount disposed of the loans granted by the Group’s entities to the members of the Management Committee (excluding the executive directors) amounted to €7,401, €6,540 and €4,924 thousand, respectively.

As of December 31, 2012, 2011 and 2010, the amount disposed of the loans granted to parties related to the members of the Bank’s Board of Directors amounted to €13,152, €20,593 and €28,493 thousand, respectively. As of these dates, there were no loans granted to parties linked to members of the Bank’s Management Committee.

As of December 31, 2012, 2011 and 2010 no guarantees had been granted to any member of the Board of Directors.

As of December 31, 2012 and 2010, no guarantees had been granted to any member of the Management Committee, and the amount of guarantees granted as of December 31, 2011 totaled €9 thousand.

As of December 31, 2012, 2011 and 2010, the amount disposed for guarantee and commercial loan transactions arranged with parties related to the members of the Bank’s Board of Directors and Management Committee totaled €3,327, €10,825 and €4,424, thousand, respectively.

55.4	Transactions with other related parties

In 2012, 2011 and 2010, the Group did not perform any transactions with other related parties that did not belong to the normal course of their business, that were not under market conditions or that were relevant for the consolidated equity, financial situation or earnings of the BBVA Group.

56.	Remuneration and other benefits of the Board of Directors and Members of the Bank’s Management Committee

—	Remuneration of non-executive directors

The remuneration paid to non-executive directors who were members of the Board of Directors during 2012 is indicated below, broken down by type of remuneration:

	Thousands of Euros
Remuneration of Non-Executive Directors	Board of Directors	Executive Committee	Audit Committee	Risk Committee	Appointments Committee	Compensation Committee	Total
Tomás Alfaro Drake	129	-	71	-	102	-	302
Juan Carlos Álvarez Mezquíriz	129	167	-	-	41	-	336
Ramón Bustamante y de la Mora	129	-	71	107	-	-	307
José Antonio Fernández Rivero (1)	129	-	-	214	41	-	383
Ignacio Ferrero Jordi	129	167	-	-	-	43	338
Belén Garijo López (2)	107	-	24	-	-	-	131
Carlos Loring Martinez de Irujo	129	-	71	-	-	107	307
José Maldonado Ramos	129	167	-	-	41	43	379
Enrique Medina Fernández	129	167	-	107	-	-	402
Jose Luis Palao García-Suelto	129	-	179	107	-	-	414
Juan Pi Llorens	129	-	-	107	-	43	278
Susana Rodríguez Vidarte	129	-	71	-	41	43	284
Total	1,523	667	488	642	265	278	3,863
(1) Mr. José Antonio Fernández Rivero, apart from the amounts detailed in the table above, also received a total of € 652 thousand in early retirement benefit as a former director of BBVA.
(2) Ms. Belén Garijo López was appointed as director of BBVA on March 16, 2012 and member of the Audit Committee on September 26, 2012.

—	Remuneration of executive directors

The remuneration paid to executive directors of the Bank in 2012 is indicated below, broken down by type of remuneration:

	Thousands of Euros
Remuneration of Executive Directors	Fixed Remuneration	Variable Remuneration (1)	Total Cash (2)	Variable Remuneration in BBVA Shares (1)
Chairman and CEO	1,966	1,000	2,966	155,479
President and COO	1,748	636	2,384	98,890
Total	3,714	1,636	5,350	254,369

(1)

These amounts correspond to Variable Annual Remuneration for 2011 and received in 2012. The Annual Variable Remuneration is made up of ordinary variable remuneration in cash and variable remuneration paid in shares, based on the Incentive for the executive team of the BBVA Group, whose settlement and payment conditions are detailed below.

(2)

In addition, the executive directors were paid remunerations in kind and in other forms in 2012 for a total amount of €36 thousand, of which €12 thousand correspond to the Chairman and CEO and €24 thousand to the President and COO.

In 2012 the executive directors received the fixed remuneration corresponding to that year and 50% of the Annual Variable Remuneration in cash and shares for 2011, under the settlement and payment system agreed by the AGM held on March 11, 2011.

This settlement and payment system for the Annual Variable Remuneration (“Settlement and Payment System”) is applied to all categories of employees who carry out professional activities with a material impact on the Bank’s risk profile or who perform control functions. It also establishes the following conditions for executive directors and other members of the Management Committee:

-	At least 50% of the total Annual Variable Remuneration shall be paid in BBVA shares.

-	Payment of 50% of the variable remuneration, in both cash and shares, shall be deferred, with the deferred amount being paid over a period of three years.

-

All shares awarded under the aforementioned rules shall not be available for one year from their award. This restriction shall be applied on the net value of the shares, after deducting the part necessary for the beneficiaries to meet their tax liabilities on the shares received.

-

In addition, under certain circumstances payment of the Annual Variable Remuneration that is deferred and pending payment may be limited or even stopped, and it has been decided to update these deferred amounts.

—	Deferred part of the Variable Remuneration for 2011

Under the Settlement and Payment System, payment of the remaining 50% of the Annual Variable Remuneration of the executive directors for 2011 has been deferred for a 3-year period, to be paid out in thirds during the first quarter of 2013, 2014 and 2015, under the aforementioned conditions. As a result, after the corresponding update, on 2013 the executive directors will be paid €364,519 and 51,826 shares in the case of the Chairman and CEO, and €231,848 and 32,963 shares in the case of the President and COO. Payment of the remaining two-thirds of the deferred part of the Variable Remuneration for 2011 has been deferred until the first quarter of 2014 and 2015, each third representing an amount of €333,244 and 51,826 BBVA shares in the case of the Chairman and CEO, and €211,955 and 32,963 BBVA shares in the case of the President and COO.

—	Annual Variable Remuneration for 2012

At the close of 2012, the Annual Variable Remuneration for the executive directors corresponding to that year has been determined by applying the conditions established by the AGM. Thus, in the first quarter of 2013, the executive directors will receive 50% of this remuneration, amounting to €785,028 and 108,489 BBVA shares in the case of the Chairman and CEO and €478,283 and 66,098 BBVA shares in the case of the President and COO. Payment of the remaining 50% has been deferred for a 3-year period. In the first quarter of 2014, 2015 and 2016, the Chairman and CEO will be paid €261,676 and 36,163 BBVA shares, while the President and COO will receive €159,428 and 22,032 BBVA shares.

Payment of the deferred part of the Annual Variable Remuneration for 2012 is subject to the conditions set out in the Settlement and Payment System established in accordance with the resolution adopted by the AGM.

As of December 31, 2012, these amounts were recognized under the heading “Other liabilities - Accrued interest” of the consolidated balance sheet.

—	Remuneration of the members of the Management Committee (*)

The remuneration paid in 2012 to the members of BBVA’s Management Committee amounted to a total of €8,563 in fixed remuneration and €3,142 thousand and 485.207 BBVA shares in variable remuneration.

In addition, the members of the Management Committee received remuneration in kind and other items totaling €729 thousand, in 2012.

The amounts received as variable remuneration in 2012 amount to 50% of the Annual Variable Remuneration for 2011 for this group, under the Settlement and Payment System approved by the AGM in March 2011.

Payment of the remaining 50% of the Annual Variable Remuneration for 2011 has been deferred for a 3-year period, to be paid out in thirds during the first quarter of 2013, 2014 and 2015, under the aforementioned conditions. As a result, after the corresponding update, in 2013 the members of the Management Committee as a whole will be paid €1,120 thousand and 158,214 BBVA shares. Payment of the remaining two-thirds of the deferred part of the Variable Remuneration for 2011 has been deferred until the first quarter of 2014 and 2015, each third representing the amount of €1,024 thousand and 158,214 BBVA shares.

(*) This section includes aggregate information on the members of the Management Committee who held this position as of December 31, 2012 (13 members, including the deferments pending for the members of the Management Committee who joined in 2012 ), excluding the executive directors.

—	Multi-Year Variable Share-Based Remuneration Program for 2010-2011

Under the Settlement and Payment System agreed by the 2012 AGM for the Multi-Year Variable Share-Based Remuneration Program for 2010-2011 (hereinafter “the Program” or “2010-2011 ILP”) approved by the AGM on March 12, 2010, in 2012 the executive directors and remaining members of the Management Committee received 50% of the shares due to them under the settlement of the Program, i.e. 105,000 BBVA shares for the Chairman and CEO, 90,000 BBVA shares for the President and COO and 329,000 shares for all the remaining members of the Management Committee.

The remaining 50% of the shares resulting from the settlement of the “2010-2011 ILP” corresponding to the executive directors and the rest of the members of the Management Committee have been deferred, to be paid out in thirds in 2013, 2014 and 2015. As a result, in 2013 the executive directors will be paid as follows: 35,000 shares for the Chairman and CEO and 30,000 shares for the President and COO, in addition to an amount in cash of €15 thousand in the case of the Chairman and CEO and €13,000 in the case of the President and COO as a result of the update. Delivery of the remaining two-thirds of the deferred part of the 2010-2011 ILP has been deferred, so that the Chairman and CEO will be paid 35,000 shares and the President and COO will receive 30,000 shares in the first quarter of 2014 and 2015.

The rest of the members of the Management Committee will receive 106,998 shares in 2013, in addition to €45 thousand resulting from the corresponding update. Delivery to this group of the remaining two-thirds of the deferred shares for 2014 and 2015 has been deferred.

—	Scheme for remuneration for non-executive directors with deferred distribution of shares

BBVA has a remuneration system with deferred distribution of shares in place for its non-executive directors that was approved by the AGM held on March 18, 2006 and renewed for an additional 5-year period through a resolution of the AGM held on March 11, 2011.

This system consists in the annual allocation of a number of “theoretical shares” to the non-executive directors equivalent to 20% of the total remuneration received by each in the previous year. This is based on the average closing prices of the BBVA shares during the sixty trading sessions prior to the dates of the ordinary general meetings approving the annual financial statements for each year.

The shares will be delivered to each beneficiary, as appropriate, on the date he or she leaves the position of director for any reason except serious breach of duties.

The number of “theoretical shares” allocated in 2012 to the non-executive directors who are beneficiaries of the deferred share distribution system, corresponding to 20% of the total remuneration received by each in 2011, is as follows:

	Theoretical Shares assigned in 2012	Accumulated Theoretical Shares as of December 31, 2012
Tomás Alfaro Drake	8,987	28,359
Juan Carlos Álvarez Mezquíriz	10,061	57,534
Ramón Bustamante y de la Mora	9,141	54,460
José Antonio Fernández Rivero	11,410	50,224
Ignacio Ferrero Jordi	10,072	58,117
Carlos Loring Martínez de Irujo	9,147	42,245
José Maldonado Ramos	10,955	17,688
Enrique Medina Fernández	11,979	73,293
Jose Luis Palao García-Suelto	9,355	9,355
Juan Pi Llorens	2,712	2,712
Susana Rodríguez Vidarte	8,445	39,484
Total	102,264	433,471

—	Pension commitments

Under rule 78 of IAS 19, at the close of 2012 the situation in the high-quality corporate bond markets required an update of the interest rates used by the entities to discount post-employment benefits. Without changing the commitments assumed by the Bank, this has resulted in an increase in the amount of the provisions needed to cover them and the amounts to be provisioned in 2012.

Thus, the provisions registered as of December 31, 2012 for pension commitments to the President and COO amount to €22,703 thousand. Of this amount, under current accounting regulations, €1,701 have been provisioned in 2012 against earnings and €4,307 thousand against equity in order to adapt the interest rate assumption used for the valuation of pension commitments in Spain. As of that date there are no further pension commitments with the executive directors.

As for the rest of the members of the Management Committee, the provisions registered as of December 31, 2012 for pension commitments amount to €80,602 thousand. Of this amount, under current accounting regulations, €13,077 thousand have been charged in 2012 against earnings and €17,347 thousand against equity in order to adapt the aforementioned interest rate assumption.

Also, €117 thousand in insurance premiums were paid on behalf of non-executive directors who are members of the Board of Directors.

—	Termination of the contractual relationship

There were no commitments as of December 31, 2012 for the payment of compensation to executive directors.

In the case of the President and COO, the contract lays down that in the event that he lose this status due to a reason other than his own will, retirement, disability or dereliction of duty, he shall take early retirement with a pension, which can be received as a life annuity or lump sum equivalent to 75% of his pensionable salary if this occurs before he reaches the age of 55, or 85% after that age.

In 2012, one member of the Management Committee left the Group, as a result of which he received a payment of €1,302 thousand.

57.	Detail of the Directors’ holdings in companies with similar business activities

Pursuant to article 229.2 of the Spanish Corporations Act, as of December 31, 2012 no member of BBVA’s Board of Directors had a direct or indirect ownership interest in companies engaging in an activity that is identical, similar or complementary to the corporate purpose of BBVA, except for Ms. Belén Garijo López, who on that date held a direct holding of 3,350 shares in Bankia, S.A., Mr. José Luis Palao García-Suelto, who on that date held a direct holding of 4,364 shares in Banco Santander, S.A. and 5,491 shares in Caixabank, S.A., and Mr. Ignacio Ferrero Jordi, who on that date held a direct holding of 2,500 shares in Deutsche Bank, AG, 2,808 shares in Credit Suisse, AG and 6,750 shares in UBS, AG. In addition, no member of the Bank’s Board of Directors holds positions or functions in those companies.

Furthermore, as of December 31, 2012, individuals associated with the members of the Bank’s Board of Directors were holders of 135,982 shares of Banco Santander, S.A., 4,500 shares of Bank of America Corporation and 414 shares of Banco Español de Crédito, S.A. (Banesto) and 3 shares of Bankinter, S.A.

58.	Other information

58.1	Environmental impact

Given the activities in which the BBVA companies engages, the Group has no environmental liabilities, expenses, assets, provisions or contingencies that could have a significant effect on its consolidated equity, financial situation and profits. Consequently, as of December 31, 2012, there is no item in the Group’s accompanying consolidated financial statements that requires disclosure in an environmental information report pursuant to Ministry of Economy Order JUS/206/2009 dated January 28, implementing new forms for the use of entities obliged to publish such information, and no specific disclosure of information on environmental matters is included in these statements.

58.2	Breakdown of agents of credit institutions

The list of BBVA agents as required by Article 22 of Royal Decree 1245/1995 dated July 14, of the Ministry of Economy and Finance, is included in the Bank’s individual financial statements for 2012.

58.3	Report on the activity of the Customer Care Service and the Customer Ombudsman

The report on the activity of the Customer Care Service and the Customer Ombudsman required pursuant to Article 17 of Ministry of Economy Order ECO/734/2004 of March 11, 2004 is included in the Management Report accompanying the consolidated annual financial statements for 2012.

58.4	Reporting requirements of the Spanish National Securities Market Commission (CNMV)

Dividends paid in the year

The table below presents the dividends per share paid in cash in 2012, 2011 and 2010 (cash basis accounting, regardless of the year in which they were accrued), but without including other shareholder remuneration, such as the “Dividend Option”. See Note 4 for a complete analysis of all remuneration awarded to shareholders during 2012 and 2011.

	2012			2011			2010
Dividends Paid (*) (“Dividend Option” not included)	% Over Nominal	Euros per Share	Amount (Millions of Euros)	% Over Nominal	Euros per Share	Amount (Millions of Euros)	% Over Nominal	Euros per Share	Amount (Millions of Euros)
Ordinary shares	41%	0.20	1,029	39%	0.19	859	67%	0.33	1,237
Rest of shares	-	-	-	-	-	-	-	-	-
Total dividends paid in cash (*)	41%	0.20	1,029	39%	0.19	859	67%	0.33	1,237
Dividends with charge to income	41%	0.20	1,029	39%	0.19	859	67%	0.33	1,237
Dividends with charge to reserve or share premium	-	-	-	-	-	-	-	-	-
Dividends in kind	-	-	-	-	-	-	-	-	-
(*) Only included dividends paid in cash each year (cash-flows criteria), regardless of the year there were accrued.

Earnings and ordinary income by business segment

The detail of the consolidated profit for the years 2012, 2011 and 2010 for each operating segment is as follows:

	Millions of Euros
Profit attributable by Operating Segments	2012	2011
Spain	1,162	1,075
Real Estate	(4,044)	(809)
Eurasia	953	1,062
Mexico	1,689	1,638
South America	1,199	898
United States	443	(713)
Subtotal operating segments	1,402	3,153
Corporate Center	273	(149)
Profit attributable to parent company	1,675	3,004
Non-assigned income	-	-
Elimination of interim income (between segments)	-	-
Other gains (losses) (*)	651	481
Income tax and/or profit from discontinued operations	(745)	(87)
Operating profit before tax	1,582	3,398
(*) Net income attributed to non-controlling interests

For the years 2012, 2011 and 2010 the detail of the BBVA Group’s ordinary income for each operating segment, which is made up of the “Interest and similar income”, “Dividend income”, “Fee and commission income”, “Net gains (losses) on financial assets and liabilities” and “Other operating income”, is as follows:

	Millions of Euros
Ordinary Income by Oprerating Segment	2012	2011
Spain	6,665	6,246
Real Estate	(84)	124
Eurasia	2,214	1,966
Mexico	5,756	5,323
South America	5,360	4,099
United States	2,243	2,182
Corporate Center and other adjustments (*)	288	88
Adjustments and eliminations of ordinary profit between segments	(617)	(388)
Total Ordinary Profit BBVA Group	21,824	19,640
(*) Includes adjustments due to Garanti Group accounted for using the equity method and other inter-areas adjustments

Issuances by market type

Changes in debt certificates (including bonds) and subordinated liabilities (see Note 23.3) in 2012, 2011 and 2010 by the type of market in which they were issued are as follows:

	Millions of Euros
Debt Certificates and Subordinated Liabilities 2012	Balance at the Beginning	Issuances	Repurchase or Redemption	Exchange Differences and Other (*)	Balance at the End
Debt certificates issued in the European Union	85,924	58,702	(71,644)	12,040	85,022
With information brochure	85,855	58,602	(71,644)	12,040	84,853
Without information brochure	69	100	-	-	169
Other debt certificates issued outside the European Union	11,425	3,538	(2,524)	610	13,049
Total	97,349	62,239	(74,167)	12,650	98,070
(*) of which 7,750 millions of euros are due to the adquisition of Unnim.

	Millions of Euros
Debt Certificates and Subordinated Liabilities 2011	Balance at the Beginning	Issuances	Repurchase or Redemption	Exchange Differences and Other	Balance at the End
Debt certificates issued in the European Union	93,166	104,721	(97,115)	(14,884)	85,888
With information brochure	93,110	104,721	(97,115)	(14,884)	85,832
Without information brochure	56	-	-	-	56
Other debt certificates issued outside the European Union	9,433	2,277	(527)	(644)	10,539
Total	102,599	106,998	(97,642)	(15,528)	96,427

	Millions of Euros
Debt Certificates and Subordinated Liabilities 2010	Balance at the Beginning	Issuances	Repurchase or Redemption	Exchange Differences and Other	Balance at the End
Debt certificates issued in the European Union	107,068	129,697	(149,965)	3,768	90,568
With information brochure	107,034	129,697	(149,962)	3,768	90,537
Without information brochure	34	-	(3)	-	31
Other debt certificates issued outside the European Union	10,748	2,622	(2,097)	758	12,031
Total	117,816	132,319	(152,062)	4,526	102,599

Interest and income by geographical area

The breakdown of the balance of “Interest and Similar Income” in the accompanying consolidated income statements by geographical area is as follows:

	Millions of Euros
Interest and Similar Income. Breakdown by Geographical Area	2012	2011	2010
Domestic market	9,299	9,584	8,906
Foreign	15,516	13,645	12,224
European Union	757	812	744
Rest of OECD	8,193	7,480	7,414
Rest of countries	6,566	5,353	4,066
Total	24,815	23,229	21,130

Average number of employees by gender

The breakdown of the average number of employees in the BBVA Group in 2012, 2011 and 2010, by gender, is as follows:

Average Number of Employees	2012		2011		2010
Breakdown by Gender	Male	Female	Male	Female	Male	Female

Average Number of Employees BBVA Group	53,815	60,109	52,664	57,030	50,804	53,951
Of which:
BBVA, S.A.	15,440	11,557	15,687	11,531	15,616	11,218

59.	Subsequent events

Subsequent to the close of the year, on January 31, 2013 the Boards of Directors of the companies Unnim Banc, S.A. (Sociedad Unipersonal) (hereinafter “Unnim”) and Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter “BBVA”) will decide on the approval of the project for the takeover of Unnim by BBVA and the subsequent transfer of all of Unnim’s equity interest to BBVA, which will acquire all the rights and obligations of the merged company through universal succession.

If the merger project was approved by both Boards of Directors, the merger agreement has been approved in the AGMs of the companies involved in the merger, in the first quarter of 2013. Given that the merged company is fully owned by Banco Bilbao Vizcaya Argentaria, S.A., in accordance with Article 49.1 of Act 3/2009, dated April 3, on the structural modifications of trading corporations, it will not be necessary for Banco Bilbao Vizcaya Argentaria, S.A. to carry out any stock capital increase, or for reports on the merger proposal to be prepared by the managers of the companies involved in the merger or by independent experts.

Under the powers delegated by the Company’s AGM held on March 16, 2012, the same Board of Directors meeting on January 31, 2013 also submit for approval under point five of the agenda, an agreement for the issue of debentures convertible into ordinary BBVA shares, excluding the preemptive subscription right.

Because of the agreement was approved, and for the purposes set out in articles 414, 417 and 511 of the Spanish Corporations Act, the mandatory Directors report explaining the conversion conditions and types will be issued, justifying the proposal for the abolition of the pre-emptive subscription right, to be accompanied, as appropriate, by another report drafted by an auditor other than the company’s auditor, appointed for this purpose by the Companies Register.

AFP Provida

On February, 1, 2013, we reached an agreement (the “Agreement”) with MetLife, Inc., for the sale of our stake in the Chilean pension fund manager Administradora de Fondos de Pensiones Provida S.A. (“AFP Provida”), representing 64.3% of the share capital of AFP Provida.

Pursuant to the terms of the Agreement and the closing of the transaction is subject to the satisfaction of certain conditions and the receiption of regulatory approvals both in Chile and Ecuador. We expect that the closing of the transaction will take place in the second half of 2013 and that the capital gain net of taxes arising from the transaction will amount to approximately €500 million.

BBVA Seguros

On February, 1, 2013, through our insurance subsidiary BBVA SEGUROS, S.A., DE SEGUROS Y REASEGUROS (“BBVA SEGUROS”), we have entered into a 90% quota share reinsurance agreement with the reinsurance entity SCOR GLOBAL LIFE REINSURANCE IRELAND PLC (“SCOR GLOBAL LIFE”) for BBVA SEGUROS’ life insurance portfolio underwritten until 31 December 2012.

By virtue of this agreement, BBVA SEGUROS will receive a reinsurance commission of approximately 630 million Euros. This transaction creates a gross extraordinary result for the BBVA Group of approximately the same amount.

Announcement 2013 “Dividend Option”

In execution of the 2013 “Dividend Option” scheme described under Note 4, on April 3, 2013, the Executive Committee of the Board of Directors will execute the first free-of-charge capital increase in accordance with the terms approved by the ordinary General Shareholder’s Meeting held on March 16, 2002. This free of chatge captal increase gives BBVA shareholders the option to receive new shares of BBVA or the reive a cash remuneration of €0.12 per share.

The closing for thid free-of-charge capital increase is expected to take place on May 2, 2013. Therefore, as of the date of the preparation of these annual consolidated financial statements, there has been no change to the capital stock.

From January 1, 2013 to April 2, 2013 on which these consolidated financial statements were authorized for issue,, no other subsequent events not mentioned above in these Financial Statements have taken place that significantly affect the Group’s earnings or its equity position. The most significant events mentioned in the Financial Statements are the sale of Afore Bancomer (see Note 3) and the payment of the second interim dividend (see Note 4).

Appendices

APPENDIX I

Additional information on consolidated subsidiaries composing the BBVA Group

						Thousands of Euros(*)
			% Controlled by the Bank				Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 12.31.12	Liabilities 12.31.12	Equity 12.31.12	Profit (Loss) 12.31.12
ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA, S.A. (AFP PROVIDA) (****)	CHILE	PENSION FUNDS MANAGEMENT	12.70	51.62	64.32	318,504	642,259	129,123	346,404	166,732
ADMINISTRADORA DE FONDOS PARA EL RETIRO-BANCOMER,S.A DE C.V. (****)	MEXICO	PENSION FUNDS MANAGEMENT	17.50	82.50	100.00	403,834	308,914	76,200	130,886	101,828
AFP GENESIS ADMINISTRADORA DE FONDOS Y FIDEICOMISOS, S.A. (****)	ECUADOR	PENSION FUNDS MANAGEMENT	-	100.00	100.00	5,852	9,699	3,844	2,110	3,745
AFP HORIZONTE, S.A. (****)	PERU	PENSION FUNDS MANAGEMENT	24.85	75.15	100.00	63,173	116,328	40,872	44,427	31,029
AFP PREVISION BBV-ADM.DE FONDOS DE PENSIONES S.A.	BOLIVIA	PENSION FUNDS MANAGEMENT	75.00	5.00	80.00	2,063	11,087	5,110	4,206	1,771
AMERICAN FINANCE GROUP, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	15,828	16,780	951	15,830	(1)
ANIDA DESARROLLOS INMOBILIARIOS, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	150,170	555,316	424,992	188,772	(58,448)
ANIDA GERMANIA IMMOBILIEN ONE, GMBH	GERMANY	REAL ESTATE	-	100.00	100.00	4,387	20,507	15,402	4,885	220
ANIDA GRUPO INMOBILIARIO, S.L.(**)	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	-	(889,048)	1,954,174	(857,967)	(1,985,255)
ANIDA INMOBILIARIA, S.A. DE C.V.	MEXICO	INVESTMENT COMPANY	-	100.00	100.00	106,983	92,369	4	92,454	(89)
ANIDA OPERACIONES SINGULARES, S.A.(***)	SPAIN	REAL ESTATE	-	100.00	100.00	(3,184,111)	4,502,021	7,659,415	(1,391,673)	(1,765,721)
ANIDA PROYECTOS INMOBILIARIOS, S.A. DE C.V.	MEXICO	REAL ESTATE	-	100.00	100.00	90,881	136,228	45,315	91,617	(704)
ANIDA SERVICIOS INMOBILIARIOS, S.A. DE C.V.	MEXICO	REAL ESTATE	-	100.00	100.00	1,312	2,308	1,004	956	348
ANIDAPORT INVESTIMENTOS IMOBILIARIOS, UNIPESSOAL, LTDA	PORTUGAL	REAL ESTATE	-	100.00	100.00	(6,471)	19,556	33,856	(3,295)	(11,005)
APLICA SOLUCIONES TECNOLOGICAS CHILE LIMITADA	CHILE	SERVICES	-	100.00	100.00	371	884	512	188	184
APLICA TECNOLOGIA AVANZADA OPERADORA, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	962	10,960	9,996	181	783
APLICA TECNOLOGIA AVANZADA SERVICIOS, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	100	1,995	1,894	8	93
APLICA TECNOLOGIA AVANZADA, S.A. DE C.V.- ATA	MEXICO	SERVICES	100.00	-	100.00	30,369	176,086	116,461	47,050	12,575
ARIZONA FINANCIAL PRODUCTS, INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	737,186	739,078	1,892	732,175	5,011
ARRAHONA AMBIT, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	-	91,900	110,370	3,784	(22,254)
ARRAHONA IMMO, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	-	368,870	322,854	81,593	(35,577)
ARRAHONA NEXUS, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	-	263,862	311,980	8,286	(56,404)
ARRAHONA RENT, S.L.U.	SPAIN	REAL ESTATE	-	100.00	100.00	-	11,514	70	13,788	(2,344)
ARRELS CT FINSOL, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	-	310,693	327,488	68,466	(85,261)
ARRELS CT LLOGUER, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	371	40,188	43,852	4,327	(7,991)
ARRELS CT PATRIMONI I PROJECTES, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	-	180,842	197,229	(2,157)	(14,230)
ARRELS CT PROMOU, S.A.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	63,000	85,956	60,944	53,881	(28,869)
AUMERAVILLA, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	2,048	2,621	764	926	931
BAHIA SUR RESORT, S.C.	SPAIN	INACTIVE	99.95	-	99.95	1,436	1,438	15	1,423	-
BANCO BILBAO VIZCAYA ARGENTARIA (PANAMA), S.A.	PANAMA	BANKING	54.11	44.81	98.92	19,464	1,609,005	1,371,845	209,469	27,691
BANCO BILBAO VIZCAYA ARGENTARIA (PORTUGAL), S.A.	PORTUGAL	BANKING	47.22	52.78	100.00	320,663	6,203,336	5,873,026	389,523	(59,213)
BANCO BILBAO VIZCAYA ARGENTARIA CHILE, S.A.	CHILE	BANKING	-	68.18	68.18	707,505	14,741,551	13,703,323	933,954	104,274
BANCO BILBAO VIZCAYA ARGENTARIA URUGUAY, S.A.	URUGUAY	BANKING	100.00	-	100.00	100,451	2,094,644	1,947,251	126,278	21,115
BANCO CONTINENTAL, S.A. (1)	PERU	BANKING	-	46.12	46.12	1,158,070	14,762,318	13,506,854	888,008	367,456
BANCO DE PROMOCION DE NEGOCIOS, S.A.	SPAIN	BANKING	-	99.86	99.86	15,173	19,101	170	18,626	305
BANCO DEPOSITARIO BBVA, S.A.	SPAIN	BANKING	-	100.00	100.00	1,595	1,131,700	1,108,123	5,031	18,546
BANCO INDUSTRIAL DE BILBAO, S.A.	SPAIN	BANKING	-	99.93	99.93	97,220	100,746	1,487	54,433	44,826
BANCO OCCIDENTAL, S.A.	SPAIN	BANKING	49.43	50.57	100.00	16,511	18,006	91	17,764	151
BANCO PROVINCIAL OVERSEAS N.V. (2)	CURAÇAO	BANKING	-	100.00	100.00	67,581	337,501	268,332	40,716	28,453
BANCO PROVINCIAL S.A.—BANCO UNIVERSAL	VENEZUELA	BANKING	1.85	53.75	55.60	494,037	19,976,746	18,089,735	1,154,214	732,797

(*) Information on foreign companies at exchange rate on December 31, 2012
(**) This company has an equity loan from BBVA, S. A.

(***) This company has an equity loan from ANIDA GRUPO INMOBILIARIO, S. L.In addition, the company has recognized impairment losses arising in its annual accounts due to property, real estate and stocks, which according to Royal Decree-Law 5/2010 of March 31, are not counted for purposes of Article 363 of the Companies Act Capital.

(****) Non-current assets held for sale
(1) Proportionate consolidation method is used according to accounting rules (see Glossary)
(2) The ownership percentage is 48%, however proportionate consolidation method is used (see Glossary)

Additional Information on Consolidated Subsidiaries composing the BBVA Group (Continued)
						Thousands of Euros (*)
			% Controlled by the Bank				Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 12.31.12	Liabilities 12.31.12	Equity 12.31.12	Profit (Loss) 12.31.12
BANCOMER FINANCIAL SERVICES INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	1,994	2,312	318	1,996	(2)
BANCOMER FOREIGN EXCHANGE INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	5,196	7,754	2,558	3,230	1,966
BANCOMER PAYMENT SERVICES INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	28	31	1	34	(4)
BANCOMER TRANSFER SERVICES, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	25,232	62,084	36,674	15,826	9,584
BBV AMERICA, S.L.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	479,328	1,784,007	107	1,567,539	216,361
BBVA & PARTNERS SICAV SIF EQUITY ARBITRAGE MASTER SIF	LUXEMBOURG	VARIABLE CAPITAL	100.00	-	100.00	1,500	1,554	54	1,467	33
BBVA ASESORIAS FINANCIERAS, S.A.	CHILE	FINANCIAL SERVICES	-	100.00	100.00	2,656	3,326	669	913	1,744
BBVA ASSET MANAGEMENT ADMINISTRADORA GENERAL DE FONDOS S.A.	CHILE	FINANCIAL SERVICES	-	100.00	100.00	13,957	34,160	20,202	9,463	4,495
BBVA ASSET MANAGEMENT CONTINENTAL S.A. SAF (1)	PERU	FINANCIAL SERVICES	-	46.10	46.10	13,071	16,402	3,331	10,166	2,905
BBVA ASSET MANAGEMENT, S.A. SOCIEDAD FIDUCIARIA (BBVA FIDUCIARIA)	COLOMBIA	FINANCIAL SERVICES	-	100.00	100.00	36,813	42,137	5,300	27,169	9,668
BBVA ASSET MANAGEMENT, S.A., SGIIC	SPAIN	FINANCIAL SERVICES	17.00	83.00	100.00	11,436	84,929	58,398	12,170	14,361
BBVA AUTOMERCANTIL, COMERCIO E ALUGER DE VEICULOS AUTOMOVEIS,LDA.	PORTUGAL	FINANCIAL SERVICES	100.00	-	100.00	6,718	32,898	26,464	7,916	(1,482)
BBVA AUTORENTING SPA (****)	ITALY	SERVICES	-	100.00	100.00	14,857	286,769	254,083	36,481	(3,795)
BBVA BANCO DE FINANCIACION S.A.	SPAIN	BANKING	-	100.00	100.00	64,200	12,349,982	12,276,270	73,197	515
BBVA BANCO FRANCES, S.A.	ARGENTINA	BANKING	45.61	30.38	75.99	157,370	6,816,365	6,024,011	576,098	216,256
BBVA BANCOMER GESTION, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	34,018	53,597	19,577	15,137	18,883
BBVA BANCOMER OPERADORA, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	56,766	298,564	241,799	44,246	12,519
BBVA BANCOMER SERVICIOS ADMINISTRATIVOS, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	614	62,542	61,928	540	74
BBVA BANCOMER USA, INC.	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	37,468	35,419	(2,217)	26,117	11,519
BBVA BANCOMER, S.A.,INSTITUCION DE BANCA MÚLTIPLE, GRUPO FINANCIERO BBVA BANCOMER	MEXICO	BANKING	-	100.00	100.00	6,824,095	75,845,053	69,048,794	5,424,644	1,371,615
BBVA BRASIL BANCO DE INVESTIMENTO, S.A.	BRASIL	BANKING	100.00	-	100.00	16,266	42,298	4,497	36,268	1,533
BBVA BROKER, CORREDURIA DE SEGUROS Y REASEGUROS, S.A.	SPAIN	FINANCIAL SERVICES	99.94	0.06	100.00	297	24,457	11,758	7,264	5,435
BBVA CAPITAL FINANCE, S.A.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	60	37,024	36,643	412	(31)
BBVA CARTERA DE INVERSIONES,SICAV,S.A.	SPAIN	VARIABLE CAPITAL	60.16	39.84	100.00	118,460	128,936	172	123,837	4,927
BBVA COLOMBIA, S.A.	COLOMBIA	BANKING	76.20	19.23	95.43	376,587	13,099,342	11,873,595	1,033,377	192,370
BBVA COMERCIALIZADORA LTDA.	CHILE	FINANCIAL SERVICES	-	100.00	100.00	2,079	4,727	2,649	114	1,964
BBVA COMPASS BANCSHARES, INC.	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	8,294,484	8,390,706	96,222	7,912,518	381,966
BBVA COMPASS FINANCIAL CORPORATION	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	9,007	54,910	45,902	8,957	51
BBVA COMPASS INSURANCE AGENCY, INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	109,790	112,135	2,348	100,995	8,792
BBVA COMPASS INVESTMENT SOLUTIONS, INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	74,905	86,496	11,590	63,540	11,366
BBVA CONSOLIDAR SEGUROS, S.A.	ARGENTINA	INSURANCES SERVICES	87.78	12.22	100.00	7,571	78,459	53,212	18,411	6,836
BBVA CONSULTING ( BEIJING) LIMITED	CHINA	FINANCIAL SERVICES	-	100.00	100.00	477	1,299	455	692	152
BBVA CONSULTORIA, S.A.	SPAIN	SERVICES	-	100.00	100.00	4,364	4,806	430	4,335	41
BBVA CORREDORA TECNICA DE SEGUROS LIMITADA	CHILE	FINANCIAL SERVICES	-	100.00	100.00	30,860	33,950	3,087	21,252	9,611
BBVA CORREDORES DE BOLSA LIMITADA	CHILE	SECURITIES DEALER (REAL ESTATE)	-	100.00	100.00	46,208	505,705	459,498	50,663	(4,456)
BBVA DINERO EXPRESS, S.A.U	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	2,186	7,533	4,025	3,377	131
BBVA DISTRIBUIDORA DE SEGUROS S.R.L.	URUGUAY	FINANCIAL SERVICES	-	100.00	100.00	621	680	59	157	464
BBVA FACTORING LIMITADA (CHILE)	CHILE	FINANCIAL SERVICES	-	100.00	100.00	7,515	82,206	74,690	6,692	824
BBVA FINANCE (UK), LTD.	UNITED KINGDOM	FINANCIAL SERVICES	-	100.00	100.00	3,324	11,861	16	11,918	(73)
BBVA FINANZIA, S.p.A	ITALIA	FINANCIAL SERVICES	100.00	-	100.00	40,017	807,199	779,754	36,497	(9,052)

(*) Information on foreign companies at exchange rate on December 31, 2012
(1) Proportionate consolidation method is used according to accounting rules (see Glossary)
(****) Non-current assets held for sale

Additional Information on Consolidated Subsidiaries composing the BBVA Group (Continued)
						Thousands of Euros (*)
			% Controlled by the Bank				Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 12.31.12	Liabilities 12.31.12	Equity 12.31.12	Profit (Loss) 12.31.12
BBVA FRANCES ASSET MANAGMENT S.A. SOCIEDAD GERENTE DE FONDOS COMUNES DE INVERSIÓN.	ARGENTINA	FINANCIAL SERVICES	-	100.00	100.00	9,527	12,920	3,391	7,268	2,261
BBVA FRANCES VALORES SOCIEDAD DE BOLSA, S.A.	ARGENTINA	FINANCIAL SERVICES	-	100.00	100.00	2,418	3,060	621	2,066	373
BBVA FUNDOS, S.Gestora Fundos Pensoes,S.A.	PORTUGAL	FINANCIAL SERVICES	-	100.00	100.00	998	11,592	298	10,202	1,092
BBVA GEST, S.G.DE FUNDOS DE INVESTIMENTO MOBILIARIO, S.A.	PORTUGAL	FINANCIAL SERVICES	-	100.00	100.00	998	7,561	105	7,360	96
BBVA GLOBAL FINANCE LTD.	CAYMAN ISLANDS	FINANCIAL SERVICES	100.00	-	100.00	-	476,466	472,681	3,712	73
BBVA GLOBAL MARKETS B.V.	NETHERLANDS	FINANCIAL SERVICES	100.00	-	100.00	90	388,913	388,849	66	(2)
BBVA HORIZONTE PENSIONES Y CESANTIAS, S.A. (****)	COLOMBIA	PENSION FUNDS MANAGEMENT	78.52	21.44	99.96	62,061	235,182	49,891	147,066	38,225
BBVA INMOBILIARIA E INVERSIONES, S.A.	CHILE	REAL ESTATE	-	68.11	68.11	5,192	44,236	36,612	8,114	(490)
BBVA INSTITUIÇAO FINANCEIRA DE CREDITO, S.A.	PORTUGAL	FINANCIAL SERVICES	49.90	50.10	100.00	39,205	365,072	318,904	43,621	2,547
BBVA INTERNATIONAL LIMITED	CAYMAN ISLANDS	FINANCIAL SERVICES	100.00	-	100.00	1	11,772	9,212	2,529	31
BBVA INTERNATIONAL PREFERRED, S.A.U.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	60	1,721,489	1,720,787	720	(18)
BBVA INVERSIONES CHILE, S.A.	CHILE	FINANCIAL SERVICES	61.22	38.78	100.00	617,330	1,647,970	2,261	1,393,591	252,118
BBVA IRELAND PLC	IRELAND	FINANCIAL SERVICES	100.00	-	100.00	180,381	613,711	423,054	183,117	7,540
BBVA LEASIMO-SOCIEDADE DE LOCAÇAO FINANCEIRA, S.A.	PORTUGAL	FINANCIAL SERVICES	-	100.00	100.00	9,385	21,130	11,745	10,114	(729)
BBVA LUXINVEST, S.A.	LUXEMBOURG	INVESTMENT COMPANY	36.00	64.00	100.00	255,843	321,601	21,287	289,273	11,041
BBVA MEDIACION OPERADOR DE BANCA-SEGUROS VINCULADO, S.A.	SPAIN	FINANCIAL SERVICES	-	100.00	100.00	60	101,478	91,195	6,092	4,191
BBVA NOMINEES LIMITED	UNITED KINGDOM	SERVICES	95.00	-	95.00	-	-	-	-	-
BBVA PARAGUAY, S.A.	PARAGUAY	BANKING	100.00	-	100.00	22,598	1,251,671	1,109,556	123,176	18,939
BBVA PARTICIPACIONES MEJICANAS, S.L.	SPAIN	INVESTMENT COMPANY	99.00	1.00	100.00	57	146	-	146	-
BBVA PATRIMONIOS GESTORA SGIIC, S.A.	SPAIN	FINANCIAL SERVICES	99.98	0.02	100.00	3,907	13,460	3,528	4,783	5,149
BBVA PENSIONES, SA, ENTIDAD GESTORA DE FONDOS DE PENSIONES	SPAIN	PENSION FUNDS MANAGEMENT	100.00	-	100.00	12,922	65,991	36,795	15,737	13,459
BBVA PLANIFICACION PATRIMONIAL, S.L.	SPAIN	FINANCIAL SERVICES	80.00	20.00	100.00	1	508	2	515	(9)
BBVA PROPIEDAD, S.A.	SPAIN	REAL ESTATE INVESTMENT COMPANY	-	100.00	100.00	1,262,184	1,337,190	15,747	1,348,713	(27,270)
BBVA RE LIMITED	IRELAND	INSURANCES SERVICES	-	100.00	100.00	656	82,801	58,076	18,330	6,395
BBVA RENTAS E INVERSIONES LIMITADA	CHILE	INVESTMENT COMPANY	-	100.00	100.00	175,966	175,972	6	136,384	39,582
BBVA RENTING, S.A.	SPAIN	FINANCIAL SERVICES	5.94	94.06	100.00	20,546	806,443	741,540	57,641	7,262
BBVA RENTING, SPA (****)	ITALY	SERVICES	-	100.00	100.00	1,755	96,842	93,023	3,046	773
BBVA SECURITIES INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	56,911	99,916	36,786	73,444	(10,314)
BBVA SEGUROS COLOMBIA, S.A.	COLOMBIA	INSURANCES SERVICES	94.00	6.00	100.00	9,536	62,701	46,316	15,509	876
BBVA SEGUROS DE VIDA COLOMBIA, S.A.	COLOMBIA	INSURANCES SERVICES	94.00	6.00	100.00	13,885	460,628	369,690	64,239	26,699
BBVA SEGUROS DE VIDA, S.A.	CHILE	INSURANCES SERVICES	-	100.00	100.00	93,590	312,185	218,387	57,449	36,349
BBVA SEGUROS, S.A., DE SEGUROS Y REASEGUROS	SPAIN	INSURANCES SERVICES	94.30	5.65	99.95	411,099	14,116,608	13,637,423	194,190	284,995
BBVA SENIOR FINANCE, S.A.U.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	60	15,110,771	15,109,424	1,142	205
BBVA SERVICIOS CORPORATIVOS LIMITADA	CHILE	FINANCIAL SERVICES	-	100.00	100.00	6,106	12,492	6,386	193	5,913
BBVA SERVICIOS, S.A.	SPAIN	SERVICES	-	100.00	100.00	354	11,443	2,443	7,031	1,969
BBVA SOCIEDAD DE LEASING INMOBILIARIO, S.A.	CHILE	FINANCIAL SERVICES	-	97.49	97.49	20,214	69,519	48,782	18,508	2,229
BBVA SOLUCIONES AVANZADAS DE ASESORAMIENTO Y GESTION, S.L. (**)	SPAIN	SERVICES	-	100.00	100.00	4,374	5,392	1,612	6,256	(2,476)
BBVA SUBORDINATED CAPITAL S.A.U.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	130	287,218	286,491	624	103
BBVA SUIZA, S.A. (BBVA SWITZERLAND)	SWITZERLAND	BANKING	39.72	60.28	100.00	66,905	1,354,711	898,580	431,987	24,144
BBVA TRADE, S.A.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	6,379	24,480	11,035	13,438	7

(*) Information on foreign companies at exchange rate on December 31, 2012
(**) This company has an equity loan from Blue Indico Investments, S.L.
(****) Non-current assets held for sale

Additional Information on Consolidated Subsidiaries composing the BBVA Group (Continued)
						Thousands of Euros (*)
			% Controlled by the Bank				Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 12.31.12	Liabilities 12.31.12	Equity 12.31.12	Profit (Loss) 12.31.12
BBVA U.S. SENIOR S.A.U.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	350	2,895,485	2,895,372	190	(77)
BBVA USA BANCSHARES, INC	UNITED STATES	INVESTMENT COMPANY	100.00	-	100.00	8,493,414	8,315,328	71	7,933,791	381,466
BBVA VALORES COLOMBIA, S.A. COMISIONISTA DE BOLSA	COLOMBIA	SECURITIES DEALER (REAL ESTATE)	-	100.00	100.00	6,162	7,454	1,301	4,064	2,089
BBVA WEALTH SOLUTIONS, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	6,167	6,586	420	6,650	(484)
BILBAO VIZCAYA HOLDING, S.A.	SPAIN	INVESTMENT COMPANY	89.00	11.00	100.00	34,771	147,559	29,166	79,066	39,327
BLUE INDICO INVESTMENTS, S.L.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	39,753	40,043	290	39,605	148
C B TRANSPORT ,INC.	UNITED STATES	SERVICES	-	100.00	100.00	12,788	13,180	393	12,751	36
CAIXA DE MANLLEU PREFERENTS, S.A.	SPAIN	FINANCIAL SERVICES	-	100.00	100.00	61	18,128	18,020	92	16
CAIXA TERRASSA SOCIETAT DE PARTICIPACIONS PREFERENTS, S.A.U.	SPAIN	FINANCIAL SERVICES	-	100.00	100.00	1,261	125,400	123,783	1,575	42
CAIXASABADELL PREFERENTS, S.A.	SPAIN	FINANCIAL SERVICES	-	100.00	100.00	419	166,489	165,086	1,405	(2)
CAIXASABADELL TINELIA, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	42,069	42,306	3	42,375	(72)
CAPITAL INVESTMENT COUNSEL, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	7,775	9,723	1,949	5,872	1,902
CARTERA E INVERSIONES S.A., CIA DE	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	92,018	91,360	20,341	(399,253)	470,272
CASA DE BOLSA BBVA BANCOMER, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	96,320	157,492	61,170	58,029	38,293
CATALONIA GEBIRA, S.L,	SPAIN	REAL ESTATE	-	81.66	81.66	3,837	54,143	51,975	603	1,565
CATALONIA PROMODIS 4, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	-	40,265	31,056	10,350	(1,141)
CDD GESTIONI, S.R.L.	ITALY	REAL ESTATE	100.00	-	100.00	4,648	5,974	203	5,643	128
CIA. GLOBAL DE MANDATOS Y REPRESENTACIONES, S.A.	URUGUAY	IN LIQUIDATION	-	100.00	100.00	108	190	2	188	-
CIDESSA DOS, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	14,941	9,993	118	15,097	(5,222)
CIDESSA UNO, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	4,754	223,419	210,893	19,287	(6,761)
CIERVANA, S.L.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	53,164	53,161	3,239	50,654	(732)
COMERCIALIZADORA CORPORATIVA SAC (1)	PERU	FINANCIAL SERVICES	-	46.10	46.10	342	1,193	919	163	111
COMERCIALIZADORA DE SERVICIOS FINANCIEROS, S.A.	COLOMBIA	SERVICES	-	100.00	100.00	1,209	2,401	1,188	1,012	201
COMPAÑIA CHILENA DE INVERSIONES, S.L.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	580,314	545,690	191	542,880	2,619
COMPASS ASSET ACCEPTANCE COMPANY, LLC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	369,980	369,981	-	369,086	895
COMPASS AUTO RECEIVABLES CORPORATION	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	3,161	3,162	1	3,163	(2)
COMPASS BANK	UNITED STATES	BANKING	-	100.00	100.00	8,266,068	56,622,359	48,356,291	7,881,099	384,969
COMPASS CAPITAL MARKETS, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	5,878,794	5,878,795	-	5,806,859	71,936
COMPASS CUSTODIAL SERVICES, INC.	UNITED STATES	INACTIVE	-	100.00	100.00	1	1	-	1	-
COMPASS GP, INC.	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	36,088	45,182	9,094	35,718	370
COMPASS INVESTMENTS, INC.	UNITED STATES	INACTIVE	-	100.00	100.00	1	1	-	1	-
COMPASS LIMITED PARTNER, INC.	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	5,105,520	5,105,963	443	5,038,967	66,553
COMPASS LOAN HOLDINGS TRS, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	60,946	60,949	2	60,910	37
COMPASS MORTGAGE CORPORATION	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	2,005,046	2,015,528	10,481	1,979,624	25,423
COMPASS MORTGAGE FINANCING, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	27	27	-	27	-
COMPASS MULTISTATE SERVICES CORPORATION	UNITED STATES	SERVICES	-	100.00	100.00	2,843	3,115	274	2,841	-
COMPASS SOUTHWEST, LP	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	4,200,487	4,200,769	283	4,146,574	53,912
COMPASS TEXAS ACQUISITION CORPORATION	UNITED STATES	INACTIVE	-	100.00	100.00	1,715	1,732	16	1,717	(1)

(*) Information on foreign companies at exchange rate on December 31, 2012
(1) Proportionate consolidation method is used according to accounting rules (see Glossary)

Additional Information on Consolidated Subsidiaries composing the BBVA Group (Continued)
						Thousands of Euros (*)
			% Controlled by the Bank				Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 12.31.12	Liabilities 12.31.12	Equity 12.31.12	Profit (Loss) 12.31.12
COMPASS TEXAS MORTGAGE FINANCING, INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	27	27	-	27	-
COMPASS TRUST II	UNITED STATES	INACTIVE	-	100.00	100.00	-	1	-	1	-
COMPASS WEALTH MANAGERS COMPANY	UNITED STATES	INACTIVE	-	100.00	100.00	1	1	-	1	-
CONSOLIDAR A.F.J.P., S.A.	ARGENTINA	IN LIQUIDATION	46.11	53.89	100.00	1,385	16,425	13,853	3,195	(623)
CONTENTS AREA, S.L.	SPAIN	SERVICES	-	100.00	100.00	6,119	7,145	1,026	8,510	(2,391)
CONTINENTAL BOLSA, SDAD. AGENTE DE BOLSA, S.A. (1)	PERU	SECURITIES DEALER (REAL ESTATE)	-	46.10	46.10	9,905	21,548	11,644	8,826	1,078
CONTINENTAL DPR FINANCE COMPANY (1)	CAYMAN ISLANDS	FINANCIAL SERVICES	-	100.00	100.00	-	442,847	442,847	-	-
CONTINENTAL SOCIEDAD TITULIZADORA, S.A. (1)	PERU	FINANCIAL SERVICES	-	46.10	46.10	524	557	34	491	32
CONTRATACION DE PERSONAL, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	3,763	7,677	3,913	3,031	733
COPROMED S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	90	87	23	(23)	87
CORPORACION GENERAL FINANCIERA, S.A.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	509,716	1,266,743	388,530	(116,348)	994,561
DESARROLLO URBANISTICO DE CHAMARTIN, S.A.	SPAIN	REAL ESTATE	-	72.50	72.50	60,107	107,477	24,571	83,144	(238)
DESITEL TECNOLOGIA Y SISTEMAS, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	1,643	1,645	3	1,596	46
ECASA, S.A.	CHILE	FINANCIAL SERVICES	-	100.00	100.00	6,608	8,709	2,101	(4)	6,612
ECOARENYS, S.L. (***)	SPAIN	REAL ESTATE	-	50.00	50.00	-	21,668	52,515	(26,460)	(4,387)
EL ENCINAR METROPOLITANO, S.A.	SPAIN	REAL ESTATE	-	99.04	99.04	6,714	7,807	878	6,156	773
EL MILANILLO, S.A.(**)	SPAIN	REAL ESTATE	-	100.00	100.00	11,712	7,652	497	15,600	(8,445)
EL OASIS DE LAS RAMBLAS, S.L.	SPAIN	REAL ESTATE	-	70.00	70.00	167	285	122	163	-
EMPRENDIMIENTOS DE VALOR S.A.	URUGUAY	FINANCIAL SERVICES	-	100.00	100.00	2,603	6,936	4,156	4,125	(1,345)
ENTRE2 SERVICIOS FINANCIEROS, E.F.C., S.A.	SPAIN	FINANCIAL SERVICES	-	100.00	100.00	9,139	8,714	36	8,651	27
ESPAIS SABADELL, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	6,899	22,816	17,518	7,005	(1,707)
ESPANHOLA COMERCIAL E SERVIÇOS, LTDA.	BRASIL	FINANCIAL SERVICES	100.00	-	100.00	-	332	31	3,862	(3,561)
ESTACION DE AUTOBUSES CHAMARTIN, S.A.	SPAIN	SERVICES	-	51.00	51.00	31	30	-	30	-
EUROPEA DE TITULIZACION, S.A., S.G.F.T.	SPAIN	FINANCIAL SERVICES	87.50	-	87.50	1,974	38,661	7,497	26,065	5,099
FACILEASING EQUIPMENT, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	50,694	458,621	400,115	53,169	5,337
FACILEASING S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	43,160	321,791	288,401	30,522	2,868
FIDEICOMISO 28991-8 TRADING EN LOS MCADOS FINANCIEROS	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	2,599	2,599	141	2,052	406
FIDEICOMISO F/29763-0 SOCIO LIQUIDADOR DE OPERACIONES FINANCIERAS DERIVADAS CUENTA PROPIA	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	25,832	25,949	117	24,185	1,647
FIDEICOMISO F/29764-8 SOCIO LIQUIDADOR DE OPERACIONES FINANCIERAS DERIVADAS CUENTA TERCEROS	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	39,788	40,663	876	37,204	2,583
FIDEICOMISO HARES BBVA BANCOMER F/ 47997-2	MEXICO	REAL ESTATE	-	97.79	97.79	27,244	26,630	1,339	24,728	563
FIDEICOMISO Nº 711, EN BANCO INVEX, S.A.,INSTITUCION DE BANCA MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEIC. INVEX 1ª EMISION)	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	77,532	75,412	2,251	(131)
FIDEICOMISO Nº 752, EN BANCO INVEX, S.A.,INSTITUCION DE BANCA MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEIC. INVEX 2ª EMISION)	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	37,013	36,247	844	(78)
FIDEICOMISO Nº 781, EN BANCO INVEX, S.A.,INSTITUCION DE BANCA MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEIC. INVEX 3ª EMISION)	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	224,352	186,460	29,191	8,701
FIDEICOMISO Nº 847, EN BANCO INVEX, S.A.,INSTITUCION DE BANCA MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEIC. INVEX 4ª EMISION)	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	28	192,655	192,650	768	(763)
FIDEICOMISO Nº.402900-5 ADMINISTRACION DE INMUEBLES	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	2,549	2,769	204	2,565	-
FINANCEIRA DO COMERCIO EXTERIOR S.A.R.	PORTUGAL	INACTIVE	100.00	-	100.00	51	34	-	34	-
FINANCIERA AYUDAMOS S.A. DE C.V., SOFOMER	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	4,527	22,897	18,371	9,433	(4,907)
FINANZIA AUTORENTING, S.A.	SPAIN	SERVICES	100.00	-	100.00	68,561	445,384	411,620	23,373	10,391
FORUM COMERCIALIZADORA DEL PERU, S.A.	PERU	SERVICES	-	100.00	100.00	17,981	21,382	3,407	20,004	(2,029)
FORUM DISTRIBUIDORA DEL PERU, S.A.	PERU	FINANCIAL SERVICES	-	100.00	100.00	6,539	6,590	54	6,479	57

(*) Information on foreign companies at exchange rate on December 31, 2012
(**) This company has an equity loan from Anida Operaciones Singulares, S.A.
(***) This company has an equity loan from Promotora del Vallés, S.L.
(1) Proportionate consolidation method is used according to accounting rules (see Glossary)

Additional Information on Consolidated Subsidiaries composing the BBVA Group (Continued)
						Thousands of Euros (*)
			% Controlled by the Bank				Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 12.31.12	Liabilities 12.31.12	Equity 12.31.12	Profit (Loss) 12.31.12
FORUM DISTRIBUIDORA, S.A.	CHILE	FINANCIAL SERVICES	-	75.52	75.52	13,985	125,149	108,820	12,454	3,875
FORUM SERVICIOS FINANCIEROS, S.A.	CHILE	FINANCIAL SERVICES	-	75.50	75.50	119,678	1,027,727	890,080	89,043	48,604
FUTURO FAMILIAR, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	653	1,734	1,108	539	87
GESTION DE PREVISION Y PENSIONES, S.A.	SPAIN	PENSION FUNDS MANAGEMENT	60.00	-	60.00	8,830	27,909	2,391	21,028	4,490
GESTION Y ADMINISTRACION DE RECIBOS, S.A. - GARSA	SPAIN	SERVICES	-	100.00	100.00	614	1,990	1,439	740	(189)
GOBERNALIA GLOBAL NET, S.A.	SPAIN	SERVICES	-	100.00	100.00	948	5,739	2,979	2,365	395
GRAN JORGE JUAN, S.A.(**)	SPAIN	REAL ESTATE	100.00	-	100.00	293,646	717,267	460,188	259,261	(2,182)
GRANFIDUCIARIA	COLOMBIA	IN LIQUIDATION	-	90.00	90.00	-	135	140	42	(47)
GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	99.97	-	99.97	6,677,287	8,267,767	961	6,601,198	1,665,608
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.	MEXICO	SERVICES	-	72.05	72.05	3,498	22,142	17,288	8,342	(3,488)
GUARANTY BUSINESS CREDIT CORPORATION	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	27,726	29,115	1,390	27,735	(10)
GUARANTY PLUS HOLDING COMPANY	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	(27,497)	47,126	74,623	(25,791)	(1,706)
GUARANTY PLUS PROPERTIES LLC-2	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	35,103	35,103	-	35,327	(224)
GUARANTY PLUS PROPERTIES, INC-1	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	9,457	9,467	10	9,462	(5)
HABITATGES INVERCAP, S.L. (***)	SPAIN	REAL ESTATE	-	100.00	100.00	-	854	1,418	(392)	(172)
HIPOTECARIA NACIONAL MEXICANA INCORPORATED	UNITED STATES	REAL ESTATE	-	100.00	100.00	135	184	48	231	(95)
HIPOTECARIA NACIONAL, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	11,903	34,138	8,228	22,328	3,582
HOLDING CONTINENTAL, S.A.	PERU	INVESTMENT COMPANY	50.00	-	50.00	123,678	1,231,723	24	876,539	355,160
HOMEOWNERS LOAN CORPORATION	UNITED STATES	INACTIVE	-	100.00	100.00	7,473	7,634	160	7,647	(173)
HUMAN RESOURCES PROVIDER, INC	UNITED STATES	SERVICES	-	100.00	100.00	499,959	500,121	161	495,443	4,517
HUMAN RESOURCES SUPPORT, INC	UNITED STATES	SERVICES	-	100.00	100.00	497,543	497,542	-	493,356	4,186
IBERNEGOCIO DE TRADE, S.L.	SPAIN	SERVICES	-	100.00	100.00	5,115	14,698	-	11,706	2,992
IMOBILIARIA DUQUE D’AVILA, S.A.	PORTUGAL	REAL ESTATE	-	100.00	100.00	8,571	21,830	12,699	10,869	(1,738)
INGENIERIA EMPRESARIAL MULTIBA, S.A. DE C.V.	MEXICO	IN LIQUIDATION	-	99.99	99.99	-	-	-	-	-
INMUEBLES Y RECUPERACIONES CONTINENTAL S.A (1)	PERU	REAL ESTATE	-	46.10	46.10	4,388	6,006	1,617	387	4,002
INNOVATION 4 SECURITY, S.L.	SPAIN	SERVICES	-	100.00	100.00	74	74	-	74	-
INVERAHORRO, S.L.(**)	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	-	65,732	67,501	(2,418)	649
INVERPRO DESENVOLUPAMENT, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	3,400	32,803	35,192	11,644	(14,033)
INVERSIONES ALDAMA, C.A.	VENEZUELA	IN LIQUIDATION	-	100.00	100.00	-	-	-	-	-
INVERSIONES BANPRO INTERNATIONAL INC. N.V.	CURAÇAO	IN LIQUIDATION	48.00	-	48.00	11,390	70,499	1,466	40,576	28,457
INVERSIONES BAPROBA, C.A.	VENEZUELA	FINANCIAL SERVICES	100.00	-	100.00	1,307	1,361	92	1,480	(211)
INVERSIONES DE INNOVACIÓN EN SERVICIOS FINANCIEROS, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	3	2	-	2	-
INVERSIONES P.H.R.4, C.A.	VENEZUELA	IN LIQUIDATION	-	60.46	60.46	-	26	-	26	-
INVESCO MANAGEMENT Nº 1, S.A.	LUXEMBOURG	FINANCIAL SERVICES	-	100.00	100.00	8,564	8,674	141	9,113	(580)
INVESCO MANAGEMENT Nº 2, S.A.	LUXEMBOURG	FINANCIAL SERVICES	-	100.00	100.00	-	6,012	17,789	(10,549)	(1,228)
ITINERARI 2002, S.L.	SPAIN	SERVICES	-	52.08	52.08	18	401	246	202	(47)
L’EIX IMMOBLES, S.L. (****)	SPAIN	REAL ESTATE	-	90.00	90.00	-	17,877	24,556	(4,877)	(1,802)
LIQUIDITY ADVISORS, L.P	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	937,763	937,826	62	926,783	10,981
MISAPRE, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	12,635	10,286	579	18,022	(8,315)
MOMENTUM SOCIAL INVESTMENT 2011, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	3,000	3,030	10	2,996	24

(*) Information on foreign companies at exchange rate on December 31, 2012
(**) This company has an equity loan from BBVA, S. A.
(***) This company has an equity loan from lnverpro Desenvolupament, S.L.
(****) This company has an equity loan from Promotora del Vallés, S.L.
(1) Proportionate consolidation method is used according to accounting rules (see Glossary)

Additional Information on Consolidated Subsidiaries composing the BBVA Group (Continued)
						Thousands of Euros (*)
			% Controlled by the Bank				Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 12.31.12	Liabilities 12.31.12	Equity 12.31.12	Profit (Loss) 12.31.12
MULTIASISTENCIA OPERADORA S.A. DE C.V.	MEXICO	INSURANCES SERVICES	-	100.00	100.00	90	1,181	1,091	131	(41)
MULTIASISTENCIA SERVICIOS S.A. DE C.V.	MEXICO	INSURANCES SERVICES	-	100.00	100.00	413	2,336	1,923	384	29
MULTIASISTENCIA, S.A. DE C.V.	MEXICO	INSURANCES SERVICES	-	100.00	100.00	22,848	28,205	5,356	20,451	2,398
OPCION VOLCAN, S.A.	MEXICO	REAL ESTATE	-	100.00	100.00	72,279	75,177	2,899	67,413	4,865
OPPLUS OPERACIONES Y SERVICIOS, S.A.	SPAIN	SERVICES	100.00	-	100.00	1,067	26,707	22,809	(467)	4,365
OPPLUS S.A.C	PERU	SERVICES	-	100.00	100.00	639	948	12	904	32
PARCSUD PLANNER, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	968	6,579	10,908	(1,373)	(2,956)
PARTICIPACIONES ARENAL, S.L.	SPAIN	INACTIVE	-	100.00	100.00	7,646	7,650	4	7,635	11
PECRI INVERSION S.A	SPAIN	OTHER INVESTMENT COMPANIES	100.00	-	100.00	94,093	94,096	4	96,159	(2,067)
PENSIONES BANCOMER, S.A. DE C.V.	MEXICO	INSURANCES SERVICES	-	100.00	100.00	216,736	3,276,091	3,059,346	173,973	42,772
PHOENIX LOAN HOLDINGS, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	271,833	290,497	18,665	268,384	3,448
PI HOLDINGS NO. 1, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	71,576	71,557	(19)	74,311	(2,735)
PI HOLDINGS NO. 3, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	21,476	21,476	-	21,477	(1)
PI HOLDINGS NO. 4, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	1	1	-	1	-
PORT ARTHUR ABSTRACT & TITLE COMPANY	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	1,841	2,071	230	1,855	(14)
PREMEXSA, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	413	787	414	581	(208)
PREVENTIS, S.A.	MEXICO	INSURANCES SERVICES	9.73	90.27	100.00	15,638	28,517	11,441	14,216	2,860
PROMOCION EMPRESARIAL XX, S.A.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	1,213	12,402	11,504	1,599	(701)
PROMOTORA DE RECURSOS AGRARIOS, S.A.	SPAIN	SERVICES	100.00	-	100.00	139	128	-	128	-
PROMOTORA DEL VALLES, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	44,000	150,039	220,066	6,497	(76,524)
PROMOU CT 3AG DELTA, S.L. (**)	SPAIN	REAL ESTATE	-	100.00	100.00	160	9,365	10,630	(3,479)	2,214
PROMOU CT EIX MACIA, S.L. (**)	SPAIN	REAL ESTATE	-	100.00	100.00	-	18,847	22,442	(2,412)	(1,183)
PROMOU CT GEBIRA, S.L. (**)	SPAIN	REAL ESTATE	-	100.00	100.00	-	9,410	11,131	(291)	(1,430)
PROMOU CT OPENSEGRE, S.L. (**)	SPAIN	REAL ESTATE	-	100.00	100.00	(100)	22,596	32,434	(6,421)	(3,417)
PROMOU CT VALLES, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	3,983	11,307	7,741	4,596	(1,030)
PROMOU GLOBAL, S.L. (**)	SPAIN	REAL ESTATE	-	100.00	100.00	-	86,796	121,423	(22,396)	(12,231)
PRO-SALUD, C.A.	VENEZUELA	SERVICES	-	58.86	58.86	-	-	-	-	-
PROVIDA INTERNACIONAL, S.A. (****)	CHILE	PENSION FUNDS MANAGEMENT	-	100.00	100.00	53,610	53,729	118	36,481	17,130
PROVINCIAL DE VALORES CASA DE BOLSA, C.A.	VENEZUELA	FINANCIAL SERVICES	-	90.00	90.00	1,645	4,910	2,898	2,347	(335)
PROVINCIAL SDAD.ADMIN.DE ENTIDADES DE INV.COLECTIVA, C.A.	VENEZUELA	FINANCIAL SERVICES	-	100.00	100.00	1,758	1,876	114	1,775	(13)
PROV-INFI-ARRAHONA, S.L. (***)	SPAIN	REAL ESTATE	-	100.00	100.00	731	16,192	19,339	(667)	(2,480)
PROVIVIENDA ENTIDAD RECAUDADORA Y ADMIN.DE APORTES, S.A.	BOLIVIA	PENSION FUNDS MANAGEMENT	-	100.00	100.00	1,047	7,127	6,008	947	172
PROXIMA ALFA INVESTMENTS (USA) LLC	UNITED STATES	IN LIQUIDATION	-	100.00	100.00	7,304	1,330	204	1,123	3
PROXIMA ALFA INVESTMENTS HOLDINGS (USA) II INC.	UNITED STATES	IN LIQUIDATION	-	100.00	100.00	73	69	42	27	-
PROXIMA ALFA INVESTMENTS HOLDINGS (USA) INC.	UNITED STATES	IN LIQUIDATION	100.00	-	100.00	72	7,308	3,391	3,917	-
RENTRUCKS, ALQUILER Y SERVICIOS DE TRANSPORTE, S.A.	SPAIN	INACTIVE	99.23	-	99.23	2,103	6,724	5,375	4,294	(2,945)
RESIDENCIAL CUMBRES DE SANTA FE, S.A. DE C.V.	MEXICO	REAL ESTATE	-	100.00	100.00	8,921	8,854	1,143	7,621	90
RIVER OAKS BANK BUILDING, INC.	UNITED STATES	REAL ESTATE	-	100.00	100.00	24,702	29,278	4,576	24,702	-
RIVER OAKS TRUST CORPORATION	UNITED STATES	INACTIVE	-	100.00	100.00	1	1	-	1	-
RIVERWAY HOLDINGS CAPITAL TRUST I	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	236	7,866	7,629	211	26

(*) Information on foreign companies at exchange rate on December 31, 2012
(**) This company has an equity loan from Arrels CT Promou, S.A.
(***) This company has an equity loan from Promotora del Vallés, S.L.
(****) Non-current assets held for sale

Additional Information on Consolidated Subsidiaries composing the BBVA Group (Continued)
						Thousands of Euros (*)
			% Controlled by the Bank				Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 12.31.12	Liabilities 12.31.12	Equity 12.31.12	Profit (Loss) 12.31.12
RWHC, INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	564,718	565,820	1,102	553,156	11,562
SCALDIS FINANCE, S.A.	BELGIUM	INVESTMENT COMPANY	-	100.00	100.00	3,519	18,500	400	3,502	14,598
SEGUROS BANCOMER, S.A. DE C.V.	MEXICO	INSURANCES SERVICES	24.99	75.01	100.00	499,834	2,969,190	2,503,963	245,322	219,905
SEGUROS PROVINCIAL, C.A.	VENEZUELA	INSURANCES SERVICES	-	100.00	100.00	43,415	66,465	23,044	29,420	14,001
SERVICIOS CORPORATIVOS BANCOMER, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	443	6,489	6,047	419	23
SERVICIOS CORPORATIVOS DE SEGUROS, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	1,618	7,779	6,135	1,441	203
SERVICIOS EXTERNOS DE APOYO EMPRESARIAL, S.A DE C.V.	MEXICO	SERVICES	-	100.00	100.00	4,449	7,030	2,582	3,970	478
SERVICIOS TECNOLOGICOS SINGULARES, S.A.	SPAIN	SERVICES	-	100.00	100.00	1,931	13,056	11,043	1,850	163
SERVICIOS Y SOLUCIONES DE GESTION PARA CORPORACIONES, EMPRESAS Y PARTICULARES, S.L.	SPAIN	SERVICES	-	100.00	100.00	153	3,110	2,148	918	44
SOCIEDAD DE ESTUDIOS Y ANALISIS FINANCIERO.,S.A.	SPAIN	COMERCIAL	100.00	-	100.00	112,914	112,976	72	114,375	(1,471)
SOCIEDAD GESTORA DEL FONDO PUBLICO DE REGULACION DEL MERCADO HIPOTECARIO, S.A.	SPAIN	INACTIVE	77.20	-	77.20	138	145	-	154	(9)
SOCIETE INMOBILIERE BBV D’ILBARRIZ	FRANCE	REAL ESTATE	-	100.00	100.00	1,407	1,405	5	1,454	(54)
SOUTHEAST TEXAS TITLE COMPANY	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	541	567	27	540	-
SPORT CLUB 18, S.A.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	25,163	27,504	2,341	40,274	(15,111)
STATE NATIONAL CAPITAL TRUST I	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	356	11,727	11,371	343	13
STATE NATIONAL STATUTORY TRUST II	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	235	7,823	7,588	228	7
TEXAS LOAN SERVICES, LP.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	936,202	936,743	541	923,155	13,047
TEXAS REGIONAL STATUTORY TRUST I	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	1,174	39,121	37,946	1,135	40
TEXASBANC CAPITAL TRUST I	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	590	19,648	19,058	570	20
TMF HOLDING INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	8,497	11,823	3,327	7,959	537
TRANSITORY CO	PANAMA	REAL ESTATE	-	100.00	100.00	112	2,547	2,841	(278)	(16)
TUCSON LOAN HOLDINGS, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	186,291	186,375	83	183,645	2,647
TWOENC, INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	(1,179)	1,131	2,310	(1,179)	-
UNICOM TELECOMUNICACIONES S.DE R.L. DE C.V.	MEXICO	SERVICES	-	99.98	99.98	2	4	1	3	-
UNIDAD DE AVALUOS MEXICO, S.A. DE CV	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	2,240	4,987	2,747	1,837	403
UNITARIA GESTION DE PATRIMONIOS INMOBILIARIOS	SPAIN	REAL ESTATE	-	100.00	100.00	2,410	2,681	9	2,650	22
UNIVERSALIDAD “E5”	COLOMBIA	FINANCIAL SERVICES	-	100.00	100.00	-	17,478	15,065	2,323	90
UNIVERSALIDAD TIPS PESOS E-9	COLOMBIA	FINANCIAL SERVICES	-	100.00	100.00	-	197,584	172,111	20,363	5,110
UNNIM BANC, S.A.	SPAIN	BANKING	100.00	-	100.00	-	28,043,657	27,705,851	646,709	(308,903)
UNNIM GESFONS SGIIC, S.A.	SPAIN	FINANCIAL SERVICES	-	100.00	100.00	7,642	9,524	550	8,887	87
UNNIM PROTECCIO, S.A.	SPAIN	INSURANCES SERVICES	-	50.00	50.00	8,392	52,784	33,606	18,156	1,022
UNNIM SERVEIS DE DEPENDENCIA, S.A.	SPAIN	SERVICES	-	100.00	100.00	278	758	127	542	89
UNNIM SOCIEDAD PARA LA GESTION DE ACTIVOS INMOBILIARIOS, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	7,214	646,134	419,992	189,206	36,936
UNNIMCAIXA OPERADOR DE BANCA D’ASSEGURANCES VINCULAT, S.L.	SPAIN	FINANCIAL SERVICES	-	100.00	100.00	70	4,315	1,596	2,485	234
UNO-E BANK, S.A.	SPAIN	BANKING	100.00	-	100.00	174,752	1,312,166	1,150,519	140,595	21,052
URBANIZADORA SANT LLORENC, S.A.	SPAIN	INACTIVE	60.60	-	60.60	-	108	-	108	-
VALANZA CAPITAL RIESGO S.G.E.C.R. S.A. UNIPERSONAL	SPAIN	VENTURE CAPITAL	100.00	-	100.00	1,200	10,632	3,277	8,522	(1,167)
VIRTUAL DOC, S.L.	SPAIN	IN LIQUIDATION	-	70.00	70.00	-	3	634	(567)	(64)
VISACOM, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	2,499	2,499	1	2,394	104

(*) Information on foreign companies at exchange rate on December 31, 2012

APPENDIX II

Additional information on investments in associates and joint venture entities accounted for under the equity method in the BBVA Group

(Including the most significant entities, jointly representing 98% of all investment in this group)

						Thousands of Euros (*)
			% of Voting Rights Controlled by the Bank				Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 12.31.12	Liabilities 12.31.12	Equity 12.31.12	Profit (Loss) 12.31.12
ACA, S.A. SOCIEDAD DE VALORES	SPAIN	FINANCIAL SERVICES	-	37.50	37.50	5,397	144,645	122,525	22,075	45
ADQUIRA ESPAÑA, S.A.	SPAIN	SERVICES	-	40.00	40.00	2,443	14,834	9,239	5,093	502
ALMAGRARIO, S.A.	COLOMBIA	SERVICES	-	35.38	35.38	5,013	40,817	15,569	25,372	(124)
ALTITUDE SOFTWARE SGPS, S.A.	PORTUGAL	SERVICES	-	31.00	31.00	8,856	21,528	11,854	7,685	1,989
ALTURA MARKETS, SOCIEDAD DE VALORES, S.A, (*)	SPAIN	SECURITIES DEALER (REAL ESTATE)	50.01	-	50.01	12,600	861,710	828,428	30,381	2,901
ASOCIACION TECNICA CAJAS DE AHORROS, A.I.E. (ATCA, AIE) (*)	SPAIN	SERVICES		-	31.00	2,146	8,878	1,952	6,924	2
CHINA CITIC BANK CORPORATION LIMITED CNCB	CHINA	BANKING	15.00	-	15.00	5,372,496	339,005,737	317,093,086	18,485,732	3,426,919
CITIC INTERNATIONAL FINANCIAL HOLDINGS LIMITED CIFH	HONG-KONG	FINANCIAL SERVICES	29.68	-	29.68	592,988	17,438,095	15,709,158	1,719,663	9,274
COMPAÑIA ESPAÑOLA DE FINANCIACION DEL DESARROLLO S.A.	SPAIN	FINANCIAL SERVICES	18.81	-	18.81	15,166	81,261	7,543	62,780	10,938
CORPORACION IBV PARTICIPACIONES EMPRESARIALES, S.A.	SPAIN	INVESTMENT COMPANY	-	50.00	50.00	135,312	491,944	220,636	258,924	12,384
FERROMOVIL 3000, S.L.	SPAIN	SERVICES	-	20.00	20.00	5,886	613,789	584,601	28,809	378
FERROMOVIL 9000, S.L.	SPAIN	SERVICES	-	20.00	20.00	4,379	390,730	369,131	21,416	183
G NETHERLANDS BV (*)	NETHERLANDS	INVESTMENT COMPANY	-	100.00	100.00	323,300	343,298	51,417	292,770	(889)
GARANTI BANK MOSCOW (*)	RUSSIA	BANKING	-	100.00	100.00	91,545	351,050	280,186	63,014	7,850
GARANTI EMEKLILIK VE HAYAT AS (*)	TURKEY	INSURANCES SERVICES	-	84.91	84.91	24,010	1,812,518	1,569,933	186,816	55,769
GARANTI FACTORING HIZMETLERI AS (*)	TURKEY	FINANCIAL SERVICES	-	81.84	81.84	55,609	828,866	784,278	35,946	8,642
GARANTIBANK INTERNATIONAL NV (*)	NETHERLANDS	BANKING	-	100.00	100.00	484,737	4,601,361	4,152,175	404,626	44,560
I+D MEXICO, S.A. DE C.V.	MEXICO	SERVICES	-	50.00	50.00	15,423	73,235	33,707	27,751	11,778
INVERSIONES PLATCO, C.A. (*)	VENEZUELA	FINANCIAL SERVICES	-	50.00	50.00	14,371	46,435	17,694	37,116	(8,375)
METROVACESA, S.A.	SPAIN	REAL ESTATE	17.34	0.02	17.36	317,122	5,931,662	5,442,084	651,807	(162,229)
OCCIDENTAL HOTELES MANAGEMENT, S.L.	SPAIN	SERVICES	-	38.53	38.53	67,207	688,238	485,330	242,852	(39,944)
PSA FINANCE ARGENTINA COMPAÑIA FINANCIERA, S.A. (*)	ARGENTINA	FINANCIAL SERVICES	-	50.00	50.00	16,943	297,095	263,209	20,952	12,934
REDSYS SERVICIOS DE PROCESAMIENTO, S.L.	SPAIN	FINANCIAL SERVICES	16.08	1.160	17.24	2,477	85,742	78,588	6,012	1,142
ROMBO COMPAÑIA FINANCIERA, S.A.	ARGENTINA	FINANCIAL SERVICES	-	40.00	40.00	17,052	268,379	243,804	18,470	6,105
SERVICIOS ON LINE PARA USUARIOS MULTIPLES, S.A. (SOLIUM)	SPAIN	SERVICES		66.67	66.67	4,808	17,076	13,208	3,344	525
SERVIRED SOCIEDAD ESPAÑOLA DE MEDIOS DE PAGO, S.A.	SPAIN	FINANCIAL SERVICES	21.06	1.53	22.59	8,356	65,934	32,904	27,774	5,256
TELEFONICA FACTORING ESPAÑA, S.A.	SPAIN	FINANCIAL SERVICES	30.00		30.00	4,319	80,860	68,040	6,849	5,971
TUBOS REUNIDOS, S.A.	SPAIN	INDUSTRY		24.12	24.12	53,686	693,867	455,541	213,891	24,435
TURKIYE GARANTI BANKASI A.S (*)	TURKEY	BANKING	25.01	-	25.01	3,919,527	67,710,108	58,661,918	7,700,755	1,347,435
VITAMEDICA S.A DE C.V.	MEXICO	INSURANCES SERVICES		50.99	50.99	2,666	13,278	6,425	5,847	1,006
OTHER COMPANIES						88,275

(*) Information on foreign companies at exchange rate on December 31, 2012

APPENDIX III

Changes and notification of investments and divestments in the BBVA Group in 2012

Acquisitions or Increases of Interest Ownership in Consolidated Subsidiaries and Jointly Controlled Companies Accounted for Under the Proportionate Method

			Thousands of Euros		% of Voting Rights
Company	Type of Transaction	Activity	Price Paid in the Transactions + Expenses directly attributable to the Transactions	Fair Value of Equity Instruments issued for the Transactions	% Participation (net) Acquired in the Period	Total Voting Rights Controlled after the Transactions	Effective Date for the Transaction (or Notification Date)
MOMENTUM SOCIAL INVESTMENT 2011, S.L.	FOUNDING	INVESTMENT COMPANY	3	-	100.00%	100.00%	2/29/2012
UNNIM BANC, S.A.	ACQUISITION	BANKING	-	-	100.00%	100.00%	7/27/2012
ARRAHONA AMBIT, S.L.	ACQUISITION	REAL ESTATE	-	-	100.00%	100.00%	7/27/2012
ARRAHONA IMMO, S.L.	ACQUISITION	REAL ESTATE	-	-	100.00%	100.00%	7/27/2012
ARRAHONA NEXUS, S.L.	ACQUISITION	REAL ESTATE	-	-	100.00%	100.00%	7/27/2012
ARRAHONA RENT, S.L.U.	ACQUISITION	REAL ESTATE	-	-	100.00%	100.00%	7/27/2012
ARRELS CT FINSOL, S.A.	ACQUISITION	REAL ESTATE	-	-	100.00%	100.00%	7/27/2012
ARRELS CT LLOGUER, S.A.	ACQUISITION	REAL ESTATE	-	-	100.00%	100.00%	7/27/2012
ARRELS CT PATRIMONI I PROJECTES, S.A.	ACQUISITION	REAL ESTATE	-	-	100.00%	100.00%	7/27/2012
ARRELS CT PROMOU, S.A.	ACQUISITION	INVESTMENT COMPANY	-	-	100.00%	100.00%	7/27/2012
ASOCIACION TECNICA CAJAS DE AHORROS, A.I.E. (ATCA, AIE)	ACQUISITION	SERVICES	-	-	31.00%	31.00%	7/27/2012
AUMERAVILLA, S.L.	ACQUISITION	REAL ESTATE	-	-	100.00%	100.00%	7/27/2012
CAIXA DE MANLLEU PREFERENTS, S.A.	ACQUISITION	FINANCIAL SERVICES	-	-	100.00%	100.00%	7/27/2012
CAIXA TERRASSA BORSA, SICAV, S.A.	ACQUISITION	VARIABLE CAPITAL	-	-	99.59%	99.59%	7/27/2012
CAIXA TERRASSA RENDA FIXA, SICAV, S.A.	ACQUISITION	VARIABLE CAPITAL	-	-	99.53%	99.53%	7/27/2012
CAIXA TERRASSA RF MIXTA, SICAV, S.A.	ACQUISITION	VARIABLE CAPITAL	-	-	98.25%	98.25%	7/27/2012
CAIXA TERRASSA VIDA 1, SICAV, S.A.	ACQUISITION	VARIABLE CAPITAL	-	-	98.57%	98.57%	7/27/2012
CAIXA TERRASSA SOCIETAT DE PARTICIPACIONS PREFERENTS, S.A.U.	ACQUISITION	FINANCIAL SERVICES	-	-	100.00%	100.00%	7/27/2012
CAIXASABADELL PREFERENTS, S.A.	ACQUISITION	FINANCIAL SERVICES	-	-	100.00%	100.00%	7/27/2012
CAIXASABADELL TINELIA, S.L.	ACQUISITION	INVESTMENT COMPANY	-	-	100.00%	100.00%	7/27/2012
CAIXASABADELL VIDA, S.A. COMPANYA D’ASSEGURANCES IREASSEGURANCES	ACQUISITION	INSURANCES SERVICES	-	-	50.00%	50.00%	7/27/2012
CATALONIA GEBIRA, S.L,	ACQUISITION	REAL ESTATE	-	-	81.66%	81.66%	7/27/2012
CATALONIA PROMODIS 4, S.A.	ACQUISITION	REAL ESTATE	-	-	100.00%	100.00%	7/27/2012
ECOARENYS, S.L.	ACQUISITION	REAL ESTATE	-	-	50.00%	50.00%	7/27/2012
L’EIX IMMOBLES, S.L.	ACQUISITION	REAL ESTATE	-	-	90.00%	90.00%	7/27/2012
ESPAIS SABADELL, S.A.	ACQUISITION	REAL ESTATE	-	-	100.00%	100.00%	7/27/2012
HABITATGES INVERCAP, S.L.	ACQUISITION	REAL ESTATE	-	-	100.00%	100.00%	7/27/2012
INVERPRO DESENVOLUPAMENT, S.L.	ACQUISITION	INVESTMENT COMPANY	-	-	100.00%	100.00%	7/27/2012
ITINERARI 2002, S.L.	ACQUISITION	SERVICES	-	-	52.08%	52.08%	7/27/2012
PARCSUD PLANNER, S.L.	ACQUISITION	REAL ESTATE	-	-	100.00%	100.00%	7/27/2012
PROMOTORA DEL VALLES, S.L.	ACQUISITION	INVESTMENT COMPANY	-	-	100.00%	100.00%	7/27/2012
PROMOU CT 3AG DELTA, S.L.	ACQUISITION	REAL ESTATE	-	-	100.00%	100.00%	7/27/2012
PROMOU CT EIX MACIA, S.L.	ACQUISITION	REAL ESTATE	-	-	100.00%	100.00%	7/27/2012
PROMOU CT GEBIRA, S.L.	ACQUISITION	REAL ESTATE	-	-	100.00%	100.00%	7/27/2012
PROMOU CT OPENSEGRE, S.L.	ACQUISITION	REAL ESTATE	-	-	100.00%	100.00%	7/27/2012
PROMOU CT VALLES, S.L.	ACQUISITION	REAL ESTATE	-	-	100.00%	100.00%	7/27/2012
PROMOU GLOBAL, S.L.	ACQUISITION	REAL ESTATE	-	-	100.00%	100.00%	7/27/2012
PROV-INFI-ARRAHONA, S.L.	ACQUISITION	REAL ESTATE	-	-	100.00%	100.00%	7/27/2012
SELECTIVA CAPITAL SICAV, S.A.	ACQUISITION	VARIABLE CAPITAL	-	-	50.81%	50.81%	7/27/2012
SERVICIOS Y SOLUCIONES DE GESTION PARA CORPORACIONES, EMPRESAS Y PARTICULARES, S.L.	ACQUISITION	SERVICES	-	-	100.00%	100.00%	7/27/2012
UNNIM GESFONS SGIIC, S.A.	ACQUISITION	FINANCIAL SERVICES	-	-	100.00%	100.00%	7/27/2012
UNNIM VIDA, S.A.DE SEGUROS Y REASEGUROS	ACQUISITION	INSURANCES SERVICES	-	-	50.00%	50.00%	7/27/2012
UNNIM PROTECCIO, S.A.	ACQUISITION	INSURANCES SERVICES	-	-	50.00%	50.00%	7/27/2012
UNNIM SERVEIS DE DEPENDENCIA, S.A.	ACQUISITION	SERVICES	-	-	100.00%	100.00%	7/27/2012
UNNIMCAIXA OPERADOR DE BANCA D’ASSEGURANCES VINCULAT, S.L.	ACQUISITION	FINANCIAL SERVICES	-	-	100.00%	100.00%	7/27/2012
BBVA & PARTNERS SICAV SIF EQUITY ARBITRAGE MASTER SIF	ACQUISITION	VARIABLE CAPITAL	-	-	100.00%	100.00%	12/31/2012
INNOVATION 4 SECURITY, S.L.	FOUNDING	SERVICES	74	-	100.00%	100.00%	12/31/2012
INVERSIONES DE INNOVACIÓN EN SERVICIOS FINANCIEROS, S.L.	FOUNDING	INVESTMENT COMPANY	3	-	100.00%	100.00%	12/31/2012
UNNIM SOCIEDAD PARA LA GESTION DE ACTIVOS INMOBILIARIOS, S.A.	FOUNDING	REAL ESTATE	-	-	100.00%	100.00%	12/31/2012
FIDEICOMISO HARES BBVA BANCOMER F/ 47997-2	DILUTION EFFECT	REAL ESTATE	-	-	7.82%	97.79%	12/31/2012
IMOBILIARIA DUQUE D’AVILA, S.A.	ACQUISITION	REAL ESTATE	4,249	-	50.00%	100.00%	12/31/2012

Disposals or Reduction of Interest Ownership in Consolidated Subsidiaries and Jointly Controlled Companies Accounted for Under the Proportionate Method

			Thousands of Euros	% of Voting Rights
Company	Type of Transaction	Activity	Profit (Loss) in the Transaction	% Participation Sold in the Period	Total Voting Rights Controlled after the Disposal	Effective Date for the Transaction (or Notification Date)
INVERSORA OTAR, S.A.(1)	MERGER	INVESTMENT COMPANY	-	99.96%	-	4/2/2012
CONSOLIDAR ASEGURADORA DE RIESGOS DEL TRABAJO, S.A.	DISPOSAL	INSURANCES SERVICES	(2,663)	100.00%	-	3/31/2012
BBVA BANCO FRANCES, S.A.	DISPOSAL	BANKING	-	0.05%	75.99%	4/30/2012
PROXIMA ALFA SERVICES LTD.	LIQUIDATION	FINANCIAL SERVICES	(2,319)	100.00%	-	7/31/2012
PROXIMA ALFA INVESTMENTS (UK) LLP	LIQUIDATION	FINANCIAL SERVICES	1,081	51.00%	-	7/31/2012
SMARTSPREAD LIMITED (UK)	LIQUIDATION	SERVICES	(50)	100.00%	-	7/31/2012
BBVA COMPASS CONSULTING & BENEFITS, INC(2)	MERGER	FINANCIAL SERVICES	-	100.00%	-	8/31/2012
BBVA ASSET MANAGEMENT (IRELAND) LIMITED	LIQUIDATION	FINANCIAL SERVICES	(1)	100.00%	-	9/30/2012
CASA DE CAMBIO MULTIDIVISAS, S.A. DE C.V.	LIQUIDATION	SERVICES	(13)	100.00%	-	10/31/2012
CAIXASABADELL VIDA, S.A. COMPANYA D’ASSEGURANCES IREASSEGURANCES (3)	MERGER	INSURANCES SERVICES	-	50.00%	-	10/31/2012
SELECTIVA CAPITAL SICAV, S.A.	LIQUIDATION	VARIABLE CAPITAL	(1)	50.81%	-	10/31/2012
BBVA & PARTNERS ALTERNATIVE INVESTMENT, S.A.(4)	MERGER	SECURITIES DEALER	-	100.00%	-	11/30/2012
CAIXA TERRASSA BORSA, SICAV, S.A.	LIQUIDATION	VARIABLE CAPITAL	(2,359)	100,00%	-	11/30/2012
CAIXA TERRASSA RENDA FIXA, SICAV, S.A.	LIQUIDATION	VARIABLE CAPITAL	(1,615)	100.00%	-	11/30/2012
CAIXA TERRASSA RF MIXTA, SICAV, S.A.	LIQUIDATION	VARIABLE CAPITAL	(3,387)	99.89%	-	11/30/2012
CAIXA TERRASSA VIDA 1, SICAV, S.A.	LIQUIDATION	VARIABLE CAPITAL	4,883	99.99%	-	11/30/2012
BANCO BILBAO VIZCAYA ARGENTARIA PUERTO RICO	DISPOSAL	BANKING	-	100.00%	-	12/31/2012
BBVA SEGUROS INC.	DISPOSAL	FINANCIAL SERVICES	-	100.00%	-	12/31/2012
BBVAPR HOLDING CORPORATION	DISPOSAL	INVESTMENT COMPANY	(14,881)	100.00%	-	12/18/2012
BBVA SECURITIES OF PUERTO RICO, INC.	DISPOSAL	FINANCIAL SERVICES	-	100.00%	-	12/31/2012
DESARROLLADORA Y VENDEDORA DE CASAS, S.A	LIQUIDATION	REAL ESTATE	(40)	100.00%	-	12/31/2012
APLICA SOLUCIONES ARGENTINAS, S.A.	LIQUIDATION	SERVICES	1,254	100.00%	-	12/31/2012
ANIDA OPERACIONES SINGULARES, S.L.(5)	MERGER	REAL ESTATE	-	100.00%	-	12/31/2012
BBVA NOMINEES LIMITED	PERCENTAGE CORRECTION	SERVICES	-	5.00%	95.00%	12/31/2012

(1) Acquiring company: BBVA BANCO FRANCES, S.A. (2) Acquiring company: BBVA COMPASS INSURANCE AGENCY, INC (3) Acquiring company: UNNIM VIDA, S.A. (4) Acquiring company: BBVA SEGUROS, S.A.

Business Combinations and Other Acquisitions or Increases of Interest Ownership in Associates and Jointly Controlled Companies Accounted for Under the Equity Method

			Thousands of Euros		% of Voting Rights
Company	Type of Transaction	Activity	Price Paid in the Transactions + Expenses Directly Attributable to the Transactions	Fair Value of Equity Instruments Issued for the Transactions	% Participation (Net) Acquired in the Period	Total Voting Rights Controlled After the Transactions	Effective Date for the Transaction (or Notification Date)
METROVACESA, S.A.	ACQUISITION	REAL ESTATE	364,055	-	17.34%	17.34%	1/1/2012
AC HOTEL MANRESA, S.L.	ACQUISITION	SERVICES	-	-	50.00%	50.00%	7/27/2012
ACA, S.A. SOCIEDAD DE VALORES	ACQUISITION	FINANCIAL SERVICES	-	-	37.50%	37.50%	7/27/2012
ACTIVA CT BADEBAÑO, S.L.	ACQUISITION	COMMERCIAL	-	-	50.00%	50.00%	7/27/2012
ARRAHONA GARRAF, S.L.	ACQUISITION	REAL ESTATE	-	-	50.00%	50.00%	7/27/2012
AXIACOM-CRI, S.L.	ACQUISITION	REAL ESTATE	-	-	50.00%	50.00%	7/27/2012
BALMA HABITAT, S.L.	ACQUISITION	REAL ESTATE	-	-	50.00%	50.00%	7/27/2012
CONNEX GARRAF, S.L.	ACQUISITION	REAL ESTATE	-	-	33.33%	33.33%	7/27/2012
DOBIMUS, S.L.	ACQUISITION	REAL ESTATE	-	-	50.00%	50.00%	7/27/2012
FRIGEL, S.L	ACQUISITION	SERVICES	-	-	17.99%	17.99%	7/27/2012
GARRAF MEDITERRANIA, S.A.	ACQUISITION	REAL ESTATE	-	-	45.29%	45.29%	7/27/2012
GESTIO CASA JOVE, S.L.	ACQUISITION	REAL ESTATE	-	-	31.00%	31.00%	7/27/2012
HABITATGES CIMIPRO, S.L.	ACQUISITION	REAL ESTATE	-	-	50.00%	50.00%	7/27/2012
HABITATGES FINVER, S.L.	ACQUISITION	REAL ESTATE	-	-	50.00%	50.00%	7/27/2012
HABITATGES INVERVIC, S.L.	ACQUISITION	REAL ESTATE	-	-	35.00%	35.00%	7/27/2012
HABITATGES JUVIPRO, S.L.	ACQUISITION	REAL ESTATE	-	-	40.00%	40.00%	7/27/2012
HABITATGES LLULL, S.L.	ACQUISITION	REAL ESTATE	-	-	50.00%	50.00%	7/27/2012
NOVA LLAR SANT JOAN, S.A.	ACQUISITION	REAL ESTATE	-	-	35.00%	35.00%	7/27/2012
NUCLI, S.A.	ACQUISITION	REAL ESTATE	-	-	29.47%	29.47%	7/27/2012
PROBIS AIGUAVIVA, S.L.	ACQUISITION	REAL ESTATE	-	-	50.00%	50.00%	7/27/2012
PROMOCIONS CAN CATA, S.L.	ACQUISITION	REAL ESTATE	-	-	64.29%	64.29%	7/27/2012
PROMOU CT MEDEA, S.L.	ACQUISITION	REAL ESTATE	-	-	51.00%	51.00%	7/27/2012
REDSYS SERVICIOS DE PROCESAMIENTO, S.L.	ACQUISITION	FINANCIAL SERVICES	-		0.94%	17.13%	7/27/2012
RESIDENCIAL PEDRALBES-CARRERAS, S.L.	ACQUISITION	REAL ESTATE	-	-	25.00%	25.00%	7/27/2012
RESIDENCIAL SARRIA-BONANOVA, S.L.	ACQUISITION	REAL ESTATE	-	-	25.53%	25.53%	7/27/2012
SBD CEAR, S.L.	ACQUISITION	REAL ESTATE	-	-	50.00%	50.00%	7/27/2012
SABADELL CREIXENT, S.A.	ACQUISITION	REAL ESTATE	-	-	23.05%	23.05%	7/27/2012
SBD LLOGUER SOCIAL, S.A.	ACQUISITION	REAL ESTATE	-	-	20.00%	20.00%	7/27/2012
SOLARVOLAR, S.L.	ACQUISITION	REAL ESTATE	-	-	45.00%	45.00%	7/27/2012
VANTOUREIX, S.L.	ACQUISITION	REAL ESTATE	-	-	40.72%	40.72%	7/27/2012
VIC CONVENT, S.L.	ACQUISITION	REAL ESTATE	-	-	25.00%	25.00%	7/27/2012
SERVIRED SOCIEDAD ESPAÑOLA DE MEDIOS DE PAGO, S.A.	ACQUISITION	FINANCIAL SERVICES	-	-	1.24%	22.59%	7/31/2012
REDSYS SERVICIOS DE PROCESAMIENTO, S.L.	ACQUISITION	FINANCIAL SERVICES	44	-	0.12%	17.24%	10/31/2012
SOCIEDAD ADMINISTRADORA DE FONDOS DE CESANTIA DE CHILE II, S.A.	FOUNDING	FINANCIAL SERVICES	3,664	-	48.60%	48.60%	10/31/2012

Disposal or Reduction of Interest Ownership in Associates and Jointly Controlled Companies Accounted for Under the Equity Method

			Thousands of Euros	% of Voting Rights
Company	Type of Transaction	Activity	Profit (Loss) in the Transaction	% Participation Sold in the Period	Total Voting Rights Controlled after the Disposal	Effective Date for the Transaction (or Notification Date)
COMPAÑIA ESPAÑOLA DE FINANCIACION DEL DESARROLLO S.A.	DISPOSAL	FINANCIAL SERVICES	(57)	-3.01%	18.81%	7/31/2012
NOVA ICARIA, S.A	DISPOSAL	REAL ESTATE	744	26.42%	-	9/30/2012
IMOBILIARIA DAS AVENIDAS NOVAS, S.A.	DISPOSAL	REAL ESTATE	(38)	49.97%	-	11/31/2012

Changes in other Companies quoted recognize as Available-For-Sale

			% of voting rights
Company	Type of Transaction	Activity	% Participation Acquired (Sold) in the Period	Totally Controlled after Transaction	Effective Date for the Transaction (or Notification Date)
COMPANYIA D’AIGUES DE SABADELL SA.	ACQUISITION	SERVICES	7.26%	7.26%	7/27/2012

APPENDIX IV

Fully consolidated subsidiaries with more than 10% owned by non-Group shareholders as of December 31, 2012

		% of Voting Rights Controlled by the Bank
Company	Activity	Direct	Indirect	Total
BANCO BILBAO VIZCAYA ARGENTARIA CHILE, S.A.	BANKING	-	68.18	68.18
BANCO PROVINCIAL S.A. - BANCO UNIVERSAL	BANKING	1.85	53.75	55.60
BBVA INMOBILIARIA E INVERSIONES, S.A.	REAL ESTATE	-	68.11	68.11
CATALONIA GEBIRA, S.L,	REAL ESTATE	-	81.66	81.66
DESARROLLO URBANISTICO DE CHAMARTIN, S.A.	REAL ESTATE	-	72.50	72.50
ECOARENYS, S.L.	REAL ESTATE	-	50.00	50.00
EL OASIS DE LAS RAMBLAS, S.L.	REAL ESTATE	-	70.00	70.00
ESTACION DE AUTOBUSES CHAMARTIN, S.A.	SERVICES	-	51.00	51.00
FORUM DISTRIBUIDORA, S.A.	FINANCIAL SERVICES	-	75.52	75.52
FORUM SERVICIOS FINANCIEROS, S.A.	FINANCIAL SERVICES	-	75.50	75.50
GESTION DE PREVISION Y PENSIONES, S.A.	PENSION FUNDS MANAGEMENT	60.00	-	60.00
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.	SERVICES	-	72.05	72.05
HOLDING CONTINENTAL, S.A.	INVESTMENT COMPANY	50.00	-	50.00
INVERSIONES BANPRO INTERNATIONAL INC. N.V.	IN LIQUIDATION	48.00	-	48.00
INVERSIONES P.H.R.4, C.A.	IN LIQUIDATION	-	60.46	60.46
ITINERARI 2002, S.L.	SERVICES	-	52.08	52.08
PRO-SALUD, C.A.	SERVICES	-	58.86	58.86
UNNIM PROTECCIO, S.A.	INSURANCES	-	50.00	50.00

APPENDIX V

BBVA Group’s securitization funds

			Thousands of Euros
Securitization Fund	Company	Origination Date	Total Securitized Exposures at the Origination Date	Total Securitized Exposures as of December 31, 2012
BBVA AUTOS I FTA	BBVA, S.A.	10/2004	1,000,000	10,247
BBVA-3 FTPYME FTA	BBVA, S.A.	11/2004	1,000,023	42,075
BBVA AUTOS 2 FTA	BBVA, S.A.	12/2005	1,000,000	109,328
BBVA HIPOTECARIO 3 FTA	BBVA, S.A.	06/2005	1,450,013	175,322
BBVA-4 PYME FTA	BBVA, S.A.	09/2005	1,250,025	62,711
BBVA CONSUMO 1 FTA	BBVA, S.A.	05/2006	1,499,999	140,649
BBVA-5 FTPYME FTA	BBVA, S.A.	10/2006	1,900,022	176,084
BCL MUNICIPIOS I FTA	BBVA, S.A.	06/2000	1,205,059	96,389
2 PS RBS (ex ABN)	BBVA SOCIEDAD DE LEASING INMOBILIARIO, S.A.	09/2002	8,869	5,954
2 PS INTERAMERICANA	BBVA SOCIEDAD DE LEASING INMOBILIARIO, S.A.	10/2004	33,931	12,378
BBVA CONSUMO 2 FTA	BBVA, S.A.	11/2006	1,500,000	201,278
BBVA CONSUMO 3 FTA	BBVA, S.A.	04/2008	975,000	197,011
BBVA CONSUMO 4 FTA	BBVA, S.A.	12/2009	1,100,000	465,709
BBVA CONSUMO 5 FTA	BBVA, S.A.	12/2010	899,999	630,375
BBVA UNIVERSALIDAD E10	BBVA COLOMBIA, S.A.	03/2009	31,855	6,647
BBVA UNIVERSALIDAD E11	BBVA COLOMBIA, S.A.	05/2009	21,029	4,553
BBVA UNIVERSALIDAD E12	BBVA COLOMBIA, S.A.	08/2009	33,782	5,652
BBVA UNIVERSALIDAD E5	BBVA COLOMBIA, S.A.	11/2004	149,578	1,477
BBVA UNIVERSALIDAD E9	BBVA COLOMBIA, S.A.	12/2008	60,402	12,799
BBVA EMPRESAS 1 FTA	BBVA, S.A.	11/2007	1,450,002	200,603
BBVA EMPRESAS 2 FTA	BBVA, S.A.	03/2009	2,850,062	885,760
BBVA EMPRESAS 3 FTA	BBVA, S.A.	12/2009	2,600,011	748,655
BBVA EMPRESAS 4 FTA	BBVA, S.A.	07/2010	1,700,025	610,289
BBVA EMPRESAS 5 FTA	BBVA, S.A.	03/2011	1,250,050	674,607
BBVA EMPRESAS 6 FTA	BBVA, S.A.	12/2011	1,200,154	848,534
BACOMCB 07	BBVA BANCOMER, S.A.	12/2007	153,833	75,399
BACOMCB 08	BBVA BANCOMER, S.A.	03/2008	67,196	35,815
BACOMCB 08U	BBVA BANCOMER, S.A.	08/2008	331,439	221,157
BACOMCB 08-2	BBVA BANCOMER, S.A.	12/2008	338,880	189,935
BACOMCB 09	BBVA BANCOMER, S.A.	08/2009	380,865	263,691
BBVA-FINANZIA AUTOS 1 FTA	BBVA, S.A.	04/2007	800,000	115,463
GAT FTGENCAT 2005 FTA	BBVA, S.A.	12/2005	249,943	26,498
BBVA RMBS 1 FTA	BBVA, S.A.	02/2007	2,500,000	1,572,908
BBVA RMBS 2 FTA	BBVA, S.A.	03/2007	5,000,000	3,084,441
BBVA RMBS 3 FTA	BBVA, S.A.	07/2007	3,000,000	2,077,864
BBVA RMBS 5 FTA	BBVA, S.A.	05/2008	5,000,001	3,502,435
BBVA RMBS 9 FTA	BBVA, S.A.	04/2010	1,295,101	1,155,921
BBVA RMBS 10 FTA	BBVA, S.A.	06/2011	1,600,065	1,523,242
BBVA RMBS 11 FTA	BBVA, S.A.	06/2012	1,400,077	1,371,357
BBVA LEASING 1 FTA	BBVA, S.A.	06/2007	2,500,000	402,150
BBVA UNIVERSALIDAD N6	BBVA COLOMBIA, S.A.	08/2012	91,433	83,665
PEP80040F110	BANCO CONTINENTAL,S.A.	12/2007	7,423	5,193
BBVA-6 FTPYME FTA	BBVA, S.A.	06/2007	1,500,101	211,782
BBVA-7 FTGENCAT FTA	BBVA, S.A.	02/2008	250,010	49,287
BBVA-8 FTPYME FTA	BBVA, S.A.	07/2008	1,100,127	266,618
BBVA PYME 9 FTA	BBVA, S.A.	12/2012	470,035	464,782
FTA TDA11	UNNIM BANC, S.A.	02/2000	140,287	9,596
FTA TDA12	UNNIM BANC, S.A.	07/2000	83,727	8,965
FTA TDA13	UNNIM BANC, S.A.	12/2000	84,142	11,158
FTA TDA15 MIXTO	UNNIM BANC, S.A.	11/2002	84,282	18,045
FTA TDA-18 MIXTO	UNNIM BANC, S.A.	11/2003	91,000	21,979
FTA AYT CONSUMO III	UNNIM BANC, S.A.	08/2004	60,000	6,715
FTA TDA-22 MIXTO	UNNIM BANC, S.A.	12/2004	62,000	24,576
FTA AYT-FTPYME II	UNNIM BANC, S.A.	12/2004	25,000	310
FTA IM-1 FTGENCAT	UNNIM BANC, S.A.	12/2005	320,000	48,766
FTA IM TERRASSA MBS-1	UNNIM BANC, S.A.	07/2006	525,000	223,496
FTA TDA-27	UNNIM BANC, S.A.	12/2006	275,000	158,960
FTA TDA-28	UNNIM BANC, S.A.	07/2007	250,000	163,463
FTA GAT FTGENCAT 2007	UNNIM BANC, S.A.	11/2007	225,000	85,426
FTA GAT FTGENCAT 2008	UNNIM BANC, S.A.	08/2008	350,000	192,429
GAT ICO FTVPO 1, F.T.H	UNNIM BANC, S.A.	06/2009	40,000	28,127
AYT HIPOTECARIO MIXTO, FTA	UNNIM BANC, S.A.	03/2004	100,000	30,824
TDA 20-MIXTO, FTA	UNNIM BANC, S.A.	06/2004	100,000	32,588
AYT HIPOTECARIO MIXTO IV, FTA	UNNIM BANC, S.A.	06/2005	100,000	40,048
AYT HIPOTECARIO MIXTO V, FTA	UNNIM BANC, S.A.	07/2006	120,000	72,061
GC FTGENCAT CAIXA SABADELL 1, FTA	UNNIM BANC, S.A.	10/2006	304,500	107,159
AYT CAIXA SABADELL HIPOTECARIO I, FTA	UNNIM BANC, S.A.	07/2008	300,000	253,458
GC FTGENCAT CAIXA SABADELL 2, FTA	UNNIM BANC, S.A.	12/2008	238,000	112,188
AYT 1 HIPOTECARIO, FTH	UNNIM BANC, S.A.	06/1999	149,040	6,198
GC FTPIME UNNIM 1, FTA	UNNIM BANC, S.A.	12/2011	275,000	214,066
2 PS INTERAMERICANA	BBVA CHILE, S.A.	10/2004	12,358	4,508
2 PS INTERAMERICANA	BBVA SOCIEDAD DE LEASING INMOBILIARIO, S.A.	10/2004	21,573	7,870

APPENDIX VI

Details of the outstanding subordinated debt and preferred securities issued by the Bank or entities in the Group consolidated as of December 31, 2012, 2011 and 2010

Outstanding as of December 31, 2012 of subordinated issues
	Millions of Euros
Issuer Entity and Issued Date	Currency	December 2012	December 2011	December 2010	Prevailing Interest Rate at 2012	Maturity Date
Issues in Euros
BBVA
July-96	EUR	27	27	27	9.37%	12/22/2016
October-04	EUR	628	992	992	4.37%	10/20/2019
February-07	EUR	255	297	297	4.50%	2/16/2022
March-08	EUR	125	125	125	6.03%	3/3/2033
July-08	EUR	100	100	100	6.20%	7/4/2023
September-09	EUR	-	-	2,000	-	10/15/2014
December-11	EUR	1,237	3,430	-	6.50%	6/30/2013
Subtotal	EUR	2,372	4,971	3,541
BBVA GLOBAL FINANCE, LTD. (*)
July-99	EUR	60	64	73	6.35%	10/16/2015
October-11	EUR	-	-	60	-	10/10/2011
October-01	EUR	10	40	40	6.08%	10/10/2016
October-01	EUR	46	50	50	0.81%	10/15/2016
November-01	EUR	53	55	55	0.90%	11/2/2016
December-01	EUR	56	56	56	0.88%	12/20/2016
Subtotal	EUR	225	265	334
BBVA SUBORDINATED CAPITAL, S.A.U. (*)
May-05	EUR	-	389	423	-	5/23/2017
October-05	EUR	99	126	126	0.51%	10/13/2020
October-05	EUR	26	199	205	0.95%	10/20/2017
October-06	EUR	-	-	822	-	10/24/2016
April-07	EUR	-	594	623	-	4/3/2017
April-07	EUR	68	100	100	2.34%	4/4/2022
May-08	EUR	50	50	50	0.00%	5/19/2023
July-08	EUR	20	20	20	6.11%	7/22/2018
Subtotal	EUR	263	1,478	2,369
BBVA BANCOMER, S.A. de C.V.
May-07	EUR	-	469	601	-	7/17/2017
Subtotal	EUR	-	469	601
ALTURA MARKETS A.V., S.A.
November-07	EUR	2	2	2	2.19%	11/29/2017
Subtotal	EUR	2	2	2
UNNIM BANC, S.A.
Different issues	EUR	274	-	-	Various	Various
Subtotal	EUR	274	-	-
ARRELS CT PROMOU, S.A.
Different issues	EUR
Subtotal	EUR
Total issued in Euros		3,136	7,185	6,847

(*) As of March 23, 2010 issues of BBVA Capital Funding, Ltd. have been assumed by BBVA Global Finance Ltd.

The issues of BBVA Subordinated Capital, S.A.U. and BBVA Global Finance, LTD. are guaranteed (secondary liability) by the Bank.

Outstanding as of December 31, 2012 of subordinated issues
	Millions of Euros
Issuer Entity and Issued Date	Currency	December 2012	December 2011	December 2010	Prevailing Interest Rate at 2012	Maturity Date
Issues in foreign currency
BBVA PUERTO RICO, S.A.
September-04	USD	-	39	38	-	9/23/2014
September-06	USD	-	28	28	-	9/29/2016
September-06	USD	-	23	22	-	9/29/2016
Subtotal	USD	-	90	88
BBVA GLOBAL FINANCE, LTD. (*)
December-95	USD	151	155	96	7.00%	12/1/2025
October-95	JPY	88	100	92	6.00%	10/26/2015
BANCO BILBAO VIZCAYA ARGENTARIA, CHILE
Different issues	CLP	647	597	624	Various	Various
Subtotal	CLP	647	597	624
BBVA BANCOMER, S.A. de C.V.
May-07	USD	377	386	373	6.00%	5/17/2022
April-10	USD	755	773	670	7.00%	4/22/2020
March-11	USD	943	966	-	7.00%	3/10/2021
July-12	USD	755	-	-	7.00%	9/30/2022
September-12	USD	377	-	-	7.00%	9/30/2022
Subtotal	USD	3,207	2,125	1,043
September-06	MXN	146	138	151	5.00%	9/18/2014
July-08	MXN	69	66	73	5.00%	7/16/2018
October-08	MXN	175	166	181	6.00%	9/24/2018
December-08	MXN	166	165	172	6.00%	11/26/2020
June-09	MXN	159	151	164	6.00%	6/7/2019
Subtotal	MXN	715	686	741
BBVA SUBORDINATED CAPITAL, S.A.U.
October-05	JPY	-	200	184	-	10/22/1935
Subtotal	JPY	-	200	184
March-06	GBP	-	-	326	-	3/31/2016
March-07	GBP	19	258	284	5.75%	3/11/2018
Subtotal	GBP	19	258	610
RIVERWAY HOLDING CAPITAL TRUST I
March-01	USD	8	8	7	10.18%	6/8/2031
Subtotal	USD	8	8	7
TEXAS REGIONAL STATUTORY TRUST I
February-04	USD	38	39	37	3.16%	3/17/1934
Subtotal	USD	38	39	37

(*) As of March 23, 2010 issues of BBVA Capital Funding, Ltd. have been assumed by BBVA Global Finance Ltd.

The issues of BBVA Subordinated Capital, S.A.U. and BBVA Global Finance, LTD. are guaranteed (secondary liability) by the Bank.

Outstanding as of December 31, 2012 of subordinated issues
	Millions of Euros
Issuer Entity and Issued Date	Currency	December 2012	December 2011	December 2010	Prevailing Interest Rate at 2012	Maturity Date
STATE NATIONAL CAPITAL TRUST I
July-03	USD	12	12	11	3.36%	9/30/2033
Subtotal	USD	12	12	11
STATE NATIONAL STATUTORY TRUST II
March-04	USD	8	8	7	3.10%	3/17/2034
Subtotal	USD	8	8	7
TEXASBANC CAPITAL TRUST I
July-04	USD	19	19	19	2.92%	7/23/2034
Subtotal	USD	19	19	19
COMPASS BANK
March-05	USD	217	220	212	5.50%	4/1/2020
March-06	USD	90	202	195	5.90%	4/1/2026
September-07	USD	264	269	261	6.40%	10/1/2017
Subtotal	USD	571	691	668
BBVA COLOMBIA, S.A.
August-06	COP	-	-	156	-	8/28/2011
September-11	COP	45	42	-	7.15%	9/19/2021
September-11	COP	67	62	-	7.39%	9/19/2026
September-11	COP	44	41	-	6.98%	9/19/2018
Subtotal	COP	156	145	156
BBVA PARAGUAY, S.A.
Different issues	PYG	-	2	2	-	Various
Different issues	USD	-	7	6	-	Various
BANCO CONTINENTAL, S.A.
December-06	USD	23	23	22	3.22%	2/15/2017
May-07	USD	15	15	15	6.00%	5/14/2027
September-07	USD	15	15	15	1.82%	9/24/2017
February-08	USD	15	15	15	6.47%	2/28/2028
June-08	USD	23	23	22	3.16%	6/15/2018
November-08	USD	15	15	15	3.02%	2/15/2019
October-10	USD	152	156	150	7.38%	10/7/2040
Subtotal	USD	258	262	254
May-07	PEN	12	11	11	5.85%	5/7/2022
June-07	PEN	19	19	16	3.47%	6/18/2032
November-07	PEN	17	16	15	3.56%	11/19/2032
July-08	PEN	15	14	13	3.06%	7/8/2023
September-08	PEN	17	16	14	3.09%	9/9/2023
December-08	PEN	10	10	8	4.19%	12/15/2033
Subtotal	PEN	90	86	77
Total issues in foreign currencies (Millions of Euros)		5,987	5,490	4,722

Outstanding as of December 31, 2012 of preferred issues
	December 2012		December 2011		December 2010
Issuer Entity and Issued Date	Currency	Amount Issued (Millions)	Currency	Amount Issued (Millions)	Currency	Amount Issued (Millions)
BBVA International, Ltd.
December-02	EUR	9	EUR	9	EUR	500
BBVA Capital Finance, S.A.U.
December-03	EUR	350	EUR	5	EUR	350
July-04	EUR	500	EUR	7	EUR	500
December-04	EUR	1,125	EUR	17	EUR	1,125
December-08	EUR	1,000	EUR	7	EUR	1,000
BBVA International Preferred, S.A.U.
September-05	EUR	85	EUR	85	EUR	85
September-06	EUR	164	EUR	164	EUR	164
April-07	USD	600	USD	600	USD	600
July-07	GBP	31	GBP	31	GBP	31
October-09	EUR	645	EUR	645	EUR	645
October-09	GBP	251	GBP	251	GBP	251
Banco Provincial, S.A. - Banco Universal
October-07	-	-	-	-	VEF	150
November-07	-	-	-	-	VEF	58
Phoenix Loan Holdings Inc.
November-07	USD	25	USD	25	USD	25
Unim Banc, S.A.
December-07	EUR	14	-	-	-	-
Caixa de Manlleu Preferents, S.A.			-	-	-	-
December-04	EUR	18	-	-	-	-
Caixa Terrasa Societat de Participacion			-	-	-	-
December-04	EUR	75	-	-	-	-
July-06	EUR	90	-	-	-	-
Caixasabadell Preferents, S.A.			-	-	-	-
June-01	EUR	50	-	-	-	-
August-05	EUR	75	-	-	-	-

APPENDIX VII

Consolidated balance sheets held in foreign currency as of December 31, 2012, 2011 and 2010

		Millions of Euros
December 2012	USD	Mexican Pesos	Other Foreign Currencies	Total Foreign Currencies
Assets -
Cash and balances with central banks	7,842	5,894	10,799	24,535
Financial assets held for trading	4,028	15,539	3,686	23,254
Available-for-sale financial assets	7,596	8,789	6,754	23,139
Loans and receivables	59,940	38,033	44,912	142,885
Investments in entities accounted for using the equity method	5	95	4,426	4,526
Tangible assets	753	1,275	892	2,920
Other assets	4,166	4,210	3,351	11,727
Total	84,330	73,835	74,820	232,985
Liabilities-
Financial liabilities held for trading	1,950	4,587	1,387	7,924
Financial liabilities at amortised cost	85,320	52,037	57,167	194,524
Other liabilities	1,122	7,975	2,801	11,898
Total	88,392	64,598	61,355	214,346

		Millions of Euros
December 2011	USD	Mexican Pesos	Other Foreign Currencies	Total Foreign Currencies
Assets -
Cash and balances with central banks	5,802	5,412	5,993	17,207
Financial assets held for trading	3,320	13,568	3,537	20,425
Available-for-sale financial assets	8,621	7,642	5,859	22,122
Loans and receivables	66,347	34,363	38,183	138,893
Investments in entities accounted for using the equity method	5	101	4,235	4,341
Tangible assets	842	1,060	811	2,713
Other assets	4,708	2,769	3,168	10,645
Total	89,645	64,915	61,787	216,346
Liabilities-	-		-	-
Financial liabilities held for trading	2,182	4,113	2,166	8,461
Financial liabilities at amortised cost	81,373	47,906	46,133	175,412
Other liabilities	1,159	6,288	2,765	10,212
Total	84,714	58,307	51,064	194,086

		Millions of Euros
December 2010	USD	Mexican Pesos	Other Foreign Currencies	Total Foreign Currencies
Assets -
Cash and balances with central banks	4,358	6,002	5,333	15,693
Financial assets held for trading	2,347	11,142	4,031	17,520
Available-for-sale financial assets	8,547	10,150	5,102	23,799
Loans and receivables	61,994	35,465	31,288	128,747
Investments in entities accounted for using the equity method	5	112	3,658	3,775
Tangible assets	804	916	655	2,375
Other assets	3,972	2,768	1,830	8,570
Total	82,027	66,555	51,897	200,479
Liabilities-
Financial liabilities held for trading	1,420	3,349	1,073	5,842
Financial liabilities at amortised cost	90,444	50,708	42,645	183,797
Other liabilities	928	5,976	2,889	9,793
Total	92,792	60,033	46,607	199,432

APPENDIX VIII

Consolidated income statements for the first and second half of 2012 and 2011

	Millions of Euros
	Six months ended June 30, 2012	Six months ended December 31, 2012	Six months ended June 30, 2011	Six months ended December 31, 2011
INTEREST AND SIMILAR INCOME	12,069	12,746	11,180	12,049
INTEREST AND SIMILAR EXPENSES	(5,008)	(5,333)	(4,931)	(5,574)
NET INTEREST INCOME	7,061	7,413	6,249	6,475
DIVIDEND INCOME	337	53	282	280
SHARE OF PROFIT OR LOSS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD	542	497	241	547
FEE AND COMMISSION INCOME	2,544	2,746	2,400	2,474
FEE AND COMMISSION EXPENSES	(512)	(622)	(437)	(544)
NET GAINS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES	724	912	704	365
NET EXCHANGE DIFFERENCES	23	46	361	49
OTHER OPERATING INCOME	2,831	1,934	2,015	2,198
OTHER OPERATING EXPENSES	(2,741)	(1,964)	(1,878)	(2,141)
GROSS INCOME	10,809	11,015	9,936	9,703
ADMINISTRATION COSTS	(4,522)	(4,874)	(4,245)	(4,390)
Personnel expenses	(2,650)	(2,817)	(2,482)	(2,572)
General and administrative expenses	(1,872)	(2,057)	(1,763)	(1,818)
DEPRECIATION AND AMORTIZATION	(445)	(533)	(389)	(421)
PROVISIONS (NET)	(228)	(413)	(232)	(271)
IMPAIRMENT LOSSES ON FINANCIAL ASSETS (NET)	(3,235)	(4,624)	(1,964)	(2,221)
NET OPERATING INCOME	2,379	571	3,107	2,401
IMPAIRMENT LOSSES ON OTHER ASSETS (NET)	(269)	(854)	(183)	(1,700)
GAINS (LOSSES) ON DERECOGNIZED ASSETS NOT CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE	21	(18)	22	22
NEGATIVE GOODWILL	-	376	-	-
GAINS (LOSSES) IN NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS	(287)	(337)	(65)	(206)
INCOME BEFORE TAX	1,844	(262)	2,882	517
INCOME TAX	(183)	535	(497)	339
INCOME FROM CONTINUING TRANSACTIONS	1,661	273	2,385	856
INCOME FROM DISCONTINUED TRANSACTIONS (NET)	171	222	124	121
NET INCOME	1,832	495	2,509	977
Net Income attributed to parent company	1,510	166	2,262	742
Net income attributed to non-controlling interests	322	329	247	235

	Millions of Euros
	Six months ended June 30, 2012	Six months ended December 31, 2012	Six months ended June 30, 2011	Six months ended December 31, 2011
EARNINGS PER SHARE
Basic earnings per share	0.29	0.03	0.47	0.13
Diluted earnings per share	0.29	0.03	0.47	0.13

APPENDIX IX

Risks related to the developer and real-estate sector in Spain

a)	Policies and strategies established by the Group to deal with risks related to the developer and real-estate sector

BBVA has teams specializing in the management of the Real-Estate Sector risk, given its economic importance and specific technical component. This specialization is not only in the Risk-Acceptance teams, but throughout the handling, commercial, problematic management and legal aspects, and includes the research department (BBVA Research), which helps determine the medium/long-term vision needed to manage this portfolio. Specialization has been increased and the management teams in the areas of recovery and the Real Estate Unit itself have been reinforced.

The portfolio management policies, established to address the risks related to the developer and real-estate sector, aim to accomplish, among others, the following objectives: to avoid concentration in terms of customers, products and regions; to estimate the risk profile for the portfolio; and to anticipate possible worsening of the portfolio.

Specific policies for analysis and admission of new developer risk transactions

In the analysis of new operations, the assessment of the commercial operation in terms of the economic and financial viability of the project has been once of the constant points that have helped ensure the success and transformation of construction land operations for our customers’ developments.

As regards the participation of the Risk Acceptance teams, they have a direct link and participate in the committees of areas such as Recoveries and the Real Estate Unit. This guarantees coordination and exchange of information in all the processes.

The following strategies have been implemented with customers in the developer sector: avoidance of large corporate transactions, which had already reduced their share in the years of greatest market growth; non-participation in the second-home market; commitment to public housing financing; and participation in land operations with a high level of urban development security, giving priority to land open to urban development.

Risk monitoring policies

The base information for analyzing the real estate portfolios is updated monthly. The tools used include the so-called “watch-list”, which is updated monthly with the progress of each client under watch, and the different strategic plans for management of special groups. There are plans that involve an intensification of the review of the portfolio for financing land, while, in the case of ongoing promotions, they are classified for monitoring purposes based on the rate of progress of the projects.

These actions have enabled BBVA to anticipate possible impairment situations, by always keeping an eye on BBVA’s position with each customer (whether or not as first creditor). In this regard, key aspects include management of the risk policy to be followed with each customer, contract review, deadline extension, improved collateral, rate review (repricing) and asset purchase.

Proper management of the relationship with each customer requires knowledge of various aspects such as the identification of the source of payment difficulties, an analysis of the company’s future viability, the updating of the information on the debtor and the guarantors (their current situation and business course, economic-financial information, debt analysis and generation of funds), and the updating of the appraisal of the assets offered as collateral.

BBVA has a classification of debtors in accordance with legislation in force in each country, usually categorizing each one’s level of difficulty for each risk.

Based on the information above, a decision is made whether to use the refinancing tool, whose objective is to adjust the structure of the maturity of the debt to the generation of funds and the customer’s payment capacity.

As for the policies relating to risk refinancing with the developer and real-estate sector, they are the same as the general policies used for all of the Group’s risks. In the developer and real estate sector, they are based on clear solvency and viability criteria for projects, with demanding terms for additional guarantees and legal compliance. The policy on refinancing uses outstanding risk rather than impaired assets, with a refinancing tool that standardizes criteria and values up to a total of 19 variables when considering any refinancing operation.

In the case of refinancing, the tools used for enhancing the Bank’s position are: the search for new intervening parties with proven solvency and initial payment to reduce the principal debt or outstanding interest; the improvement of the debt bond in order to facilitate the procedure in the event of default; the provision of new or additional collateral; and making refinancing viable with new conditions (period, rate and repayments), adapted to a credible and sufficiently verified business plan.

Policies applied in the management of real estate assets in Spain

The policy applied for managing these assets depends on the type of real-estate asset, as detailed below.

In the case of completed homes, the final aim is the sale of these homes to private individuals, thus diluting the risk and beginning a new business cycle. Here, the strategy has been to help subrogation (the default rate in this channel of business is notably lower than in any other channel of residential mortgages) and to support our customers’ sales directly, using BBVA’s own channel (BBVA Services and our branches), creating incentives for sale and including sale orders for BBVA. In exceptional case we have even accepted partial haircuts, with the aim of making the sale easier.

In the case of ongoing construction work, our strategy has been to help and promote the completion of the works in order to transfer the investment to completed homes. The whole developer Works in Progress portfolio has been reviewed and classified into different stages with the aim of using different tools to support the strategy. This includes the use of developer accounts-payable financing as a form of payment control, the use of project monitoring supported by the Real Estate Unit itself, and the management of direct suppliers for the works as a complement to the developer’s own management.

With respect to land, the fact that the vast majority of our risk is urban land simplifies our management. Urban management and liquidity control to tackle urban planning costs are also subject to special monitoring.

b)	Quantitative information on activities in the real-estate market in Spain

The following quantitative information on real-estate activities in Spain has been prepared using the reporting models required by Bank of Spain Circular 5/2011, of November 30. However, given the legal changes in 2012 (see Note 1.7.1), the Group has revised some criteria used in the preparation of this information to adapt it to the new requirements, though this has not had a significant impact for purposes of comparison.

All the data in this section include the Unnim figures as of 2012; the 2011 figures do not include Unnim.

As of December 31, 2012 and 2011, exposure to the construction sector and real-estate activities in Spain stood at €23,656 million and €28,287 million, respectively. Of that amount, risk from loans to construction and real-estate development activities accounted for €15,358 million and €14,158 million, representing 8.7% and 8.1% of loans and advances to customers of the balance of business in Spain (excluding the government and other government agencies) and 2.4% and 2.4% of the total assets of the Consolidated Group.

Lending for real estate development according to the purpose of the loans as of December 31, 2012 and 2011 is shown below:

	Millions of Euros
December 2012 Financing allocated to construction and real estate development and its coverage	Gross Amount	Drawn Over the Guarantee Value	Specific coverage Total
Loans recorded by the Group’s credit institutions (Business in Spain)	15,358	6,164	5,642
Of which: Impaired assets	6,814	3,193	3,123
Of which: Substandard assets	2,092	911	731
Memorandum item:
Write-offs	347
(*) Unnim is included

	Millions of Euros
December 2011 Financing allocated to construction and real estate development and its coverage	Gross Amount	Drawn Over the Guarantee Value	Specific coverage Total
Loans recorded by the Group’s credit institutions (Business in Spain)	14,158	4,846	1,441
Of which: Impaired assets	3,743	1,725	1,123
Of which: Substandard assets	2,052	911	318
Memorandum item:
Write-offs	182

The increase in the Group’s total financing is partly due to Unnim, which has contributed €2,612 million, of which €1,692 million are impaired assets and €173 million substandard assets.

	Millions of Euros
Memorandum item: Consolidated Group Data (carrying amount)	December 2012 (*)	December 2011
Total loans and advances to customers, excluding the Public Sector (Business in Spain)	176,123	174,467
Total consolidated assets (total business)	637,785	597,688
Impairment losses determined collectively (total business)	3,279	3,027
(*) Unnim is included

As of December 31, 2012, 32.0% of the impaired assets in this sector are up-to-date on payments, but were classified as non-performing in accordance with the provisions of Appendix IX of Bank of Spain Circular 4/2004. Furthermore, substandard risk amounted to 13.6% of total developer risk.

The drawn over the guarantee value shown in the tables above corresponds to the difference between the gross amount of each loan and the value of the real rights that, if applicable, were received as security, calculated according to Bank of Spain Circular 3/2010, which complements Appendix IX of Bank of Spain Circular 4/2004. This means that additional regulatory corrective factors ranging from 30% to 50%, based on the type of asset, have been applied to the updated appraisal values.

After applying these corrective factors, the excess value above the guarantee value, which represents the amount to be provisioned in accordance with Bank of Spain Circular 4/2004, amounted to €3,193 million and €911 million for impaired assets and substandard assets, respectively, as of December 31, 2012 (€1,725 million and €911 million as of December 31, 2011).

Nevertheless, as of December 31, 2012 and 2011, specific recognized provisions for loans to the construction and real-estate development sector in Spain amounted to €5,642 million and €1,441 million, respectively.

As of December 31, 2012 and 2011, the updated appraisal values, without the application of said corrective factors, rose to €22,793 million and €19,288 million, respectively (an average LTV of 67.4% and 73.4%, respectively) which broadly covers the amount of the debt.

The following is a description of the real estate credit risk based on the types of associated guarantees:

	Millions of Euros
Credit: Gross amount (Business in Spain)	December 2012 (*)	December 2011
Without secured loan	1,441	1,105
With secured loan	13,917	13,053
Terminated buildings	8,167	6,930
Homes	7,148	6,431
Other	1,019	499
Buildings under construction	1,716	2,448
Homes	1,663	2,374
Other	53	74
Land	4,034	3,675
Urbanized land	2,449	2,404
Rest of land	1,585	1,271
Total	15,358	14,158
(*) Unnim is included

As of December 31, 2012, 64.3% of loans to developers were guaranteed with buildings (89.1% are homes), and only 26.3% by land, of which 60.7% is urbanized.

The information on the retail mortgage portfolio risk as of December 31, 2012 and 2011 is as follows:

	Millions of Euros
Housing-acquisition loans to households (Business in Spain)	December 2012 (*)	December 2011
With secured loan (gross amount)	87,224	79,043
of which: Impaired loans	3,163	2,371
Total	87,224	79,043
(*) Unnim is included

The loan to value (LTV) ratio (resulting from dividing the pending risk at any particular date by the amount of the latest available appraisal) of the above portfolio is as follows:

	Millions of Euros
	Total risk over the amount of the last valuation available (Loan To Value-LTV)
December 2012 LTV Breakdown of secured loans to households for the purchase of a home (Business in Spain)(*)	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%	Total
Gross amount	14,942	22,967	35,722	11,704	1,889	87,224
of which: Impaired loans	312	386	1,089	1,005	371	3,163
(*) Unnim is included

		Millions of Euros
	Total risk over the amount of the last valuation available (Loan To Value-LTV)
2011 LTV Breakdown of secured loans to households for the purchase of a home (Business in Spain)(*)	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%	Total
Gross amount	12,408	19,654	32,887	12,870	1,224	79,043
of which: Impaired loans	276	218	695	922	260	2,371
(*) Unnim is included

Outstanding home mortgage loans as of December 31, 2012 and 2011 had an average LTV of 51% and 50% respectively.

As of December 31, 2012, the Group also had a balance of €906 million in non-mortgage loans for the purchase of housing (of which €89 million were NPA).

The breakdown of foreclosed, acquired, purchased or exchanged assets for debt from loans relating to the Group’s business in Spain, as well as the holdings and financing to non-consolidated companies holding such assets is as follows:

	Millions of Euros
	December 2012 (*)			December 2011
Information about assets received in payment of debts (Business in Spain)	Gross Value (1)	Valuation Adjustments (2)	Carrying Amount	Gross Value(1)	Valuation Adjustments (2)	Carrying Amount
Real estate assets from loans to the construction and real estate development sectors in Spain.	8,894	4,893	4,001	5,101	1,740	3,361
Completed buildings	3,021	1,273	1,748	1,709	487	1,222
Homes	2,146	877	1,269	1,227	333	894
Other	875	396	479	482	154	328
Buildings under construction	908	528	380	360	115	245
Homes	881	512	369	357	114	243
Other	27	16	11	3	1	2
Land	4,965	3,092	1,873	3,032	1,138	1,894
Urbanized land	3,247	2,048	1,199	1,561	570	991
Rest of land	1,718	1,044	674	1,471	568	903
Real estate assets from mortgage financing for households for the purchase of a home	2,512	1,020	1,492	1,509	401	1,108
Rest of real estate assets received in payment of debts	653	273	380	403	167	236
Equity instruments, investments and financing to non-consolidated companies holding said assets	702	383	319	701	287	414
Total	12,761	6,569	6,192	7,714	2,595	5,119
(*) Unnim is included
(1) Represents the amount of the related impaired loans immediately before the receipt of the assets in payment of such loans.

(2) Represents provisions for impairment losses on the related loans immediately before the receipt of the assets in payment of such loans plus the amount of losses recorded due to the impairment on such assets since their receipt until the reporting date (i.e., December 31, 2012 and December 31, 2011, respectively).

As indicated in Notes 2.2.4 and 2.2.6 to the Consolidated Financial Statements, non-current assets held for sale that are foreclosed assets or properties purchased from borrowers in distress are recorded at their acquisition date and any subsequent time, at the lower of either their related carrying amount or the fair value of the asset (less sale costs).

As of December 31, 2012 and 2011, the gross book value of the Group’s real-estate assets from corporate financing of real-estate construction and development was €8,894 million and €5,101 million, respectively, with an average coverage ratio of 55% and 34.1%, respectively.

The gross book value of real-estate assets from mortgage lending to households for home purchase as of December 31, 2012 and 2011, amounted to €2,512 million and €1,509 million, respectively, with an average coverage ratio of 40.6% and 26.6%, respectively.

As of December 31, 2012 and 2011, the gross book value of the BBVA Group’s total real-estate assets (business in Spain), including other real-estate assets received as debt payment, was €12,059 million and €7,013 million, respectively. The coverage ratio was 51.3% and 32.9%, respectively.

APPENDIX X: Refinancing and restructuring operations and other requirements under Bank of Spain Circular 6/2012

REFINANCING AND RESTRUCTURING OPERATIONS

a)	Group policies and principles with respect to refinancing or restructuring operations

Refinancing/restructuring operations (see definition in the Glossary, Appendix XI) are carried out with customers who have requested such an operation in order to meet their current debt payments if they are expected, or may be expected, to experience financial difficulty in making the payments in the future.

The basic aim of a refinanced/restructured operation is to provide the customer with a situation of financial viability over time by adapting repayment of the debt incurred with the bank to the customer’s new situation of fund generation. The use of refinancing or restructuring with for other purposes, such as for delaying loss recognition, is contrary to BBVA Group policies.

The BBVA Group’s refinancing/restructuring policies are based on the following general principles:

•

Refinancing and restructuring is authorized according to the capacity of customers to pay the new installments. This is done by first identifying the origin of the payment difficulties and then carrying out an analysis of the customers’ viability, including an updated analysis of their economic and financial situation and capacity to pay and generate funds. If the customer is a company, the analysis also covers the situation of the sector in which it operates.

•

With the aim of increasing the solvency of the operation, new guarantees and/or guarantors of demonstrable solvency are obtained where possible. An essential part of this process is an analysis of the effectiveness of both the new and original guarantees submitted.

•	This analysis is carried out from the overall customer or group perspective, and not only from the perspective of a specific product.

•	Refinancing and restructuring operations do not in general increase the amount of the customer’s debt, except for the expenses inherent to the operation itself.

•	The capacity to refinance and restructure debt is not delegated to the branches, but decided on by the risk units.

•	The decisions adopted are reviewed from time to time with the aim of checking full compliance with refinancing and restructuring policies.

These general principles are adapted in each case according to the conditions and circumstances of each geographical area in which the Group operates, and to the different types of customers involved.

In the case of retail customers (private individuals), the main aim of the BBVA Group’s policy on refinancing/restructuring debt is to avoid default arising from a customer’s temporary liquidity problems by implementing structural solutions that do not increase the customer’s debt. The solution required is adapted to each case and the debt repayment is made easier, in accordance with the following principles:

•

Analysis of the viability of operations based on the customer’s willingness and ability to pay, which may be reduced, but should nevertheless be present. The customer must therefore repay at least the interest on the operation in all cases. No arrangements may be concluded that involve a grace period for both capital and interest.

•	No refinancing/restructuring operations may be concluded on debt that is not incurred with the BBVA Group.

•	Customers subject to refinancing or restructuring operations are excluded from commercial campaigns of any kind.

In the case of wholesale customers (basically businesses and corporations), refinancing/restructuring is authorized according to an economic and financial viability plan based on:

•

Forecast future income, margins and cash flows over a sufficiently long period (around five years) to allow companies to implement cost adjustment measures (industrial restructuring) and a business development plan that can help reduce the level of leverage to sustainable levels (capacity to access the financial markets).

•	Where appropriate, the existence of a divestment plan for assets and/or business segments that can generate cash to assist the deleveraging process.

•	The capacity of shareholders to contribute capital and/or guarantees that can support the viability plan.

As stated in Note 3 of the accompanying Financial Statements, the BBVA Group acquired Unnim in 2012. Unnim’s policies with respect to debt refinancing may have been different from those of BBVA, but after its integration it adapted its policies to those established by the BBVA Group.

In accordance with the Group’s policy, the conclusion of a debt refinancing/restructuring operation does not imply the debt is reclassified from “impaired” or “substandard” to outstanding risk; such a reclassification must be based on the analysis mentioned earlier of the viability and effectiveness of the new guarantees submitted.

In any event, the Group maintains its policy of including risks relating to refinanced/restructured assets as either: “doubtful assets”, as although the customer is up to date with payments, they are classified as impaired for reasons other than their default when there are significant doubts that the terms of their refinancing may not be met; “substandard assets”, because there is some material doubt as to possible non-compliance with the refinanced operation; or “normal-risk assets” (although as mentioned in the table in the following section, they continue to be classified as “normal-risk assets with special monitoring” until the conditions established by Bank of Spain Circular 6/2012 for their consideration as outstanding risk are met).

The conditions established by the Bank of Spain’s Circular 6/2012 for “normal-risk assets with special monitoring” to be reclassified out of this special monitoring category are as follows:

1)	The customer must have paid past-due amounts (principal and interest) since the date of the renegotiation or restructuring of the operation;

2)	At least two years must have elapsed since the renegotiation or restructuring of the operation;

3)

The customer must have paid at least 20% of the outstanding principal amount of the loan as well as all the past-due amounts (principal and interest) that were outstanding as of the date of the renegotiation or restructuring of the operation; and

4)

It is unlikely that the borrower will have financial difficulties and, therefore, it is expected that the borrower will be able to meet its debt payment obligations (principal and interest) in a timely manner.

During 2012, no loans were reclassified out of this special monitoring category.

The BBVA Group’s refinancing/restructuring policy provides for the possibility of multiple modifications, which shall be approved on an individual basis based on the risk profile of the relevant customer and its degree of compliance with the prior payment calendar.

Since 2009, the number of loans that have been modified two or more times has increased as a result of the deterioration of the economic conditions, mainly in Spain. As of December 31, 2012, the non-performing loan ratio of loans that had been modified two or more times was substantially the same as the non-performing loan ratio of loans that had been modified only once.

The internal models used to determine allowances for loan losses consider the restructuring or renegotiation of a loan, as well as re-defaults on a loan, by assigning a lower internal rating to restructured/renegotiated loans than the average internal rating assigned to non-restructured/renegotiated loans. This downgrade results in an increase in the probability of default (PD) assigned to restructured/renegotiated loans (with the resulting PD being higher than the average PD of the non-renegotiated loans in the same portfolios).

b)	Quantitative information on refinancing and restructuring operations.

        BALANCE OF FORBEREANCE (a)

BBVA GROUP DECEMBER 2012 (Millions of Euros)	NORMAL (b)						POTENTIAL PROBLEM LOANS
	Real estate mortgage secured		Rest of secured loans (c)		Unsecured loans		Real estate mortgage secured		Rest of secured loans (c)		Unsecured loans		Specific coverage
	Number of operations	Gross amount	Number of operations	Gross amount	Number of operations	Gross amount	Number of operations	Gross amount	Number of operations	Gross amount	Number of operations	Gross amount
1 Government agencies	112	5	14	87	10	706	2	227	1	12	4	220	7
2 Other legal entities and individual entrepreneurs	9,940	3,189	944	347	21,602	2,640	3,485	2,436	732	653	10,173	1,347	866
Of which: Financing the construction and property development	2,312	1,688	93	106	978	421	702	1,287	77	422	221	75	600
3 Other individuals	74,645	3,831	3,370	433	111,950	378	32,440	2,684	3,458	590	23,876	253	289
4 Total	84,697	7,025	4,328	868	133,562	3,725	35,927	5,348	4,191	1,254	34,053	1,820	1,162

BBVA GROUP DECEMBER 2012 (Millions of Euros)	IMPAIRED
	Real estate mortgage secured		Rest of secured loans (c)		Unsecured loans		Specific coverage		TOTAL
	Number of operations	Gross amount	Number of operations	Gross amount	Number of operations	Gross amount		Number of operations	Gross amount	Specific coverage
1 Government agencies	14	19	1	7	-	-	1	158	1,284	9
2 Other legal entities and individual entrepreneurs	7,276	3,870	1,448	1,120	10,415	892	2,122	66,015	16,493	2,988
Of which: Financing the construction and property development	2,787	2,764	389	818	737	361	1,800	8,296	7,942	2,400
3 Other individuals	30,292	1,996	2,194	370	54,089	284	848	336,314	10,820	1,137
4 Total	37,582	5,885	3,643	1,497	64,504	1,176	2,971	402,487	28,597	4,133
(a) Includes all forbereance operations as defined in paragraph 1.g) of Annex IX of Circular 4/2004 of the Bank of Spain
(b) Risks rated as normal in special monitoring as stated in paragraph 7.a) of Annex IX of the Circular 4/2004 of the Bank of Spain.

(c) Includes mortgage-backed real estate operations not full, ie loan to value greater than 1, and secured operations, other than transactions secured by real estate mortgage, of whatever their loan to value.

In addition to the refinancing and restructuring operations referred to in this section, the BBVA Group has modified loans that are not considered renegotiated or impaired based on the criteria in paragraph 59(c) in IAS 39. It was concluded that these modified loans should not be classified as renegotiated or impaired because they were modified for commercial or competitive reasons (such as to improve the relationship with a customer) rather than for economic or legal reasons relating to the borrower’s financial circumstances.

The BBVA Group’s total refinancing operations as of December 2012 amounted to €28,597 million. Of this figure, 68% corresponded to BBVA S.A., 12% to Unnim and 20% to the rest of the BBVA Group.

The refinanced debt in a normal risk situation in BBVA S.A. (€7,367 million) accounts for 3% of total credit. A further 3% is classified as substandard risk (€6,402 million), with a coverage of 14.5%.

The risk figure for refinanced debt in the commercial portfolio (developers and other companies) includes not only refinanced debt but also the total position associated with the customer.

Of the performing (normal and substandard) portfolio, 23% is loans to developers, 37% corresponds to other companies and 40% to retail portfolios.

•

In 2012 the portfolio of loans to developers has been subject to high loan-loss provisions as a result of the deterioration of assets related to the real-estate sector in Spain. The coverage ratio of this portfolio is between 25% and 35% on average, depending on whether the risk is normal or substandard, and according to the type of guarantee. The coverage ratio of our real estate developers portfolio is higher than the coverage ratios for other renegotiated loan portfolios (including our unsecured loan portfolios) due to the increase in provisions as a result of the deterioration of the real estate sector in Spain during 2012.”

•

In the Other Companies portfolio, which includes businesses and corporations, 60% is in a normal risk situation and 40% substandard. Large corporations account for 15% of the portfolio. Here, refinancing represents temporary financial support in cases of cash-flow tensions, but the solvency of the companies means that the NPA ratio is residual. The rest of the risk is with businesses, a segment where the oldest debt refinancing operations, with a high level of maturity, mean that repayments of 37% of the initial amount of the principal have already been made. Of all the refinancing operations in this group, 38% are classified as impaired (22% due to default and the rest as subjective).

•

In the retail segment, the Residential Mortgage group accounts for around 34% of the performing refinanced risk. As 53% of this portfolio was restructured in 2008 and 2009, it is considered mature and its results are used as a benchmark. In this group nearly all the customers are already paying the capital plus interest and the default rate stands at 22%. Some 6% of non-performing customers are classified as in “subjective default”.

c)	Default rate or non-performing loan (NPL) ratio for each of the renegotiated loan porfolios

As of December 31, 2012, the default rate or non-performing loan (NPL) ratio for each of the renegotiated loan portfolios was as follows:

DEFAULT RATE OR NON-PERFORMING LOAN (NPL) RATIO(*)	As of December 31, 2012
Government agencies	2%
Other legal entities and individual entrepreneurs	35%
Of which: Financing the construction and property development	50%
Other individuals	24%

(*) The default rate or non-performing loan ratio for a renegotiated loan portfolio is defined as the outstanding amount of the impaired renegotiated loans in such portfolio at the reporting date divided by the total outstanding amount of the renegotiated loans in such portfolio at such date.

OTHER REQUIREMENTS UNDER BANK OF SPAIN CIRCULAR 6/2012

a)	Quantitative information on the concentration of risks by activity and guarantees

LOANS AND ADVANCES TO CUSTOMERS BY ACTIVITY (carrying amount)

Millions of Euros
December 2012	TOTAL (*)	Of which: Mortgage loans	Of which: Secured loans	Collateralized Credit Risk. Loan to value
				Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
1 Government agencies	36,836	673	2,796	147	199	258	8	2,857
2 Other financial institutions	1,463	41	6	12	19	11	4	-
3 Non-financial institutions and individual entrepreneurs	151,281	40,980	22,872	22,233	13,391	15,511	7,342	5,383
3.1 Construction and property development	24,126	15,576	4,542	5,201	4,986	6,125	1,739	2,066
3.2 Construction of civil works	6,165	1,175	604	693	373	263	98	353
3.3 Other purposes	120,990	24,228	17,726	16,339	8,032	9,123	5,506	2,964
3.3.1 Large companies	78,233	11,103	4,107	8,722	2,661	1,950	769	1,118
3.3.2 SMEs and individual entrepreneurs	42,757	13,125	13,620	7,618	5,371	7,172	4,737	1,846
4 Rest of households and NPISHs	157,478	114,065	2,484	22,066	28,770	45,644	16,787	3,283
4.1 Housing	118,586	111,466	334	19,776	27,937	44,815	16,345	2,927
4.2 Consumption	32,782	420	1,762	1,232	270	360	224	96
4.3 Other purposes	6,109	2,180	387	1,058	563	468	218	259
SUBTOTAL	347,058	155,760	28,157	44,459	42,380	61,423	24,142	11,523
5 Less: Valuation adjustments due to impairment of assets not attributable to specific operations	4,827
6 TOTAL	342,231
MEMORANDUM:
Forbereance operations	24,462	18,258	3,620	4,917	3,839	5,730	4,160	3,233
(*) The amounts included in this table are net of impairment losses.

b)	Quantitative information on the concentration of risks by activity and geographical areas

	Millions of Euros
December 2012	TOTAL(*)	Spain	Rest of European Union	America	Rest of the world
1 Credit institutions	65,173	14,861	43,272	1,321	5,719
2 Government agencies	113,443	62,028	9,158	42,227	29
2.1 Central Administration	86,395	36,948	8,751	40,679	17
2.2 Rest	27,047	25,080	407	1,548	12
3 Other financial institutions	51,088	9,406	14,488	26,977	217
4 Non-financial institutions and individual entrepreneurs	184,712	88,023	25,507	69,304	1,878
4.1 Construction and property development	23,545	14,950	270	8,324	0
4.2 Construction of civil works	9,081	4,763	1,830	2,473	16
4.3 Other purposes	152,086	68,310	23,407	58,507	1,862
4.3.1 Large companies	103,217	43,546	18,406	39,648	1,617
4.3.2 SMEs and individual entrepreneurs	48,869	24,764	5,001	18,858	245
5 Rest of households and NPISHs	173,082	110,510	4,237	58,220	116
5.1 Housing	133,346	98,951	3,089	31,193	113
5.2 Consumption	32,682	6,592	391	25,713	(14)
5.3 Other purposes	7,054	4,967	756	1,314	17
SUBTOTAL	587,498	284,827	96,661	198,050	7,960
6 Less: Valuation adjustments due to impairment of assets not attributable to specific operations	4,733
7 TOTAL	582,766	284,827	96,661	198,050	7,960

The definition of risk for the purpose of this statement includes the following items on the public balance sheet: Loans and advances to credit institutions, Loans and advances to customers, Debt securities, Other equity securities, Trading derivatives, Hedging derivatives, Investments and Contingent risks. The amounts included in this table are net of impairment losses.

APPENDIX XI

Glossary

Adjusted acquisition cost	The acquisition cost of the securities less accumulated amortizations, plus interest accrued, but not net of any other valuation adjustments.
Amortized cost	The amortized cost of a financial asset is the amount at which it was measured at initial recognition minus principal repayments, plus or minus, as warranted, the cumulative amount taken to profit or loss using the effective interest rate method of any difference between the initial amount and the maturity amount, and minus any reduction for impairment or change in measured value.
Associates	Companies in which the Group has a significant influence, without having control. Significant influence is deemed to exist when the Group owns 20% or more of the voting rights of an investee directly or indirectly.
Available-for-sale financial assets	Available-for-sale (AFS) financial assets are debt securities that are not classified as held-to-maturity investments or as financial assets designated at fair value through profit or loss (FVTPL) and equity instruments that are not subsidiaries, associates or jointly controlled entities and have not been designated as at FVTPL.
Basic earnings per share	Calculated by dividing profit or loss attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period
Business combination	A business combination is a transaction, or any other event, through which a single entity obtains the control of one or more businesses
Cash flow hedges	Those that hedge the exposure to variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction and could effect profit or loss.
Commissions and fees	Income and expenses relating to commissions and similar fees are recognized in the consolidated income statement using criteria that vary according to their nature. The most significant income and expense items in this connection are:
· Fees and commissions relating linked to financial assets and liabilities measured at fair value through profit or loss, which are recognized when collected
· Fees and commissions arising from transactions or services that are provided over a period of time, which are recognized over the life of these transactions or services.
· Fees and commissions generated by a single act are accrued upon execution of that act.
Contingencies	Current obligations of the entity arising as a result of past events whose existence depends on the occurrence or non-occurrence of one or more future events independent of the will of the entity.
Contingent liabilities	Possible obligations of the entity that arise from past events and whose existence depends on the occurrence or non-occurrence of one or more future events independent of the entity’s will and that could lead to the recognition of financial assets.

Contingent risks	Transactions through which the entity guarantees commitments assumed by third parties in respect of financial guarantees granted or other types of contracts.
Control	An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. An investor controls an investee if and only if the investor has all the following:
(a) Power ; An investor has power over an investee when the investor has existing rights that give it the current ability to direct the relevant activities, ie the activities that significantly affect the investee’s returns.
b) Returns; An investor is exposed, or has rights, to variable returns from its involvement with the investee when the investor’s returns from its involvement have the potential to vary as a result of the investee’s performance. The investor’s returns can be only positive, only negative or both positive and negative.
c) Link between power and returns; An investor controls an investee if the investor not only has power over the investee and exposure or rights to variable returns from its involvement with the investee, but also has the ability to use its power to affect the investor’s returns from its involvement with the investee.
Correlation risk	Correlation risk is related to derivatives whose final value depends on the performance of more than one underlying asset (primarily, stock baskets) and indicates the existing variability in the correlations between each pair of assets.
Current service cost	Current service cost is the increase in the present value of a defined benefit obligation resulting from employee service in the current period.
Current tax assets	Taxes recoverable over the next twelve months.
Current tax liabilities	Corporate income tax payable on taxable profit for the year and other taxes payable in the next twelve months.
Debt certificates	Obligations and other interest-bearing securities that create or evidence a debt on the part of their issuer, including debt securities issued for trading among an open group of investors, that accrue interest, implied or explicit, whose rate, fixed or benchmarked to other rates, is established contractually, and take the form of securities or book-entries, irrespective of the issuer.
Deferred tax assets	Taxes recoverable in future years, including loss carryforwards or tax credits for deductions and tax rebates pending application.
Deferred tax liabilities	Income taxes payable in subsequent years.
Defined benefit plans	Defined contribution plans are retirement benefit plans under which amounts to be paid as retirement benefits are determined by contributions to a fund together with investment earnings thereon. The employer’s obligations in respect of its employees current and prior years’ employment service are discharged by contributions to the fund.
Defined contribution plans	Post-employment obligation under which the entity, directly or indirectly via the plan, retains the contractual or implicit obligation to pay remuneration directly to employees when required or to pay additional amounts if the insurer, or other entity required to pay, does not cover all the benefits relating to the services rendered by the employees when insurance policies do not cover all of the corresponding post-employees benefits.

Deposits from central banks	Deposits of all classes, including loans and money market operations, received from the Bank of Spain and other central banks.
Deposits from credit institutions	Deposits of all classes, including loans and money market operations received, from credit entities.
Deposits from customers	Redeemable cash balances received by the entity, with the exception of debt certificates, money market operations through counterparties and subordinated liabilities, that are not received from either central banks or credit entities. This category also includes cash deposits and consignments received that can be readily withdrawn.
Diluted earnings per share	This calculation is similar to that used to measure basic earnings per share, except that the weighted average number of shares outstanding is adjusted to reflect the potential dilutive effect of any stock options, warrants and convertible debt instruments outstanding the year. For the purpose of calculating diluted earnings per share, an entity shall assume the exercise of dilutive warrants of the entity. The assumed proceeds from these instruments shall be regarded as having been received from the issue of ordinary shares at the average market price of ordinary shares during the period. The difference between the number of ordinary shares issued and the number of ordinary shares that would have been issued at the average market price of ordinary shares during the period shall be treated as an issue of ordinary shares for no consideration. Such shares are dilutive and are added to the number of ordinary shares outstanding in the calculation of diluted earnings per share.
Early retirements	Employees that no longer render their services to the entity but which, without being legally retired, remain entitled to make economic claims on the entity until they formally retire.
Economic capital	Eligible capital for regulatory capital adequacy calculations.
Economic profit	This metric measures the part of attributable adjusted profit (attributable profit + adjustment for expected loss, net income and valuation) in excess of the cost of equity employed, and measures the profits generated in excess of market expectations of returns on equity capital. This is used at the management level; for annual public reporting; for incentives in some business areas; and in the Group’s value map.
Effective interest rate	Discount rate that exactly equals the value of a financial instrument with the cash flows estimated over the expected life of the instrument based on its contractual period as well as its anticipated amortization, but without taking the future losses of credit risk into consideration.
Employee expenses	All compensation accrued during the year in respect of personnel on the payroll, under permanent or temporary contracts, irrespective of their jobs or functions, irrespective of the concept, including the current costs of servicing pension plans, own share based compensation schemes and capitalized personnel expenses. Amounts reimbursed by the state Social Security or other welfare entities in respect of employee illness are deducted from personnel expenses.
Equity	The residual interest in an entity’s assets after deducting its liabilities. It includes owner or venturer contributions to the entity, at incorporation and subsequently, unless they meet the definition of liabilities, and accumulated net profits or losses, fair value adjustments affecting equity and, if warranted, non-controlling interests.
Equity instruments	An equity instrument that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

Equity Method	Is a method of accounting whereby the investment is initially recognised at cost and adjusted thereafter for the post-acquisition change in the investor’s share of the investee’s net assets. The investor’s profit or loss includes its share of the investee’s profit or loss and the investor’s other comprehensive income includes its share of the investee’s other comprehensive income.
Exchange/translation differences	Exchange differences (PyL): Includes the earnings obtained in currency trading and the differences arising on translating monetary items denominated in foreign currency to the functional currency. Exchange differences (valuation adjustments): those recorded due to the translation of the financial statements in foreign currency to the functional currency of the Group and others recorded against equity.
Fair value	The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Fair value hedges	Derivatives that hedge the exposure to changes in the fair value of assets and liabilities or firm commitments that have not be recognized, or of an identified portion of said assets, liabilities or firm commitments, attributable to a specific risk, provided it could affect the income statement.
Fees	See Commissions, fees and similar items
Financial guarantees	Contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs when a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument, irrespective of its instrumentation. These guarantees may take the form of deposits, technical or financial guarantees, insurance contracts or credit derivatives.
Financial instrument	A financial instrument is any contract that gives rise to a financial asset of one entity and to a financial liability or equity instrument of another entity.
Financial liabilities at amortized cost	Financial liabilities that do not meet the definition of financial liabilities designated at fair value through profit or loss and arise from the financial entities’ ordinary activities to capture funds, regardless of their instrumentation or maturity.
Full consolidation method	Method used for the consolidation of the accounts of the Group’s subsidiaries. The assets and liabilities of the Group entities are incorporated line-by-line on the consolidate balance sheets, after conciliation and the elimination in full of intragroup balances, including amounts payable and receivable. Group entity income statement income and expense headings are similarly combined line by line into the consolidated income statement, having made the following consolidation eliminations: a) income and expenses in respect of intragroup transactions are eliminated in full. b) profits and losses resulting from intragroup transactions are similarly eliminated. The carrying amount of the parent’s investment and the parent’s share of equity in each subsidiary are eliminated.
Gains or losses on financial assets and liabilities, net	This heading reflects fair value changes in financial instruments - except for changes attributable to accrued interest upon application of the interest rate method and asset impairment losses (net) recognized in the income statement - as well as gains or losses generated by their sale - except for gains or losses generated by the disposal of investments in subsidiaries, jointly controlled entities and associates an of securities classified as held to maturity.

Goodwill	Goodwill acquired in a business combination represents a payment made by the acquirer in anticipation of future economic benefits from assets that are not able to be individually identified and separately recognized.
Hedges of net investments in foreign operations	Foreign currency hedge of a net investment in a foreign operation.
Hedging derivatives	Derivatives designated as hedging instruments in an accounting hedge. The fair value or future cash flows of those derivatives is expected to offset the differences in the fair value or cash flows of the items hedged.
Held-to-maturity investments	Held-to-maturity investments are financial assets traded on an active market, with fixed maturity and fixed or determinable payments and cash flows that an entity has the positive intention and financial ability to hold to maturity.
Held for trading (assets and liabilities)	Financial assets and liabilities acquired or incurred primarily for the purpose of profiting from variations in their prices in the short term.
This category also includes financial derivatives not qualifying for hedge accounting, and in the case of borrowed securities, financial liabilities originated by the firm sale of financial assets acquired under repurchase agreements or received on loan (“short positions”).
Impaired/doubtful/non-performing portfolio	Financial assets whose carrying amount is higher than their recoverable value, prompting the entity to recognize the corresponding impairment loss.
Impaired financial assets	A financial asset is deemed impaired, and accordingly restated to fair value, when there is objective evidence of impairment as a result of one or more events that give rise to:
1. A measurable decrease in the estimated future cash flows since the initial recognition of those assets in the case of debt instruments (loans and receivables and debt securities).
2. A significant or prolonged drop in fair value below cost in the case of equity instruments.
Income from equity instruments	Dividends and income on equity instruments collected or announced during the year corresponding to profits generated by investees after the ownership interest is acquired. Income is recognized gross, i.e., without deducting any withholdings made, if any.
Insurance contracts linked to pensions	The fair value of insurance contracts written to cover pension commitments.
Inventories	Assets, other than financial instruments, under production, construction or development, held for sale during the normal course of business, or to be consumed in the production process or during the rendering of services. Inventories include land and other properties held for sale at the real estate development business.
Investment properties	Investment property is property (land or a building—or part of a building—or both) held (by the owner or by the lessee under a finance lease) to earn rentals or for capital appreciation or both, rather than for own use or sale in the ordinary course of business.
Joint arrangement	An arrangement of which two or more parties have joint control.

Joint control	The contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.
Joint venture	A joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. A joint venturer shall recognise its interest in a joint venture as an investment and shall account for that investment using the equity method in accordance with IAS 28 Investments in Associates and Joint Ventures.
Leases	A lease is an agreement whereby the lessor conveys to the lessee in return for a payment or series of payments the right to use an asset for an agreed period of time, a stream of cash flows that is essentially equivalent to the combination of principal and interest payments under a loan agreement.
a) A lease is classified as a finance lease when it substantially transfers all the risks and rewards incidental to ownership of the asset forming the subject-matter of the contract.
b) A lease will be classified as operating lease when it is not a financial lease.
Liabilities associated with non-current assets held for sale	The balance of liabilities directly associated with assets classified as non-current assets held for sale, including those recognized under liabilities in the entity’s balance sheet at the balance sheet date corresponding to discontinued operations.
Liabilities under insurance contracts	The technical reserves of direct insurance and inward reinsurance recorded by the consolidated entities to cover claims arising from insurance contracts in force at period-end.
Loans and advances to customers	Loans and receivables, irrespective of their type, granted to third parties that are not credit entities.
Loans and receivables	Financial instruments with determined or determinable cash flows and in which the entire payment made by the entity will be recovered, except for reasons attributable to the solvency of the debtor. This category includes both the investments from the typical lending activity (amounts of cash available and pending maturity by customers as a loan or deposits lent to other entities, and unlisted debt certificates), as well as debts contracted by the purchasers of goods, or users of services, that form part of the entity’s business. It also includes all finance lease arrangements in which the consolidated subsidiaries act as lessors.
Mortgage-covered bonds	Financial asset or security created from mortgage loans and backed by the guarantee of the mortgage loan portfolio of the entity.
Non-controlling interests	The net amount of the profit or loss and net assets of a subsidiary attributable to associates outside the group (that is, the amount that is not owned, directly or indirectly, by the parent), including that amount in the corresponding part of the consolidated earnings for the period.
Non-current assets held for sale	A non-current asset or disposal group, whose carrying amount is expected to be realized through a sale transaction, rather than through continuing use, and which meets the following requirements:
a) it is immediately available for sale in its present condition at the balance sheet date, i.e. only normal procedures are required for the sale of the asset.
b) the sale is considered highly probable.

Non-monetary assets	Assets and liabilities that do not provide any right to receive or deliver a determined or determinable amount of monetary units, such as tangible and intangible assets, goodwill and ordinary shares subordinate to all other classes of capital instruments.
Non performing contingent risk	The balance of non performing risks, whether for reasons of default by customers or for other reasons as detailed in section II of Annex IX of Bank of Spain Circular 04/2004, for contingent risks. This figure is shown gross: in other words, it is not adjusted for value corrections (loan loss reserves) made.
Non Performing Loans (NPL)	The balance of non performing risks, whether for reasons of default by customers or for other reasons as detailed in section II of Annex IX of Bank of Spain Circular 04/2004, for exposures on balance loans to customers. This figure is shown gross: in other words, it is not adjusted for value corrections (loan loss reserves) made.
NPA Coveraged ratio	Impairment allowances (generic, specific and country risk allowance) as a percentage of the non performing assets (the sum of impaired loans and advances to customers and impaired contingent liabilities to customers).
NPA ratio	Represents the sum of impaired loans and advances to customers and impaired contingent liabilities to customers divided by the sum of Loans and advances to customers and Contingent liabilities to customers.
Other equity instruments	This heading reflects the increase in equity resulting from various forms of owner contributions, retained earnings, restatements of the financial statements and valuation adjustments.
Other financial assets/liabilities at fair value through profit or loss	· Instruments designated by the entity from the start at fair value with changes in profit or loss. Only the following can be included in the category: assets and liabilities that are deemed “hybrid financial assets and liabilities” and for which the fair value of the embedded derivatives cannot be reliably determined.
· These are financial assets managed jointly with “Liabilities under insurance contracts” valued at fair value, in combination with derivatives written with a view to significantly mitigating exposure to changes in these contracts’ fair value, or in combination with financial liabilities and derivatives designed to significantly reduce global exposure to interest rate risk.
These headings also include customer loans and deposits effected via so-called unit-linked life insurance contracts, in which the policyholder assumes the investment risk.
Own/treasury shares	The amount of own equity instruments held by the entity.
Past service cost	It is the change in the present value of the defined benefit obligation for employee service in prior periods, resulting in the current period from the introduction of, or changes to, post-employment benefits or other long-term employee benefits.
Post-employment benefits	Retirement benefit plans are arrangements whereby an enterprise provides benefits for its employees on or after termination of service.
Property, plant and equipment/tangible assets	Buildings, land, fixtures, vehicles, computer equipment and other facilities owned by the entity or acquired under finance leases.
Provisions	Provisions include amounts recognized to cover the Group’s current obligations arising as a result of past events, certain in terms of nature but uncertain in terms of amount and/or cancellation date.

Provisions for contingent liabilities and commitments	Provisions recorded to cover exposures arising as a result of transactions through which the entity guarantees commitments assumed by third parties in respect of financial guarantees granted or other types of contracts, and provisions for contingent commitments, i.e., irrevocable commitments which may arise upon recognition of financial assets.
Provision for credit losses	Provisions recognized during the year, net of recoveries on amounts provisioned in prior years, with the exception of provisions for pensions and contributions to pension funds which constitute current or interest expense.
Provisions for pensions and similar obligation	Constitutes all provisions recognized to cover retirement benefits, including commitments assumed vis-à-vis beneficiaries of early retirement and analogous schemes.
Public-covered bonds	Financial asset or security created from public loans and backed by the guarantee of the public debt portfolio of the entity.
Refinancing Operation	An operation which, irrespective of the holder or guarantees involved, is granted or used for financial or legal reasons related to current or foreseeable financial difficulties that the holder(s) may have in settling one or more operations granted by the entity itself or by other companies in its group to the holder(s) or to another company or companies of its group, or through which such operations are totally or partially brought up to date with their payments, in order to enable the holders of the settled or refinanced operations to pay off their debt (principal and interest) because they are unable, or are expected to be unable, to meet the conditions in a timely and appropriate manner.
Renewal Operation	An operation arranged to replace another one granted previously by the entity itself, when the borrower is not experiencing financial difficulties, and is not expected to experience them in the future, i.e. the operation is arranged for reasons other than refinancing.
Restructured Operation	An operation whose financial conditions are modified for economic or legal reasons related to the holder’s (or holders’) current or foreseeable financial difficulties, in order to enable payment of the debt (principal and interest), because the holder is unable, or is expected to be unable, to meet those conditions in a timely and appropriate manner, even if such modification is provided for in the contract. In any event, the following are considered restructured operations: operations in which a haircut is made or assets are received in order to reduce the debt, or in which their conditions are modified in order to extend their maturity, change the amortization table in order to reduce the amount of the installments in the short term or reduce their frequency, or to establish or extend the grace period for the principal, the interest or both; except when it can be proved that the conditions are modified for reasons other than the financial difficulties of the holders and, are similar to those applied on the market on the modification date for operations granted to customers with a similar risk profile.
Refinanced Operation	An operation which is totally or partially brought up to date with its payments as a result of a refinancing operation made by the entity itself or by another company in its group.
Renegotiated Operation	An operation whose financial conditions are modified when the borrower is not experiencing financial difficulties, and is not expected to experience them in the future, i.e. the conditions are modified for reasons other than restructuring.

Reserves	Accumulated net profits or losses recognized in the income statement in prior years and retained in equity upon distribution. Reserves also include the cumulative effect of adjustments recognized directly in equity as a result of costs in the issue or reduction of own equity instruments, sale of own equity instruments, actuarial gains on pension plans and the retroactive restatement of the financial statements due to changes in accounting policy and the correction of errors.
Securitization fund	A fund that is configured as a separate equity and administered by a management company. An entity that would like funding sells certain assets to the securitization fund, which, in turn, issues securities backed by said assets.
Separate vehicle	A separately identifiable financial structure, including separate legal entities or entities recognised by statute, regardless of whether those entities have a legal personality.
Share premium	The amount paid in by owners for issued equity at a premium to the shares’ nominal value.
Short positions	Financial liabilities arising as a result of the final sale of financial assets acquired under repurchase agreements or received on loan.
Significant influence	Is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control of those policies. If an entity holds, directly or indirectly (eg through subsidiaries), 20 per cent or more of the voting power of the investee, it is presumed that the entity has significant influence, unless it can be clearly demonstrated that this is not the case. Conversely, if the entity holds, directly or indirectly (eg through subsidiaries), less than 20 per cent of the voting power of the investee, it is presumed that the entity does not have significant influence, unless such influence can be clearly demonstrated. A substantial or majority ownership by another investor does not necessarily preclude an entity from having significant influence.
The existence of significant influence by an entity is usually evidenced in one or more of the following ways:
(a) representation on the board of directors or equivalent governing body of the investee;
(b) participation in policy-making processes, including participation in decisions about dividends or other distributions;
(c) material transactions between the entity and its investee;
(d) interchange of managerial personnel; or
(e) provision of essential technical information.

Structured Entities	A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. A structured entity often has some or all of the following features or attributes:
(a) restricted activities.
(b) a narrow and well-defined objective, such as to effect a tax-efficient lease, carry out research and development activities, provide a source of capital or funding to an entity or provide investment opportunities for investors by passing on risks and rewards associated with the assets of the structured entity to investors.
(c) insufficient equity to permit the structured entity to finance its activities without subordinated financial support.
d) financing in the form of multiple contractually linked instruments to investors that create concentrations of credit or other risks (tranches).
Subordinated liabilities	Financing received, regardless of its instrumentation, which ranks after the common creditors in the event of a liquidation.
Subsidiaries

Companies over which the Group exercises control. An entity is presumed to have control over another when it possesses the right to oversee its financial and operational policies, through a legal, statutory or contractual procedure, in order to obtain benefits from its economic activities. Control is presumed to exist when the parent owns, directly or indirectly through subsidiaries, more than one half of an entity’s voting power, unless, exceptionally, it can be clearly demonstrated that ownership of more than one half of an entity’s voting rights does not constitute control of it. Control also exists when the parent owns half or less of the voting power of an entity when there is:

a) an agreement that gives the parent the right to control the votes of other shareholders;

b) power to govern the financial and operating policies of the entity under a statute or an agreement; power to appoint or remove the majority of the members of the board of directors or equivalent governing body and control of the entity is by that board or body;

c) power to cast the majority of votes at meetings of the board of directors or equivalent governing body and control of the entity is by that board or body.
Substandard risk	All debt instruments and contingent risks which do not meet the criteria to be classified individually as non-performing or written-off, but show weaknesses that may entail for the entity the need to assume losses greater than the hedges for impairment of risks subject to special monitoring.
Stockholders’ funds	Contributions by stockholders, accumulated earnings recognized in the income statement and the equity components of compound financial instruments.
Structured credit products	Special financial instrument backed by other instruments building a subordination structure.
Tax liabilities	All tax related liabilities except for provisions for taxes.
Trading derivatives	The fair value in favor (assets) or again (liabilities) of the entity of derivatives not designated as accounting hedges.
TSR	Total Shareholder Return.
The total return of a stock to an investor (capital gain plus dividends)

Unit-link	This is life insurance in which the policyholder assumes the risk. In these policies, the funds for the technical insurance provisions are invested in the name of and on behalf of the policyholder in shares of Collective Investment Institutions and other financial assets chosen by the policyholder, who bears the investment risk.
Value at Risk (VaR)	Value at Risk (VaR) is the basic variable for measuring and controlling the Group’s market risk. This risk metric estimates the maximum loss that may occur in a portfolio’s market positions for a particular time horizon and given confidence level
VaR figures are estimated following two methodologies:
‘- VaR without smoothing, which awards equal weight to the daily information for the immediately preceding last two years. This is currently the official methodology for measuring market risks vis-à-vis limits compliance of the risk.
‘- VaR with smoothing, which weights more recent market information more heavily. This is a metric which supplements the previous one.

VaR with smoothing adapts itself more swiftly to the changes in financial market conditions, whereas VaR without smoothing is, in general, a more stable metric that will tend to exceed VaR with smoothing when the markets show less volatile trends, while it will tend to be lower when they present upturns in uncertainty.

APPENDIX XII.

Additional disclosure required by the Regulation S-X.

Following are the consolidated balance sheets and consolidated statements of income of the Group under the IFRS reformatted to conform to the presentation guidelines for bank holding companies set forth in Regulation S-X of the Securities and Exchange Commission of the United States of America.

The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts and allocations of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

BANCO BILBAO VIZCAYA ARGENTARIA GROUP

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2012, 2011 AND 2010
	2012	2011	2010
	Millions of Euros
ASSETS
Cash and due from banks	8,234	9,002	7,435
Interest bearing deposits in other banks	45,449	39,060	28,360
Securities purchased under agreements to resell	12,491	11,110	8,685
Trading securities	82,359	73,244	66,057
Investment securities	77,662	65,596	66,402
Net Loans & Leases	340,666	340,585	340,207
Loans and leases net of unearned income	354,836	349,687	349,613
Less: Allowance for loan losses	(14,170)	(9,101)	(9,406)
Hedging Derivatives	5,120	4,684	3,603
Premises and equipment, net	7,572	7,127	6,701
Investments in affiliated companies	10,782	9,299	4,547
Intangible assets	1,702	1,344	1,058
Goodwill in consolidation	5,430	5,536	6,949
Accrual Accounts	660	568	538
Other assets	22,943	15,683	12,196
Total assets	621,072	582,838	552,738
LIABILITIES AND EQUITY
Liabilities
Demand Deposits	100,845	92,560	74,763
Saving deposits	56,419	47,677	52,597
Time deposits	130,957	124,947	148,430
Due to Bank of Spain	29,758	13,990	2
Trading account liabilities	55,833	51,178	37,212
Hedging derivatives	2,968	2,709	1,662
Short term borrowings	77,870	72,885	63,844
Long-term debt	89,381	107,868	108,539
Taxes payable	3,820	2,146	2,195
Accounts payable	7,590	7,410	6,596
Accrual accounts	2,302	2,210	2,162
Pension allowance	5,777	5,577	5,981
Other provisions	2,057	1,894	2,341
Others liabilities	11,691	9,726	8,939
Total liabilities	577,270	542,780	515,263
Shareholder´s equity
Common stocks	2,670	2,403	2,201
Additional paid-in capital	20,968	18,970	17,104
Dividends	(1,323)	(1,116)	(1,067)
Other capital instruments	(111)	(300)	(552)
Retained earnings	19,226	18,209	18,234
Total Shareholder´s equity	41,430	38,166	35,920
Non-controlling interest	2,373	1,893	1,556
Total Equity	43,802	40,058	37,475
Total liabilities and equity	621,072	582,838	552,738

BANCO BILBAO VIZCAYA ARGENTARIA GROUP CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
	2012	2011	2010
	Millions of Euros
Interest Income
Interest and fees on loans and leases	19,743	18,409	16,561
Interest on deposits in other banks	1,336	1,409	1,322
Interest on securities purchased under agreements to resell	156	209	124
Interest on investment securities	3,968	3,762	3,651
Total interest income	25,203	23,789	21,658
Interest Expense
Interest on deposits	(6,570)	(7,139)	(4,838)
Interest on Bank of Spain & Deposit Guarantee Fund	(300)	(63)	(120)
Interest on short-term borrowings	(1,925)	(1,636)	(1,283)
Interest on long term debt	(1,035)	(1,212)	(1,102)
Total interest expense	(9,830)	(10,051)	(7,343)
NET INTEREST INCOME	15,373	13,738	14,314
Provision for loan losses	(7,817)	(4,163)	(4,563)
Net Interest Income after provision for loan losses	7,556	9,576	9,751
Non-interest income
Contingent liabilities (collected)	334	302	282
Collection and payments services (collected)	2,881	2,560	2,500
Securities services (collected)	1,120	1,079	1,651
Other transactions (collected)	956	933	432
Ceded to other entities and correspondents (paid)	(789)	(640)	(545)
Other transactions (paid)	(295)	(291)	(240)
Gains (losses) from:
Affiliated companies’ securities	1,033	805	360
Investment securities	759	58	497
Foreign exchange, derivatives and other ,net	904	1,400	1,175
Other gains (losses)	4,539	3,973	3,682
Total non-interest income	11,442	10,179	9,794
Non-interest expense
Salaries and employee benefits	(5,467)	(5,053)	(4,697)
Occupancy expense of premises, depreciation and maintenance, net	(1,850)	(1,618)	(1,504)
General and administrative expenses	(3,057)	(2,773)	(2,559)
Impairment of goodwill	(54)	(1,444)	(13)
Net provision for specific allowances	(641)	(503)	(475)
Other expenses	(6,347)	(4,965)	(4,238)
Total non-interest expense	(17,416)	(16,356)	(13,486)
Income Before Taxes	1,582	3,398	6,060
Income Tax expense	352	(158)	(1,345)
Income or loss from continuing operations	1,934	3,240	4,715
Discontinued operations	393	245	281
NET INCOME	2,327	3,485	4,995
Net income attributed to the non-controlling interests	(651)	(481)	(389)
NET INCOME ATTRIBUTED TO PARENT COMPANY	1,676	3,004	4,606

Financial Statements of Issuers of Guaranteed Securities

In connection with Rule 3-10 (Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered) of Regulation S-X:

•

BBVA International Preferred, S.A. (Unipersonal) – an issuer of registered preferred securities guaranteed by the Bank – does not file the financial statements required for a registrant by Regulation S-X as it is a 100% owned finance subsidiary of the Bank and the Bank fully and unconditionally guarantees its preferred securities (Serie “C” is listed in the United States). No other subsidiary of the Bank guarantees such securities.

•

BBVA U.S Senior S.A. (Unipersonal) and BBVA Subordinated Capital, S.A. (Unipersonal) do not file the financial statements required for a registrant by Regulation S-X as these companies are 100% owned finance subsidiaries of the Bank and the Bank will fully and unconditionally guarantee any future securities issued by any of such companies. No other subsidiary of the Bank will guarantee any such securities.

We are not aware of any legal or economic restrictions on the ability of these subsidiaries to transfer funds to the Bank in the form of cash dividends, loans or advances, capital repatriation or otherwise. There is no assurance that in the future such restrictions will not be adopted.